Exhibit 99.10

THIS DOCUMENT AND THE ACCOMPANYING FORM OF PROXY ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the course of action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other professional adviser (being, in the case of shareholders in Ireland, an organisation or firm authorised or exempted pursuant to the Investment Intermediaries Act 1995 (as amended) or the European Communities (Markets in Financial Instruments) Regulations 2007 (as amended) and, in the case of shareholders in the United Kingdom, an adviser authorised pursuant to the Financial Services and Markets Act 2000, or, in the case of shareholders in a territory outside Ireland and the United Kingdom, from another appropriately authorised independent financial adviser).

If you sell or have sold or otherwise transferred all of your Greencore Shares, please send this document at once, but not the accompanying Form of Proxy which has been personalised, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. However, this document should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction. If you sell or have sold or otherwise transferred only part of your holding of Greencore Shares, you should retain this document and the accompanying Form of Proxy.

The release, publication or distribution of this document and/or the accompanying Form of Proxy into jurisdictions other than Ireland, the United Kingdom and the United States may be restricted by law and therefore persons into whose possession this document and/or the accompanying Form of Proxy comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of such jurisdiction.

You should read the whole of this document and take into account all the information contained or incorporated by reference into it when considering what action you should take in connection with the Resolutions to be proposed at the Greencore Shareholder Meeting referred to below. Your attention is specifically drawn to the letter from the Chairman of Greencore which is set out in Part I of this document and which recommends that you vote in favour of the Resolutions to be proposed at the Greencore Shareholder Meeting, and to the discussion of certain risks and other factors that may affect the value of your shareholding in Greencore set out in Part II of this document (“Risk Factors”).

Greencore Group plc

(incorporated and registered in Ireland under the Companies Acts 1963 to 1990 with registered number 170116)

Recommended Merger with Northern Foods plc to create Essenta Foods plc Circular to shareholders and Notice of Extraordinary General Meeting

Subject to the approval of Resolutions 1 and 2 to be proposed at the Greencore Shareholder Meeting and the satisfaction (or, where appropriate, waiver) of the other Conditions (including the passing of certain resolutions to be proposed at the Northern Foods Shareholder Meetings and the sanction of the Merger by the Irish High Court), it is expected that the Merger will become effective, and that dealings in the New Greencore Shares to be issued to Northern Foods Shareholders in connection with the Merger will commence, by the end of Q1 2011/early Q2 2011.

Application will be made to the UK Listing Authority for the New Greencore Shares to be admitted to the Official List of the UK Listing Authority, and to the London Stock Exchange for the New Greencore Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities. In connection with Admission of the New Greencore Shares to trading on the London Stock Exchange’s main market for listed securities, application will be made to the UK Listing Authority (which has been transferred the function of approving the prospectus by the Central Bank of Ireland, as competent authority under Directive 2003/71/EC) for a prospectus to be approved as meeting the requirements imposed under UK and EU law pursuant to Directive 2003/71/EC. It is expected that the prospectus will be published in Q1 2011. The Existing Greencore Shares will remain admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange’s main market for listed securities.

Notice of the Greencore Shareholder Meeting to be held at 11.00 a.m. on 31 January 2011 at The Conrad Hotel, Earlsfort Terrace, Dublin 2, Ireland is set out in Schedule I to this document. A Form of Proxy for use at the Greencore Shareholder Meeting is enclosed and, whether or not you intend to attend the Greencore Shareholder Meeting in person, please complete, sign and return the Form of Proxy so as to be received by Greencore’s Registrar, Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland as soon as possible but, in any event, so as to arrive no later than 11.00 a.m. on 29 January 2011 (or, in the case of an adjournment, no later than 48 hours before the time fixed for holding the adjourned meeting). The completion and return of a Form of Proxy will not prevent shareholders from attending and voting in person at the Greencore Shareholder Meeting or any adjournment thereof, should they wish to do so.

Electronic proxy appointment is available for the Greencore Shareholder Meeting. This facility enables a shareholder to lodge his/her proxy by logging on to the website of Greencore’s Registrar at www.computershare.com/ie/voting/greencore. Shareholders will need their unique PIN number and shareholder reference number printed on the Form of Proxy that accompanies this document. Alternatively, for those who hold Greencore Shares in CREST, a shareholder may appoint a proxy by completing and transmitting a CREST Proxy Instruction to Computershare Investor Services (CREST participant ID 3RA50). In each case, shareholders must complete the process by no later than 11.00 a.m. on 29 January 2011 (or, in the case of an adjournment, no later than 48 hours before the time fixed for holding the adjourned meeting). The completion and return of either an electronic proxy appointment notification or a CREST Proxy Instruction (as the case may be) will not prevent shareholders from attending and voting in person at the Greencore Shareholder Meeting or any adjournment thereof, should they wish to do so.

Apart from the responsibilities, if any, which may be imposed on Barclays Capital and IBI Corporate Finance by FSMA, European Communities (Markets in Financial Instruments) Regulations 2007 (as amended) or the regulatory regimes established thereunder or the UK Code or Irish Takeover Rules, Barclays Capital and IBI Corporate Finance do not accept any responsibility whatsoever for the contents of this document or for any statements made or purported to be made by them or on their behalf in connection with the Merger. Barclays Capital and IBI Corporate Finance accordingly disclaim all and any liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise have in respect of this document or any such statement.

Barclays Capital, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for Greencore and for no one else as sole financial adviser, joint corporate broker and joint sponsor in connection with the Merger and will not be responsible to anyone other than Greencore for providing the protections afforded to its clients or for providing advice in relation to the Merger or any other matters referred to in this document.

IBI Corporate Finance Limited, which is regulated in Ireland by the Central Bank of Ireland, is acting exclusively for Greencore and for no one else as joint sponsor in connection with the Merger and will not be responsible to anyone other than Greencore for providing the protections afforded to its clients or for providing advice in relation to the Merger or any other matters referred to in this document.

Investec is acting exclusively for Greencore and no one else in connection with the Merger and will not be responsible to anyone other than Greencore for providing the protections afforded to its clients or for providing advice in relation to the Merger or in relation to the contents of this document or any transaction or any other matters referred to in this document

Goodbody Stockbrokers, which is regulated in Ireland by the Central Bank of Ireland, is acting exclusively for Greencore and no one else in connection with the Merger and will not be responsible to anyone other than Greencore for providing the protections afforded to its clients or for providing advice in relation to the Merger or in relation to the contents of this document or any transaction or any other matters referred to in this document.

Overseas jurisdictions

This document has been prepared to comply with Irish and English law and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws and regulations of any jurisdiction outside of Ireland and the United Kingdom.

The release, publication or distribution of this document in jurisdictions other than Ireland, the United Kingdom and the United States may be restricted by law and therefore any persons who are subject to the laws or regulations of any jurisdiction other than Ireland, the United Kingdom and the United States should inform themselves about, and observe, any applicable requirements.

Notice to US investors

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

The Greencore Shares referred to herein have not been, and are not intended to be, registered under the US Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The New Greencore Shares are intended to be made available within the United States in connection with the Merger described herein pursuant to an exemption from the registration requirements of the Securities Act.

The Merger described herein relates to the securities of a non-US company. The Merger is subject to disclosure and procedural requirements of Ireland and the United Kingdom, which are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union, which may not be comparable with the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since Greencore and Northern Foods are located in Ireland and the United Kingdom, respectively, and some or all of their officers and directors may be residents of Ireland, the United Kingdom or other non-US countries. You may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

Cautionary note on forward-looking statements

This document and the information incorporated by reference into it include statements that are, or may be deemed to be, “forward-looking statements”, including statements about Greencore’s intentions, beliefs and expectations. These statements are based on Greencore’s current plans, estimates and projections, as well as Greencore’s expectations of external conditions and events. In some cases, these forward-looking statements can be identified by the words ‘expect’, ‘anticipate’, ‘predict’, ‘estimate’, ‘project’, ‘may’, ‘could’, ‘should’, ‘would’, ‘will’, ‘intend’, ‘believe’ and variations of these words and other similar future or conditional expressions and comparable terminology. By their nature, forward-looking statements involve inherent risks and uncertainties because they relate to events and depend on future circumstances that may or may not occur, many of which are beyond Greencore’s control and all of which are based on the Directors’ current beliefs and expectations about future events. Forward-looking statements are not guarantees of future performance. Shareholders are therefore cautioned that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements. These factors include, but are not limited to, those discussed in Part II “Risk Factors”.

Examples of these forward-looking statements include, but are not limited to, statements about the expected benefits and risks associated with the Merger, projections or expectations of economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of the Combined Group following completion of the Merger, including in relation to the achievement of anticipated cost synergies, other operating efficiencies, business growth opportunities, benefits that would be afforded to customers; and statements about economic conditions and future trends and the impact that those matters may have on the Combined Group following completion of the Merger. The forward-looking statements contained in this document or the information incorporated by reference into it speak only as of the date of this document. Greencore undertakes no duty to and will not necessarily update any of them in light of new information, future events or otherwise, except to the extent required by any applicable law, the UK Code, the Irish Takeover Rules, the Listing Rules and the Disclosure and Transparency Rules.

This document does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any Greencore Shares or other securities of Greencore.

22 December 2010

DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

Directors	Ned Sullivan (Chairman)
Patrick Coveney (Chief Executive Officer)
Geoff Doherty (Chief Financial Officer)
Diane Walker (Executive Director)
John Herlihy (Non-Executive Director)
Gary Kennedy (Non-Executive Director)
Patrick McCann (Non-Executive Director)
Eric Nicoli (Non-Executive Director)
David Simons (Non-Executive Director)
David Sugden (Non-Executive Director)

Company Secretary	Conor O’Leary

Registered Office	No. 2 Northwood Avenue
Northwood Business Park
Santry
Dublin 9
Ireland

Financial adviser, joint broker and joint sponsor to Greencore	Barclays Capital
5 The North Colonnade
Canary Wharf
London E14 4BB
United Kingdom

Joint sponsor to Greencore	IBI Corporate Finance Limited
40 Mespil Road
Dublin 4
Ireland

Joint broker to Greencore	Investec
2 Gresham Street
London EC2V 7QP
United Kingdom

Joint broker to Greencore	Goodbody Stockbrokers
Ballsbridge Park
Dublin 4
Ireland

Solicitors to Greencore as to English law	Slaughter and May
One Bunhill Row
London EC1Y 8YY
United Kingdom

Solicitors to Greencore as to Irish law	Arthur Cox
Earlsfort Centre
Earlsfort Terrace
Dublin 2
Ireland

Legal advisers to Greencore as to US law	Davis Polk & Wardwell LLP
9 Gresham Street
London EC2V 7NG
United Kingdom

Auditors to Greencore	KPMG
1 Stokes Place
St. Stephen’s Green
Dublin 2
Ireland

Reporting accountants	KPMG LLP
15 Canada Square
London E14 5GL
United Kingdom

Registrar to Greencore	Computershare Investor Services (Ireland) Limited
Heron House
Corrig Road
Sandyford Industrial Estate
Dublin 18
Ireland

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

All references in this document to times are to Dublin/London time unless otherwise stated. Capitalised terms have the meanings ascribed to them in Part X of this document

Event	Expected Time/Date

Latest time for receipt of Forms of Proxy (or electronic/CREST Proxy Instructions) for the Greencore Shareholder Meeting	11.00 a.m. on 29 January 2011

Record date for eligibility to vote at the Greencore Shareholder Meeting (as specified by Article 64(a) of Greencore’s Articles of Association)	5.00 p.m. on 29 January 2011(1)

Greencore Shareholder Meeting to approve the Merger	11.00 a.m. on 31 January 2011

Northern Foods Shareholder Meetings to approve the Merger	11.00 a.m. on 31 January 2011

Irish High Court hearing to certify that pre-merger steps have been completed by Greencore	early February 2011(2)

UK Court hearing to certify that pre-merger steps have been completed by Northern Foods	early February 2011(2)

Expected date of publication of prospectus in connection with the Admission of the New Greencore Shares	Q1 2011(2)

Last day for dealings in, and for registration of transfers of Northern Foods Shares	end Q1/early Q2 2011(2)

Last day for dealings in Existing Greencore Shares on the Irish Stock Exchange’s regulated market	end Q1/early Q2 2011(2)

Suspension of listing of, and dealings in, Northern Foods Shares	end Q1/early Q2 2011(2)

Suspension of listing of, and dealings in, Existing Greencore Shares on the Irish Stock Exchange’s regulated market	end Q1/early Q2 2011(2)

Irish High Court hearing to sanction the Merger	end Q1/early Q2 2011(2)

Effective Date of Merger	end Q1/early Q2 2011(2)

Cancellation of the listing of Northern Foods Shares, Admission of the New Greencore Shares, and cancellation of the listing of Existing Greencore Shares on the Irish Stock Exchange (the Existing Greencore Shares will continue to trade on the London Stock Exchange)

end Q1/early Q2 2011(2)

Commencement of dealings of the New Greencore Shares on the London Stock Exchange	end Q1/early Q2 2011(2)

Notes:

(1)

If the Greencore Shareholder Meeting is adjourned, then the record date for eligibility to vote at the reconvened meeting will be at the close of business on the date falling two days before the date set for the reconvened meeting.

(2)

The precise dates of events falling after the Greencore Shareholder Meeting are not ascertainable at this stage and will depend, among other things, upon the date of satisfaction (or, where applicable, waiver) of the various Conditions to the Merger and upon the date on which the Irish High Court sanctions the Merger. Indicative times and dates for these events will be set out in the prospectus to be published in connection with Admission of the New Greencore Shares and, in addition, will be notified to Greencore Shareholders and to the Irish Stock Exchange and London Stock Exchange via a Regulatory Information Service when the publication of that prospectus is announced by Greencore.

INDICATIVE MERGER STATISTICS

Number of Greencore Shares on a fully diluted basis as at 17 November 2010	209,930,532(1)

Number of Northern Foods Shares on a fully diluted basis as at 17 November 2010	468,662,510(2)

Exchange Ratio	0.4479(3)

Proportion of Enlarged Share Capital (measured on a fully diluted basis)	approximately
attributable to holders of interests in Northern Foods Shares	50 per cent.(4)

Notes:

(1)

The total number of Greencore Shares in issue as at 17 November 2010 (excluding shares held in treasury) and the number of Greencore Shares which may be issued to holders of interests in Greencore Shares pursuant to the exercise of options or vesting of awards under the Greencore Share Schemes (based on an assessment, as at 17 November 2010, of the likely vesting proportions of those options and awards and offset by the Existing Greencore Shares held in Greencore’s employee trust).

(2)

The total number of Northern Foods Shares in issue as at 17 November 2010 (excluding shares held in treasury) and the number of Northern Foods Shares which may be issued to holders of interests in Northern Foods Shares pursuant to the exercise of options or vesting of awards under the Northern Foods Share Schemes (based on an assessment, as at 17 November 2010, of the likely vesting proportions of those options and awards and offset by the Existing Northern Foods Shares held in Northern Foods employee trust).

(3)

The number of New Greencore Shares that will be issued to Northern Foods Shareholders immediately on completion of the Merger for each Northern Foods Share held (subject to adjustment for fractional entitlements).

(4)	Proportion of Enlarged Share Capital stated on the basis of (1) and (2) above.

PART I

LETTER FROM THE CHAIRMAN OF GREENCORE GROUP PLC

(Incorporated and registered in Ireland under the Companies Acts 1963 to 1990 with registered number 170116)

Directors:	Registered Office:

Ned Sullivan (Chairman)	No. 2 Northwood Avenue
Patrick Coveney (Chief Executive Officer)	Northwood Business Park
Geoff Doherty (Chief Financial Officer)	Santry
Diane Walker (Executive Director)	Dublin 9
John Herlihy (Non-Executive Director)	Ireland
Gary Kennedy (Non-Executive Director)
Patrick McCann (Non-Executive Director)
Eric Nicoli (Non-Executive Director)
David Simons (Non-Executive Director)
David Sugden (Non-Executive Director)
22 December 2010
To Greencore Shareholders and the Special Shareholder

Dear Shareholder,

Proposed Merger with Northern Foods plc

Notice of Extraordinary General Meeting

1.	Introduction

On 17 November 2010, the Boards of Greencore and Northern Foods announced that they had reached agreement on the terms of a recommended merger of equals to form Essenta Foods. Subject to the satisfaction or, where appropriate, waiver of the Conditions, it is expected that the Merger will complete by the end of Q1 2011 or early Q2 2011.

The Board believes that the proposed Merger presents a compelling opportunity for all stakeholders by creating a sustainable, top tier organisation capable of delivering best in class food products and innovative solutions to its customers. The Merger will create a substantial chilled prepared food company in fast growing categories in the UK, further enhanced by strong branded positions, in particular in biscuits and frozen food. The investment case is underpinned by cost synergies and the platform for further growth in the UK, Ireland and the US. The Board believes that the time is right for both companies to build a real “better than both” business and bring together both teams to develop fully the potential of both companies.

The Merger, which owing to the size of Northern Foods constitutes a Class 1 Transaction for Greencore, is proposed to be effected under the European Cross-Border Mergers Directive, and requires the approval of both Greencore Shareholders and Northern Foods Shareholders to proceed. Accordingly, the Greencore Shareholder Meeting is to be held at 11.00 a.m. on 31 January 2011 at The Conrad Hotel, Earlsfort Terrace, Dublin 2, Ireland for the purposes of approving the Merger, together with certain other ancillary proposals that are required (or thought desirable) in order to implement the Merger. An explanation of the Resolutions to be proposed at the Greencore Shareholder Meeting is set out in paragraph 9 of this letter.

The purpose of this document is to provide you with information on the Merger, to explain the background to and reasons for the Merger, and why the Board unanimously believes the Merger is in the best interests of Greencore and Greencore Shareholders as a whole. The recommendation from the Board that you vote in favour of the Resolutions at the Greencore Shareholder Meeting is set out in paragraph 12 of this letter.

Please note that Greencore Shareholders should read the whole of this document and not only rely on the summarised information set out in this letter.

2.	Summary of key terms and structure of the Merger

If the Merger becomes effective, Northern Foods Shareholders will receive 0.4479 of a New Greencore Share for every Northern Foods Share held by them. This means that Greencore Shareholders and Northern Foods Shareholders will each, on a fully diluted basis, hold approximately 50 per cent. of the enlarged, fully diluted, share capital of the Combined Group.1

The Merger, which will be effected under the European Cross-Border Mergers Directive, will be carried out as a “merger by absorption” for the purposes of the relevant UK Cross-Border Mergers Regulations and a “merger by acquisition” for the purposes of the relevant Irish Cross-Border Mergers Regulations. It will result in Northern Foods’ assets and liabilities being transferred to Greencore by order of the Irish High Court and Northern Foods being dissolved without going into liquidation, with Northern Foods Shareholders receiving New Greencore Shares in consideration for this transfer.

On completion of the Merger, Greencore will be renamed Essenta Foods, will remain domiciled and tax resident in Ireland, and will be admitted to the premium segment of the Official List of the UK Listing Authority and its shares (comprising, as at the Effective Date, the Greencore Shares in issue immediately before completion of the Merger and the New Greencore Shares) will be traded on the London Stock Exchange’s main market for listed securities and quoted in pounds sterling. Following discussions with FTSE, it is anticipated that Essenta Foods will be included in the FTSE UK Index Series with immediate effect on completion of the Merger.

The Merger is subject to the Conditions set out in Schedule II to this document and summarised in paragraph 7 below, including the approval of the Merger by the requisite majorities of Greencore Shareholders at the Greencore Shareholder Meeting and Northern Foods Shareholders at the Northern Foods Shareholder Meetings. If Resolutions 1 and 2 to be proposed at the Greencore Shareholder Meeting are approved by Greencore Shareholders (and Northern Foods Shareholders likewise approve the Merger at the corresponding Northern Foods Shareholder Meetings), it is expected that the Merger will complete (subject to the satisfaction or waiver of all other Conditions) by the end of Q1 2011/early Q2 2011.

The Boards of Greencore and Northern Foods reserve the right (with the consent of the Sponsors and of the UK Panel and/or the Irish Panel, as the case may be) to implement the Merger by means of an alternative transaction structure if considered necessary or desirable.

3.	Information on the Northern Foods Group

The Northern Foods Group is a convenience food manufacturer in the UK and Ireland. Once Northern Foods’ current restructuring of its business divisions (which was announced in October 2010) has been completed (expected by April 2011), its business will comprise two divisions – “Chilled” and “Branded”. The Chilled division will focus on providing own label products, including sandwiches, salads and ready meals, to some of the UK’s largest retailers. The Branded division includes some well-known brands in biscuits (Fox’s), pizzas (Goodfella’s), pies (Holland’s and McDougalls), and Christmas puddings (Matthew Walker).

Northern Foods’ customer base includes all of the UK’s major food retailers and a number of discount retailers, with whom it has long-standing relationships. In 2010, Northern Foods also commenced the supply of sandwiches to Costa Coffee and began supplying British Airways’ short-haul flights from Heathrow in conjunction with DHL, under a 10-year agreement.

Northern Foods’ strategy focused on providing high levels of service and maximising efficiency has also been to supply a wide range of products at different price points to its broad customer base. Northern Foods has focused on leveraging science, technology and innovation to improve its product offering and maximise efficiency, while continuing to provide high levels of service to its customer base.

Northern Foods is headquartered in Leeds, England and operates from 24 facilities (18 of which are manufacturing facilities) in the UK and Ireland, directly employing over 9,000 people.

In the 53 week period ended 3 April 2010, Northern Foods generated profit from operations of £28.0 million on sales of £977.0 million (profit from operations before restructuring items was £54.6 million), and in the 26 weeks to 2 October 2010, Northern Foods generated a loss from operations of £8.0 million on sales of £453.0 million (profit from operations before restructuring items was £17.5 million). As at 2 October 2010, Northern Foods had gross assets of £583.8 million and net liabilities of £44.3 million.

Further details on the Northern Foods Group are set out in Part III of this document, and Northern Foods’ audited consolidated financial statements for the 53 week period ended 3 April 2010 and the 52

1	For further details of how this figure has been calculated, see the section of this document entitled “Indicative Merger Statistics”.

week periods ended 28 March 2009 and 29 March 2008, and the unaudited condensed consolidated financial statements for the 26 week period ended 2 October 2010, are set out in the Annexures to this document. A cross reference list in respect of these financial statements is set out in Part V of this document.

4.	Information on the Greencore Group

The Greencore Group is an international manufacturer of convenience foods comprising a core “Convenience Foods” division and an “Ingredients and Related Property” division. The Convenience Foods division provides a wide range of customer and licensed brands to major retail and foodservice customers in the UK, Ireland and the US.

Greencore operates from 20 facilities (18 of which are manufacturing facilities) in the UK, Ireland and the US, directly employing approximately 7,000 people.

In the UK, the Convenience Foods division supplies many of the major food retailers across a range of products including sandwiches, chilled prepared meals, chilled soups and sauces, ambient sauces and pickles, cakes and desserts and Yorkshire puddings.

Recently, Greencore has made significant steps to concentrate its strategic focus on its convenience foods businesses. Key highlights of the most recent financial year were the extension of Greencore’s presence in convenience food markets outside the UK with the expansion of its convenience food business in the US, and the completion of a successful disposal programme, which saw the disposals of Greencore’s non-core malt, water and continental European convenience food businesses.

As a result, at 24 September 2010, Greencore was a focused, strong performing convenience food business with a 31.8 per cent. decrease in net debt from the previous year (down from €283.5 million as at 25 September 2009 to €193.4 million as at 24 September 2010).

In the financial year ended 24 September 2010, the Greencore Group generated operating profits from continuing operations pre exceptional items of €59.7 million on continuing sales of €856.0 million. As at 24 September 2010, the Greencore Group had total assets of €850.8 million and net assets of €178.9 million.

Further information on the Greencore Group is set out in Part IV of this document, and Greencore’s audited consolidated Group Financial Statements for the financial years ended 24 September 2010, 25 September 2009 and 26 September 2008 are incorporated by reference into this document, as set out in Part VI.

5.	Background to and reasons for the Merger

Greencore and Northern Foods have long track records of operating successfully in the UK convenience food sector. Both companies recognise the importance of delivering high quality products, continued innovation, maintaining strong standards of service and improving efficiency. Following the successful streamlining of Greencore’s and Northern Foods’ business, and the significant progress made in the ongoing restructuring of Northern Foods’ business (as more fully described in paragraph 6 of Part III of this document) and in improving the operating performance and balance sheet strength of both companies, the Board believes that Greencore and Northern Foods are in a strong position to combine their respective businesses, which in their latest completed financial periods generated, in aggregate, approximately £1.7 billion of annual sales respectively and create a convenience foods business with a strong platform for further growth and the potential to realise significant cost savings through synergies.

5.1	Strong combined portfolio and assets

The Board of Greencore believes that the Merger will:

•

combine two highly complementary UK businesses (spread across a number of categories in both branded and non-branded segments) to create a business with a well-balanced product portfolio and an attractive customer base which includes all major UK food retailers:

–	combine two complementary customer bases to create a substantial operator in two of the most attractive convenience food categories:

– food-to-go;

– chilled ready meals;

–

combine significant category positions in the UK in the manufacture of quiches, chilled pizzas, pies, chilled sauces and soups, private label cooking sauces and selected cakes and desserts segments; and

–

create a portfolio which includes strong brands in biscuits (Fox’s), frozen pizza (Goodfella’s), selected Irish frozen brands (Donegal Catch and Green Isle) and licences to manufacture brands including for Weight Watchers;

•	offer the potential for growth in the US on the back of Greencore’s US chilled prepared food business.

Further information on the existing operations of Northern Foods and Greencore (including their food portfolios and asset bases) is detailed in Parts III and IV of this document respectively.

The Board believes that the Combined Group will benefit from strong market positions in growing segments of the market such as sandwiches and ready meals, which in the UK have experienced 9.8 per cent.[3] and 7.7 per cent.[4] market growth respectively in the last year. The Combined Group will have a high quality asset base through the UK, Ireland and the US with 33 facilities in the UK, eight facilities in Ireland and three facilities in the US. Greencore and Northern Foods have invested significantly in their respective businesses in recent years and consequently the Combined Group will have sufficient capacity to support further market growth in these and other segments of the market. The Board believes that the Merger will provide the platform to support continued investment in innovation for the benefit of both customers and shareholders.

5.2	Blue-chip customer base

Taken together, Greencore and Northern Foods currently supply all of the UK’s major food retailers, with established relationships across a number of areas within those retailers catering for discrete market segments (for example, in terms of branded/non-branded, premium/discount and ambient/chilled/frozen ranges) and across a number of product sub-categories (for example, ready meals, sandwiches and salads, sauces and soups, pizzas, biscuits, cakes and desserts). The Board expects the Merger will:

•

combine broad customer bases with strong relationships – the customer bases of Northern Foods and Greencore are highly complementary, with minimal customer overlap in the key growth categories of food-to-go and chilled ready meals; and

•

help deepen existing relationships with the Combined Group’s key customers, while introducing new distribution channels to both businesses and providing opportunities to distribute a wider range of products into a broader customer base.

5.3	Synergies

The Board believes that the Combined Group will be able to achieve annual cost synergies of approximately £40 million.[5] These synergies are expected to comprise approximately £15 million from overhead cost savings, approximately £20 million from purchasing and supply chain efficiencies and approximately £5 million from financing and tax efficiencies (and are additional to any cost savings that may be made from the removal of overhead costs from the standalone Northern Foods cost base as a result of Northern Foods’ previously announced restructuring).

3	Volume growth rate from Nielsen Grocery Multiples, 52 weeks ended 3 October 2010.

4	Volume growth rate from Kantar World Panel, 52 weeks ended 3 October 2010.

5

These statements of estimated cost savings and synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the cost savings and synergies referred to may not be achieved, or those achieved could be materially different from those estimated. Neither this statement nor any other statement in this document should be construed as a profit forecast or interpreted to mean that Essenta Foods’ earnings in the first full year following the Merger, or in any subsequent period, would necessarily match or be greater than or be less than those of Greencore and/or Northern Foods for the relevant preceding financial period or any other period. In addition, please see the risk factor at paragraph 4.3 of Part II of this document.

The Board believes that at least half of these synergies will be realised in the first 12 months after completion of the Merger, rising to approximately 90 per cent. in the second year after completion of the Merger with the full amount of synergies being realised in the third year after completion of the Merger. It is expected that realisation of these synergies will incur one-off cash costs of approximately £45 million, of which approximately two-thirds would be incurred in the first 12 months after completion of the Merger, with the balance in the following year.[6]

In addition to these cost synergies, the Board believes that the Merger will provide an opportunity to achieve certain revenue synergies through leveraging distribution channels, brands, product portfolios and research and development capability across the Combined Group.

5.4	Increased financial strength

Following completion of the Merger, the Board believes that Essenta Foods will have a strong credit profile which will facilitate greater financial and strategic flexibility for the future.

Greencore and Northern Foods have together negotiated a £450 million five-year revolving credit facility for the Combined Group to replace existing revolving credit facilities. The new £450 million revolving credit facility will be provided by Barclays Capital, The Governor and Company of the Bank of Ireland, HSBC Bank plc, Rabobank Ireland plc and The Royal Bank of Scotland plc. Both Northern Foods and Greencore have existing US private placement notes outstanding with maturities ranging from 2012 to 2020. The total amount outstanding for both Northern Foods and Greencore under these notes is approximately £311.4 million. The structure of the Merger, which is being effected under the European Cross-Border Mergers Directive, has no material impact on Greencore’s US private placement notes but will have the effect of transferring Northern Foods’ US private placement notes to Greencore. A merger of this sort is expressly contemplated by the terms of these notes, subject to certain conditions which the Board expects to be satisfied. Both Greencore’s and Northern Foods’ US private placement notes are expected to remain outstanding when the Merger takes effect.

The Board believes that the US private placement notes and the new £450 million revolving credit facility will provide the Combined Group with sufficient headroom to finance its peak financing requirements and will form a strong capital structure for Essenta Foods.

In addition, on completion of the Merger, Essenta Foods expects to receive an investment grade issuer rating (BBB low with stable trend) from the DBRS rating agency, which the Board believes will allow the Combined Group to access a range of financing options going forward.

5.5	Combined Group strategy

Following the Merger, Essenta Foods’ strategic focus will be on:

	•	UK Convenience Foods:

–

delivering strong growth and returns by continuing to develop deeper customer relationships, great food offerings and strong innovation; invest in scale manufacturing facilities and people capability; and drive synergies and operational cost reductions;

		–	seeking out new category opportunities in the UK and Ireland which can be accessed by drawing upon the Combined Group’s expertise; and

		–	acquiring complementary product portfolios in the UK private label convenience foods sector where suitable opportunities present themselves.

	•	UK/Ireland Branded:

		–	building on the brand strength and market leading automation of the Fox’s business to ensure the brand remains well positioned in the UK biscuits market; and

–

continuing to reinvigorate the Goodfella’s business to deliver an improved position in the frozen pizza market in the UK and capitalise on established Irish market positions in frozen pizza, fish (Donegal Catch) and vegetables (Green Isle).

6	Further details of the bases of calculations of these expected synergies are set out in paragraph 1.3 of Part IX of this document.

•	US Convenience

–	building a profitable position in selected US regions by offering compelling short shelf life prepared food solutions servicing both retail and convenience store chains.

Further information on the existing operations of Northern Foods and Greencore is detailed in Parts III and IV of this document respectively.

5.6	Financial effects of implementing the Merger

On a pro forma basis and assuming completion of the Merger had occurred on 24 September 2010, the Combined Group would have had net assets of £107.4 million at that date (based on the net assets of the Greencore Group as at 24 September 2010 and the Northern Foods Group as at 2 October 2010), as more fully set out in the unaudited pro forma financial information of the Combined Group in Part VII of this document.

The Merger is expected to be earnings enhancing for Greencore Shareholders in the first full financial year following the Effective Date, after delivery of the expected synergies outlined in paragraph 5.3 above and before one-off costs.[7]

This information has been prepared for illustrative purposes only. You are advised to read the whole of this document and not rely solely on the summarised financial information contained in this letter.

6.	Overview of Combined Group

6.1	Domicile and listing

Following the Merger, Greencore will be renamed Essenta Foods and will remain domiciled and tax resident in Ireland, with its registered and corporate head office in Dublin and a UK operational centre in Yorkshire.

On completion of the Merger, Essenta Foods will be admitted to the premium segment of the Official List of the UK Listing Authority and its shares (comprising the Existing Greencore Shares, any Greencore Shares issued between the date of this document and the Effective Date pursuant to the exercise of options and/or vesting of awards under the Greencore Share Schemes, and the New Greencore Shares) will be traded on the London Stock Exchange’s main market for listed securities and quoted in pounds sterling.

Essenta Foods will not retain Greencore’s existing listing on the Irish Stock Exchange and, accordingly, Greencore intends to seek cancellation of this listing with effect from the date of completion of the Merger. In due course, it is expected that Essenta Foods will consider applying for a secondary listing on the Irish Stock Exchange in accordance with Chapter 11 of the Irish Listing Rules.

Following discussions with FTSE, it is anticipated that Essenta Foods will be included in the FTSE UK Index Series with immediate effect following completion of the Merger.

It is expected that Essenta Foods will have a March financial year end and will report on the basis of a 52/53 week financial year in pounds sterling.

7

The statement that the Merger is expected to be earnings enhancing for Greencore Shareholders relates to future events and circumstances which, by their nature, involves risks, uncertainties and other factors. This statement does not constitute a profit forecast and should not be interpreted to mean that earnings per share for the first full financial year following the Effective Date or any subsequent financial period will necessarily match or exceed the historical earnings per Greencore Share. In addition, please see the risk factor at paragraph 4.3 of Part II of this document.

6.2	Management and employees

The Board of Essenta Foods will be drawn equally from the Boards of Greencore and Northern Foods and will comprise:

Anthony Hobson	–	Non-Executive Chairman*

Ned Sullivan	–	Non-Executive Deputy Chairman

Patrick Coveney	–	Chief Executive Officer

Simon Herrick	–	Chief Financial Officer*

Tony Illsley	–	Non-Executive Director*

Gary Kennedy	–	Non-Executive Director

Patrick McCann	–	Non-Executive Director and Senior Independent Director

David Nish	–	Non-Executive Director*

David Simons	–	Non-Executive Director

Sandra Turner	–	Non-Executive Director*

	*	denotes current Northern Foods Director

The Board attributes great importance to the expertise of its management teams and employees. After completion of the Merger, the management teams of Greencore and Northern Foods will be combined in order to obtain the maximum benefit from their skills and experience.

The Board recognises that in order to achieve the planned benefits of the Merger some operational restructuring will be required following completion of the Merger, which is likely to lead to some redundancies where the businesses have overlapping functions or where this would otherwise improve efficiency. However, no decisions will be taken regarding any redundancies until a business review has been undertaken following completion of the Merger and appropriate consultation with employee representatives has occurred. The Boards of Greencore and Northern Foods have confirmed to each other that, following the completion of the Merger, the existing employment rights of all employees of both the Greencore Group and the Northern Foods Group will be fully safeguarded and any employee consultation requirements will be complied with.

6.3	Dividends

Subject to approval by Greencore Shareholders at the annual general meeting of Greencore that will follow the Greencore Shareholders meeting, Greencore Shareholders who were on the Greencore register on 3 December 2010 will be entitled to receive and retain the Greencore final dividend of 4.5 cents per Greencore Share in respect of the financial year ended 24 September 2010, which was announced on 17 November 2010, and which is expected to be paid on 1 April 2011.

Northern Foods Shareholders who are on the Northern Foods register on 7 January 2011 will be entitled to receive and retain the Northern Foods interim dividend of 1.55 pence per Northern Foods Share in respect of the 26 weeks ended 2 October 2010, which was announced on 9 November 2010, and which will be paid in cash on 28 January 2011.

It is also expected that Northern Foods and Greencore will both declare further dividends in respect of their current financial periods by reference to a record date falling before the date of completion of the Merger, and that Northern Foods Shareholders and Greencore Shareholders on the respective Northern Foods and Greencore shareholder registers on that record date or dates will be entitled to receive and retain those further dividends. In the case of Northern Foods, it is expected that the dividend will be consistent with the final dividend that the Board of Northern Foods anticipates it would have declared in respect of its current financial period (ending 2 April 2011) on a standalone basis. In the case of Greencore, it is expected that the dividend (which shall be in respect of the 26/27 weeks to 25 March 2011/2 April 2011) will reflect 50 per cent. of the total dividends that the Board anticipates it would have declared in respect of the whole of its current financial year on a standalone basis. The record dates and payment dates for such dividends will be announced in due course (some of the relevant dates may fall after the date of completion of the Merger).

Following completion of the Merger, it is expected that Essenta Foods will maintain a progressive dividend policy and target a dividend cover ratio of 2.0 to 2.5 times calculated on an adjusted earnings per share basis.[8]

It is intended that Essenta Foods will have a March financial year end and, accordingly, that the interim and final dividends of Essenta Foods will be paid in April and October respectively. Dividends will be available for payment in pounds sterling and euro. If the Merger were to be completed by the end of March 2011, Essenta Foods would expect to pay an interim dividend in respect of the 26 weeks to September/October 2011 to all shareholders of Essenta Foods in April 2012 (subject to sufficient distributable reserves and cash resources being available for those purposes).

Following completion of the Merger, it is expected that a dividend access scheme will be introduced and made available to certain shareholders in the Combined Group, including Northern Foods Shareholders who receive New Greencore Shares under the Merger, except those with an address in Ireland. It is anticipated, however, that such a scheme, were it to be introduced, would not be made available to those persons already holding Greencore Shares at the time the New Greencore Shares are issued pursuant to the Merger. Any extension of any such dividend access scheme to other Greencore Shareholders would require the approval of the Irish Revenue Commissioners. Shareholders participating in this dividend access scheme would receive dividends, which would otherwise be payable by Essenta Foods, from a non-Irish resident subsidiary of Essenta Foods. Further details of the dividend access scheme will be announced in due course.

7.	Conditions to the Merger

In summary, the Merger will be conditional on:

	•	the approval by the requisite majorities of the Greencore Shareholders and Northern Foods Shareholders;

	•	the Irish High Court certifying that Greencore has complied with the pre-merger requirements under the Irish Cross-Border Mergers Regulations;

	•	the UK Court certifying that Northern Foods has complied with the pre-merger requirements under the UK Cross-Border Mergers Regulations;

•

the UK Office of Fair Trading indicating (in terms reasonably satisfactory to Greencore and Northern Foods) that it does not intend to refer the proposed Merger or any related matter to the Competition Commission;

•

the Irish Competition Authority determining that the Merger may be put into effect (or, as the case may be, not determining to the contrary within the relevant statutory time periods) in accordance with the provisions of the Irish Competition Act;

	•	a prospectus being issued by Greencore and approved by the UK Listing Authority as having been drawn up in accordance with the relevant provisions of the Prospectus Directive (Directive 2003/71/EC);

•

the UK Listing Authority having agreed to admit the New Greencore Shares to listing on the premium segment of the Official List and such agreement not having been withdrawn. Under UK regulatory practice, there is no formal step of the UK Listing Authority agreeing in advance to admit shares to listing and the formal agreement to admit shares to listing is only given at the time the dealing notice is published (which occurs simultaneously with Admission). However, Greencore and Northern Foods have agreed that as between them and for the purposes of the Merger, this Condition will be satisfied following an acknowledgement by the UK Listing Authority following its listing hearing that the New Greencore Shares will be admitted to listing subject to the fulfilment of certain conditions;

	•	the London Stock Exchange having agreed to admit the New Greencore Shares to trading on the main market for listed securities and such agreement not having been withdrawn.

8

For these purposes, “adjusted earnings per share” is the adjusted profit attributable to the ordinary shareholders of Essenta Foods divided by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by Essenta Foods and held as treasury shares and certain shares held in trust. Adjusted profit is profit adjusted for items which in management’s judgement are considered to be exceptional in nature and certain other items including, but not limited to, fair value accounting related items.

Under UK regulatory practice, there is no formal step of the London Stock Exchange agreeing in advance to admit shares to trading and the formal agreement to admit shares to trading is only given at the time the dealing notice is published (which occurs simultaneously with Admission). However, Greencore and Northern Foods have agreed that as between them and for the purposes of the Merger, this Condition will be satisfied following an acknowledgement by the London Stock Exchange, following its listing hearing, that the New Greencore Shares will be admitted to trading subject only to completion of the Merger and the New Greencore Shares being allotted;

• the conditions that are not otherwise identified above being satisfied or waived on or before the Irish High Court approving the completion of the Merger; and

• the Irish High Court approving the completion of the Merger.

The Conditions to the Merger are set out in full in Schedule II to this document.

8.	Further details of the Merger

8.1	Directors’ Explanatory Report, Common Draft Terms of Merger, Independent Expert’s Report

The following documents, which were published on Greencore’s website at www.greencore.com on 29 November 2010, are included (in full or in part) in the schedules to this document:

• the Directors’ Explanatory Report adopted by the Board on 17 November for the purposes of Regulation (6) of the Irish Cross-Border Mergers Regulations is set out in extract form in Schedule III;

• the Common Draft Terms of Merger adopted by the Board on 17 November for the purposes of Regulation (5) of the Irish Cross-Border Mergers Regulations is set out in full in Schedule IV; and

•

the Independent Expert’s Report prepared for the purposes of Regulation (7) of the Irish Cross-Border Mergers Regulations and Regulation (9) of the UK Cross-Border Mergers Regulations and dated 23 November 2010 is set out in full in Schedule V.

8.2	Implementation Agreement

Greencore and Northern Foods have entered into an Implementation Agreement which contains provisions regarding the process for implementation of the Merger and certain assurances and confirmations between the parties (including terms regarding the conduct of the businesses of each party pending implementation of the Merger, in relation to certain mutual non-solicitation undertakings, in relation to the timing of the waiver of outstanding Conditions, and regarding the sharing of fees, costs and expenses incurred in relation to certain matters and advice obtained for the joint benefit of the companies in the context of the Merger).

The Implementation Agreement includes a mutual break fee of £1,834,600, which would be payable, inter alia, in the event that either board withdraws its recommendation and the Merger fails to complete, or in circumstances where an Alternative Transaction is announced prior to the termination of the Implementation Agreement which then proceeds to completion.

Further details of the Implementation Agreement are set out in paragraph 10.1 of Part VIII of this document.

8.3	Irrevocable undertakings and letters of intent

Greencore and Northern Foods have received irrevocable undertakings to vote in favour of the Merger from:

• all of the Directors in respect of 758,090 Greencore Shares in aggregate, representing approximately 0.36 per cent. of Greencore’s existing issued ordinary share capital;

•

all of the Northern Foods Directors (excluding those who do not hold Northern Foods Shares) in respect of 65,000 Northern Foods Shares in aggregate, representing approximately 0.01 per cent. of Northern Foods’ existing issued ordinary share capital; and

• Anthony Hynes, the former Chief Operating Officer of Greencore, in respect of 173,375 Greencore Shares, representing approximately 0.08 per cent. of Greencore’s existing issued ordinary share capital;

•

Stefan Barden, the former Chief Executive Officer of Northern Foods, in respect of 2,435,686 Northern Foods Shares, representing approximately 0.52 per cent. of Northern Foods’ existing issued ordinary share capital.

Greencore and Northern Foods have also received letters from:

• certain Greencore Shareholders in respect of 62,919,832 Greencore Shares in aggregate, representing approximately 30.29 per cent. of Greencore’s existing issued ordinary share capital; and

• certain Northern Foods Shareholders in respect of 55,328,268 Northern Foods Shares in aggregate, representing approximately 11.81 per cent. of Northern Foods’ existing issued ordinary share capital,

indicating their intention to vote in favour of the Merger. A breakdown of the Greencore Shareholders and Northern Foods Shareholders from whom Greencore and Northern Foods have received letters of intent is set out in paragraph 8 of Part VIII of this document.

8.4	Cancellation of Irish Stock Exchange listing

Prior to completion of the Merger, Greencore will apply to the Irish Stock Exchange for the listing of Greencore Shares on the Irish Stock Exchange and the admission of them to trading on its regulated market to be cancelled. Accordingly, it is expected that the last day for dealings in Greencore Shares over the Irish Stock Exchange will fall two Business Days prior to the Effective Date of the Merger (currently anticipated to be at the end of Q1 2011/early Q2 2011), after which the listing of the Greencore Shares on the Irish Stock Exchange will be suspended and, on the Effective Date, ultimately cancelled. The cancellation of listing on the Irish Stock Exchange will have no impact on the listing of Greencore Shares on the Official List of the UK Listing Authority, and it is therefore expected that Greencore Shares will continue to trade on the London Stock Exchange without interruption or suspension.

In due course, it is expected that Essenta Foods will consider applying for a secondary listing on the Irish Stock Exchange in accordance with Chapter 11 of the Irish Listing Rules.

8.5	Greencore Special Share

The Special Shareholder holds one special rights preference share of €1.26 in Greencore (the “Special Share”). The Special Share was issued when Greencore was privatised by the Irish State in 1991.

The Special Share was intended to give the Irish Government certain rights that might allow it to block a sale of the Greencore “Sugar Assets” (including the sugar quota allocated to Ireland by the EU Commission). As Greencore no longer holds any Sugar Assets, the Special Share provides no strategic value or purpose for the Irish Government.

Article 11 of Greencore’s Articles of Association provides that no person or persons acting together may control 30 per cent. or more of the issued share capital of Greencore. Resolution 10 to be proposed at the Greencore Shareholder Meeting is a special resolution to amend Greencore’s Articles of Association by deleting Article 11 and removing all references to Article 11 that appear elsewhere. Before this resolution can be voted on, the consent in writing of the Special Shareholder (who shall have consulted with the Irish Minister for Finance prior to giving such consent) will be required. If adopted, this resolution will take effect regardless of the outcome of the Merger. The Merger is not, however, conditional on the passing of this resolution.

The Special Share also requires the prior consent of the Special Shareholder to any resolution to voluntarily wind up Greencore, to the creation of any new class of voting share capital and to certain amendments to Greencore’s Articles of Association. Greencore intends to seek the introduction of legislation to provide for the cancellation of the Special Share, though the Merger is not conditional upon this occurring.

8.6	Pension schemes

The Merger itself will have no direct effect on pension accruals for members of the Greencore Group pension schemes, nor is it expected to have any adverse consequences on the expected funding contribution schedule of the Greencore Group pension schemes.[9]

Northern Foods has some defined benefit pension schemes that are currently in deficit[10] (on an actuarial basis) and, as Northern Foods is the principal employer in relation to those schemes and is impacted by the Merger, Northern Foods has held discussions with the trustees of its main defined benefit schemes in the UK regarding the Merger. As a result of these discussions, the Board of Northern Foods entered into a memorandum of understanding with the trustees of its primary UK scheme regarding a new funding agreement which, subject to completion of the Merger, would result in deficit contributions to the primary Northern Foods UK scheme of £15 million per annum beginning 30 days after completion of the Merger and ending in April 2021. Subsequent to this, the next valuation agreed with the trustees is expected to be as of 31 March 2013.

Under UK legislation a substantial statutory debt would, absent contrary agreement with the trustees, be triggered in respect of the UK pension schemes under which Northern Foods is an employer when Northern Foods ceases to have employees pursuant to the Merger. In order so far as possible to obviate that requirement for an acceleration of scheme funding, the memorandum of understanding therefore also confirms the trustees’ intention to enter into a scheme apportionment agreement under which the UK statutory pensions debt that would otherwise be triggered when Northern Foods ceases to have employees will be discharged by a nominal amount, and the balance of any contingent Northern Foods liability be transferred to an entity which is currently a subsidiary of Northern Foods (and which will therefore, following the Merger, be a member of the Combined Group), rather than immediately becoming payable.

Any proposal by Northern Foods, Greencore or the Combined Group to review pension provisions going forward (whether before or after the Merger) would be the subject of a separate consultation exercise as and where required by local law.

8.7	Share Schemes

The Merger will have no effect on share options and incentive awards granted under the Greencore Share Schemes. These options and awards will, therefore, continue subject to their current terms.

The Merger will affect share options and incentive awards granted under the Northern Foods Share Schemes. The rules of the Northern Foods Share Schemes have been amended so that awards will vest or options may be exercised on approval of the Merger by the Irish High Court, subject to time pro-rating and the achievement of applicable performance conditions. Participants in the Northern Foods Performance Share Plan 2007 will be given the opportunity to exchange their awards for equivalent awards granted by Greencore. The replacement awards will be made on the same terms as the existing awards (including as to vesting), save that the replacement awards will be subject to revised performance conditions based on the performance of Essenta Foods (such revised performance conditions to be determined by the Options and Remuneration Committee following completion of the Merger so as not to be materially less difficult to satisfy than existing performance conditions). When setting the Exchange Ratio with Northern Foods, the treatment of the Northern Foods Share Schemes in this way was taken into account by the Board.

As part of its review of compensation arrangements for executive directors and senior managers (“executives”) in 2010, the Options and Remuneration Committee concluded that it should develop and, subject to shareholder approval, adopt a new long-term incentive plan to replace Greencore’s existing long-term incentive plan (the Performance Share Plan introduced in 2004). The Options and Remuneration Committee believe that a new long-term incentive plan would motivate high performance and align the interests of executives and shareholders by linking a substantial proportion of executive remuneration to the financial performance of the group, in line

9

As at 24 September 2010, the aggregate deficit of the Greencore Group’s defined benefit pensions schemes (calculated on an actuarial basis in accordance with IAS 19, Employee Benefits) was €118.4 million.

10

As at 3 April 2010, the aggregate deficit of the Northern Foods Group’s defined benefit pensions schemes (calculated on an actuarial basis in accordance with IAS 19, Employee Benefits) was £146.4 million.

with market practice (where plans involving conditional awards of shares are now a common part of executive remuneration packages).

As part of the post-Announcement integration planning for the Merger, the Options and Remuneration Committee, with the assistance of Northern Foods’ remuneration committee, have developed a long-term incentive plan to take account of the Merger. A summary of the principal features of the proposed long-term incentive plan (the LTIP 2011), which is subject to shareholder approval at the Greencore Shareholder Meeting and the completion of the Merger, is set out in Schedule VI to this document. The Northern Foods Shareholders are also being asked, by way of an advisory resolution, to approve the LTIP 2011 at the Northern Foods Shareholder Meetings.

Whilst the precise performance criteria for the LTIP 2011 have not yet been determined by the Options and Remuneration Committee, these will be set following completion of the Merger having full regard to best and market practice and after discussion with Essenta Foods’ largest shareholders to ensure that appropriate thresholds and conditions are employed.

8.8	Issue of New Greencore Shares

In connection with the Admission of the New Greencore Shares to the premium segment of the Official List of the UK Listing Authority, Greencore intends to publish a prospectus in due course. When published, the prospectus will be made available on Greencore’s website (www.greencore.com).

On the Effective Date, Greencore will allot and issue New Greencore Shares to Northern Foods Shareholders on the basis of the Exchange Ratio. The New Greencore Shares may be held in certificated or uncertificated form and will be issued to Northern Foods Shareholders credited as fully paid and will rank pari passu in all respects with the Greencore Shares in issue at the time the New Greencore Shares are issued pursuant to the Merger, including the right to receive and retain dividends and other distributions declared, made or paid by reference to a record date falling after the Effective Date. The New Greencore Shares will have no rights to any dividends (including the further dividend contemplated in paragraph 6.3 above in respect of Greencore’s current financial year) or other distributions (if any) declared, made or paid by Greencore where the record date for determining entitlements is before the Effective Date.

No fraction of a New Greencore Share will be issued to any holder of Northern Foods Shares, and fractional entitlements will be aggregated and sold in the market as soon as practicable after completion of the Merger. The net proceeds of sale shall be retained for the benefit of Essenta Foods. However, Northern Foods Shareholders who, at the Merger Record Time, hold one or two Northern Foods Shares only will have their Northern Foods Share(s) transferred to a nominee prior to completion of the Merger. The New Greencore Shares issued to such nominee on completion of the Merger will then be sold in the market and the gross proceeds of sale shall be distributed to such Northern Foods Shareholders on a pro rata basis.

No New Greencore Shares will be issued in respect of Northern Foods Shares which at the Merger Record Time are held by Northern Foods in treasury or held by a nominee for Northern Foods.

8.9	Right to switch to Share for Share Offer

Greencore reserves the right (with the consent of: (i) the Sponsors; and (ii) the UK Panel and/or the Irish Panel, as the case may be) to elect to implement the Merger by means of a Share for Share Offer for the entire issued and to be issued share capital of Northern Foods. Greencore has no present intention to exercise this right and expects to effect the Merger under the European Cross-Border Mergers Directive. However, if Greencore elects to implement the Merger by means of a Share for Share Offer, it shall be implemented on the same terms, so far as applicable, as those which would apply to the Merger if effected pursuant to the European Cross-Border Mergers Directive, subject to any appropriate amendments to reflect that new structure.

Any such Share for Share Offer will (with the consent of: (i) the Sponsors; and (ii) the UK Panel and/or the Irish Panel, as the case may be), if made as a takeover offer (as such term is defined in the Companies Act 2006) be subject to a 90 per cent. acceptance condition. Furthermore, in those circumstances, it is the intention of Greencore to apply the provisions of sections 979 to

982 (inclusive) of the Companies Act 2006 to acquire compulsorily any outstanding Northern Foods Shares to which the takeover offer relates. Alternatively, the Directors may (with the consent of: (i) the Sponsors; and (ii) of the UK Panel and/or Irish Panel, as the case may be) implement such a Share for Share Offer by way of scheme of arrangement pursuant to Part 26 of the UK Companies Act 2006 and/or pursuant to section 201 of the Irish Companies Act 1963. In each case, any such Share for Share Offer shall be made within 12 months following the date of the Greencore Shareholder Meeting.

8.10	Share certificates for Existing Greencore Shares

New share certificates will not be issued in respect of Greencore Shares in issue prior to the Effective Date that are held in certificated form. Notwithstanding the change in name of Greencore to Essenta Foods on completion of the Merger, existing share certificates and any share certificates issued in the name of Greencore prior to the Effective Date will remain valid following completion of the Merger.

9.	Greencore Shareholder Meeting

The Notice of Extraordinary General Meeting convening the Greencore Shareholder Meeting to be held at 11.00 a.m. on 31 January 2011 at The Conrad Hotel, Earlsfort Terrace, Dublin 2, Ireland is set out in Schedule I to this document. The purpose of the meeting is to approve the Resolutions proposed in connection with the Merger. A summary of the Resolutions is set out below. The full text of the Resolutions is contained in the Notice of Extraordinary General Meeting.

The implementation of the Merger is conditional only upon the passing of Resolutions 1 and 2. Resolutions 3 to 5 will not take effect if the Merger does not complete. Resolutions 6 to 9 are being proposed on the basis that each resolution contains two alternative authorities, only one of which will be effective at any time depending on whether or not the Merger completes. Resolution 10 is being proposed on the basis that it will take effect regardless of the outcome of the Merger.

Resolution 1

Resolution 1 will be proposed as a special resolution, requiring at least 75 per cent. of the votes cast (in person or by proxy) at the Greencore Shareholder Meeting to be in favour. Under Regulation 10(1) of the Irish Cross-Border Mergers Regulations, it is a requirement for completion of the Merger that Resolution 1 be approved by Greencore Shareholders as a special resolution. The passing of Resolution 1 will also serve as the necessary shareholder approval for the purposes of the provisions of the Listing Rules regarding Class 1 Transactions.

Resolution 1 proposes that:

•

the Common Draft Terms of Merger adopted by the Board on 17 November 2010 be approved, and the Directors be authorised to implement the Merger, which constitutes a Class 1 Transaction for Greencore owing to the size of Northern Foods in relation to the size of Greencore, subject to the following conditions:

–

the Merger being effected as provided in the Common Draft Terms of Merger in their original form or with or subject to any non-material modification, addition or condition approved or imposed by the Irish High Court and consented to by the Board and the Board of Northern Foods;

	–	the satisfaction or waiver of the Conditions set out in Schedule II to this document (and summarised in paragraph 7 of this letter);

	–	Resolution 2 being passed;

	–	the New Greencore Shares being allotted on the Effective Date; and

	–	the grant of the Replacement Awards becoming effective on the Effective Date.

•

in the alternative, the Directors be authorised to implement the Merger for the purposes of the provisions of the Listing Rules regarding Class 1 Transactions as a Share for Share Offer in the manner described in paragraph 8.9 of this letter.

Resolution 2

Resolution 2 is proposed as an ordinary resolution requiring a simple majority of votes to be cast in favour at the Greencore Shareholder Meeting, and is conditional on Resolution 1 being passed. This resolution is required to ensure that Greencore has enough authorised share capital to permit the issue of the New Greencore Shares and also to ensure that, after the Merger is completed, Essenta Foods will have sufficient authorised but unissued share capital to meet such general requirements as may arise from time to time to issue more shares. Resolution 2 therefore proposes that, subject to either the Irish High Court making an order confirming scrutiny of the legality of the Merger in accordance with Regulation 14(1) of the Irish Cross-Border Regulations or the Directors making the Share for Share Offer, the authorised share capital of Greencore be increased by the creation of a further 323,000,000 Greencore Shares. If Resolution 2 becomes effective, the total increase in the authorised share capital will represent an increase of approximately 108 per cent. of the authorised ordinary share capital of Greencore as at 20 December 2010, being the latest practicable date prior to publication of this document.

Resolution 3

Resolution 3 is a special resolution, and, if adopted, would authorise the change of Greencore’s name to “Essenta Foods plc”. This resolution is subject to and conditional on the completion of the Merger.

Resolution 4

As at 24 September 2010, the aggregate of the amounts in Greencore’s share premium account and capital conversion reserve fund was €122,096,000. On completion of the Merger, Greencore’s share premium account will be increased depending on the value attributed to the Northern Foods Shares immediately prior to completion. Taking the middle market closing price of 72.7 cents per Northern Foods Share(1) on 20 December 2010 (being the latest practicable date prior to the publication of this document), approximately €208,000,000 would have been added to Greencore’s share premium account if the Merger were to have completed on 20 December 2010 and the New Greencore Shares were to have been issued immediately thereafter. This would create an aggregate share premium and capital conversion reserve fund of approximately €330,000,000. Under Resolution 4, shareholders are being asked to pass a special resolution authorising Essenta Foods to reduce its share capital by cancelling €122,096,000 currently recorded in the share premium account and capital conversion reserve fund and crediting the amount thereby reduced to Essenta Foods’ distributable reserves. In addition to shareholder approval by special resolution, the capital reduction requires the consent of the Irish High Court. This will give Essenta Foods the increased distributable reserves to implement a share buy-back programme and/or to pay dividends to its shareholders. The capital reduction will only take effect if the Merger is completed. The capital reduction itself will not involve any distribution or repayment of capital by Essenta Foods and will not reduce the underlying net assets of Essenta Foods. If approved by the shareholders and the Irish High Court, the capital reduction will not take effect if the Merger does not complete.

Resolution 5

Resolution 5 is an ordinary resolution and, if approved, it would allow the Directors to adopt the LTIP 2011. The LTIP 2011 will not take effect if the Merger does not complete.

Resolutions 6 to 9

As a consequence of the increase in Greencore’s issued ordinary share capital arising from the Merger and the decision to cancel Greencore’s primary listing on the Irish Stock Exchange, it is necessary to revise certain authorities which have been conferred on Greencore in regard to the issue of shares, share buybacks and the re-issue of treasury shares. These provisions are standard for public companies and the Board believes that the authorities that would, following completion of the Merger, be conferred by these resolutions will be important tools for Essenta Foods and its management of its share capital. Resolutions 6 to 9 are also being proposed on the basis that even if the Merger does not complete, the authorities in the resolution would still take effect but by reference to much reduced authorities determined by reference to the existing issued ordinary share capital of Greencore as at

1

The middle market closing price of 72.7 cents has been calculated by applying an exchange rate of €1 to £0.8462 (being the relevant Euro Reference Rate published by the European Central Bank as at 20 December 2010) to the closing middle market quotation of 61.5 pence per Northern Foods Share as at 20 December 2010 (as derived from the Daily Official List of the London Stock Exchange).

20 December 2010, being the latest practicable date prior to the publication of this document. Resolutions 6 to 9 are being proposed in this way as this will mean that variations of these resolutions will not have to be repeated at the annual general meeting of Greencore which will follow the Greencore Shareholder Meeting.

Resolution 6

Resolution 6 is proposed as an ordinary resolution requiring a simple majority of votes to be cast in favour at the Greencore Shareholder Meeting. Resolution 6 is required in order to give the Directors the authority required by the Companies Acts for the issue of shares in many circumstances. Resolution 6 proposes that:

•

the Directors be authorised to allot Greencore Shares up to a maximum nominal amount equal to €43,628,940, being approximately equivalent to 33 per cent. of the nominal value of the existing issued ordinary share capital of Greencore; or

•

subject to completion of the Merger, the Directors be authorised to allot Greencore Shares up to a maximum nominal amount equal to €87,710,867, being approximately equivalent to 33 per cent. of the nominal value of the Enlarged Share Capital of Essenta Foods.

This authority will replace the existing authority of the Directors to allot Greencore Shares and will expire at the conclusion of Greencore’s next annual general meeting to be held in respect of the current financial year or on the date that is 18 months after this resolution is passed, whichever is the earlier. The Directors and, so far as the Directors are aware, the Proposed Directors, have no present intention to exercise the authority sought under Resolution 6.

Resolution 7

In Resolution 7, which is proposed as a special resolution for the purposes of the Companies Acts, shareholders are being asked to confer on the Directors the power to disapply the strict statutory preemption provisions in the Companies Acts relating to the allotment and issue of ordinary shares in the capital of Greencore. Resolution 7 is dependent on the passing of Resolution 6 as it applies only to the allotment of shares issued pursuant to the authority conferred by Resolution 6 above. This power will replace the existing authority of the Directors to disapply the same statutory pre-emption provisions in the Companies Acts and will expire at the conclusion of the annual general meeting of Greencore to be held in respect of the current financial year or on the date that is 18 months after this resolution is passed, whichever is the earlier. The disapplication will be limited to the allotment of equity securities in connection with any rights issue or any open offer to shareholders and the allotment of shares in lieu of dividends. In addition, the disapplication will apply to the allotment of shares for cash up to a maximum nominal amount equal to €6,544,341 being approximately 5 per cent. of the existing issued ordinary share capital of Greencore, or if the Merger completes, €13,156,630 being approximately 5 per cent. of the nominal value of the Enlarged Share Capital. The Directors, and so far as the Directors are aware, the Proposed Directors have no present intention to exercise the power sought under Resolution 7.

Resolution 8

Resolution 8 is being proposed as a special resolution for the purposes of the Companies Acts. If adopted, it would authorise the purchase by Greencore of its own shares up to a maximum nominal amount equal to €13,088,682 being approximately 10 per cent. of the existing issued ordinary share capital of Greencore, or if the Merger completes, €26,313,260, being equivalent to 10 per cent. of the nominal value of the Enlarged Share Capital of Essenta Foods. The maximum price that may be paid for shares purchased under this resolution is 105 per cent. of the average market price of such shares over the preceding five dealing days and the minimum price is the nominal value of the shares. If adopted, this authority will replace the existing authority for Greencore to purchase its own shares and would expire on the date of the annual general meeting of Greencore to be held in respect of the current financial year or on the date that is 18 months after this resolution is passed, whichever is the earlier. In Resolution 8 shareholders are being asked to grant the authority to make market purchases by reference to the average price of the Greencore Shares on the London Stock Exchange as well as on the Irish Stock Exchange (in the case of the latter, for so long as and whenever such listing is maintained). This reflects the fact that Greencore’s primary listing on the Irish Stock Exchange will be cancelled on completion of the Merger. The Board do not have any current intention to exercise this authority for Greencore to purchase its own shares prior to completion of the Merger. The Directors, and so far as the Directors are aware, the Proposed Directors have no present intention to exercise the authority sought under Resolution 8 after completion of the Merger.

Except as otherwise required by the Companies Acts, the Directors intend that any shares purchased by Greencore pursuant to this authority will be held in treasury and not cancelled.

Greencore has no warrants in issue. As at 20 December 2010 (being the latest practicable date prior to the publication of this document), Greencore has outstanding share options granted by Greencore that would result in the issue of 8,695,137 Greencore Shares if such share options were to be exercised. Further, the issue of all such Greencore Shares will represent approximately 2.08 per cent. of the Enlarged Share Capital. If the buyback authority being sought is granted and used in full, the issue of all of these Greencore Shares will represent approximately 1.89 per cent. of the Enlarged Share Capital.

Resolution 9

Resolution 9 is a special resolution and, if adopted, would authorise the setting of the maximum and minimum price at which treasury shares of Greencore may be reissued off-market. Resolution 9 is conditional on the passing of Resolution 8 as it applies only to the reissue of treasury shares arising from the purchase of shares pursuant to the authority conferred by Resolution 8 above. The maximum price provided for in the resolution is 120 per cent. of the then market price of such shares on the London Stock Exchange or the Irish Stock Exchange (in the case of the latter, for so long as and whenever such listing is maintained), and the minimum price provided for in the resolution is the nominal value of the share in the case of employee share schemes and 95 per cent. of the then market price in all other cases. This authority would expire on the date of the annual general meeting of Greencore to be held in respect of the current financial period or on the date that is 18 months after the date of the resolution, whichever is the earlier. As at 20 December 2010 (being the latest practicable date prior to the publication of this document, Greencore held 3,904,716 shares in treasury, representing 1.88 per cent. of the issued ordinary share capital of Greencore (excluding those treasury shares).

Resolution 10

Resolution 10 is a special resolution which proposes to amend Greencore’s Articles of Association by deleting Article 11 and removing all references to Article 11 that appear elsewhere. Under Article 11, no person or persons acting together may control 30 per cent. or more of the issued share capital of Greencore. Before this resolution can be voted on, the consent in writing of the Special Shareholder (who shall have consulted with the Minister for Finance prior to giving such consent) will be required. If adopted, this resolution will take effect regardless of the outcome of the Merger.

Documents available for inspection at the Greencore Shareholder Meeting.

Copies of the LTIP 2011, Greencore’s current Articles of Association, and the Articles of Association as proposed to be amended by Resolution 10 are available for inspection during normal business hours on a Business Day at the locations set out in paragraph 20 of Part VIII and will also be available for inspection at The Conrad Hotel, Earlsfort Terrace, Dublin 2, Ireland for at least 15 minutes prior to, and during, the Greencore Shareholder Meeting.

10.	Action to be taken

A Form of Proxy for use at the Greencore Shareholder Meeting or any adjournment thereof accompanies this document. Whether or not you intend to be present at the Greencore Shareholder Meeting (to be held at 11.00 a.m. on 31 January 2011 at The Conrad Hotel, Earlsfort Terrace, Dublin 2, Ireland), you are requested to complete the Form of Proxy in accordance with the instructions printed on it and return it as soon as possible and in any case so as to be received by Greencore’s Registrar, Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland, no later than 11.00 a.m. on 29 January 2011 (or, in the case of an adjournment, no later than 48 hours before the time fixed for holding the adjourned meeting).

You may submit your proxy electronically via the internet by accessing the Registrar’s website at www.computershare.com/ie/voting/greencore. You will be asked for your Shareholder Reference Number (SRN) and PIN, both of which appear on the on the Form of Proxy sent to you. Alternatively, if you hold your Greencore Shares in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction to Computershare Investor Services (Ireland) Limited (CREST participant ID 3RA50), in each case so that it is received by no later than 11.00 a.m. on 29 January 2011 (or, in the case of an adjournment, no later than 48 hours before the time fixed for holding the adjourned meeting). The completion and return of a Form of Proxy, an electronic proxy appointment notification or a CREST Proxy Instruction (as the case may be) will not prevent you from attending and voting in person at the Greencore Shareholder Meeting or any adjournment thereof, should you wish to do so.

If the Form of Proxy is not returned or the electronic proxy appointment notification or CREST Proxy Instruction is not submitted by 11.00 a.m. on 29 January 2011 (or, in the case of an adjournment, no later than 48 hours before the time fixed for holding the adjourned meeting), your vote will not count unless you attend in person at the Greencore Shareholder Meeting.

11.	Further information

Before taking any action, you should read the whole of this document (and any information incorporated by reference into it) and, in particular, the risk factors set out in Part II. You should not rely solely on the information summarised in this letter.

12.	Recommendation

The Board, which has been so advised by Barclays Capital, considers the terms of the Merger to be fair and reasonable. In providing advice to the Board, Barclays Capital has taken into account the commercial assessment of the Board.

The Board considers the Merger and Resolution 10 (which is not conditional on the Merger) to be in the best interests of Greencore and the Greencore Shareholders as a whole and, accordingly, unanimously recommends that Greencore Shareholders vote in favour of the Resolutions to be proposed at the Greencore Shareholder Meeting, as the Directors have irrevocably undertaken to do in respect of their own respective beneficial holdings of 758,090 Greencore Shares (representing, in aggregate, approximately 0.36 per cent. of the issued ordinary share capital of Greencore).

Yours faithfully

Ned Sullivan
Chairman

PART II

RISK FACTORS

A number of factors will affect the operating results, financial condition and prospects of the Combined Group. This section describes the risk factors that are considered by the Board to be material in relation to the Combined Group. However, these should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. Additional risks and uncertainties that are not presently known to the Board, or which the Board currently deems immaterial, may also have an adverse effect on the Combined Group’s operating results, financial condition and/or prospects. The information given is as of the date of this document and, except as required by the FSA, the Central Bank of Ireland, the Irish Stock Exchange, the London Stock Exchange, the Listing Rules, the Prospectus Regulations, the Market Abuse Regulations, the Disclosure and Transparency Rules, the Transparency Regulations, the UK Code, the Irish Takeover Rules or any other applicable law or regulations, will not be updated. Any forward-looking statements are made subject to the reservations specified under the “Cautionary note on forward-looking statements” on page 2 of this document.

You should consider carefully the risks and uncertainties described below, together with all other information contained in this document and the information incorporated by reference herein, before making any decision in connection with the Merger or any investment decision in relation to Essenta Foods.

1.	Industry-specific, commercial and business risks

1.1	The Combined Group will operate in highly competitive markets and there can be no assurance that the Combined Group will be able to compete effectively

The Combined Group will operate in highly competitive markets. These markets are served by a number of companies that operate on both a national and an international basis within single or multiple product categories. Some of the Combined Group’s competitors are large corporations which may have greater financial resources than the Combined Group and/or greater ability to adapt to changing market conditions or an increasingly competitive market environment.

There can be no assurance that the Combined Group will be able to compete effectively with current competitors or with potential new competitors. Significant product innovations and/or technical advances by the Combined Group’s competitors, the intensification of price competition or the adoption by the Combined Group’s competitors of new pricing or promotional strategies could adversely affect the Combined Group’s competitive position and ability to market and sell its products and therefore adversely affect its business, results of operation, financial condition and/or prospects. In addition, the Combined Group’s ability to compete effectively requires it to be successful in product development and innovation, in addition to operating efficient and effective manufacturing and procurement processes.

The Combined Group operates in sectors where business is undertaken without long-term contracts and customers generally have the ability to switch to alternative suppliers on little or no notice. The Combined Group will therefore be subject to the risk that a short-term deterioration in its competitive position may have an immediate impact on its business results of operation, financial condition and/or prospects.

1.2	The Combined Group depends upon the availability, quality and cost of raw materials

The Combined Group will use a significant quantity of raw materials which largely comprise commodities such as wheat, fats and other food ingredients. The Combined Group will be dependent upon the availability, quality and cost of these raw materials, which will expose it to supply, quality and price fluctuations.

Raw materials to be used by the Combined Group in the production of its products will be purchased from numerous suppliers. The prices and availability of many of these raw materials are affected by, amongst other things, supply and demand dynamics, the agricultural policies of Ireland, the United Kingdom and the European Union, weather conditions at the location of any supplier and political instability affecting any supplier. In addition, certain of the raw materials to be used by the Combined Group are traded as commodity products, the prices of which are subject to a number of factors that are not within the control of the Combined Group, including market sentiment and the effect of price speculation.

If the supply of any raw materials is constrained for any reason, the Combined Group may not be able to obtain sufficient supplies, or supplies of a suitable quality, from other sources or to substitute alternative products at an equivalent price or at all. Such constraints on supply could therefore have a material adverse effect on the Combined Group’s performance and financial condition.

Fluctuations in the price levels of raw materials may impact on finished product costs and the Combined Group’s ability to pass through increases in the cost of raw materials to its customers depends on the competitive conditions and the pricing environment of the relevant end-markets. There can be no guarantee that the Combined Group will be able to pass on cost increases on a timely basis and/or in full to its customers through price rises. The failure to pass on the full impact of price increases on a timely basis may adversely affect the Combined Group’s results of operation, financial condition and/or prospects.

The Combined Group may also be impacted by the loss of a key supplier. A loss of a key supplier could cause short-term disruption to the operational ability of the Combined Group and may affect the Combined Group’s results.

1.3	Demand for the Combined Group’s products may be affected by changes in consumer behaviour and demand and changes in consumer legislation

The Combined Group is dependent on its ability to produce food products that meet consumer demand and consumer legislation. In the future, the Combined Group will be dependent on its ability to adapt its product ranges to changes in consumer demands and behaviours and changes in consumer legislation and to manage its costs in doing so.

There are a number of trends in consumer preferences and consumer legislation which impact the industry as a whole. These include, amongst others, dietary concerns (including salt, sugar and fat reduction), and changes in consumer preference. These trends may reduce demand for the Combined Group’s products. In addition, providing or developing modified or alternative products to meet changing consumer trends may lead to increased costs.

There can be no guarantee that the Combined Group will accurately predict changes in consumer demands and behaviours or changes in consumer legislation or will be able to respond successfully or at reasonable cost to any such changes in trends or demands. A failure to do so may adversely affect the Combined Group’s business, results of operation, financial condition and/or prospects.

1.4	The Combined Group will depend on a small number of large retailers for the majority of its sales

A small number of leading UK grocery retailers will account for the majority of the Combined Group’s sales, as is currently the case for each of the Greencore Group and the Northern Foods Group on a standalone basis. The strength of these major food retailers’ bargaining position gives them significant leverage over their suppliers in negotiating pricing, product specification and the level of supplier participation in promotional campaigns and offers, and this will affect both the prices that the Combined Group is able to negotiate for its products and, ultimately, the revenues and profitability of the Combined Group.

In addition, the number of retailers has diminished in recent years and the market has become more concentrated. This has led to increased price competition between retailers, further intensifying pressure on prices for companies operating within the Combined Group’s business segments. There is a risk that such price pressure will continue and/or increase in the future and this will affect both the prices that the Combined Group is able to negotiate for its products and, ultimately, the revenue and profitability of the Combined Group.

There can be no assurance that the current trading terms of Greencore and/or Northern Foods will continue in the future, or that Essenta Foods will be able to maintain relationships with the current key customers of Greencore and Northern Foods. The loss of any of these key customers, or a significant worsening in demand from or the commercial terms of supply to any of these customers could adversely affect the Combined Group’s business, results of operation, financial condition and/or prospects.

1.5	There may be a decrease in demand for the Combined Group’s products in the event of health concerns and pandemics

In recent years there have been outbreaks of a number of diseases that have had the potential to spread rapidly over very large geographic areas and/or other health-related concerns which have been, or have been perceived to be, associated with food products. Any outbreak of one or more of these diseases and/or other widespread health-related food concerns in the UK, Ireland, the US or elsewhere could have an adverse impact on consumer preferences and spending on certain food products (including products manufactured by the Combined Group containing, for example, ingredients such as pork, beef and poultry) and on the economy in general.

In the event that such an outbreak were to occur, it may result in a significant increase in raw material and/or production costs, increased regulation over all or part of the food production industry with resulting higher regulatory costs and/or decreasing customer demand for certain products or ingredients. A combination of all or any of the above consequences or other adverse consequences arising from such an outbreak could have a material adverse effect on the demand for products produced by the Combined Group, the Combined Group’s business, results of operation, financial condition and/or prospects.

1.6	The Combined Group could be adversely affected by increases in energy prices

Large scale processing is an energy intensive operation. There can be no guarantee that the Combined Group will be able to manage its energy usage or costs efficiently or that it will be able to enter into fixed price arrangements to cover its future energy requirements on reasonable terms or at all. If energy prices were to increase, this could have a material adverse effect on the Combined Group’s performance in business, results of operations, financial condition and/or prospects.

1.7	The Combined Group will be exposed to changes in general economic conditions

Changes in global economic conditions and a downturn in any of the markets in which the Combined Group will operate may have an adverse effect on the demand for the Combined Group’s products, the financial performance of the Combined Group, and therefore its overall financial condition and prospects. The Combined Group’s performance depends to a certain extent on a number of macro-economic factors outside the control of the Combined Group, which may impact the purchasing ability of customers and/or the spending of end-consumers of the Combined Group’s products. Factors which may impact on the purchasing ability of customers and/or disposable consumer income in the UK, Ireland and the US include, among other things, gross domestic product growth, unemployment rates, consumer confidence, taxation, interest rates, inflation and the availability and cost of credit. Each of these factors could be adversely affected by the continuation or worsening of current economic conditions in the United Kingdom, Ireland and/or the US, and could significantly affect and impact the business, results of operation, financial condition and/or prospects of the Combined Group.

In addition, due to the current economic conditions in the UK, Ireland and the US (and globally) there is an increased risk that third party suppliers may face financial difficulties, become insolvent and/or cease trading which may result in disruption to the provision of products or services by them to the Combined Group. Further, the current economic conditions have affected the availability of credit and the terms on which credit is available which may have the same effect. If there is any interruption to the products or services provided by third parties, the Combined Group’s business, results of operation, financial condition and/or prospects may be adversely affected.

1.8	The Combined Group will be at risk from significant and rapid changes in the legal systems, regulatory controls, and customs and practices in the countries in which it operates

Law and regulation affect a wide range of areas relevant to the Combined Group’s business, including the composition, production, packaging, labelling, distribution and sale of the Combined Group’s products; the Combined Group’s property rights; its ability to transfer funds and assets within the Combined Group or externally; employment practices; data protection; environment; health and safety issues; and accounting, taxation and stock exchange regulation. Modification of existing legislation or regulation, or the introduction of new legislative or regulatory initiatives, customs or practices could significantly increase costs and have a material and adverse impact on the reputation, results of operations, financial condition and/or prospects of the Combined Group.

Political developments and changes in society, including scrutiny of the Combined Group’s business or industry (for example by non-governmental organisations or the media) may result in, or increase the rate of, material legal and regulatory change, and changes to custom and practice which could have a material and adverse impact on the reputation, results of operations, financial condition and/or prospects of the Combined Group.

The Combined Group may also be subject to regulation designed to address concerns about dietary trends. This could include the introduction of additional labelling requirements, and levying additional taxes on, or restricting the production or advertising of, certain product types, which could increase the Combined Group’s costs or make it harder for the Combined Group to market its products, adversely affecting the Combined Group’s results of operations, financial condition and/or prospects.

2.	Operational risk factors

2.1

The Combined Group will be subject to rigorous regulations and legislation in the area of food safety, environmental protection and employee health and safety, a breach of which may have material adverse consequences for the Combined Group

As a manufacturer of foods and food ingredients intended for human consumption, the Combined Group will be subject to rigorous and constantly evolving UK, Irish, EU and US regulations and legislation in the areas of food safety, environmental protection and employee health and safety.

There can be no assurance that an incident will not occur in relation to one or more of the Combined Group’s products or plants. Any such incident could have a negative impact on the Combined Group’s reputation and customer confidence in the Combined Group’s products, reducing demand for a specific product or the Combined Group’s products in general. This in turn could have an adverse effect on the Combined Group’s financial condition and future prospects. Moreover, the Combined Group may be required to effect product recalls and/or may be subject to seizure of products and/or other sanctions which could have a material adverse effect on the business and reputation of the Combined Group. In addition, any inquiry or investigation from a food regulatory authority could have a negative impact on the Combined Group’s reputation. Any of these events may have an adverse effect on the Combined Group’s business, results of operations, financial condition and/or prospects.

2.2	Part of the Combined Group’s sales will be dependent on the successful management of key brands and the continuation of licenses for the production of branded products

The Combined Group’s marketing teams will need to support key brands through programmes of investment in new product development, product repackaging, brand re-launches and marketing efforts, in order to continue to generate revenues and maintain or increase market share. If the Combined Group is not successful in the management of its brands, the results of its operations and its profitability could be adversely affected.

The Combined Group will also sell products under licensed brands. Changes in the terms and conditions for the licensing of these brands, or the termination of one or more such licensing agreements, could have a material adverse effect on the results of the Combined Group.

2.3	The day-to-day operations of the Combined Group are at risk from disruption

The day-to-day operations of the Combined Group could be disrupted for reasons either within or beyond the Combined Group’s control. The Combined Group must also manage human and physical resources to ensure the continuity of its operations. There can be no assurance that the Combined Group’s incident management systems and business continuity plans will prove adequate in the event of any material disruption and any disruption may materially adversely affect the Combined Group’s ability to make and sell products and therefore materially adversely affect its reputation, business, results of operation, financial condition and/or prospects. The key operational risks to which the Combined Group will be subject include:

Risk of fire damage: there can be no guarantee that the Combined Group’s fire insurance policies will be sufficient to insure the Combined Group against all losses and liabilities arising from any fire damage, nor that fire insurance policies will remain available under the same terms as currently provided to Greencore and Northern Foods.

Risk of disruption to the Combined Group’s IT systems: these will be used (among other things) to monitor stock levels and to process invoices and payments. Interruptions to the Combined Group’s IT systems may be caused by numerous factors, including loss of power, fire, severe weather conditions and any corruption of the systems. There can be no assurance that the contingency plans the Combined Group will put in place will be sufficient to mitigate the adverse consequences of disruption to the Combined Group’s IT systems and any such occurrences could adversely affect the operations of the Combined Group.

Risk of breakdown of individual facilities and the loss of major manufacturing plants: due to the short lead times involved in servicing its customers, such incidents may have a material impact on the Combined Group’s results of operations and could damage the Combined Group’s reputation and prospects. Any repairs or maintenance work could also increase the Combined Group’s costs and affect its cash flow generation.

2.4	The Combined Group’s success will depend on the continued contributions of its executive officers and senior management, both individually and as a group

The successful operation of the Combined Group will rely on the expertise and capabilities of its senior management and personnel. The departure of a key member of management could, therefore, have a detrimental effect on the operating performance of the Combined Group and there can be no certainty that any such employee could be replaced in a timely manner by a suitably experienced candidate.

2.5	The Combined Group may face product recall and product liability claims

The sale of food or other products for human consumption will involve the risk of injury to the Combined Group’s end customers and others. The actual or perceived sale of contaminated food or other products by the Combined Group could result in product recalls or product liability claims, the settlement or outcome of which could have an adverse effect on the Combined Group’s business, results of operation, financial condition and/or prospects. In addition, there can be no guarantee that insurance for product liability will remain available to the Combined Group under the same terms as currently provided to Greencore and Northern Foods.

Even if an event causing a product recall proves to be unfounded or if a product liability claim against the Combined Group is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that the products supplied by the Combined Group caused illness or injury, or any product recall, could adversely affect both the Combined Group’s reputation with existing and potential new customers and the Combined Group’s corporate and brand image. An additional risk is that the Combined Group may incur liability for mislabelling products, even if the mislabelled information was supplied by a third party. Any such event could, therefore, have an adverse effect on the Combined Group’s business, results of operation, financial condition and/or prospects.

2.6	The Combined Group may face litigation claims in the future

Given the nature of the industry in which the Combined Group will operate, it is possible that the Combined Group could become involved in litigation, including consumer litigation and class actions, in the future which could have an adverse effect on the Combined Group’s business, results of operation, financial condition and/or prospects.

3.	Financial risks

3.1	The Combined Group will have a number of defined benefit pension schemes that are currently in deficit

Northern Foods and Greencore have substantial pension obligations under pension schemes for their respective employees. Some of those schemes are defined benefit schemes. A defined benefit scheme is one in which a member’s pension is calculated in accordance with a predetermined formula, based on the length of service in the scheme and their salary at, or near, the time of their retirement (or time of leaving the scheme if earlier). The employee will receive a fixed amount and the employer will face the risk of any deficit on the scheme. If the market value of the fund assets declines or the value of the assessed liabilities increases or if the pension scheme trustees determine that the deficit requires a different approach to its reduction, increased contributions by the employer may be required.

The aggregate deficit (as at 3 April 2010) of Northern Foods Group’s defined benefit pensions schemes was £146.4 million, and the aggregate deficit (as at 24 September 2010) of the Greencore Group’s defined benefit pensions schemes was €118.4 million, in each case calculated on an actuarial basis in accordance with IAS 19, Employee Benefits.

Valuations of the liabilities of all defined benefit pension schemes are based on certain actuarial assumptions, which include, for example, discounting factors, demographic trends, life expectancy, pension trends, future salary trends and expected returns on assets. If any of these assumptions are incorrect, additional contributions may need to be made to the funds, which could have a material adverse effect on the Combined Group’s business, operations, financial condition and results of operations.

In the event that the market value of the assets of the Combined Group’s defined benefit pension schemes decline in relation to the assessed liabilities of the schemes, the Combined Group may be required, over the course of a number of years, to increase its contributions to cover any potential funding shortfalls, which could have a material adverse effect on the Combined Group’s business, operations, financial condition and results of operations.

Pension regulation could also restrict the freedom of the Combined Group to undertake certain corporate activities (including disposals and return of capital to shareholders).

3.2	The Combined Group will be exposed to market risks such as interest rate and exchange rate risks

Greencore and Northern Foods have together negotiated a £450 million 5-year bank revolving credit facility for the Combined Group to replace their existing revolving credit facilities. These will supplement the existing US private placement notes issued by Northern Foods and Greencore (which will mature between 2012 and 2020) in forming the capital structure for the Combined Group.

The Combined Group will be exposed to interest rate risk on borrowings drawn down on the revolving credit facility. A significant movement in interest rates on floating borrowings could adversely impact the Combined Group’s profitability. There can be no assurance that any steps taken to hedge the Combined Group’s interest rate risk (for example, through the use of interest rate swap agreements) will provide adequate protection. Over the longer term a significant increase in interest rates may have an adverse effect the Combined Group’s business, results of operation, financial condition and/or prospects.

The Combined Group will also be exposed to currency risk at a transactional level as sales and purchases in certain businesses are in currencies other than pounds sterling and at a translational level in relation to the translation of results of overseas operations denominated in currencies other than pounds sterling. In addition, certain of the US private placement notes issued by Northern Foods and Greencore are also denominated in currencies other than sterling. There can be no guarantee it will be possible to adequately hedge foreign exchange exposures arising from forecast transactions in foreign currencies, for example foreign currency forward contracts may not be available on reasonable terms or at all or may not be sufficient to hedge in full the Combined Group’s exposures, and consequently any significant fluctuations in exchange rates may over the longer term have an adverse effect on the Combined Group’s business, results of operation, financial condition and/or prospects.

3.3	The Combined Group could be adversely affected by changes in current tax law or practice, particularly in Ireland, the UK and the US

The Combined Group will be subject to any changes in tax legislation (or changes to the interpretation of existing tax legislation) in a number of jurisdictions, including Ireland, the UK and the US. Any such changes could have a material adverse impact on the Combined Group’s business, results of operation, financial condition, business strategy and/or prospects.

A change in tax policy may also negatively impact the Combined Group’s ability to deliver shareholder value, deliver anticipated synergies, pay dividends, make acquisitions and achieve business targets.

3.4	Risks inherent in the acquisition or disposal of businesses and brands may have an adverse impact on the Combined Group’s business or financial results

From time to time the Combined Group’s strategy may involve (and Greencore’s and Northern Foods’ strategy has previously involved) making acquisitions and disposals of businesses and brands.

Such acquisitions can involve numerous risks including failure to conduct appropriate due diligence on the operations of the business or brand being acquired, failure of acquisitions to be profitable or generate anticipated cash flows, entry to new markets and geographic areas where the Combined Group has no previous experience and the diversion of management time and resources from existing operations. If any of the above risks materialise or if the Combined Group fails to integrate its acquisitions appropriately it could have a material adverse impact on its business and financial results.

Disposals can also give rise to risks as they can result in claims against the Combined Group, including for breach of warranty. Such claims could have a material adverse impact on the Combined Group’s business and financial results.

4.	Risks relating to the Merger

4.1	Uncertainties about the effects of the Merger could adversely affect Greencore, Northern Foods and/or the Combined Group

Uncertainty about the effects of the Merger, including effects on employees, business partners, contractors and customers may adversely affect the business and operations of the Greencore and/or Northern Foods Groups up to completion. These uncertainties could cause customers, business partners and other parties that have business relationships with Greencore and/or Northern Foods to defer the completion of transactions or decisions concerning Greencore’s or Northern Foods’ business, or to seek to change existing business relationships with Greencore and/or Northern Foods.

Uncertainty about the long-term effects of the Merger may also adversely affect the business and operations of the Combined Group in a similar manner in the period following completion of the Merger.

4.2	Implementation of the Merger is subject to a number of conditions

Completion of the Merger is conditional upon, among other things, the approval of Greencore Shareholders and Northern Foods Shareholders, the approval of the Merger by the Irish High Court, and the receipt of relevant competition clearances. Any relevant body may refuse its approval or may seek to make their approval subject to compliance by Greencore or Northern Foods with onerous conditions. Any such conditions, if accepted, could have the effect (among other things) of imposing significant additional costs on the Combined Group, limiting the Combined Group’s revenues, requiring divestitures of certain assets or imposing other operating restrictions upon the business of the Combined Group.

4.3	The anticipated benefits of the Merger may not be realised

There can be no assurance that the post-Merger integration of the businesses of Greencore and Northern Foods will achieve the anticipated synergies and cost savings, in either a timely manner or at all.

The Board believes that the Combined Group will deliver annual cost synergies of approximately £40 million (comprising approximately £15 million from overhead cost savings, approximately £20 million from purchasing and supply chain efficiencies and approximately £5 million from financing and tax efficiencies), which are expected to be fully realised within three years of completion of the Merger. It is expected that the realisation of these synergies will incur one-off cash costs of approximately £45 million.

In addition to these cost synergies, the Board believes that the Merger will provide an opportunity to achieve certain revenue synergies through leveraging distribution channels, brands, product portfolios and research and development capability across the Combined Group.

These potential benefits can only be fully realised through a successful integration of the businesses and there is a risk that if the integration process does not proceed as contemplated,

the forecast synergies may not be realised, or they may not be realised in the timescale contemplated, which may have a significant impact on the business, results of operation and financial condition of the Combined Group going forward.

4.4	The Merger may not complete

The Board considers that the Merger is in the best interests of Greencore and Greencore’s shareholders taken as a whole. If the Merger does not complete, Greencore’s ability to improve shareholder value and to implement the Board’s strategic objectives may be prejudiced. Certain fee-sharing arrangements are in place between Greencore and Northern Foods in respect of the transaction costs associated with the Merger. Some of these arrangements require the consent of the UK Panel to be effective, and there are other transaction costs incurred by Greencore that will be irrecoverable if the Merger does not proceed. If the Merger were not to complete, Greencore may in certain circumstances, as described further in paragraph 10.1 of Part VIII of this document, be liable to pay a break fee of £1,834,600 to Northern Foods.

4.5	The integration of the businesses of Greencore and Northern Foods will create a number of challenges

The Combined Group will encounter numerous challenges in combining the operations of Greencore and Northern Foods, some of which may not become known until after the completion of the Merger.

The combination could fail to realise the expected benefits or could result in substantial costs being incurred as a result of, for example, inconsistencies in standards, procedures and policies and business cultures between Greencore and Northern Foods and the diversion of management’s attention from their responsibilities as a result of the need to address integration issues.

5.	Risks relating to Essenta Foods’ shares

5.1

The price of Essenta Foods’ shares may be volatile and may be affected by a number of factors, some of which are beyond the Combined Group’s control, which could cause the value of Essenta Foods’ shares to decline

The value of an investment in the shares of Essenta Foods may go down as well as up. The market value of the shares can fluctuate and may not always reflect the underlying asset value. A number of factors may impact on the share price, including, but not limited to, (i) variations in the Combined Group’s operating results, (ii) possible differences between the actual results and the results that were expected by investors and analysts, (iii) the Combined Group’s implementation of strategic and operational plans, (iv) fluctuations in the trading volume of the Combined Group’s shares resulting in changes in the market price for such shares without any apparent correlation to the earnings of the Combined Group, and (v) general market conditions.

5.2	There may be no active trading market for Essenta Foods’ shares

There can be no assurance that an active trading market for Essenta Foods’ shares will develop following the completion of the Merger. Investors may from time to time have difficulty selling their Essenta Foods’ shares.

5.3	Future equity issues could have an adverse impact on the market price of Essenta Foods’ shares and dilute ownership

Any future equity issues by Essenta Foods could have an adverse effect on the market price of Essenta Foods Shares and may also reduce the percentage ownership and voting interests of Essenta Foods’ existing shareholders. Moreover, Essenta Foods may issue new shares that have rights, preferences or privileges senior to its ordinary shares.

5.4	The dividend policy of Essenta Foods will be dependent on the financial condition of the Combined Group and the ability of Essenta Foods’ subsidiaries to pay dividends

Essenta Foods will only be able to pay dividends to holders of its ordinary shares to the extent that it has sufficient distributable reserves and cash available for this purpose and Essenta Foods may decide to use all or part of such cash for another purpose, for example, to invest in and further develop the Combined Group’s business. There is no guarantee that Essenta Foods will be able to make dividend payments in the future or to sustain dividend payments at any particular level.

It is expected that Essenta Foods will operate as a holding company for the Combined Group’s various operating subsidiaries and will not have any significant operations of its own. As a holding company, Essenta Foods will therefore be reliant on its subsidiaries being able (both financially and legally) to pay dividends or otherwise transfer cash to it in order to fund and make dividend payments.

5.5	Pre-emption rights may not be available to US and other non-EU holders of Essenta Foods’ ordinary shares

In the case of certain increases in Essenta Foods’ share capital, existing holders of ordinary shares in Essenta Foods will generally be entitled to pre-emption rights to subscribe for such shares unless shareholders waive such rights by a resolution at a shareholders’ meeting. US and other non-EU holders of Essenta Foods’ ordinary shares will be excluded from exercising any such pre-emption rights they may have, unless exemptions from any overseas securities law requirements are available. No assurances can be given that any exemption from such overseas securities law requirements would be available to enable US or other non-EU holders to exercise such pre-emption rights or, if available, that Essenta Foods will utilise any such exemption.

5.6	The ability of shareholders to bring legal action on behalf of themselves or Essenta Foods may be materially affected by the governance of Irish law

Essenta Foods will be a public limited company incorporated under the laws of Ireland. The rights of its shareholders will be governed by Irish law and by Essenta Foods’ memorandum and articles of association as interpreted thereunder. These rights differ from the typical rights of shareholders in US corporations. In particular, Irish law currently limits the circumstances under which shareholders of Irish companies may bring actions on behalf of a company. In addition, Irish law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders in a US corporation.

5.7	Market perception of the Special Share could adversely affect the share price of Essenta Foods

As described further in paragraph 8.5 of Part I of this document, the Minister holds the Special Share. If the special resolution proposing the deletion of Article 11 of Greencore’s Articles of Association is not adopted at the Greencore Shareholder Meeting, whether as a result of the Minister not having granted his consent to the deletion of that article or otherwise, the Articles of Association of Greencore will continue to contain the restrictions contained in Article 11 following the Merger. Market perception of the rights or restrictions contained in Article 11, or of any of the other residual rights attaching to the Special Share, could adversely affect the share price of the shares of Essenta Foods.

PART III

INFORMATION ON NORTHERN FOODS

1.	Introduction

The Northern Foods Group is a convenience food manufacturer in the UK and Ireland. Historically Northern Foods’ business has comprised three divisions – “Chilled”, “Frozen” and “Bakery” – manufacturing a mixture of retailer own label and branded products. Northern Foods is currently implementing a new organisational structure to manage its business through two divisions – “Branded” and “Chilled”. The new Chilled division will combine Northern Foods’ “Sandwiches and Salads” and “Ready Meals” operations and its British Airways supply business. The Branded division will broadly comprise the businesses that fell within the historic Frozen and Bakery divisions and will include Fox’s biscuits, Goodfella’s pizza, Donegal Catch fish, Green Isle vegetables, McDougalls and Holland’s pies, and Matthew Walker puddings. The implementation of this new structure is expected to be completed by April 2011.

Across its divisions, Northern Foods’ customer base includes all of the UK’s major food retailers and a number of discount retailers, with whom it has long-standing relationships. In 2010 Northern Foods commenced the supply of sandwiches to Costa Coffee and began supplying British Airways’ short-haul flights from Heathrow in conjuction with DHL, under a 10-year agreement.

Northern Foods’ strategy has focused on providing high levels of service and maximising efficiency and has also been to supply a wide range of products at different price points to a broad customer base. Northern Foods has focused on leveraging science, technology and innovation to improve its product offering and maximise efficiency, while continuing to provide high levels of service to its customer base.

Northern Foods is headquartered in Leeds, England and operates from 24 facilities (18 of which are manufacturing facilities) in the UK and Ireland, directly employing over 9,000 people.

In the 53 weeks ended 3 April 2010, Northern Foods generated profit from operations of £28.0 million on sales of £977.0 million (profit from operations before restructuring items was £54.6 million) and in the 26 weeks ended 2 October 2010, Northern Foods generated a loss from operations of £8.0 million on sales of £453.0 million (profit from operations before restructuring items was £17.5 million). As at 2 October 2010, Northern Foods had gross assets of £583.8 million and net liabilities of £44.3 million. An explanation of Northern Foods’ recent restructuring and its impact on the results of Northern Foods is set out in paragraph 6 below.

2.	Background and history

Northern Foods has its roots in a small condensed milk importing and wholesale business based in Hull. Northern Foods was incorporated and registered in England and Wales on 15 August 1949 under the Companies Act 1948 as a company limited by shares, with registered number 471864 and with the name of Northern Dairies Limited. Northern Foods was listed on the London Stock Exchange in 1956. On 17 January 1973, Northern Foods changed its name to Northern Foods Limited and on 22 February 1982, Northern Foods was re-registered as a public company.

Through a combination of strategic acquisitions and organic growth, Northern Foods has grown into a large UK convenience food manufacturer with a product portfolio positioned to capitalise on growth markets. Since 2005, Northern Foods has undertaken a divestment programme to focus on its core businesses, disposing of non-core businesses in the chilled distribution, cakes, speciality breads, chilled pastries and flour milling segments of the market.

In recent years, Northern Foods has focused on optimising its production portfolio by concentrating production in larger, more efficient and highly automated facilities from which it can deliver economies of scale in order to improve financial and operating performance.

3.	Nature of operations and principal activities

Northern Foods manufactures a mix of own label and branded products for retail distribution. It has 18 manufacturing facilities across the UK and Ireland spread across its three current business divisions: Chilled, Bakery and Frozen.

Northern Foods focuses on five key convenience food market segments: ready meals, sandwiches and salads, biscuits, puddings and pizzas, providing a range of products aimed at the convenience, indulgence and healthy living sectors of the prepared food market. Northern Foods manufactures chilled and frozen own label products for major food retailers including Tesco, Asda, Marks & Spencer, Morrisons and Sainsbury’s and its branded portfolio includes some of the industry’s well known brands in biscuits (Fox’s) and pizzas (Goodfella’s).

Although Northern Foods is in the process of restructuring its business into two divisions, it will continue to report on the basis of its current three divisions for the current financial period (ending 2 April 2011). The description below is on the basis of the Northern Foods Group as currently structured.

3.1	Chilled division

Northern Foods’ Chilled division is the largest division in the Northern Foods Group, generating approximately half of the revenues of the Northern Foods Group and operating across nine facilities (including a facility dedicated to the preparation of in-flight meals). In the 53 week period ended 3 April 2010, Northern Foods’ Chilled division generated revenues of £496.3 million and profit from operations pre restructuring items of £19.2 million.

Ready Meals

In the late 1970s Northern Foods pioneered the development of chilled ready meals in partnership with one of its major retail customers. Since then, Northern Foods has partnered with its customers to produce a range of innovative product solutions to address changing customer demands. The large majority of ready meals bought in the UK are under the retailer’s own label and Northern Foods is an established manufacturer in this segment, supplying ready meals to leading retailers including Marks & Spencer and Asda. Northern Foods range of chilled ready meals includes British/traditional and Chinese, with international, premium, discount and healthy options, catering for all key consumer demographics in the UK convenience foods industry.

Sandwiches & Salads

Northern Foods has three facilities producing sandwiches and salads: in Sheffield, Manton Wood and Corby. Northern Foods is an established supplier of sandwiches and salads to large retailers in the UK, manufacturing a wide range of sandwiches, rolls, wraps, salads and sandwich fillings for customers including Marks & Spencer, Tesco, Sainsbury’s and Morrisons. In salads, Northern Foods produces both ‘meal salads’ and ‘wet salads’ such as coleslaw, potato or pasta salads.

Other chilled products

Northern Foods’ Chilled division also produces chilled pizza – including, for example, Tesco’s “Finest” range of chilled pizzas – and soup and sushi for a number of UK retailers.

3.2	Frozen division

Northern Foods’ Frozen division operates from five facilities in the UK and Ireland, manufacturing a wide range of retailer own label and branded products including pizzas, pies, fish, vegetables and accompaniments. In the 53 weeks ended 3 April 2010, Northern Foods’ Frozen division generated revenues of £254.6 million and profit from operations before restructuring items of £13.6 million.

Pizza and Pastry

Pizzas are produced at two purpose built facilities in Ireland: one in Naas, County Kildare and one in Longford. Together these manufacture a range of pizzas under the Goodfella’s and San Marco brands, as well as under own label.

Northern Foods’ pastry business operates from two facilities; Portumna in County Galway and Walter Hollands near Accrington. In addition to own label products, Northern Foods manufactures products under strong brands such as the Holland’s and McDougalls brands.

3.3	Bakery division

Northern Foods’ Bakery division operates across four manufacturing facilities: three biscuit facilities with a fourth, the Matthew Walker facility, producing own label Christmas and sponge puddings together with “The Pudding”, the Matthew Walker branded premium Christmas pudding. In the 53 weeks ended 3 April 2010, Northern Foods’ Bakery division generated revenues of £226.1 million and profit from operations pre restructuring items of £21.8 million.

Biscuits

As well as manufacturing biscuits under the Fox’s brand, Northern Foods produces a wide range of own label products for major UK retailers, including premium and discount offerings. Since 2009, Northern Foods has invested significantly in new marketing initiatives and automated technology for its branded biscuit range. The latter project has seen the introduction of new automated technology and added capacity at the Batley, Kirkham and Uttoxeter facilities.

Puddings

The Matthew Walker business has been making premium quality Christmas puddings in Derbyshire since 1899. As well as producing Matthew Walker’s “The Pudding”, Northern Foods also creates own label puddings, made to individual recipes and under license for the major food retailers in the UK and for customers including Duchy Originals, Harrods and Waitrose.

Northern Foods’ puddings are also sold in limited volumes overseas through a partnership with Walkers of Scotland.

4.	Geographical revenue split and the Northern Foods’ customer base

Northern Foods operates exclusively in the UK and Ireland. The table below details Northern Foods’ revenue from external customers by geographical location for the 53 week period ended 3 April 2010.

Jurisdiction	Revenue (millions)

United Kingdom	£867.3
Ireland	£109.7

Approximately 75 per cent. of Northern Foods’ revenue is generated through sales to five major UK food retailers – Asda, Marks & Spencer, Morrisons, Sainsbury’s and Tesco.

5.	Summary financial information

The table below sets out Northern Foods’ summary financial information for the periods shown, prepared in accordance with IFRS. Investors should read the full text of this document, including the information incorporated by reference into it, and not rely solely on this summary.

	26 weeks to 2 October 2010(1)	26 weeks to 26 September 2009(1)	53 weeks to 3 April 2010(2)	52 weeks to 28 March 2009(2)	52 weeks to 29 March 2008(2)

Revenue (£m)	453.0	466.9	977.0	975.2	931.9
Profit from operations (£m)(3)	17.5	20.5	54.6	52.7	48.4
Profit before taxation (£m)(3)	9.6	10.4	34.0	47.5	50.1
Underlying profit before tax and net pensions financing (£m)(4)	9.6	12.9	39.2	39.0	34.4
(Loss)/profit for the period (£m)(5)	(9.5)	12.9	13.8	2.5	34.5
Net debt (£m)(6)	218.8	222.2	183.0	206.7	200.2
Operating margin (per cent.)(3)	3.9	4.4	5.6	5.4	5.2
Basic (loss)/earnings per share (EPS) (pence)	(2.04)	2.79	2.98	0.54	7.08
Underlying earnings per share (EPS) (pence)(7)	1.51	2.14	6.99	6.45	5.62
Dividend per share (pence)	1.55	1.55	4.50	4.50	4.50

(1)

Financial information reported for the 26 week periods to 2 October 2010 and 26 September 2009 has been extracted, without material adjustment, from the unaudited interim condensed consolidated financial statements of Northern Foods for the 26 week period ended 2 October 2010, which are set out in full in Annex I to this document.

(2)

Financial information reported for the 53 week period to 3 April 2010 and the 52 week periods to 28 March 2009 and 29 March 2008 have been extracted, without material adjustment, from the Annual Report and audited consolidated financial statements of the Northern Foods Group for the 53 week period ended 3 April 2010 and the 52 week period ended 28 March 2009, which are set out in full in Annexes II and III to this document respectively.

(3)	Results stated before restructuring items, which are discussed in paragraph 6 below.

(4)	Underlying profit before tax is Northern Foods Group profit before tax, restructuring items and net pension financing. This is reconciled to profit before tax in the relevant financial statements.

(5)	(Loss)/profit for the period is after restructuring costs, net of tax.

(6)

Net debt is defined as total borrowings (including both short and long-term bank loans, bonds, loan notes and finance leases) less cash and cash equivalents and short-term investments. Net debt will also include the proportion of the fair value of the currency swaps hedging the balance sheet value of Northern Foods’ dollar denominated loan notes.

(7)	Underlying EPS is before restructuring items, movement on deferred tax due to change in legislation, one-off release of prior year tax liability, and net pension financing net of tax.

6.	Information regarding Northern Foods’ restructuring

For the 53 week period ended 3 April 2010, the restructuring items referred to in the consolidated financial statements of Northern Foods included costs or income associated with the restructuring of businesses, gains or losses on the disposal or closure of businesses (principally the closure of the chilled ready meals facility at Hull and impairment relating to the ethnic ready meals facility at Swansea) and amounts associated with the pension enhanced transfer value exercise (the “Pension ETV Exercise”) which Northern Foods implemented in May 2010. The Pension ETV Exercise focuses on deferred members of Northern Foods’ pension scheme who are employees or former employees of Northern Foods and who have built up a defined benefit pension entitlement but who are no longer active members of that scheme. The Pension ETV Exercise is expected to be completed by the end of December 2010. The pre-tax cost of these restructuring items was £26.6 million and profit from operations post restructuring items for the period was £28.0 million (pre-tax and finance costs).

For the interim 26 week period ended 2 October 2010, the restructuring items related to the closure of the ethnic ready meals facility at Swansea, the disposal of the Dalepak business, the Pensions ETV Exercise, closure of and impairment relating to the Fenland facility, mothballing of the Green Isle Naas III facility and the investment programme in relation to the Fox’s biscuits business. The pre-tax cost of these restructuring items in the period was £25.5 million and the loss from operations post restructuring items for the period was £8.0 million (pre-tax and finance costs).

7.	Current trading and prospects of Northern Foods

On 9 November 2010, Northern Foods published interim financial information for the 26 week period to 2 October 2010. The key highlights in that announcement were:

7.1	Financial overview

•

Like-for-like (LFL) sales grew 2.7 per cent. in the first half year following LFL sales growth of 6.0 per cent. in the second quarter; total sales in the first half year (H1) were £453.0 million (H1 2009/10: £466.9 million);

•

Profit from operations (pre-restructuring) for the period was £17.5 million (H1 2009/10: £20.5 million); reflecting Chilled profits up from £7.2 million to £11.8 million, Bakery profits up from £8.2 million to £10.3 million and Frozen recording a loss of £4.6 million (H1 2009/10: profit of £5.1 million);

	•	Loss for the period (post-restructuring) of £9.5 million (H1 2009/10: profit £12.9 million), as a result of the Pension ETV exercise and business restructuring costs;

	•	Underlying earnings per share at 1.51 pence (H1 2009/10: 2.14 pence); interim dividend maintained at 1.55 pence per share (H1 2009/10: 1.55 pence); and

	•	Strong financial position with net debt reducing to £218.8 million (H1 2009/10: £222.2 million), despite increased capital expenditure and Pension ETV exercise.

7.2	Operating overview

	•	Further sales and margin progression in Chilled and Bakery, with a steadily improving performance in Ready Meals;

	•	Frozen sales decline slowing in the second quarter; actions in place to improve performance in the second half of the financial year;

	•	Major investment in automated technology for Fox’s biscuits on track; and

	•	New organisational structure to streamline the Northern Foods Group into two divisions: Chilled and Branded.

Since 9 November 2010, Northern Foods continues to trade in line with expectations.

PART IV

INFORMATION ON GREENCORE

1.	Introduction

The Greencore Group is an international manufacturer of convenience foods comprising a core “Convenience Foods” division and an “Ingredients and Related Property” division. The Convenience Foods division provides a wide range of customer and licensed brands to major retail and foodservice customers in the UK, Ireland and the US.

In the UK, the Convenience Foods division has well established positions in the convenience food market, supplying many of the major food retailers across a range of products including sandwiches, chilled prepared meals, chilled soups and sauces, ambient sauces and pickles, cakes and desserts and Yorkshire puddings. Recently, Greencore has also been extending its presence outside the UK with the expansion of its convenience food business in the US.

Greencore operates from 20 facilities (18 of which are manufacturing facilities) in the UK, Ireland and the US, directly employing approximately 7,000 people.

In the financial year ended 24 September 2010, Greencore generated continuing operating profits pre-exceptional items of €59.7 million on continuing sales of €856.0 million. Greencore’s net assets at 24 September 2010 were €178.9 million.

2.	Background and history

Greencore was established in 1991 through a flotation of the state-owned Irish Sugar Corporation by the Irish Government. 55 per cent. of the company was initially privatised, and the Irish Government sold the balance of its holding in 1992 and 1993.

During the following decade, Greencore acquired various food and malt businesses. In 2001, Greencore purchased Hazlewood Foods plc, a UK-based convenience foods company. This acquisition and the subsequent disposal of a number of non-core businesses paved the way for the growth of the Convenience Foods business within Greencore.

In 2006, following further food business acquisitions and the decision by the EU Council of Agriculture Ministers to fundamentally reform the EU sugar regime, Greencore renounced its EU sugar quota and exited the sugar processing business with the closure of its facilities in Carlow and Mallow.

In 2008, Greencore purchased Home Made Brand Foods in Massachusetts, a chilled foods manufacturer which established the “Greencore USA” business, which is part of the Convenience Foods division. A second facility was opened in the US in 2009 and a third was acquired in 2010.

During 2010, Greencore streamlined the Greencore Group’s strategic focus further through the disposal of its malt, water and continental convenience food businesses.

3.	Nature of operations and principal activities

Greencore is an established manufacturer of convenience foods. The core Convenience Foods division has 15 manufacturing facilities across the UK and the US. Greencore’s Ingredients and Related Property division is served by three Irish-based manufacturing facilities.

The Convenience Food division provides a wide range of chilled, frozen and ambient foods to major food retailers, foodservice providers, manufacturers, petrol forecourts and airlines in the UK, Ireland and the US.

In the UK, Greencore has established positions in sandwiches, Italian chilled meals, branded chilled meals, chilled non-dairy desserts, chilled sauces, cooking sauces and pickles and Christmas cakes. Supply is normally in bulk quantities only, although there is also has a nationwide chilled delivery service that supplies direct within the petrol forecourt and convenience sector.

Greencore is also a manufacturer in the chilled food market in the North East region of the United States.

3.1	Convenience Foods division

The Convenience Foods division is the largest in the group operating from 15 manufacturing facilities (12 in the UK and three in the US) and employing approximately 6,700 employees (6,200 in the UK and 500 in the US). In the financial year ended 24 September 2010, Greencore’s Convenience Foods division generated revenues from continuing operations of €784.5 million and operating profit from continuing operations of €54.1 million.

The Convenience Foods division comprises the following businesses.

Greencore Food to Go

Greencore Food to Go is a large sandwich manufacturer and also produces prepared salads and sushi, and operates a UK mainland radial chilled van distribution service through Greencore Direct to Store. It operates from four manufacturing facilities in the UK at Manton Wood (Nottinghamshire), Park Royal (London), Bow (London) and Crosby (Liverpool).

The business has long-standing experience in providing own label brands to leading UK retailers and selected foodservice channels. Greencore Direct to Store also delivers the quality Sutherland Deli and Foo.go ranges daily across the UK. Other branded products include the recently re-launched Sushi San.

Greencore Prepared Meals

Greencore Prepared Meals is an established manufacturer of chilled prepared meals as well as meat spreads, and also produces quiche and savoury flans. It operates from three manufacturing facilities in Kiveton (Sheffield), Warrington and Wisbech (Cambridgeshire). The products of this business are marketed in the UK to a wide range of leading UK multiple and convenience channels. The business provides a full range of supermarket own label ready meals as well as a range of chilled meals in partnership with Weight Watchers.

Greencore Chilled Sauces and Soups

Established over 30 years ago, the business is a supplier of chilled sauces and chilled soups from its modern facility in Bristol. The range includes own private label Italian sauces, chilled soups, meat and fish sauces and gravies. It also includes a range of healthy sauces produced in partnership with Weight Watchers.

Greencore Grocery

Operating from a facility in Selby near York, Greencore Grocery is a manufacturer of bottled recipe products, producing a wide range of both branded and customer own brand sauces, pickles, dressings, condiments and soft drinks. Branded products include a range of pickles produced under licence from Heinz as well as Aunt Bessie’s cooking sauces and various Weight Watchers products.

Greencore Cakes and Desserts

Greencore Cakes and Desserts is a producer of celebration cakes and supplier of Christmas cakes and chilled hot-eat desserts, operating from one of Europe’s leading cakes and desserts facilities based on a 13-acre site near Hull.

Ministry of Cake

Through its facility in Taunton, Greencore is a supplier of frozen desserts to the UK foodservice industry, providing desserts to restaurants and others.

Greencore Frozen Foods

Greencore Frozen Foods, operating from its facility in Leeds, is a supplier of frozen Yorkshire puddings, “toad in the hole” and filled Yorkshire puddings, both under brands such as Bisto and Roberts and under customer own brand labels.

Greencore USA

The Group entered the US with the acquisition of a facility in Newburyport near Boston in 2008. Since then it has added a small facility in Cincinnati and a small sandwich manufacturer near Boston, and cumulatively the business has seen very strong growth and now holds established regional market positions in the fresh manufactured sandwiches, salads, chilled entrees and chilled quiche markets serving a customer base that includes leading national and regional retailers. US retailers continue to seek a fresh in-store prepared foods solution and the growth that the Greencore Group has experienced is reflective of this trend. The Greencore Group sees real potential for growth in the US on the back of this trend and the platform set up to date.

3.2	Ingredients and Related Property division

The Ingredients and Related Property division, operating from three facilities in Ireland, comprises Trilby Trading and associated molasses companies as well as a small team that manages the Greencore Group’s legacy property assets.

4.	Geographical revenue split and the Greencore customer base

The table below details Greencore’s total revenue across its Convenience Foods and Ingredients and Related Property divisions from external customers (including continuing and discontinued operations) by geographical location for the year ended 24 September 2010.

Jurisdiction	Revenue (millions)

United Kingdom	€782.2
Ireland	€96.2
Rest of the World	€123.4

Approximately 79 per cent. of Greencore’s Convenience Food division revenue is generated through sales to five major UK retailers – Tesco, Asda, Co-op, Sainsbury’s and Morrisons. No other individual customer accounts for more than 10 per cent. of Greencore’s revenues.

5.	Summary financial information

The table below sets out Greencore’s summary financial information for the periods shown, prepared in accordance with IFRS. Investors should read the full text of this document, including the information incorporated by reference into it, and not rely solely on this summary.

Financial year ended	24 September 2010(1)	25 September 2009(1)	26 September 2008(2)

Group sales	€856.0m	€800.9m	€1,308.1m
Group operating profit(3)	€59.7m	€50.8m	€77.3m
Group operating margin(3)	7.0%	6.3%	5.9%
Dividend per share	7.5c	7.5c	13.51c
Adjusted EPS	16.7c	17.4c	20.3c

(1)

Financial information reported for financial years ended 24 September 2010 and 25 September 2009 is as extracted, without material adjustment, from the audited consolidated Group Financial Statements of Greencore for the year ended 24 September 2010, which are incorporated by reference into this document as set out in Part VI of this document. It was prepared on a continuing basis, excluding results in respect of the malt, water and continental Europe convenience foods businesses which were discontinued in 2010.

(2)

Financial information reported for financial year ended 26 September 2008 is as extracted, without material adjustment, from the audited consolidated Group Financial Statements of Greencore for the year ended 25 September 2009, which are incorporated by reference into this document as set out in Part VI of this document, and has not been adjusted in respect of the malt, water and continental Europe convenience foods businesses which were discontinued in 2010.

(3)	Before exceptional items and acquisition-related amortisation.

6.	Current trading and prospects

A summary of the most significant trends in Greencore’s business are set out below. Unless otherwise stated, all figures are extracted without material adjustment from Greencore’s Annual Report for the financial year ended 24 September 2010.

6.1	Financial overview[11]

For the financial year ended 24 September 2010:

• group sales from continuing operations of €856.0 million, an increase of 6.9 per cent. on the previous financial year;

11	Continuing operations comparisons exclude disposed activities (malt in the Ingredients and Related Property division and water and the continental businesses in the Convenience Foods division).

	•	group operating profit (before exceptional items and acquisition-related amortisation) from continuing operations of €59.7 million, an increase of 17.6 per cent. on the previous financial year;

	•	group operating margin (before exceptional items and acquisition-related amortisation) from continuing operations of 7.0 per cent., an increase of 63 basis points on the previous financial year;

	•	a 31.8 per cent. reduction, year on year, in group net debt to €193.4 million from €283.5 million at the end of the financial year ended 25 September 2009;

•

final dividend of 4.5 cent per share (4.5 cent in the financial year ended 25 September 2009) resulting in a total dividend for the year of 7.5 cent per share (7.5 cent per share in the financial year ended 25 September 2009); and

	•	adjusted earnings per share[12] of 16.7 cent compared with 17.4 cent in the financial year ended 25 September 2009.

6.2	Strong performance in Convenience Foods division

For the financial year ended 24 September 2010:

	•	sales in continuing businesses of €784.5 million, ahead of sales in continuing businesses in the financial year ended 25 September 2009 by 10.7 per cent.;

	•	operating profit (before exceptional items and acquisition-related amortisation) in continuing businesses increased by 21.1 per cent. year on year to €54.1 million;

	•	improvement in operating margin (before exceptional items and acquisition-related amortisation) by 60 basis points to 6.9 per cent. in continuing businesses; and

	•	a year of excellent sales growth, operating profit growth and margin expansion:

		–	supportive consumer trends of increased ‘at home’ and ‘on the go’ food consumption;

		–	benefit of lower UK manufacturing capacity;

		–	further delivery on the Group’s lean and operating efficiency programmes; and

		–	growth in US sales by 18 per cent. year on year.

6.3	Portfolio change and other business highlights

•

Following three strategic disposals for an aggregate total consideration of €142.3 million (including deferred amounts and portion of pension liabilities transferred), the Greencore Group emerged at the end of the financial year ended 24 September 2010 as a leaner, more focused convenience foods group with two key geographies, the UK and the US:

		–	malt business disposal completed on 26 March 2010;

		–	water business disposal completed on 26 March 2010; and

		–	continental European convenience food business disposal completed on 20 August 2010.

	•	Remaining Ingredients and Related Property activity trading satisfactorily and representing less than 10 per cent. of group sales and operating profit post the disposal of the malt business.

Since 24 September 2010, the underlying Greencore businesses continued to trade in line with Greencore’s expectations. On 7 December 2010, Greencore announced the acquisition of $3.4 million of assets of a US-based fresh sandwich manufacturer.

The trends, uncertainties and events referred to in this document for each of Greencore and Northern Foods remain the known significant trends, uncertainties and events likely to have an effect on the Combined Group’s prospects up to the end of the current financial year.

12

Before exceptional items, pension finance items, acquisition related amortisation, foreign exchange on inter-company and certain external loan balances and the movement in the fair value of all derivative financial instruments and related debt adjustments.

PART V

HISTORICAL FINANCIAL INFORMATION RELATING TO NORTHERN FOODS

1.	Basis of financial information

Annexures I, II, III, and IV set out, respectively, the unaudited condensed consolidated financial statements of the Northern Foods Group for the 26 week period ended 2 October 2010, the audited consolidated financial statements for the 53 week period ended 3 April 2010, and the audited consolidated financial statements for the 52 week periods ended 28 March 2009 and 29 March 2008, in each case prepared in accordance with IFRS.

The audited consolidated financial statements for the 53 week period ended 3 April 2010 and the 52 week periods ended 28 March 2009 and 29 March 2008, including the relevant audit opinions in respect of those periods and notes to those financial statements (including statements of accounting policies), have been extracted without adjustment from Northern Foods’ Annual Report in respect of each period. The auditor’s report of Deloitte & Touche LLP for the 52 week period ended 29 March 2008 and the auditor’s reports of Deloitte LLP for the 53 week period ended 3 April 2010 and the 52 week period ended 28 March 2009 were in each case unqualified.

The unaudited interim condensed consolidated financial statements for the 26 week period ended 2 October 2010, together with the relevant auditor’s review report and notes to those financial statements, have been extracted without adjustment from Northern Foods’ unaudited interim results for the 26 week period ended 2 October 2010 (announced on 9 November 2010). The financial information for that period is unaudited, but the interim results were reviewed by Deloitte LLP and their review report was unqualified.

For the audited consolidated financial statements for the 53 week period ended 3 April 2010 and the 52 week periods ended 28 March 2009 and 29 March 2008, and the unaudited condensed consolidated financial statements for the 26 weeks ended 2 October 2010, no material adjustment to the accounting policies of the Northern Foods Group is required to achieve consistency with the accounting policies of the Greencore Group adopted in its audited consolidated group financial statements for the financial year ended 24 September 2010.

2.	Cross-reference list

The following list is intended to enable shareholders to easily identify specific items of financial information. The page numbers in the tables below refer to the relevant pages of the Annexures (which are numbered F-1 to F-159). References to page numbers within the text of the Annexures are to page numbers of the relevant Annual Report or interim results as originally published.

In each of Annexures I, II, III and IV, references to “the Company” are to be taken as references to Northern Foods and references to “the Group” are to be taken as references to the Northern Foods Group. In addition, references to “the Directors” or the “Board of Directors” are to be taken as references to the Northern Foods Directors or the Board of Northern Foods respectively.

2.1	Annexure I: unaudited condensed consolidated financial statements for the 26 weeks ended 2 October 2010

The unaudited condensed consolidated financial statements for the 26 weeks ended 2 October 2010 have been extracted without adjustment from Northern Foods’ interim results (announced 9 November 2010) for the 26 week period ended 2 October 2010. The page numbers below refer to the relevant pages of Annexure I.

•	Condensed consolidated income statement	Page F-2

•	Condensed consolidated statement of comprehensive income	Page F-2

•	Condensed consolidated balance sheet	Page F-3

•	Condensed consolidated statement of cash flows	Page F-4

•	Condensed reconciliation of net cash flow to movements in net debt	Page F-4

•	Condensed consolidated statement of changes in equity	Page F-5

•	Notes to the condensed financial statements	Pages F-6 to F-14

•	Independent review report to Northern Foods plc	Page F-15

2.2	Annexure II: audited consolidated financial statements for the 53 weeks ended 3 April 2010

The audited consolidated financial statements for the 53 weeks ended 3 April 2010 been extracted without adjustment from Northern Foods’ Annual Report for the 53 week period ended 3 April 2010. The page numbers below refer to the relevant pages of Annexure II.

•	Consolidated income statement	Page F-19

•	Consolidated statement of comprehensive income	Page F-19

•	Consolidated balance sheet	Page F-20

•	Consolidated statement of changes in shareholders’ equity	Page F-21

•	Consolidated statement of cash flows	Page F-22

•	Reconciliation of net cash flow to movements in net debt	Page F-22

•	Notes to the consolidated financial statements	Pages F-23 to F-69

•	Independent auditors’ report to the members of Northern Foods plc	Page F-18

2.3	Annexure III: audited consolidated financial statements for the 52 weeks ended 28 March 2009

The audited consolidated financial statements for the 52 weeks ended 28 March 2009 have been extracted without adjustment from Northern Foods’ Annual Report for the 52 week period ended 28 March 2009. The page numbers below refer to the relevant pages of Annexure III.

•	Consolidated income statement	Page F-73

•	Consolidated balance sheet	Page F-74

•	Consolidated cash flow statement	Page F-75

•	Reconciliation of net cash flow to movements in net debt	Page F-76

•	Consolidated statement of recognised income and expense	Page F-76

•	Notes to the consolidated financial statements	Pages F-77 to F-113

•	Independent auditors’ report to the members of Northern Foods plc	Page F-72

2.4	Annexure IV: audited consolidated financial statements for the 52 weeks ended 29 March 2008

The audited consolidated financial statements for the 52 weeks ended 29 March 2008 have been extracted without adjustment from Northern Foods’ Annual Report for the 52 week period ended 29 March 2008. The page numbers below refer to the relevant pages of Annexure IV.

•	Consolidated income statement	Page F-117

•	Consolidated balance sheet	Page F-118

•	Consolidated cash flow statement	Page F-119

•	Reconciliation of net cash flow to movements in net debt	Page F-120

•	Consolidated statement of recognised income and expense	Page F-120

•	Consolidated statement of changes in equity	Page F-120

•	Notes to the consolidated financial statements	Pages F-121 to F-159

•	Independent auditors’ report to the members of Northern Foods plc	Page F-116

PART VI

HISTORICAL FINANCIAL INFORMATION RELATING TO GREENCORE

1.	Incorporation by reference

The following information is hereby incorporated by reference into this document:

•

the audited consolidated Group Financial Statements of the Greencore Group as set out in its Annual Report for each of the financial years ended 24 September 2010, 25 September 2009 and 26 September 2008, which are available on Greencore’s website at www.greencore.com, together with the unqualified independent auditor’s reports in respect of each of those financial years and notes to those financial statements (including statements of accounting policies).

2.	Cross-reference list

The following list is intended to enable shareholders to easily identify specific items of financial information which have been incorporated by reference into this document.

2.1	Annual Report for the financial year ended 24 September 2010

The page numbers below refer to the relevant pages of Greencore’s Annual Report for the financial year ended 24 September 2010:

•	Group Income Statement	Page 61

•	Group Statement of Recognised Income and Expense	Page 62

•	Group Balance Sheet	Page 63

•	Group Cash Flow Statement	Page 64

•	Notes to the Group Financial Statements	Pages 67 to 107

•	Group Statement of Accounting Policies	Pages 50 to 60

•	Independent Auditor’s Report	Pages 48 to 49

2.2	Annual Report for the financial year ended 25 September 2009

The page numbers below refer to the relevant pages of Greencore’s Annual Report for the financial year ended 25 September 2009:

•	Group Income Statement	Page 66

•	Group Balance Sheet	Page 67

•	Group Cash Flow Statement	Page 68

•	Group Statement of Recognised Income and Expense	Page 69

•	Notes to the Group Financial Statements	Pages 70 to 111

•	Group Statement of Accounting Policies	Pages 54 to 65

•	Independent Auditor’s Report	Pages 52 to 53

2.3	Annual Report for the financial year ended 26 September 2008

The page numbers below refer to the relevant pages of Greencore’s Annual Report for the financial year ended 26 September 2008:

•	Group Income Statement	Page 60

•	Group Balance Sheet	Page 61

•	Group Cash Flow Statement	Page 62

•	Group Statement of Recognised Income and Expense	Page 63

•	Notes to the Group Financial Statements	Pages 64 to 117

•	Group Statement of Accounting Policies	Pages 46 to 59

•	Independent Auditor’s Report	Pages 44 to 45

PART VII

UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE COMBINED GROUP

The following unaudited pro forma statement of turnover and net assets of the Combined Group (the “Unaudited Pro Forma Financial Information”) has been prepared based on the consolidated turnover of the Greencore Group for the year ended 24 September 2010, the consolidated turnover of the Northern Foods Group for the 53 week period ended 3 April 2010, the consolidated net assets of the Greencore Group as at 24 September 2010 and the unaudited consolidated net assets of the Northern Foods Group as at 2 October 2010 in order to illustrate the consolidated turnover and net assets of the Combined Group as if completion of the Merger had occurred on 24 September 2010. The Unaudited Pro Forma Financial Information has been prepared pursuant to 10.3.3 of the Irish Listing Rules and 13.3.3R of the UK Listing Rules on the basis of the notes set out below and in accordance with Annex I and Annex II of Prospectus Directive Regulation 809/2004. The Unaudited Pro Forma Financial Information is stated on the basis of the accounting policies of the Greencore Group.

The Unaudited Pro Forma Financial Information has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and does not, therefore, represent the Combined Group’s actual financial position or results.

KPMG LLP’s report on the Unaudited Pro Forma Financial Information is set out at the end of this Part VII.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

	ADJUSTMENTS

	Greencore Group as at 24 September 2010 (Notes 1 and 6)	Greencore Group as at 24 September 2010 (Notes 1 and 6)	Northern Foods Group as at 2 October 2010 (Notes 2 and 7)	Pro forma Combined Group (Note 8)

	€ million	£ million	£ million	£ million
Non-current assets
Intangible assets (Note 3)	404.6	343.2	52.5	395.7
Property, plant and equipment	217.5	184.5	266.5	451.0
Investment property	37.9	32.2	—	32.2
Investments in associates	0.7	0.6	—	0.6
Other receivables	6.3	5.4	—	5.4
Derivative financial instruments	19.2	16.3	14.7	31.0
Deferred tax assets	46.3	39.3	35.0	74.3

Total non-current assets	732.5	621.4	368.7	990.1

Current assets
Inventories	39.5	33.5	65.5	99.0
Derivative financial instruments	2.5	2.1	—	2.1
Trade and other receivables	64.5	54.7	124.6	179.3
Cash and cash equivalents	11.7	9.9	25.0	34.9

Total current assets	118.3	100.3	215.1	315.4

TOTAL ASSETS	850.8	721.7	583.8	1,305.5

Non-current liabilities
Borrowings(Note 4)	185.4	157.3	251.1	408.4
Retirement benefit obligations	118.4	100.5	142.3	242.8
Accruals and deferred income	—	—	11.0	11.0
Other payables	5.2	4.4	—	4.4
Provisions for liabilities	4.0	3.4	—	3.4
Deferred tax liabilities	43.8	37.2	2.0	39.2
Government grants	0.1	0.1	—	0.1

Total non-current liabilities	357.0	302.8	406.4	709.2

Current liabilities
Borrowings	41.4	35.1	0.2	35.3
Derivative financial instruments	18.9	16.0	0.2	16.2
Trade and other payables	218.1	185.0	209.8	394.8
Provisions for liabilities	8.3	7.0	8.0	15.0
Income taxes payable	28.2	23.9	3.5	27.4

Total current liabilities	314.9	267.2	221.7	488.9

TOTAL LIABILITIES	671.9	570.0	628.1	1,198.1

NET ASSETS	178.9	151.7	(44.3)	107.4

	ADJUSTMENTS

	Greencore Group for the year to 24 September 2010 (Notes 1 and 6)	Greencore Group for the year to 24 September 2010 (Notes 1 and 6)	Northern Foods Group for the 53 weeks to 3 April 2010 (Notes 2 and 9)	Pro forma Combined Group

	€ million	£ million	£ million	£ million
TURNOVER	856.0	739.8	977.0	1,716.8

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION

1.

The consolidated financial information of Greencore as at 24 September 2010 has been extracted, without material adjustment, from the audited consolidated Group Financial Statements of Greencore for the financial year ended 24 September 2010, incorporated by reference into this document as set out in Part VI. The consolidated net assets of Greencore as at 24 September 2010 have been translated from euro to pounds sterling using an exchange rate of €1.00: £0.848. The consolidated turnover of Greencore for the year ended 24 September 2010 has been translated from euro to pounds sterling using an exchange rate of €1.00: £0.864.

2.

The consolidated net assets of Northern Foods as at 2 October 2010 has been extracted, without material adjustment, from the unaudited interim condensed consolidated financial statements of Northern Foods for the 26 weeks ended 2 October 2010, included in Annexure I to this document as set out in Part V. The consolidated turnover of the Northern Foods Group for the 53 weeks to 3 April 2010 has been extracted, without material adjustment, from the audited consolidated financial statements of Greencore for the 53 weeks ended 3 April 2010.

3.

Intangible assets include “Goodwill” and “Other intangibles” of Northern Foods, each of which are separately disclosed in the unaudited interim condensed consolidated financial statements of Northern Foods for the 26 weeks ended 2 October 2010 but for which comparable disclosures are aggregated in the audited consolidated Group Financial Statements of Greencore for the financial year ended 24 September 2010.

4.

Borrowings includes “Revolving credit facility 2010” and “Senior loan notes” of Northern Foods, each of which are separately disclosed in the unaudited interim condensed consolidated financial statements of Northern Foods for the 26 weeks to 2 October 2010, but for which comparable disclosures are aggregated in the audited consolidated Group Financial Statements of Greencore for the financial year ended 24 September 2010.

5.	There are no material differences in the accounting policies applied by Greencore and Northern Foods in the preparation of their respective consolidated financial information.

6.	No account has been taken of the changes in financial position of the Greencore Group since 24 September 2010.

7.	No account has been taken of the changes in financial position of the Northern Foods Group since 2 October 2010.

8.

On completion of the Merger, Essenta Foods will be deemed to have been the acquirer for the purposes of IFRS 3 Business Combinations. All Northern Foods assets, liabilities and contingent liabilities acquired by Essenta Foods will be recognised at their fair value on the date of acquisition. For the purposes of the unaudited pro forma statement of net assets, no account has been taken of any fair value adjustments that may arise on acquisition.

9.	No account has been taken of the changes in the financial position of the Northern Foods Group since 3 April 2010.

REPORT FROM KPMG LLP ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION

The Directors
Greencore Group plc
2 Northwood Avenue
Northwood
Santry
Dublin 9

22 December 2010

Dear Sirs

We report on the unaudited pro forma statement of turnover and net assets of the Combined Group (the ‘Pro Forma Financial Information’) set out in Part VII of the Greencore Group plc class 1 circular dated 22 December 2010, which has been prepared on the basis described in notes 1 to 8, for illustrative purposes only, to provide information about how the merger of Greencore Group plc and Northern Foods plc (‘the Transaction’) might have affected the financial information presented on the basis of the accounting policies adopted by Greencore Group plc in preparing the audited financial statements for the year ended 24 September 2010. This report is required by paragraph 10.3.3 of the Listing Rules of the Irish Stock Exchange and paragraph 13.3.3R of the Listing Rules of the UK Listing Authority and is given for the purpose of complying with those paragraphs and for no other purpose.

Responsibilities

It is the responsibility of the directors of Greencore Group plc to prepare the Pro Forma Financial Information in accordance with paragraph 10.3.3 of the Listing Rules of the Irish Stock Exchange and paragraph 13.3.3R of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by paragraph 7 of Annex II of the Prospectus Directive Regulation, as to the proper compilation of the Pro Forma Financial Information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro Forma Financial Information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to ordinary shareholders of Greencore Group plc as a result of the inclusion of this report in the class 1 circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with paragraph 10.4.1(6) of the Listing Rules of the Irish Stock Exchange and paragraph 13.4.1R(6) of the Listing Rules of the UK Listing Authority, consenting to its inclusion in the class 1 circular.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom and Ireland. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the directors of Greencore Group plc.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of Greencore Group plc.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

•	the Pro Forma Financial Information has been properly compiled on the basis stated; and

•	such basis is consistent with the accounting policies of Greencore Group plc.

Yours faithfully

KPMG LLP

PART VIII

ADDITIONAL INFORMATION

1.	Responsibility statement

The Directors, whose names appear on page 4 of this document in the section entitled “Directors, Company Secretary, Registered Office and Advisers”, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Greencore

Greencore was incorporated and registered in Ireland as a public limited company under the Companies Acts 1963 to 1990 on 14 February 1991, with registered number 170116. The legal and commercial name of Greencore is Greencore Group plc, to be renamed Essenta Foods plc on completion of the Merger.

Greencore is domiciled in Ireland and its registered office and principal place of business is at No. 2 Northwood Avenue, Northwood Business Park, Santry, Dublin 9, Ireland. The telephone number of Greencore’s registered office is +353 1 605 1000.

Existing Greencore Shares are admitted to the Official Lists of the Irish Stock Exchange and the UK Listing Authority and to trading on the regulated market of the Irish Stock Exchange and the London Stock Exchange’s main market for listed securities. The ISIN of the Existing Greencore Shares is IE0003864109 and the SEDOL number is 0386410.

The principal legislation under which Greencore operates is the Companies Acts.

KPMG LLP, whose address is 1 Stokes Place, St. Stephen’s Green, Dublin 2, Ireland has been the auditor of Greencore and the Greencore Group since 18 August 2008. KPMG LLP is a member of the Institute of Chartered Accountants in Ireland and has no material interest in Greencore.

3.	The Directors

3.1	Greencore Directors

The Directors and their principal functions, together with a brief description of their business experience and principal business activities outside the Greencore Group, are set out below. The business address of each of the Directors (in such capacity) is No. 2 Northwood Avenue, Northwood Business Park, Santry, Dublin 9, Ireland.

Ned Sullivan (B Comm, MBS), Chairman (62)

Ned joined the Board in March 2002 and became Chairman in February 2003. He was previously Group Managing Director of Glanbia plc and, prior to that, held a number of senior positions with Grand Metropolitan plc in London and Dublin. He is Chairman of McInerney Holdings plc and eircom Limited and was the first Chairman of An Bord Bia (The Irish Food Board).

Patrick Coveney (B Comm, M Phil, DPhil), Chief Executive Officer (40)

Patrick was appointed Chief Executive with effect from March 2008. He joined the Board in September 2005 and has previously held the title of Chief Financial Officer for the Greencore Group. Prior to joining Greencore, he was a partner with McKinsey and Company, serving as managing partner of McKinsey, Ireland. He was elected as a member of the Council of the Dublin Chamber of Commerce where he now serves as Deputy Vice-President.

Geoff Doherty (B Comm, ACA), Chief Financial Officer (39)

Geoff was appointed Chief Financial Officer and Chief Executive of the Greencore Group’s property and agribusiness activities with effect from February 2008. He joined the Board in July 2005 and previously held the positions of Group Development Director and Group Financial Controller. Prior to joining Greencore, he was Group Financial Controller of IWP International plc and previously worked with PricewaterhouseCoopers and BDO Simpson Xavier. On 29 July 2010

Greencore announced Geoff’s intention to resign to become Chief Financial Officer of Kingspan plc. He will step down from the Board and leave Greencore on 31 December 2010.

Diane Walker (BSc (Hons)), Chief Executive, Convenience Foods UK (38)

Diane was appointed Chief Executive, Convenience Foods UK and joined the Board in April 2009. She joined Greencore in June 2004 as Managing Director of Greencore Chilled Sauces & Soups category and in October 2006 was appointed Managing Director for Food to Go, the largest convenience food category within the Greencore Group. Prior to joining Greencore she held a number of senior positions within the chilled foods industry and was Divisional Managing Director of Hibernia Foods plc and convenience food sales and Marketing Director of Hazlewood Foods plc prior to it being acquired by Greencore.

John Herlihy, non-executive Director (43)

John joined the Board in March 2009. He is Vice President of Global Ad Operations at Google and head of Google Ireland. Previously, he held senior management positions at global technology companies including First Data (US and EMEA), Epiphany (US and Asia-Pacific) and Oracle Corporation (US and EMEA).

Gary Kennedy (BA, FCA), non-executive Director (52)

Gary joined the Board in November 2008. He is a Director of Elan plc as well as being Chairman of its Audit Committee, and during the year was appointed as a Director of Anglo Irish Bank and is also Chairman of its Audit Committee. In addition, he is a director of Friends First Holdings Ltd. He is also Chairman of a number of private companies. Previously he was Group Director of Finance and Enterprise Technology at Allied Irish Banks plc and a member of its main board together with subsidiary boards in the USA and Poland. Prior to that, he was Group Vice-President of Nortel Networks Europe, having started his management career at Deloitte and Touche. He served on the Board of the Industrial Development Authority of Ireland for 10 years until he retired in December 2005.

Patrick McCann, non-executive Director (59)

Patrick joined the Board in November 2003. He is chief executive of Maldron Hotels and was formerly Chief Executive of Jurys Doyle Hotel Group plc, a position he held from 2000 until 2006. He is also a Non-Executive Director of EBS Building Society and the Irish Heart Foundation.

Eric Nicoli (CBE), non-executive Director (60)

Eric was appointed to the Board in May 2010. He is chairman of Vue Entertainment Limited and a senior partner of Sunningdale Capital LLP. Previously he was Chief Executive of United Biscuits (Holdings) plc from 1991 until 1999, and Chairman and Chief Executive of EMI Group plc until 2007.

David Simons (BSc Econ, FCMA, CBE), non-executive Director (63)

David was appointed to the Board in July 2004. Previously, he was chairman of Littlewoods Shop Direct Group Limited for five years and chief executive of Somerfield plc for seven years. He has held many senior executive and non-executive positions in major UK and International and retail companies.

David Sugden (BSc, FCA), non-executive Director (59)

David joined the Board in April 2002. He is a Chairman of Findel plc and a non-executive director of Mouchel plc. He is a former Chairman of BPP Holdings plc and MSB International plc. Prior to that, he was Group Chief Executive of Geest plc, and Group Finance Director of Spear & Jackson International plc.

3.2	Proposed composition of the Board of Essenta Foods

The Board of Essenta Foods will be drawn equally from the Boards of Greencore and Northern Foods. The proposed composition of the Essenta Foods Board is set out below. The business address of each of the directors of Essenta Foods (in such capacity) will be No. 2 Northwood Avenue, Northwood Business Park, Santry, Dublin 9, Ireland.

Anthony Hobson*	Chairman
Ned Sullivan+	Deputy Chairman
Patrick Coveney+	Chief Executive Officer
Simon Herrick*	Chief Financial Officer
Tony Illsley*	Non-executive Director
Gary Kennedy+	Non-executive Director
Patrick McCann+	Non-executive Director and Senior Independent Director
David Nish*	Non-executive Director
David Simons+	Non-executive Director
Sandra Turner*	Non-executive Director

*	denotes Proposed Directors (each of whom are currently Northern Foods Directors)

+	denotes current Directors

Diane Walker, John Herlihy, Eric Nicoli, and David Sugden will retire from the Board with effect from completion of the Merger. Geoff Doherty is stepping down from the Board. His resignation will become effective on 31 December 2010.

3.3	Business profiles of the Proposed Directors

A brief description of the principal functions, business experience and principal business activities outside the Northern Foods Group of each of the Proposed Directors is set out below.

Anthony Hobson, Northern Foods Chairman

Anthony joined the Northern Foods Board in 2002 as a non-executive director and became Chairman of Northern Foods in 2005. He is also Chairman of The Sage Group plc; a non-executive director of Glas Cymru (Welsh Water) and Esure; and Chairman of Changing Faces, the leading disfigurement charity. Anthony is a Chartered Accountant and was previously the Group Finance Director of Legal & General Group plc for 14 years, retiring in 2001. Anthony chairs the nomination committee of Northern Foods.

Simon Herrick, Northern Foods Group Finance Director

Simon joined the Northern Foods Board in 2010. He was formerly Group Finance Director of Kesa Electricals plc, a position he held from 2005. Simon trained as an accountant with PricewaterhouseCoopers and has held senior finance roles with PA Consulting Group, Hays plc and Regus plc. He is a member of the Institute of Chartered Accountants of England and Wales, holds a masters degree in business administration and an honours degree in microbiology.

Tony Illsley, non-executive Northern Foods Director

Tony joined the Northern Foods Board in 2006 as a non-executive director. He was Chief Executive of Telewest plc until 2000, and has held roles with PepsiCo and Colgate Palmolive. Tony is Chairman of Plastic Logic Limited and DataLase Limited and holds a non-executive position with Sepura plc, and KCOM Group plc, and is a trustee of the charity Whizz-Kidz.

David Nish, non-executive Northern Foods Director

David joined the Northern Foods Board in 2005 as a non-executive director. He is Chief Executive of Standard Life plc having previously held the role of Group Finance Director. Formerly David held the positions of Executive Director, Infrastructure, and Group Finance Director of Scottish Power plc, prior to which he was a partner with PricewaterhouseCoopers. David chairs the audit committee of Northern Foods.

Sandra Turner, non-executive Northern Foods Director

Sandra joined the Board in May 2010 as a non-executive director. She has held senior management positions within Tesco for the past two decades and from 2003 to 2009 was Commercial Director of Tesco Ireland, the number one grocery retailer in Ireland. Sandra is a non-executive director of Carpetright plc.

4.	Interests of the Directors and Proposed Directors

As at 20 December 2010 (being the latest practicable date prior to publication of this document), the interests, all of which are legal and beneficial interests unless stated otherwise, of the Directors, Proposed Directors and their related parties who have interests in the share capital of Greencore, together with such interests as are expected to subsist immediately following completion of the Merger, are set out below:

4.1	Directors’ and Proposed Directors’ holdings

	Interests as at 20 December 2010		Interests immediately following completion of the Merger(1)

	Number of Greencore Shares	Percentage of issued share capital of Greencore	Number of shares in Essenta Foods	Percentage of issued share capital of Essenta Foods

Director
Ned Sullivan	22,365	0.011	22,365	0.005
Patrick Coveney	513,842	0.247	513,842	0.123
Geoff Doherty	37,000	0.018	37,000	0.009
Diane Walker	57,682	0.028	57,682	0.013
John Herlihy	—	—	—	—
Gary Kennedy	17,701	0.009	17,701	0.004
Patrick McCann	42,000	0.020	42,000	0.010
David Simons	50,000	0.024	50,000	0.012
David Sugden(2)	17,500	0.008	17,500	0.004
Proposed Director
Anthony Hobson	—	—	13,437	0.003
Simon Herrick	—	—	—	—
Tony Illsley	—	—	—	—
David Nish	—	—	4,479	0.001
Sandra Turner	—	—	—	—

(1)

Based on the issued ordinary share capital of Greencore and Northern Foods as at 20 December 2010 and the interests of the Directors and the Proposed Directors as at 20 December 2010. No account has been taken in these calculations of the impact of vesting of awards or exercise of options over Northern Foods Shares pursuant to the Merger as stated in paragraph 4.4 below, Simon Herrick has awards over 1,166,158 Northern Foods Shares and options over 21,777 Northern Foods Shares.

	(2)	The registered holder of these shares is Sippdeal Nominees Limited, which holds the shares for the benefit of David Sugden’s Barclays Stockbrokers Self-Invested Personal Pension.

Taken together, the combined percentage interest of the Directors in the issued ordinary share capital of Greencore as at 20 December 2010 (being the latest practicable date prior to the publication of this document) was approximately 0.36 per cent. Based on the calculations set out above, the combined percentage interests of the non-retiring Directors and the Proposed Directors expected to subsist in the issued ordinary share capital of Essenta Foods immediately following completion of the Merger is approximately 0.16 per cent.

4.2	Deferred Bonus Plan

	Initial Allocation of Greencore Shares	Market price on date of award	Holding period

Director
Patrick Coveney	382,096	€0.92	3 December 08 – 3 December 11
	491,522	€1.38	1 December 09 – 1 December 12
	687,988	€1.30	1 December 10 – 1 December 13
Geoff Doherty	315,978	€1.38	1 December 09 – 1 December 12
Diane Walker	125,257	€0.85	9 December 08 – 9 December 11
	170,525	€1.38	1 December 09 – 1 December 12
	273,661	€1.30	1 December 10 – 1 December 13

4.3	Share Option Schemes

	Scheme	Number of Greencore Shares under option	Exercise price per Greencore Share	Exercise period

Director
Patrick Coveney	Basic	320,000	€3.35	1 December 08 – 1 December 15
	Basic	100,000	€3.60	22 June 09 – 22 June 16
	Sharesave	20,880	€0.88	1 September 12 – 28 February 13
Geoff Doherty	Basic	50,000	€2.87	12 December 04 – 12 December 11
	Basic	50,000	€2.58	6 December 05 – 6 December 12
	Basic	200,000	€3.35	1 December 08 – 1 December 15
	Basic	50,000	€3.60	22 June 09 – 22 June 16
	Sharesave	20,880	€0.88	1 September 12 – 28 February 13
Diane Walker	Basic	150,000	£4.89	2 August 10 – 2 August 17
	Sharesave	10,431	£0.87	1 September 12 – 28 February 13

4.4	Proposed Director’s options and awards

Simon Herrick was granted an award under one of the Northern Foods Share Schemes (the Northern Foods Performance Share Plan 2007 (“PSP”)) on 9 July 2010 over 1,166,158 Northern Foods shares, and an option linked to that PSP award over 21,777 Northern Foods shares with an exercise price of 45.92p granted under a separate Northern Foods Share Scheme (the Northern Foods Share Option Plan 2004 (“CSOP”) on the same date.

On the date of approval of the Merger by the Irish High Court, the PSP award may vest subject to time pro-rating and performance conditions. Time pro-rating will result in a maximum of 1/3rd of the Simon Herrick’s award vesting, subject to performance conditions being met. Simon Herrick’s CSOP option will become exercisable at the same time and to the same extent as the PSP award; however, in accordance with the normal terms of the CSOP, the extent to which the PSP award vests will be reduced to the extent of any gain realised on an exercise of the CSOP option.

Alternatively, if Simon Herrick were to accept the offer of a replacement award over Greencore Shares, Simon Herrick’s PSP award would not vest as described above, but would be replaced by a new award over 522,322 Greencore Shares on the same terms as the existing PSP award (including as to vesting), save that the replacement award will be subject to revised performance conditions based on the performance of Essenta Foods (such revised performance conditions to be determined by the Options and Remuneration Committee following completion of the Merger so as not to be materially less difficult to satisfy than existing performance conditions). If Simon Herrick were to accept the offer of a replacement award, his CSOP option would lapse on the date of approval of the Merger by the Irish High Court.

Save as set out in paragraphs 4.1, 4.2, 4.3 and 4.4 above, no Director or Proposed Director (nor any of their spouses or minor children) has, nor following completion of the Merger will have, any interest, whether beneficial or non-beneficial, in the issued ordinary share capital of Greencore (or, following completion of the Merger, in the issued share capital of Essenta Foods) or any of its subsidiaries.

5.	Directors’ service contracts and letters of appointment

5.1	Service contracts of executive Directors

Each of the executive Directors has a service contract for the provision of services to the Greencore Group. The terms of these contracts are set out below.

General terms

Each of the executive Directors is awarded a remuneration package comprising a basic salary element, performance-related bonus element, benefits package (including health insurance, benefits in kind and car allowances), and pension entitlements. In addition, all the executive Directors are entitled to be reimbursed by Greencore for travel, hotel and other expenses incurred by them in the course of their duties to the Greencore Group in accordance with Greencore’s policy from time to time, and are entitled to 25 days of holiday per annum.

The basic salary of each of the executive Directors is reviewed annually by Greencore’s Options and Remuneration Committee having regard to the job size, responsibility levels, personal and Greencore Group performance, and competitive market practice.

The performance-related annual bonus and deferred bonus plans are designed to support the business strategy, align the financial interests of the executives with shareholders and provide market competitive reward opportunities to attract and retain managers of the highest calibre. 75 per cent. of performance targets are financial and 25 per cent. are personal and strategic goals. Currently, a portion of the annual bonus earned by each executive Director is deferred, at market value, into Greencore Shares to be held by a trustee for the benefit of each executive Director for three years without any additional performance requirements or matching. The shares vest after three years but will be forfeited should an executive Director voluntarily leave the Greencore Group within the three-year period, subject to normal “good leaver” provisions. Not all executive Directors will necessarily receive an award in any single year and no executive Director will receive awards from the option plan in the same year as they receive the benefit of a deferred bonus.

As of 31 December 2009, the pension schemes of the Greencore Group in which Patrick Coveney, Geoff Doherty and Diane Walker participated were closed to future accruals. Each executive Director has an independent trust into which Greencore makes defined contributions.

Each of the Directors has the benefit of indemnity insurance maintained by Greencore on their behalf indemnifying the Director against liabilities they may potentially incur to third parties as a result of their office as director.

The total remuneration paid by the Greencore Group to each of the executive Directors for services in all capacities for the financial year ended 24 September 2010 is set out in paragraph 6.1 below.

Termination provisions

Each of the executive Directors’ service contracts is for a rolling term of eleven months, and may be terminated by Greencore giving 11 months’ notice or the executive Director giving not less than three months’ notice.

Each executive Director is entitled to terminate his/her employment with 30 days’ prior notice at any time within six months after a change of control of Greencore if the executive Director has reasonable grounds to contend that such change of control has resulted or will result in the diminution of his/her powers, duties or functions in relation to the Greencore Group.

If the executive Director’s service contract is terminated in those circumstances, the executive Director can seek a payment from Greencore in settlement of all and any claims arising in those circumstances. The amount of the payment (subject to the deduction of income tax) will be equal to the sum total of the basic salary and the bonus paid to him/her in the year immediately preceding such termination.

Save for the above provision on termination payment in a change of control situation, the service contracts do not contain any provision on termination payments.

5.2	Letters of Appointment of non-executive Directors

The non-executive Directors of Greencore (including the Chairman) do not have service contracts, but are appointed by letters of appointment. The key terms of these letters of appointment are set out below.

General terms

Each of the non-executive Directors is entitled to receive a fee from Greencore at a rate that is determined by the Board. The level of fees for each of the non-executive Directors is €52,800 per annum, save that Ned Sullivan currently receives a fee of €221,000 per annum which includes fees for acting as Chairman of the Board. Fees are also payable for membership of the Audit Committee, Nomination Committee and Options and Remuneration Committee. The total fees paid by Greencore to each of the non-executive Directors for the financial year ended 24 September 2010 is set out in paragraph 6.1 below. In addition, each non-executive Director is entitled to be reimbursed for expenses in accordance with Greencore’s policy from time to time.

The non-executive Directors do not participate in any of Greencore’s share or bonus schemes and have no pension entitlements.

Each of the non-executive Directors has the benefit of indemnity insurance maintained by Greencore on their behalf indemnifying them against liabilities they may potentially incur to third parties as a result of their office as director.

Termination of office

Each non-executive Director’s term of office runs until the next annual general meeting after appointment and, subject to shareholder approval, thereafter for a term of three years. The non-executive Director may then request that they be put forward for re-election for another term of three years. They must then resign unless unanimously requested to seek election for a third term by the Board.

The date of expiry of each non-executive Directors’ current three year appointment, together with details of the term they are currently serving are set out below.

Name of Director	Date of Appointment	Date of expiry of current term	Term

Ned Sullivan	11 March 2002	2012 annual general meeting	3rd
John Herlihy*	13 March 2009	2013 annual general meeting	1st
Gary Kennedy	20 November 2008	2011 annual general meeting	1st
Patrick McCann	24 November 2003	2013 annual general meeting	3rd
David Sugden*	22 April 2002	2012 annual general meeting	3rd
David Simons	1 July 2004	2012 annual general meeting	2nd
Eric Nicoli*	14 May 2010	2011 annual general meeting	1st

*	due to retire on completion of the Merger

5.3	Service Contract of Simon Herrick

If the Merger proceeds, the service contract of Simon Herrick will be automatically transferred from Northern Foods to Essenta Foods, which will assume the obligations set out therein. Details of this service contract are set out below.

General Terms

Simon Herrick’s base salary is currently £357,000 (subject to review annually), and he currently receives a non-pensionable annual salary supplement of £43,000 as a result of his appointment to the role of Acting Chief Executive. Simon Herrick is also eligible to be granted awards/options in connection with Northern Foods’ annual short-term performance related incentive scheme. He is entitled to be reimbursed for all expenses reasonably incurred in the performance of his duty, and to a car allowance of £14,400 per annum, private medical expenses insurance (for himself, his spouse/partner and children up to the age of 21), permanent health insurance, and 25 days of holiday per annum. He receives a death in service benefit of six times his annual salary under the Northern Foods Life Assurance Scheme.

Simon Herrick participates in the Northern Foods Employees’ Self Invested Personal Pension scheme, into which Northern Foods makes defined contributions of 10 per cent. of his pensionable earnings (or 15 per cent. by salary sacrifice) per annum. He also has the benefit of an indemnity from Northern Foods against certain liabilities incurred in certain circumstances in connection with the execution of his duties, and under which Northern Foods will provide funds to meet certain expenditure in connection with litigation.

The total remuneration paid by the Northern Foods Group to Simon Herrick for services in all capacities for the 53 week period ended 3 April 2010 is set out in paragraph 6.2 below.

Termination provisions

Simon Herrick’s service contract is indefinite, but may be terminated by Northern Foods giving 12 months’ notice and by Simon Herrick giving not less than six months’ notice.

On termination of Simon Herrick’s employment, he may be paid in lieu of notice. Such payment should equal his salary and the value of his car allowance, private medical expenses and permanent health insurance benefits for the remainder of the notice period. Simon Herrick may instead opt to continue to receive these benefits for the remainder of the notice period. Where notice is served by Northern Foods, the amount is paid in four equal instalments in arrears until the earlier of it being paid in full or Simon Herrick taking up a remunerated position with another company, save that if he receives less remuneration under the new position compared to the payment in lieu of notice, Northern Foods shall pay the difference.

Simon Herrick is subject to post-termination obligations for a period of nine months from the date of termination of employment. The obligations relate to non-competition, non-soliciting of clients and certain employees, non-dealing with clients and not employing certain employees. In addition Simon Herrick has an obligation which relates to non-interference with certain suppliers.

5.4	Letters of Appointment of the non-executive Proposed Directors

If the Merger proceeds, the obligations set out in the letters of appointment of the non-executive Proposed Directors will be automatically transferred to Essenta Foods. Details of these letters of appointment are set out below.

General Terms

The level of fees for each of the non-executive Proposed Directors is currently £39,500 per annum, save that Anthony Hobson currently receives a fee of £160,000 per annum. Fees are also payable for membership of committees and for fulfilling the role of Senior Independent Director. The total fees paid by Northern Foods to each of the non-executive Proposed Directors for the 53 weeks ended 3 April 2010 is set out in paragraph 6.2 below. The expenses provisions for Anthony Hobson, David Nish and Anthony Illsley cover all reasonable incidental expenses incurred in attending board meetings or other functions arranged by or otherwise in connection with their roles as directors of Northern Foods. The expenses provisions for Sandra Turner cover all reasonable and properly documented expenses incurred in performing the duties of her office. The non-executive Proposed Directors do not participate in any of Northern Foods’ share or bonus schemes and have no pension entitlements.

Each of the non-executive Proposed Directors has the benefit of an indemnity from Northern Foods against certain liabilities incurred in certain circumstances in connection with the execution of their duties, and under which Northern Foods will provide funds to them to meet certain expenditure in connection with litigation.

Termination of office

Each of the non-executive Proposed Director’s term of office runs for a term of three years. Subject to re-election at the relevant annual general meeting of Northern Foods, each Proposed Director may be re-appointed for a term of a further three years and (subject also to invitation by the Board of Northern Foods and re-election at the relevant general meeting) a final third term. The Proposed Directors’ term of office may otherwise be terminated by Northern Foods giving six months’ notice and by the Proposed Directors giving three months’ notice, save that a shorter period may apply by mutual consent.

In respect of each of the non-executive Proposed Directors, their appointments will also terminate on: (i) vacation of office in accordance with Northern Foods’ articles of association; (ii) being removed from office as a director in accordance with Northern Foods’ articles of association; or (iii) with the exception of Sandra Turner, being restricted, in the reasonable opinion of Northern Foods, from discharging his/her appointment by reason of a serious conflict of interest arising.

The date of expiry of each non-executive Proposed Directors’ current three year appointment, together with details of the term they are currently serving are set out below.

Name of Proposed Director	Date of Letter of Appointment	Date of expiry of current term	Term

Anthony Hobson	2 May 2008	27 May 2011	1st
David Nish	16 June 2008	30 June 2011	1st
Anthony Illsley	9 September 2009	1 October 2012	1st
Sandra Turner	1 April 2010	30 April 2013	1st

6.	Remuneration and Benefits

6.1	Greencore Directors

In the financial year ended 24 September 2010, the amounts of remuneration paid (including salary and other emoluments) and benefits in kind granted to each of the Directors by the Greencore Group for services in all capacities to the Greencore Group were:

	Basic salary and fees (€)		Bonus (€)	Taxable benefits (€)	Pensions Contributions (€)	Total (€)

Ned Sullivan	201,000	(1)	—	—	—	201,000
Patrick Coveney	678,000		644,000	48,000	209,000	1,579,000
Geoff Doherty	436,000		414,000	41,000	148,000	1,039,000
Diane Walker	345,000		667,000	40,000	71,000	1,123,000
John Herlihy	54,000	(2)	—	—	—	54,000
Gary Kennedy	54,000	(3)	—	—	—	54,000
Patrick McCann	60,000	(4)	—	—	—	60,000
Eric Nicoli(5)	22,000	(5)	—	—	—	22,000
David Simons	60,000	(6)	—	—	—	60,000
David Sugden	53,000	(7)	—	—	—	53,000

(1)	includes €151,000 in recognition of his role as Chairman of Greencore

(2)	includes €6,000 in recognition of service on Board committees

(3)	includes €6,000 in recognition of service on Board committees

(4)	includes €12,000 in recognition of service on Board committees

(5)	Eric Nicoli joined the Board on 11 February 2010. The figure includes €4,000 in recognition of service on Board committees

(6)	includes €12,000 in recognition of service on Board committees

(7)	includes €5,000 in recognition of service on Board committees

6.2	Proposed Directors

In the financial year ended 3 April 2010, the amounts of remuneration paid (including salary and other emoluments) and benefits in kind granted to each of the Proposed Directors by the Northern Foods Group for services in all capacities to the Northern Foods Group were:

	Basic salary and fees (£)	Bonus (£)	Taxable benefits (£)	Pensions Contributions (£)	Total (£)

Anthony Hobson	150,000	—	—	—	150,000
Simon Herrick(1)	87,500	59,118	71	12,788	159,477
Tony Illsley	38,500	—	—	—	38,500
David Nish	45,500	—	—	—	45,500
Sandra Turner(2)	—	—	—	—	—

(1)	Simon Herrick joined the Board of Northern Foods on 4 January 2010.

(2)	Sandra Turner joined the Board of Northern Foods on 1 May 2010.

7.	Holdings and Dealings in Greencore Shares and Northern Foods Shares

7.1	Major interests in Greencore

Insofar as is known to Greencore by reference to relevant notifications made pursuant to Part IV of the Companies Act 1990, the Transparency Regulations, Chapter 5 of the Disclosure and Transparency Rules and/or pursuant to Rule 8 of the UK Code, as at 20 December 2010 (being the latest practicable date prior to the publication of this document), the following persons were interested, directly or indirectly, in 3 per cent. or more of the issued share capital of Greencore:

Shareholder	Number of Greencore Shares	Percentage of issued ordinary share capital of Greencore

Artemis Investment Management LLP	12,645,289	6.09 per cent.
Gartmore Investment Management Ltd	6,905,045	3.32 per cent.
Letko Brosseau & Associates Inc	23,388,508	11.26 per cent.
Polaris Capital Management, LLC	30,433,185	14.65 per cent.

7.2	Major interests in Northern Foods

Insofar as is known to Greencore based on the relevant notifications made to Northern Foods pursuant to Chapter 5 of the Disclosure and Transparency Rules and/or pursuant to Rule 8 of the UK Code, as at 20 December 2010 (being the latest practicable date prior to publication of this document), the following persons are interested, directly or indirectly, in three per cent. or more of the issued ordinary share capital of Northern Foods:

Shareholder	Number of Northern Food Shares	Percentage of issued ordinary share capital of Northern Foods

GAM (UK) Limited	37,025,899	7.90 per cent.
Lloyds Banking Group plc	38,554,340	8.23 per cent.
LSV Asset Management	24,350,878	5.20 per cent.
Odey Asset Management LLP	46,590,885	9.94 per cent.
Saerimner Limited	30,924,465	6.60 per cent.

7.3	Major interests in Essenta Foods

Assuming the Merger completes, and based on the relevant notifications made to Northern Foods and to Greencore and/or pursuant to Rule 8 of the UK Code, as at 20 December 2010 (being the latest practicable date prior to the publication of this document), it is expected that the following persons will be interested, directly or indirectly, in three per cent. or more of the issued ordinary share capital of the Combined Group immediately following the Effective Date:

Shareholder	Number of Essenta Food Shares	Percentage of Enlarged Share Capital(1)

Artemis Investment Management LLP	12,645,289	3.03 per cent.
GAM (UK) Limited	16,583,900	3.97 per cent.
Letko Brosseau & Associates Inc.	23,388,508	5.60 per cent.
Lloyds Banking Group plc	17,268,489	4.13 per cent.
LSV Asset Management	16,651,397	3.99 per cent.
Odey Asset Management Ltd	20,868,057	5.00 per cent.
Polaris Capital Management, LLC	30,433,185	7.29 per cent.
Saerimner Limited	13,851,068	3.32 per cent.

(1)

Based on the issued ordinary share capital of Greencore and Northern Foods as at 20 December 2010. No account has been taken in these calculations of the impact of vesting of awards or exercise of options over Northern Foods Shares pursuant to the Merger.

Greencore is not aware of any person who exercises, or could exercise, directly or indirectly jointly or severally, control over Greencore or, following completion of the Merger, over Essenta Foods.

7.4	Dealings in shares

For the purposes of this paragraph 7.4:

“advisers” means Arthur Cox, Barclays Capital, Deloitte LLP, IBI Corporate Finance, KPMG LLP, and Slaughter and May;

“relevant securities of Northern Foods” means:

(a) Northern Foods Shares which are the subject of the Merger and any other securities of Northern Foods which confer voting rights;

(b) equity share capital of Northern Foods; and

(c) any securities or any other instruments of Northern Foods conferring on their holders rights to convert into or to subscribe for new securities of any of the forgoing categories of security;

“relevant securities of Greencore” means:

(a) equity share capital of Greencore;

(b) any securities in Greencore which confer on their holders substantially the same rights as are conferred by any securities to be issued by Greencore as consideration under the Merger; and

(c) any securities or any other instruments in Greencore conferring on their holders rights to convert into or subscribe for new securities of any of the forgoing categories of security;

“relevant securities” means relevant securities of Greencore or relevant securities of Northern Foods, as appropriate.

Since 17 November 2009, the following dealings for value in Greencore Shares have been made by individuals who are (or who at any point during the offer period were) directors of Greencore:

Name	Transaction Type	Date	Price	Number

Geoff Doherty	Sale	14/12/10	€1.33	345,972
Gary Kennedy	Purchase	09/12/09	€1.35	7,701
Diane Walker	Scrip dividend scheme	29/09/10	€1.27	1,059
Anthony Hynes(1)	Scrip dividend scheme	29/09/10	€1.27	730

(1)	Anthony Hynes stepped down from the Board on 3 December 2010.

Since 17 November 2010, the following dealings for value in Greencore Shares have been made by persons who have provided Greencore with letters of intent relating to the Merger:

Name	Transaction Type	Date	Price	Number

Artemis Investment Management LLP	Sale	14/12/10	€1.3512	22,733
	Sale	14/12/10	€1.3445	378,799
	Sale	13/12/2010	€1.3590	60,402
	Sale	10/12/10	€1.3739	273,500
	Sale	09/12/10	€1.3673	750,000
	Sale	03/12/10	€1.4550	671,963
	Purchase	19/11/10	€1.3	450,000
	Purchase	18/11/10	€1.3	1,000,000
	Purchase	17/11/10	€1.246	1,690,000
Polaris Capital Management, LLC	Sale	15/12/10	€1.3342	38,170
	Sale	14/12/10	€1.32	12,000
	Purchase	06/12/10	€1.44	182,900
	Purchase	03/12/10	€1.4539	171,000
	Purchase	02/12/10	€1.4454	170,000
	Purchase	24/11/10	€1.2847	1,261,500

Save as disclosed in paragraphs 4, 6, and 7 of this Part VIII, as at 20 December 2010, being the latest practicable date prior to the publication of this document:

(A)

no member of the Greencore Group nor any associated company of any member of the Greencore Group had any interest in, right to subscribe in respect of, or any short position in relation to relevant securities, nor has any member of the Greencore Group dealt for value in any relevant securities, since 17 November 2009. An associated company of any member of the Greencore Group is any company which is not a member of the Greencore Group: (a) at least 20 per cent. of the equity share capital of which is owned by the Greencore Group; or (b) which owns more than 20 per cent. of the equity share capital of any member of the Greencore Group. Greencore has not purchased or redeemed any relevant securities of Greencore since 17 November 2009;

(B)

none of the Greencore Directors had any interest in, right to subscribe in respect of, or any short position in relation to relevant securities, nor has any such person dealt for value in any relevant securities since 17 November 2009;

(C)

the Greencore Group pension schemes did not have any interest in, right to subscribe in respect of, or any short position in relation to relevant securities, nor have the Greencore Group pension schemes dealt for value in any relevant securities since the date of the Announcement;

(D)

none of the advisers had any interest in, right to subscribe in respect of, or any short position in relation to relevant securities, nor has any such person dealt for value in any relevant securities since the date of the Announcement;

(E)

other than Anthony Hynes, who (in addition to the interests in relevant securities disclosed in paragraph 8.3 of Part I) holds 2,730 Northern Foods Shares, none of the persons who provided irrevocable undertakings or letters of intent to Greencore, as listed at paragraphs 8.3 of Part I and 8.1 below respectively, had any interest in, right to subscribe in respect of, or any short position in relation to relevant securities, nor has any such person dealt for value in any relevant securities since the date of the Announcement; and

(F)

no fund manager connected with Greencore had any interest in, right to subscribe in respect of, or any short position in relation to relevant securities, nor has any such person dealt for value in any relevant securities since the date of the Announcement.

7.5	Arrangements in relation to dealings

Neither Greencore nor any associate of Greencore has any arrangement (including any indemnity or option arrangements, or any agreement or understanding, formal or informal, of whatever nature between two or more persons relating to relevant securities, which is or may be an inducement to deal or refrain from dealing in such securities) with any person relating to relevant securities of Northern Foods or any relevant securities of Greencore. Associate in this context includes any member of the Greencore Group; any associated company of any member of the Greencore Group (as defined in paragraph 7.4(A) above); the trustees of any pension scheme (other than an industry wide scheme) in which the Greencore Group participates; any advisers (as defined in paragraph 7.4 above); any entities controlling, controlled by, or under the common control of any advisers; and any directors of any member of the Greencore Group; any spouse, parent, sibling or child of such director and any trusts of which such director or such family member are a beneficiary; and any companies controlled by such director or such family members.

8.	Letters of intent in support of the Merger

8.1	Greencore

In addition to the irrevocable undertakings from the Directors (and from Anthony Hynes, who was Chief Operating Officer at the date of Announcement) in respect of 931,465 Greencore Shares (representing approximately 0.45 per cent. of the issued ordinary share capital of Greencore) to vote in favour of the Merger at the Greencore Shareholder Meeting, Greencore has received non-binding letters of intent from the following Greencore Shareholders to vote or procure the vote in favour of the Merger:

Shareholder	Number of Greencore Shares	Percentage of issued share capital of Greencore

Polaris Capital Management LLC	28,697,955	13.81 per cent.
Letko Brosseau & Associates Inc	23,388,508	11.26 per cent.
Artemis Investment Management LLP	10,833,369	5.21 per cent.

8.2	Northern Foods

In addition to the irrevocable undertakings from the Directors (and Stefan Barden, who was the Chief Executive of Northern Foods at the date of Announcement) in respect of 2,500,686 Northern Foods Shares (representing approximately 0.53 per cent. of the issued ordinary share capital of Northern Foods) to vote in favour of the Merger at the Northern Foods Shareholder Meetings, Northern Foods has received non-binding letters of intent from the following Northern Foods Shareholders to vote or procure the vote in favour of the Merger:

Shareholder	Number of Northern Food Shares	Percentage of issued share capital of Northern Foods

Odey Asset Management LLP	22,965,284	4.90 per cent.
GAM International Management Limited	12,316,567	2.63 per cent.
GAM London Limited	20,046,417	4.28 per cent.

9.	Related party transactions

Save as disclosed in note 36 on page 106 of the Annual Report of Greencore for the financial year ended 24 September 2010, note 38 on page 108 of the Annual Report of Greencore for the financial year ended 25 September 2009, and in note 39 on page 115 of the Annual Report of Greencore for the financial year ended 26 September 2008 (which are incorporated by reference in this document as set out in Part VI), Greencore has not entered into any related party transactions during the period covered in the historical financial information incorporated by reference into this document up to the date of this document.

10.	Greencore material contracts

Save as disclosed below, there are no material contracts (not being contracts entered into in the ordinary course of business) to which Greencore or any member of the Greencore Group is a party which: (i) are or, or may be, material to the Greencore Group and which have been entered into since 17 November 2008; or (ii) contain obligations or entitlements which are, or may be, material to the Greencore Group as at the date of this document.

10.1	Implementation Agreement

Greencore entered into an Implementation Agreement with Northern Foods that provides, inter alia, for the implementation of the Merger and related matters in accordance with an agreed indicative timetable. It contains certain assurances and confirmations between the parties, including provisions to implement the Merger and to achieve satisfaction of the Conditions (which are set out in full in Schedule II to this document and summarised in paragraph 7 of Part I) on a timely basis and undertakings regarding the conduct of the Northern Foods Group and the Greencore Group prior to the completion of the Merger.

Northern Foods and Greencore have agreed that, following the approval of the Merger and certain matters relating to its implementation by Northern Foods Shareholders (at the Northern Foods Shareholder Meetings) and Greencore Shareholders (at the Greencore Shareholder Meeting), they will waive all Conditions then outstanding other than the Conditions set out in sub-paragraphs 1.1(d) to (f) inclusive and 1.2(a) to (e) inclusive of Schedule II to this document. However, neither Greencore nor Northern Foods shall be under any such obligation to the extent that the UK Panel has, prior to that time, consented to the invoking of a Condition so as to allow the withdrawal or lapse of the Merger.

The Implementation Agreement terminates in certain circumstances, including:

•

upon service of a written notice by Greencore on Northern Foods if the Northern Foods Directors do not recommend the Merger to the Northern Foods Shareholders in the document sent to Northern Foods Shareholders in connection with the Merger or if the Board of Northern Foods at any time withdraws, qualifies or adversely modifies its recommendation, without the prior consent of Greencore;

	•	upon service of a written notice by Northern Foods on Greencore if the Board at any time withdraws, qualifies or adversely modifies its recommendation, without the prior consent of Northern Foods;

	•	if an Alternative Transaction becomes or is declared wholly unconditional, becomes effective or is otherwise completed;

	•	if a Condition is invoked so as to cause the Merger not to proceed, to lapse or be withdrawn in accordance with Rule 13 of the UK Code; or

	•	if the Merger has not become effective by 30 September 2011.

The Implementation Agreement includes a mutual break fee of £1,834,600, which would be payable:

	•	by Greencore if:

–

(i) this document were not to contain the recommendation of the Merger by the Board; or (ii) the Board at any time withdraws, qualifies or adversely modifies its recommendation of the Merger, in each case without the prior consent of Northern Foods and the Merger fails to complete; or

–

an Alternative Transaction in relation to Greencore is announced prior to the termination of the Implementation Agreement and (at any time) becomes or is declared wholly unconditional, becomes effective or is otherwise completed;

•	by Northern Foods if:

–

(i) the document sent to Northern Foods Shareholders in connection with the Merger does not contain the recommendation of the Merger by the Board of Northern Foods; or (ii) the Board of Northern Foods at any time withdraws, qualifies or adversely modifies its recommendation of the Merger, in each case without the prior consent of Greencore and the Merger fails to complete; or

–

an Alternative Transaction in relation to Northern Foods is announced prior to the termination of the Implementation Agreement and (at any time) becomes or is declared wholly unconditional, becomes effective or is otherwise completed.

Both Northern Foods and Greencore have agreed that they will not (and will procure that certain other related persons will not) directly or indirectly:

•	solicit or initiate any enquiries, proposals or approaches from any person in respect of any Alternative Transaction; or

•

enter into or continue or participate in any communications, discussions, negotiations, correspondence or arrangement relating to any Alternative Transaction or which are reasonably likely to lead to an Alternative Transaction, save where necessary to ensure compliance with their directors’ fiduciary duties in response to an unsolicited approach relating to an Alternative Transaction; or

•

provide any information to any third party in connection with an Alternative Transaction that has not already been provided to the other party (unless the other party agrees otherwise) and if Northern Foods or Greencore receives a request for information in connection with any Alternative Transaction, they shall notify the other party, providing details of the information request. Each of Northern Foods and Greencore shall notify the other party if it receives any approach from a third party regarding any Alternative Transaction. It shall also inform the other party of the material terms of that approach (being the consideration, the form of the consideration, timetable, conditionality and the identity of the interested parties involved) and shall keep the other party informed as to the progress of that Alternative Transaction.

Greencore and Northern Foods intend that fees, costs and expenses incurred in relation to certain matters and advice obtained for the joint benefit of the companies in the context of the Merger will, subject to any appropriate consents, be shared between them equally.

10.2	Disposal of Malt Business

In February 2010, Greencore agreed to sell its malt businesses in the UK, Ireland and Belgium to Axéréal Union de Coopératives Agricoles. Under the terms of the sale, which was completed on 26 March 2010, Greencore will receive total consideration up to €116.25 million, of which €5.6 million was used to fund the pension deficit relating to active members of the UK pension scheme. Of the remaining consideration, €106.4 million was paid upon completion and €1.25 million is payable upon the first anniversary of completion. Payment of the remaining consideration of up to €3.0 million is contingent on the future performance of the malt businesses. The Merger will have no effect on this contract.

10.3	Disposal of Bottled Water Business

On 18 November 2009, Greencore agreed to sell its bottled water business (including the facilities in Campsie Springs, Scotland and Blaen Twyni, Wales) to Highland Spring Limited. Under the terms of the sale, which was completed on 26 March 2010, Greencore will receive up to £15.6 million in consideration, £12.6 million of which was paid upon completion and £3 million of which is payable upon the second anniversary of completion. The Merger will have no effect on this contract.

10.4	Disposal of continental European convenience foods business

In August 2010, Greencore completed the disposal of its Dutch-based convenience foods business to Convenience Foods Europe B.V., a subsidiary of Parcom Buy Out Fund IV B.V. Under the terms of the sale, Greencore will receive total consideration of up to €12.8 million, €9 million of which was paid upon completion and €3.8 million of which is payable upon the third anniversary of completion. The Merger will have no effect on this contract.

10.5	Financing arrangements entered into by Greencore

Greencore Credit Facility

A syndicate facility agreement dated 2 April 2009 was entered into between Greencore and certain of its subsidiaries as borrowers and/or guarantors (being Greencore Advances Limited, Greencore UK Holdings plc and Greencore Funding Limited, Breadwinner Foods Limited, Greencore Developments Limited, Greencore Holdings Limited, Greencore Holdings (Ireland) Limited, Hazlewood Convenience Food Group Limited, Hazlewood Convenience Group 1 Limited, Hazlewood Foods Limited, Hazlewood Grocery Limited, Hazlewood International Limited, Hazlewood Produce Limited, Irish Sugar Limited, Minch Malt Limited, Minch Sales Limited, Oldfields Limited, Pauls Malt Limited, R&B (Bristol) Limited, Robert’s Yorkshire Kitchens Limited, Sushi San Limited, Trilby Trading Limited, Greencore Finance Limited and Ministry of Cake Limited), The Governor and Company of the Bank of Ireland as agent and each of The Governor and Company of the Bank of Ireland, Barclays Bank Ireland PLC, HSBC Bank PLC, Dublin Branch, Rabobank Ireland PLC, Allied Irish Banks, p.l.c., WestLB AG, London Branch, Danske Bank A/S (t/a National Irish Bank) and Bank of Scotland (Ireland) Limited as lenders.

Under the Greencore Credit Facility, the lenders made available a revolving credit facility of £335 million to refinance existing indebtedness and to fund the general corporate purposes of the Greencore Group. In accordance with a letter from Greencore to The Governor and Company of the Bank of Ireland as agent, the facility was reduced to £285 million with effect from 2 July 2010. The final maturity date for the facility is 2 April 2012.

Interest is payable at a rate per annum equal to the aggregate of: (i) LIBOR or EURIBOR (as applicable); (ii) mandatory costs; and (iii) the variable margin (set initially at 2.65 per cent. with a maximum threshold of 3.05 per cent. and a minimum threshold of 2.30 per cent.). The variable margin is dependent upon the results of leverage ratio tests performed bi-annually. An arrangement fee and facility agency fee was paid in the amount agreed between the relevant parties. A commitment fee is payable at 50 per cent. of the applicable margin on the undrawn amount of the facility.

The Greencore Credit Facility contains representations, undertakings and events of default customary for facilities of this type.

The Greencore Credit Facility will be refinanced by the New Credit Facility upon completion of the Merger.

Greencore Note Purchase Agreement (“Greencore NPA”)

Pursuant to a note purchase agreement dated 28 October 2003 (as amended in 2006), Greencore Funding Limited as issuer and Greencore as parent guarantor entered into a US private placement with the parties listed thereunder for the issue and sale of: (i) US$100,000,000 4.98 per cent. Series A Guaranteed Senior Unsecured Notes due 28 October 2010; (ii) US$30,000,000 5.65 per cent. Series B Guaranteed Senior Unsecured Notes due 28 October 2013; (iii) US$100,000,000 5.90 per cent. Series C Guaranteed Senior Unsecured Notes due 28 October 2015; (iv) £18,000,000 Floating Rate Series D Guaranteed Senior Unsecured Notes due 28 October 2010; and (v) £25,000,000 6.19 per cent. Series E Guaranteed Senior Unsecured Notes due 28 October 2013 (together the “Greencore Notes”). Interest on the Greencore Notes is payable bi-annually in arrears on 28 October and 28 April.

Greencore Funding Limited may voluntarily prepay at par, upon written notice to the note holders, at any time, all or any part of the Greencore Notes (provided that any such prepayment in part is not less than five per cent. of the aggregate principal amount left outstanding). As well as paying accrued interest on the amount of the notes to be prepaid, Greencore Funding Limited must pay a make-whole amount upon any such voluntary prepayment, compensating a note holder for no longer having its investment in that part of the notes prepaid for the remaining life of the note.

Under the Greencore NPA, Greencore Funding Limited may purchase the outstanding notes pursuant to an offer made to holders of all notes on the same terms and conditions (except to the extent necessary to reflect the differences in interest rates and maturities of the notes of different series). The note holder may accept or reject such offer.

Under the Greencore NPA, the acquisition (whether by a single transaction or by a series of transactions) by any person or group of persons of beneficial ownership of 50 per cent. or more of the outstanding voting stock of Greencore constitutes a change of control. A change of control prepayment event shall have occurred, if within 120 days of a change of control, either at such time, (i) the notes or other specified financial indebtedness are rated (the “Rated Securities”) and their rating is downgraded in respect of the change of control or (ii) there are no Rated Securities and Greencore fails to obtain a rating for the Rated Securities from a rating agency of at least investment grade. Upon such a change of control prepayment event, Greencore Funding Limited must make an offer to each note holder to prepay all of the notes held by such holder (but without any make-whole, penalty or premium). A note holder may accept or reject such offer.

The Greencore NPA contemplates the possibility that Greencore may complete a merger, subject to certain conditions, and the Directors expect that the Greencore Notes will remain outstanding on completion of the Merger.

The Greencore NPA is guaranteed by certain subsidiaries of Greencore and Greencore may, at its discretion, add further subsidiaries as guarantors. Greencore is obliged to ensure that so long as any subsidiary is a borrower or guarantor under or with respect to the primary bank facility, such guarantor shall at all times be a guarantor under the Greencore NPA.

The Greencore NPA contains customary affirmative covenants, negative covenants, representations and events of default. The Greencore NPA is governed by the law of the State of New York.

New Credit Facility

In contemplation of the Merger, a £450,000,000 revolving credit facility agreement dated 17 November 2010 was entered into by: (i) Greencore as parent, original borrower and original guarantor; (ii) Barclays Capital, The Governor and Company of the Bank of Ireland, HSBC Bank PLC, Rabobank Ireland plc and The Royal Bank of Scotland plc as mandated lead arrangers; (iii) Barclays Bank PLC, The Governor and Company of the Bank of Ireland, HSBC Bank plc, Rabobank Ireland plc and The Royal Bank of Scotland plc as original banks; and (iv) The Governor and Company of the Bank of Ireland as agent. The New Credit Facility is to be used to refinance the Greencore Credit Facility and the Northern Foods Credit Facility on completion of the Merger and thereafter towards financing working capital and general corporate purposes (including, but not limited to, permitted acquisitions). The final maturity date for the facility is 17 November 2015.

Drawdown under the facility is conditional upon satisfaction of standard conditions usual in facility agreements of this nature and satisfaction of conditions in respect of the Merger.

Interest is payable at a rate per annum equal to the aggregate of: (i) LIBOR or EURIBOR (as applicable); (ii) mandatory costs; and (iii) the variable margin (set initially at 2.25 per cent. with a maximum threshold of 3.00 per cent. and a minimum threshold of 1.50 per cent.). A front-end fee and facility agent fee is payable in an amount agreed between the relevant parties. A commitment fee is payable from completion of the Merger at a rate of 40 per cent. of the applicable margin on the undrawn amounts of the facility. A ticking fee is payable: (i) from the date of the agreement until completion of the Merger at a rate of 40 per cent. of the applicable margin on the undrawn amounts of a bank’s excess commitments (being the amount of its undrawn commitments under the New Credit Facility in excess of its commitments under the Greencore Credit Facility and the Northern Foods Credit Facility); and (ii) from 10 January 2011 to completion of the Merger, at a rate of 25 per cent. of the applicable margin on the undrawn amounts of a bank’s commitments less its excess commitments.

Greencore is obliged to ensure that at all times from the date falling 60 days after completion of the Merger: (i) the gross assets of Greencore and the guarantors under the facility taken together constitute not less than 80 per cent. of the gross assets of the group; and (ii) the EBITDA of Greencore and the guarantors under the facility taken together constitute not less than 80 per cent. of consolidated EBITDA of the Combined Group. Such subsidiaries of Essenta Foods as are necessary to meet these thresholds will accede to the New Credit Facility as additional guarantors.

The New Credit Facility contains representations, undertakings and events of default customary for facilities of this type.

11.	Northern Foods material contracts

Save as disclosed below, there are no material contracts (not being contracts entered into in the ordinary course of business) to which Northern Foods or any member of the Northern Foods Group is a party which: (i) are, or may be, material to the Northern Foods Group and which have been entered into since 17 November 2008; or (ii) contain obligations or entitlements which are, or may be, material to the Northern Foods Group as at the date of this document.

11.1	Implementation Agreement

Details of the Implementation Agreement relating to the Merger are set out in 10.1 above.

11.2	SAP software licence and maintenance agreement

On 25 June 2004, Northern Foods entered into a contract with SAP (UK) Limited (“SAP”) pursuant to which SAP granted Northern Foods a non-exclusive and perpetual licence to use certain software and documentation and SAP agreed to provide a maintenance service in respect of such software licences (the “SAP Agreement”).

Northern Foods is not permitted to assign or transfer its rights under the SAP Agreement in whole or in part without consent from SAP. Northern Foods is only permitted to sub-license its rights and obligations to: (i) a group company (being a company in which Northern Foods owns or controls a majority of the voting rights at that company’s general meetings); (ii) outsource providers (being any third party approved with the prior consent of SAP in accordance with the SAP Agreement); and (iii) supply chain third parties (being a third party that requires access to the software in connection with the operation of Northern Foods and/or its group companies). Northern Foods may immediately terminate the SAP Agreement by giving notice to SAP. Either party may terminate the SAP Agreement upon the other party being wound up or ceasing or threatening to carry on business. On completion of the Merger, Greencore will replace Northern Foods as a party to this contract on the same terms as if Northern Foods had remained a party to the contract.

11.3	Financing arrangements entered into by Northern Foods

£250,000,000 Credit Facility

A £250,000,000 credit facility was entered into between: (i) Northern Foods and certain of its subsidiaries as original borrowers; (ii) Northern Foods and certain of its subsidiaries as guarantors; (iii) Barclays Capital, Coöperatieve Centrale Raiffeisen-Boerenleenbank BA (trading as Rabobank International), the Royal Bank of Scotland PLC and WestLB AG as mandated lead arrangers; and (iv) the banks listed thereunder as original lenders and Rabobank International as facility agent on 25 March 2009, in relation to a £250,000,000 multicurrency revolving facility to be used for general corporate purposes (including, but not limited to, permitted acquisitions) and for the refinancing of a previous £460,000,000 revolving credit facility dated 13 July 2005 (the “Northern Foods Credit Facility”). The final maturity date for the facility is 11 July 2012.

Interest is payable at a rate per annum equal to the aggregate of: (i) LIBOR or EURIBOR (as applicable); (ii) mandatory costs; and (iii) the variable margin (set initially at 3.0 per cent. with a maximum threshold of 3.5 per cent. and a minimum threshold of 2.5 per cent.). An arrangement fee, facility agency fee and top-up fee is payable in the amount agreed between the relevant parties. A commitment fee is payable at 50 per cent. of the applicable margin on the undrawn and uncalled amounts.

The Northern Foods Credit Facility contains representations, undertakings and events of default customary for facilities of this type.

The Northern Foods Credit Facility will be refinanced by the New Credit Facility upon completion of the Merger.

Note Purchase Agreement 2010

Pursuant to a note purchase agreement dated 19 May 2010, Northern Foods entered into a US private placement with the parties listed thereunder for the issue and sale of: (i) US$40,000,000 5.29 per cent. Senior Guaranteed Notes, Series A, due on 19 May 2017; and (ii) US$60,000,000 5.84 per cent. Senior Guaranteed Notes, Series B, due on 19 May 2020 (together the “2010 Notes”) (the “2010 NPA”).

Northern Foods may voluntarily prepay at par, upon notice to the note holders, at any time, all or any part of the 2010 Notes (provided that any such prepayment in part is not less than 5 per cent. of the aggregate principal amount left outstanding). As well as paying accrued interest on the amount of the notes to be prepaid, Northern Foods must pay a make-whole amount upon any such voluntary prepayment, compensating a note holder for no longer having its investment in that part of the notes prepaid for the remaining life of the note.

Under the 2010 NPA, Northern Foods or an affiliate may purchase notes pursuant to an offer made to holders of all notes on the same terms and conditions (except to the extent necessary to reflect the differences in interest rates and maturities of the notes of different series). The note holder may accept or reject such offer.

Under the 2010 NPA, (subject to an exception on certain terms permitting the insertion of a holding company above Northern Foods) the acquisition (whether directly or indirectly) by a person or group of persons acting in concert of beneficial ownership of more than 30 per cent. of the outstanding voting stock of Northern Foods triggers a change of control. Upon such a change of control Northern Foods must make an offer to each note holder to prepay all of the notes held by such holder (but without any make-whole, penalty or premium). A note holder may accept or reject such offer.

The 2010 NPA contemplates the possibility that Northern Foods may complete a merger, subject to certain conditions, and the Directors expect that the 2010 Notes will remain outstanding on completion of the Merger.

The 2010 NPA is guaranteed by certain subsidiaries of Northern Foods and Northern Foods may, at its discretion, add further subsidiaries as guarantors. Northern Foods is obliged to ensure that the combined gross assets of it and its subsidiary guarantors constitute at least 75 per cent. of the gross assets of the Northern Foods Group. In addition, Northern Foods is obliged to ensure that so long as any subsidiary is a guarantor or obligor under or with respect to the primary bank facility and/or the 2005 Note Purchase Agreement (described below), such guarantor shall at all times be a guarantor under the 2010 NPA.

The 2010 NPA contains customary affirmative covenants, negative covenants, representations and events of default. The 2010 NPA is governed by the law of the State of New York.

Note Purchase Agreement 2005

Pursuant to a note purchase agreement dated 20 December 2005, Northern Foods entered into a US private placement with the parties listed thereunder for the issue and sale of: (i) US$35,000,000 5.63% Senior Guaranteed Notes, Series A, due 20 December 2012; (ii) US$82,500,000 5.77% Senior Guaranteed Notes, Series B, due 20 December 2015; (iii) US$37,500,000 5.87% Senior Guaranteed Notes, Series C, due 20 December 2017; (iv) £28,500,000 5.47% Senior Guaranteed Notes, Series D, due 20 December 2012; and (v) £25,750,000 5.47% Senior Guaranteed Notes, Series E, due 20 December 2015 (together the “2005 Notes”) (the “2005 NPA”).

Northern Foods may voluntarily prepay at par, upon written notice to the note holders at any time, all or any part of the 2005 Notes (provided that any such prepayment in part is not less than five per cent. of the aggregate principal amount left outstanding). As well as paying accrued interest on the amount of the notes to be prepaid, Northern Foods is required to pay a make-whole amount upon any such voluntary prepayment, compensating a note holder for no longer having its investment in that part of the notes prepaid for the remaining life of the note.

Under the 2005 NPA, (subject to an exception on certain terms permitting the insertion of a holding company above Northern Foods) the acquisition (whether directly or indirectly) by a person or group of persons acting in concert of beneficial ownership of more than 30 per cent. of the outstanding voting stock of Northern Foods triggers a change of control. Upon such a change of control Northern Foods must make an offer to each note holder to prepay all of the notes held by such holder (but without any make-whole, penalty or premium). A note holder may accept or reject such offer.

The 2005 NPA contemplates the possibility that Northern Foods may complete a merger, subject to certain conditions, and the Directors expect that the 2005 Notes will remain outstanding on completion of the Merger.

The 2005 NPA is guaranteed by certain subsidiaries of Northern Foods and Northern Foods is obliged to require that any subsidiary which becomes a principal subsidiary (being a subsidiary which has gross assets of 10 per cent. or more of the gross assets of the Northern Foods Group) also becomes a guarantor under the 2005 NPA unless certain exceptions contained in the 2005 NPA apply. Northern Foods is obliged to ensure that the combined group assets of it and its subsidiary guarantors constitute at least 75 per cent. of the gross assets of the Northern Foods Group.

The 2005 NPA contains customary affirmative covenants, negative covenants, representations and events of default. The 2005 NPA is governed by the law of the State of New York.

12.	Organisational structure

12.1	The Greencore Group

Greencore is the parent company of the Greencore Group. It directly and indirectly controls a number of subsidiaries. The following table shows the principal subsidiaries of Greencore.

Name of subsidiary	Principal business/function	Country of Incorporation	Proportion of ownership interest

Breadwinner Foods Limited	Food Processors	United Kingdom	100 per cent.
Greencore Advances Limited	Finance Company	Ireland	100 per cent.
Greencore Developments Limited	Property Company	Ireland	100 per cent.
Greencore Finance Limited	Finance Company	Ireland	100 per cent.
Greencore Funding Limited	Finance Company	Jersey	100 per cent.
Greencore USA, Inc	Food Processors	United States	100 per cent.
Greencore UK Holdings plc	Holding Company	Ireland	100 per cent.
Hazlewood (Blackditch) Limited	Property Company	United Kingdom	100 per cent.
Hazlewood Convenience Food Group Limited	Food Processors	United Kingdom	100 per cent.
Hazlewood Convenience Group 1 Limited	Food Processors	United Kingdom	100 per cent.
Hazlewood Foods Limited	Holding Company	United Kingdom	100 per cent.
Hazlewood Grocery Limited	Food Processors	United Kingdom	100 per cent.
Irish Sugar Limited	General Trading Company	Ireland	100 per cent.
Ministry of Cake Limited	Food Processors	United Kingdom	100 per cent.
Oldfields Limited	Food Processors	United Kingdom	100 per cent.
Premier Molasses Company Limited	Molasses Trading	Ireland	50 per cent.
R&B (Bristol) Limited	Food Processors	United Kingdom	100 per cent.
Sushi San Limited	Food Processors	United Kingdom	100 per cent.
The Robert’s Group Limited	Food Processors	United Kingdom	100 per cent.
Trilby Trading Limited	Food Industry Suppliers	Ireland	100 per cent.
United Molasses (Ireland) Limited	Molasses Trading	United Kingdom	50 per cent.

12.2	The Northern Foods Group

Northern Foods is the parent company of the Northern Foods Group. It directly and indirectly controls a number of subsidiaries. The following table shows the principal subsidiaries of Northern Foods. These subsidiaries are all wholly owned and the principal activity of each is food manufacture.

Name of subsidiary	Principal business/function	Country of Incorporation	Proportion of ownership interest

Direct Subsidiaries
Convenience Foods Limited	Food manufacture	United Kingdom	100 per cent.
Northern Foods Grocery Group Limited	Food manufacture	United Kingdom	100 per cent.
Indirect subsidiaries
F W Farnsworth Limited	Food manufacture	United Kingdom	100 per cent.
Green Isle Foods Limited	Food manufacture	Ireland	100 per cent.
Cavaghan & Gray Group Limited	Food manufacture	United Kingdom	100 per cent.
Cavaghan & Gray Limited	Food manufacture	United Kingdom	100 per cent.

13.	Employees

13.1	The Greencore Group

The Greencore Group employs approximately 7,000 people. The average monthly number of employees for the past three financial years was:

Financial year ended 24 September 2010	Financial year ended 25 September 2009	Financial year ended 26 September 2008

7,444	7,647	8,066

13.2	The Northern Foods Group

Northern Foods employs over 9,000 people in the UK, the majority of whom work in production at Northern Foods’ 17 manufacturing facilities.

The average monthly number of employees for the past three financial periods was:

53 weeks ended 3 April 2010	52 weeks ended 28 March 2009	52 weeks ended 28 March 2008

9,472	9,890	10,767

14.	Stock Exchange quotations

The following table sets out the closing middle market quotations for Northern Foods Shares and Greencore Shares as derived from the Daily Official List of the London Stock Exchange for the first dealing date in each of the six months immediately prior to the date of this document, for 16 November 2010 (being the last dealing day prior to the commencement of the “offer period” under the UK Code) and for 20 December 2010 (being the latest practicable date prior to the publication of this document).

Date (2010)	Greencore Share price (€)	Northern Foods Share price (pence)

20 December	1.325	61.5
16 November	1.035	45.25
1 November	1.080	47.0
1 October	1.188	45.75
1 September	1.183	45.75
2 August	1.325	42.75
1 July	1.267	44.75
1 June	1.265	46.75

15.	Litigation and other proceedings

15.1	Greencore

There have been no governmental, legal or arbitration proceedings (including any such proceedings pending or threatened of which Greencore is aware) during the 12 months preceding the date of this document which may have, or have had in the recent past, significant effects on the financial position or profitability of the Greencore Group.

15.2	Northern Foods

There have been no governmental, legal or arbitration proceedings (including any such proceedings pending or threatened of which Greencore is aware) during the 12 months preceding the date of this document which may have, or have had in the recent past, significant effects on the financial position or profitability of the Northern Foods Group.

16.	Working capital

Greencore is of the opinion that, taking into account the facilities available to the Combined Group, the working capital available to the Combined Group is sufficient for its present requirements, that is, for at least the 12 months following the date of publication of this document.

17.	Significant change

17.1	Greencore

There has been no significant change in the financial or trading position of the Greencore Group since 24 September 2010, being the date to which the latest published audited financial information on the Greencore Group has been prepared.

17.2	Northern Foods

There has been no significant change in the financial or trading position of the Northern Foods Group since 2 October 2010, being the date to which the latest published financial information (unaudited) on the Northern Foods Group has been prepared.

18.	Consents

18.1	Barclays Capital and IBI Corporate Finance have each given and not withdrawn their written consent to the inclusion of their names in this document in the form and context in which they appear.

18.2	KPMG LLP has given and has not withdrawn its written consent to the inclusion in Part VII of this document of its report in the form and context in which it appears.

18.3	Ernst & Young has given and has not withdrawn its written consent to the inclusion of its name and its report in this document in the form and context in which they appear.

19.	Additional Responsibility

The Northern Foods Directors accept responsibility for the information in this document relating to the Northern Foods Group and the Northern Foods Directors. To the best of the knowledge and belief of the Northern Foods Directors (who have taken all reasonable care to ensure that such is the case), the information contained in those sections of this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

The sections in this document relating to the Northern Foods Group are the following: paragraphs 3, 5, 6, and 8 of Part I; paragraphs 2, 3, and 4 of Part II; paragraphs 1 to 7, inclusive, of Part III; paragraphs 1 and 2 of Part V; paragraphs 3 to 8 and 11 to 15, inclusive, 17, and 19 of Part VIII; paragraph 1 of Part IX; paragraphs 3, 8, 12, and 14 of Schedule IV; and those statements, to the extent that they specifically relate to the Northern Foods Group, found in the Indicative Merger Statistics section on page 7, Part VII, Schedule III, and Annexures I to IV, inclusive.

Nothing in this paragraph 19 limits or qualifies the Greencore Directors’ responsibility statement in paragraph 1 of this Part VIII or any other responsibilities under the Listing Rules or other applicable law and regulation.

20.	Documents available for inspection

Copies of the documents described in (a), (b), (c), (d), (i), (j) and (k) below will be available on Greencore’s website and copies of all of the documents listed below will be available for inspection in physical form at the offices of Greencore at No. 2 Northwood Avenue, Northwood Business Park, Santry, Dublin 9, Ireland and at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY, United Kingdom and of Arthur Cox, Earlsfort Centre, Earlsfort Terrace, Dublin 2, Ireland during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) up to and including the date of the Greencore Shareholder Meeting:

(a)	the current Memorandum and Articles of Association of Greencore;

(b)	the Memorandum and Articles of Association of Greencore as proposed to be amended by Resolution 10 in the Notice of Extraordinary General Meeting;

(c)	the Annual Reports of Greencore for the financial years ended 26 September 2008, 25 September 2009 and 24 September 2010;

(d)

the Annual Reports of Northern Foods for the 53 week period ended 3 April 2010 and the 52 week periods ended 28 March 2009 and 29 March 2008, and the unaudited interim condensed financial statements for the 26 week period ended 2 October 2010;

(e)	KPMG LLP’s report on the unaudited pro forma statement of net assets;

(f)	the written consent letters referred to in paragraph 18 above;

(g)	the irrevocable undertakings and the letters of intent, as referred to in paragraph 8.3 of Part I;

(h)	the Implementation Agreement;

(i)	the Common Draft Terms of Merger, Directors’ Report and Independent Expert’s Report;

(j)	the rules of the LTIP 2011; and

(k)	this document and the Form of Proxy.

PART IX

SOURCES OF INFORMATION AND BASES OF CALCULATION

1.       Bases of calculation

1.1     Unless otherwise stated:

•

financial information relating to Greencore and the Greencore Group has been extracted or derived (without any adjustment) from the audited group financial statements for the financial years ended 24 September 2010, 25 September 2009 and 26 September 2008, in each case as set out in the Annual Report of Greencore in respect of those financial years; and

•

financial information relating to Northern Foods and the Northern Foods Group has been extracted or derived (without any adjustment) from the audited consolidated financial statements for the 53 week period ended 3 April 2010 and the 52 week periods ended 28 March 2009 and 29 March 2008, in each case as set out in the Annual Report of Northern Foods in respect of those financial periods, and from the unaudited condensed consolidated financial statements for the 26 weeks ended 2 October 2010 which were announced on 9 November 2010.

1.2	Unless otherwise stated, references to the issued ordinary share capital of Greencore or Northern Foods are to the issued ordinary share capital of such company excluding any shares held in treasury.

1.3

The combined sales figure of £1.7 billion is calculated by aggregating Northern Foods sales of £977.0 million for the 53 week period ended 3 April 2010 (extracted without material adjustment from Northern Foods’ Annual Report and consolidated financial statements in respect of that period) and Greencore continuing sales of £739.8 million for the financial year ended 24 September 2010 (being €856.0 million extracted without material adjustment from Greencore’s unaudited Preliminary Statement of Results for that period as translated at an exchange rate of €1.157 to £1, the average €/£ exchange rate for the period 26 September 2009 to 24 September 2010 used by Greencore in those results).

1.4

The evaluation of cost synergies has been jointly undertaken by a group of senior management and select operational management from both Greencore and Northern Foods. Their cost saving assumptions are based on a detailed, bottom-up evaluation of the benefits available from elimination of duplicate activities, the leverage of combined scale economies and operational efficiencies arising from consolidation of procurement and activities within manufacturing facilities. In determining the estimate of cost savings achievable through the combination of Greencore and Northern Foods, no savings relating to operations have been included where no overlap exists. In evaluating the annual cost synergies that the Boards of Northern Foods and Greencore believe the Combined Group will be able to achieve, any additional cost savings that may be made from the removal of overhead costs from the standalone Northern Foods cost base as a result of Northern Foods’ previously announced restructuring have been disregarded. The cost synergy figures used in this document are unaudited.

2.	Market data

The volume growth rates referred to in paragraph 5.1 of Part I of this document has been sourced from third parties. Greencore and the Directors confirm that such information has been accurately reproduced and, so far as they are aware and have been able to ascertain from information published by those third parties, no facts have been omitted which would render the reproduced information inaccurate or misleading.

3.        Information incorporated by reference

Information Incorporated by reference	Document reference	Page Number in this Document

Information in respect of the financial year ended 24 September 2010	Annual Report of Greencore for the financial year ended 24 September 2010

The audited consolidated Group Financial Statements of Greencore for the financial year ended 24 September 2010	Pages 61 to 64	45
The Notes to the Group Financial Statements of Greencore for the financial year ended 24 September 2010	Pages 67 to 107	45
The Group Statement of Accounting Policies for the financial year ended 24 September 2010	Pages 50 to 60	45
The Independent Auditor’s Report for the financial year ended 24 September 2010	Pages 48 and 49	45
Note 36 of the Notes to the Group Financial Statements of Greencore for the financial year ended 24 September 2010	Page 106	63

Information in respect of the financial year ended 25 September 2009	Annual Report of Greencore for the financial year ended 25 September 2009

The audited consolidated Group Financial Statements of Greencore for the financial year ended 25 September 2009	Pages 66 to 69	45
The Notes to the Group Financial Statements of Greencore for the financial year ended 25 September 2009	Pages 70 to 111	45
The Group Statement of Accounting Policies for the financial year ended 25 September 2009	Pages 54 to 65	45
The Independent Auditor’s Report for the financial year ended 25 September 2009	Pages 52 and 53	45
Note 38 of the Notes to the Group Financial Statements of Greencore for the financial year ended 25 September 2009	Page 108	63

Information in respect of the financial year ended 26 September 2008	Annual Report of Greencore for the financial year ended 26 September 2008

The audited consolidated Group Financial Statements of Greencore for the financial year ended 26 September 2008	Pages 60 to 63	45
The Notes to the Group Financial Statements of Greencore for the financial year ended 26 September 2008	Pages 64 to 117	45
The Group Statement of Accounting Policies for the financial year ended 26 September 2008	Pages 46 to 59	45
The Independent Auditor’s Report for the financial year ended 26 September 2008	Pages 44 and 45	45
Note 39 of the Notes to the Group Financial Statements of Greencore for the financial year ended 26 September 2008	Page 115	63

PART X

DEFINITIONS

The following terms have the following meanings throughout this document unless the context otherwise requires and save as set out in Part V in relation to Annexures I, II, III and IV:

“Admission”	the admission of the New Greencore Shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange’s main market for listed securities;

“ABI”	the Association of British Insurers;

“Alternative Transaction”

in relation to either of Northern Foods or Greencore (each “a party”), any offer, scheme of arrangement, merger or other business combination, or similar transaction which is proposed by a third party which is not acting in concert with the other party, including any revisions thereof, and the purpose of which is to enable that third party (or any other person) to acquire, directly or indirectly (including through a subscription for new shares), all or a significant proportion (being 30 per cent. or more when aggregated with the shares already held by the third party and anybody acting in concert with that third party) of the share capital of that party or any arrangement or transaction classified as a Class 1 Transaction under the UK Listing Rules or any other similar arrangement or similar transaction or series of the same which is materially inconsistent with the implementation of the Merger;

“Announcement”	the announcement of the Merger published jointly by Greencore and Northern Foods on 17 November 2010;

“Annual Report”	the annual report published by Greencore or Northern Foods, as the case may be, at the end of each financial year or period respectively;

“Articles of Association	the articles of association of Greencore Group plc, as amended;

“Barclays Capital”	Barclays Capital, the investment banking division of Barclays Bank PLC;

“Board” or “Board of Greencore”	the board of directors of Greencore Group plc;

“Board of Essenta Foods” or “Essenta Foods Board”	the board of directors of Essenta Foods plc;

“Board of Northern Foods” or “Northern Foods Board”	the board of directors of Northern Foods plc;

“Business Day”	any day (other than a Saturday or Sunday or a public holiday) on which banks generally are open for business in London (other than solely for settlement and trading in euro);

“Central Bank of Ireland”	the Central Bank of Ireland as defined in the Central Bank Reform Act 2010;

“Class 1 Transaction”

a major transaction for a listed company, the size of which results in a 25 per cent. threshold being reached under any one of the “class tests” set out in Chapter 10 of the UK Listing Rules or in Chapter 7 of the Irish Listing Rules;

“Combined Group”

the Greencore Group and the Northern Foods Group (excluding, if the Merger is effected under the European Cross-Border Mergers Directive, Northern Foods plc itself but including all of the assets and liabilities of Northern Foods plc);

“Common Draft Terms of Merger”	the common draft terms of the Merger, prepared in accordance with the Irish Cross-Border Merger Regulations and the UK

Cross-Border Merger Regulations and adopted the Board of Greencore and the Board of Northern Foods, which are set out in Schedule IV to this document;

“Companies Acts”	the Companies Acts, 1963 to 2009 of Ireland (to the extent currently in force) and every other enactment which is to be read together with any of those Acts;

“Companies Act 2006”	The Companies Act 2006 of the UK, as amended;

“Competition Commission”	the body corporate known as the Competition Commission as established under section 45 of the Competition Act 1998, as amended;

“Conditions”	the conditions to the implementation of the Merger which are summarised in paragraph 7 of Part I and set out in full in Schedule II to this document;

“Court”	the Irish High Court;

“CREST”	the relevant system as defined in the CREST Regulations (in respect of which Euroclear is the operator as defined in the CREST Regulations);

“CREST Manual”

the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Services Manual, CREST Rules, Registrars Service Standards, Settlement Discipline Rules, CCSS Operations Manual, Daily Timetable, CREST Application Procedure and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms promulgated by Euroclear UK & Ireland Limited on 15 July 1996 and as amended since);

“CREST member”	a person who has been admitted to Euroclear as a system- member (as defined in the CREST Regulations);

“CREST participant”	a person who is, in relation to CREST, a system-participant (as defined in the CREST Regulations);

“CREST Proxy Instruction”	the instruction whereby CREST members send a CREST message appointing a proxy for the meeting and instructing the proxy on how to vote;

“CREST Regulations”	the Companies Act 1990 (Uncertified Securities) Regulations 1996 (SI No. 68/1996) of Ireland (as amended in 2003);

“CREST sponsor”	a CREST participant admitted to CREST as a CREST sponsor;

“CREST sponsored member”	a CREST member admitted to CREST as a sponsored member;

“Daily Official List”	the official list of share prices produced every day by the London Stock Exchange;

“Directors”	the directors of Greencore Group plc, whose names appear on page 4, and “Director” means any one of them;

“Directors’ Report”

in the case of Greencore and Northern Foods, means the report prepared by the relevant company’s board of directors in accordance with the provisions of the Irish Cross-Border Merger Regulations and the UK Cross-Border Merger Regulations respectively. The Directors’ Report of Greencore is set out in Schedule III to this document and is available at Greencore’s registered offices for inspection by shareholders and employees until the Greencore Shareholder Meeting;

“Disclosure and Transparency Rules”	the disclosure and transparency rules made under Part 6 of FSMA (as set out in the FSA handbook) as amended from time to time;

“Effective Date”	the date on which completion of the Merger occurs, as determined by either the Irish High Court pursuant to Regulation

14(4) of the Irish Cross-Border Merger Regulations or the terms of the Share for Share Offer which the Directors would be authorised to make as an alternative to effecting the Merger under the European Cross-Border Mergers Directive if Resolution 1 is adopted at the Greencore Shareholder Meeting;

“Enlarged Share Capital”	the aggregate of Greencore Shares in issue immediately before the Effective Date (excluding shares held in treasury) and the New Greencore Shares;

“Ernst & Young”	Ernst & Young Chartered Accountants (a partnership organised under the laws of Ireland);

“Essenta Foods”	Greencore, to be renamed Essenta Foods plc following completion of the Merger;

“Essenta Foods Shares”	ordinary shares of €0.63 each in the capital of Essenta Foods;

“EURIBOR”	the Euro Interbank Offered Rate, being the daily reference rate based on the averaged interest rates at which banks offer to lend unsecured funds to other banks in the euro wholesale money market;

“Euroclear”	Euroclear UK & Ireland Limited;

“European Cross-Border Mergers Directive”	the Directive on Cross-Border Mergers of Limited Liability Companies (2005/56/EC);

“Exchange Ratio”	the exchange ratio of 0.4479 of a New Greencore Share for every Northern Foods Share in connection with the Merger;

“Existing Greencore Shares”	the Greencore Shares in issue as at the date of this document;

“Form of Proxy”	the form of proxy accompanying this document for use by Greencore Shareholders in connection with the Greencore Shareholder Meeting;

“FSA”	the Financial Services Authority of the United Kingdom;

“FSMA”	the Financial Services and Markets Act 2000, as amended;

“FTSE”	means the FTSE Group, a provider of stock market indices for the London Stock Exchange;

“FTSE UK Index Series”

the series of indices which may be open, according to various criteria published by FTSE, to companies whose shares are admitted to the premium segment of the Official List and to trading on the main market of the London Stock Exchange;

“Greencore”	Greencore Group plc, whose registered office is at No. 2 Northwood Avenue, Northwood Business Park, Santry Dublin 9, Ireland and whose registered number is 170116;

“Greencore Group”	Greencore and its Subsidiaries and Subsidiary Undertakings;

“Greencore Shareholder Meeting”	the extraordinary general meeting of Greencore convened by the Notice of Extraordinary General Meeting in connection with the Merger, or any reconvened meeting following any adjournment thereof;

“Greencore Shareholders”	holders of Greencore Shares from time to time;

“Greencore Shares”	ordinary shares of €0.63 each in the capital of Greencore;

“Greencore Share Schemes”

any of: (a) the Greencore Executive Share Option Scheme; (b) the Greencore Approved Sharesave Scheme; (c) the Greencore UK Share Save Scheme 2001; (d) the Greencore Performance Share Plan 2005; and (e) the Greencore Deferred Bonus Plan 2007;

“Group Financial Statements”	the audited consolidated group financial statements of Greencore drawn up as at the end of each financial year;

“IAS”	International Accounting Standard;

“IAS Regulation”	Commission Regulation (EC) No 1606/2002;

“IASB”	International Accounting Standards Board;

“IFRS”	International Financial Reporting Standards;

“Implementation Agreement”	the implementation agreement entered into between Greencore and Northern Foods regarding the Merger, details of which are set out in paragraph 10.1 of Part VIII of this document;

“Independent Expert’s Report”

the report prepared by Ernst & Young, solely to comply with the requirements of Regulation 7 of the Irish Cross-Border Mergers Regulations and Regulation 9 of the UK Cross-Border Mergers Regulations, which is set out in Schedule V to this document and is available at the registered offices of Greencore and Northern Foods for inspection by the respective company’s shareholders for until Greencore Shareholders Meeting and Northern Foods Shareholders Meeting;

“Investec”	Investec Investment Banking, a division of Investec Bank plc;

“Irish Competition Act”	the Irish Competition Act 2002 (as amended);

“Irish Competition Authority”	the Competition Authority, being the competition law regulatory body in Ireland;

“Irish Cross-Border Mergers Regulations”	the European Communities (Cross-Border Mergers) Regulations 2008 (S.I. No. 157/2008) which implements the European Cross-Border Mergers Directive within Ireland;

“Irish High Court”	the High Court in Ireland;

“Irish Listing Rules”	the Listing Rules of the Irish Stock Exchange;

“Irish Panel”	means the Irish Takeover Panel;

“Irish Stock Exchange”	the Irish Stock Exchange Limited or its successor(s);

“Irish Takeover Rules”	the Irish Takeover Panel Act, 1997, and the Takeover Rules, 2007;

“LIBOR”	the London Interbank Offered Rate, being the daily reference rate based on the interest rates at which banks borrow unsecured funds from other banks in the London wholesale money market;

“Listing Rules”	the UK Listing Rules and the Irish Listing Rules;

“London Stock Exchange”	London Stock Exchange plc or any recognised investment exchange for the purposes of the FSMA which may take over the functions of London Stock Exchange plc;

“Market Abuse Regulations”	the Market Abuse (Directive 2003/6/EC) Regulations 2005 (S.I. 342 of 2005);

“Merger”

the proposed merger of Greencore and Northern Foods to form Essenta Foods, to be effected either (i) under the European Cross-Border Mergers Directive by way of a “merger by absorption” for the purposes of the UK Cross-Border Merger Regulations and a “merger by acquisition” for the purposes of the Irish Cross-Border Merger Regulations; or (ii) pursuant to the terms of a Share for Share Offer that the Directors would be authorised to make as an alternative to effecting the Merger under the European Cross-Border Mergers Directive if Resolution 1 is adopted at the Greencore Shareholder Meeting

“Merger Record Time”	6.00 p.m. on the Business Day before the Effective Date;

“New Greencore Shares”	the Greencore Shares proposed to be issued and credited as fully paid to Northern Foods Shareholders pursuant to the Merger;

“Northern Foods”	Northern Foods plc;

“Northern Foods Directors”	the directors of Northern Foods plc, and “Director” means any one of them;

“Northern Foods Group”	Northern Foods and its Subsidiaries and Subsidiary Undertakings;

“Northern Foods Shareholder Meetings”

the meeting of Northern Foods Shareholders convened by the English Court pursuant to the UK Cross-Border Mergers Regulations to approve the Merger and the general meeting of Northern Foods Shareholders convened to approve certain other resolutions in connection with the Merger;

“Northern Foods Shareholders”	the holders of Northern Foods Shares from time to time;

“Northern Foods Shares”	ordinary shares of 25 pence each in the capital of Northern Foods;

“Northern Foods Share Schemes”

any of (a) the Northern Foods Savings-Related Share Option Scheme 2007; (b) the Irish Savings-Related Share Option Scheme 2007; (c) the Northern Foods Long Term Incentive Plan 1997; (d) the Northern Foods Share Option Plan 2004; (e) the Northern Foods Performance Share Plan 2007; (f) the Share Award Agreement 2007; and (g) the Share Award Agreement 2009;

“Notice of Extraordinary General Meeting”	the notice convening the Greencore Shareholder Meeting set out at Schedule I to this document;

“Office of Fair Trading”	the UK Office of Fair Trading;

“Official List”	the official list of the Irish Stock Exchange and/or, as appropriate, the official list maintained by the UK Listing Authority;

“Options and Remuneration Committee”	means the remuneration committee of Greencore Group plc;

“Overseas Shareholder”

a holder of Northern Foods Shares who is a citizen, resident or national of any jurisdiction outside Ireland or the United Kingdom or holding on behalf of a person who is a citizen, resident or national of any jurisdiction outside Ireland or the United Kingdom;

“Proposed Directors”	the Northern Foods Directors proposed to be directors of Essenta Foods pursuant to the Merger;

“Prospectus Regulations”	the Prospectus (Directive 2003/71/EC) Regulations 2005;

“Q1 2011”	the first calendar quarter of 2011;

“Q2 2011”	the second calendar quarter of 2011;

“Registrar”	Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland;

“Regulatory Information Service”	one of the regulatory information services authorised by the Irish Stock Exchange and/or the UK Listing Authority to receive, process and disseminate regulated information from listed companies;

“Replacement Awards”

the replacement awards required to be granted over Greencore Shares to participants in the Northern Foods Performance Share Plan 2007 on the basis that such replacement awards shall be subject to substantially the same terms and conditions as the share awards held by such participants under the Northern Foods Performance Share Plan 2007 except that the number of Greencore Shares which shall be the subject of such Replacement Awards shall be determined by apply the Exchange Ratio to the number of Northern Foods Shares which are the subject of the awards and options which are being replaced.

“Resolutions”	the resolutions to be proposed at the Greencore Shareholder Meeting, as set out in the Notice of Extraordinary General Meeting;

“Senior Independent Director”	has the meaning attributed to it in the UK Corporate Governance Code published by the Financial Reporting Council;

“Share for Share Offer”	the share for share offer which the Directors would be authorised to make as an alternative to the Merger if Resolution 1 is adopted at the Greencore Shareholder Meeting;

“Special Share”

the special rights preference share of €1.26 owned by the Special Shareholder which gives the owner certain rights, inter alia, in relation to the shares, sugar quota and sugar producing assets of Irish Sugar Limited;

“Special Shareholder”	the Minister for Agriculture, Fisheries and Food, on behalf of the Irish State;

“Sponsors”	Barclays Capital and IBI Corporate Finance Limited;

“Subsidiary”	(a) in relation to Greencore, has the same meaning as in section 155 of the Companies Act 1963; and

(b) in relation to Northern Foods, has the same meaning as in section 1159(1) of the Companies Act 2006;

“Subsidiary Undertaking”	(a) in relation to Greencore, has the same meaning as in Regulation 4 of the European Communities (Companies: Group Accounts) Regulations 1992 of Ireland; and

(b) in relation to Northern Foods, has the same meaning as in section 1162 of the Companies Act 2006 of England and Wales;

“Transparency Regulations”	the European Communities Transparency (Directive 2004/109/EC) Regulations 2007;

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland and its dependent territories;

“UK Code”	the UK’s City Code on Takeovers and Mergers;

“UK Cross-Border Mergers Regulations”	the Companies (Cross-Border Mergers) Regulations 2007 (SI 2007/2974) which implement the European Cross-Border Mergers Directive within the United Kingdom;

“UK Court”	the High Court of Justice in England and Wales;

“UK Listing Authority”

the FSA in its capacity as the competent authority for the purposes of Part VI of the FSMA and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of the FSMA; and

“UK Listing Rules”	means the Listing Rules made by the FSA under section 73A of FSMA;

“UK Panel”	the UK’s Panel on Takeovers and Mergers;

“US” or “United States”	the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

SCHEDULE I

NOTICE OF EXTRAORDINARY GENERAL MEETING

GREENCORE GROUP PLC

(Incorporated and registered in Ireland under the Companies Acts 1963 to 1990 with registered number 170116)

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of Greencore Group plc (the “Company”) will be held at 11.00 a.m. on 31 January 2011 at The Conrad Hotel, Earlsfort Terrace, Dublin 2, Ireland to consider and, if thought fit, to pass the following resolutions, which will be proposed in the case of resolutions 1, 3, 4, 7, 9 and 10 as special resolutions and, in the case of resolutions 2, 5 and 6, as ordinary resolutions:

Special Resolution

1.	THAT, having noted the following:

•

the Company and Northern Foods plc (“Northern Foods”) (together, the “Merging Companies”) intend to merge pursuant to Council Directive 2005/56/EC on Cross Border Mergers of Limited Liability Companies (the “Directive”) as implemented (i) in Ireland by the European Communities (Cross-Border Mergers) Regulations 2008 (the “Irish Regulations”) and in the United Kingdom by the Companies (Cross-Border Mergers) Regulations 2007 (the “UK Regulations”), in such a way that the Company will acquire all the assets and liabilities of Northern Foods and by which Northern Foods shall cease to exist by operation of the Directive, the UK Regulation and the Irish Regulations (the “Merger”, which expression shall also include the acquisition of Northern Foods pursuant to a share for share offer as authorised in (d) below);

•

the directors of the Merging Companies have each adopted common draft terms of the Merger (the “Common Draft Terms of Merger”), a copy of which has been produced to this meeting and for the purposes of identification initialled by the Chairman;

•

under the Common Draft Terms of Merger, shareholders in Northern Foods are to receive 0.4479 of a new ordinary share of €0.63 each in the Company for each existing ordinary share of Stg £0.25 each held by them in Northern Foods (the “Exchange Ratio”); and

•

Ernst & Young have issued a report in which, inter alia, as required by Regulation 7(4)(b) of the Irish Regulations and Regulation 9(5)(c)(iii) of the UK Regulations, they give their opinion that the Exchange Ratio is fair and reasonable;

	(a)	the Common Draft Terms of Merger be and are hereby approved in accordance with Regulation 10 of the Irish Regulations subject to the following conditions:

(i)

the Merger shall be effected as provided in the Common Draft Terms of Merger in their original form or with or subject to any non-material modification, addition or condition approved or imposed by the Irish High Court and consented to by the directors of both the Company and Northern Foods; and

		(ii)	the satisfaction or waiver of the conditions in Schedule II to the Circular to shareholders dated 22 December 2010 that accompanies the Notice convening this meeting;

		(iii)	Resolution 2 in the notice of this meeting being passed;

(b)

the New Greencore Shares as defined in the Circular to shareholders dated 22 December 2010 that accompanies the Notice convening this meeting be and are hereby authorised to be allotted on the date the Merger becomes effective or, if later, on the date or dates provided for in the terms of a share for share offer as authorised in (d) below;

(c)

the grant of the Replacement Awards as defined in the Circular to shareholders dated 22 December 2010 be and are hereby authorised to become effective on date the Merger becomes effective, or, if later, on the date or dates provided for in the terms of a share for share offer as authorised in (d) below; and

(d)

as an alternative to (a) and subject to the consent of Barclays Capital and IBI Corporate Finance Limited (in their roles as sponsors to the Company) and of the UK’s Panel on Takeovers and Mergers and/or the Irish Takeover Panel (as the case may be), the Directors be authorised to implement the Merger for the purposes of the provisions of the Listing Rules regarding Class 1 Transactions as a share for share offer with the same Exchange Ratio (and, subject to any appropriate amendments to reflect the new structure, on the same terms) by way of a takeover offer (as defined in Part 28 of the UK Companies Act 2006) and/or by way of a scheme of arrangement pursuant to Part 26 of the UK Companies Act 2006 and/or pursuant to section 201 of the Irish Companies Act 1963 as the Directors may determine in their absolute discretion provided that such offer shall be made within 12 months following the date of this meeting.

Ordinary Resolution

2.

THAT subject to and conditional upon (i) Resolution 1 in the notice of this meeting being passed; and (ii) either the Irish High Court making an order confirming scrutiny of the legality of the Merger in accordance with Regulation 14(1) of the Irish Regulations or the Directors resolving to implement the Merger by a share for share offer as authorised by Resolution 1, the authorised share capital of the Company be increased from €189,000,001.26 to €392,490,001.26 by the creation of 323,000,000 new ordinary shares of €0.63 each, such shares forming one class with the existing ordinary shares and having attached thereto the respective rights and privileges and being subject to the respective limitations and restrictions set out in the articles of association of the Company.

Special Resolutions

3.

THAT, subject to the approval of the Registrar of Companies and the completion of the Merger, the name of the Company shall be changed to Essenta Foods plc, such change to take effect on the Effective Date as defined in the Circular to shareholders dated 22 December 2010 that accompanies the Notice convening this meeting.

4.

THAT, subject to and with the consent of the Irish High Court, the share capital of the Company be reduced on, and subject to, completion of the Merger, by the cancellation of the aggregate of entire amounts standing to the credit of the Company’s share premium account and the Company’s capital conversion reserve fund as at the date of this meeting and that the reserve resulting from the cancellation of share premium and the Company’s capital conversion reserve fund be treated as profits available for distribution as defined by Section 45 of the Companies (Amendment) Act 1983.

Ordinary Resolutions

5.

THAT the rules of Essenta Foods Long Term Incentive Plan 2011 (the “LTIP 2011”) referred to in the Chairman of the Board’s letter in the Circular to shareholders dated 22 December 2010 and produced in draft to this meeting and, for the purposes of identification, initialled by the Chairman, be approved and the Directors be authorised to:

(a)

make such modifications to the LTIP 2011 as they may consider appropriate for the implementation of the LTIP 2011 and, subject to completion of the Merger, to adopt the LTIP 2011 as so modified and to do all such other acts and things as they may consider appropriate to implement the LTIP 2011; and

(b)

establish further plans based on the LTIP 2011 but modified to take account of local tax, exchange control or securities laws in overseas territories, provided that any shares made available under such further plans are treated as counting against the limits on individual or overall participation in the LTIP 2011.

6.	THAT in substitution for all existing authorities:

(a)

until such time as the authority in (b) becomes effective, the Directors be and are hereby generally and unconditionally authorised to exercise all the powers of the Company for the purposes of section 20 of the Companies (Amendment) Act, 1983 to allot relevant securities (within the meaning of section 20 of the Act) up to a maximum nominal amount equal to €43,628,940; and

(b)

subject to and conditional upon completion of the Merger, the Directors be and are hereby generally and unconditionally authorised to exercise all the powers of the Company for the purposes of section 20 of the Companies (Amendment) Act, 1983 to allot relevant securities (within the meaning of section 20 of the Act) up to a maximum nominal amount equal to €87,710,867 provided that this authority shall expire on the earlier of the date of the annual general meeting of the Company to be held in respect of the current financial period of the Company or 31 July 2012, unless and to the extent that such power is renewed, revoked or extended prior to such date, save the Company may make before such expiry an offer or agreement which would or might require relevant securities to be allotted after such expiry, and the Directors may allot relevant securities in pursuance of such an offer or agreement as if the power conferred by this resolution had not expired.

Special Resolutions

7.

THAT in substitution for all existing authorities and subject to and conditional upon Resolution 6 in the notice of this meeting being passed, the Directors be and they are hereby empowered pursuant to Section 23 and Section 24(1) of the Companies (Amendment) Act, 1983 to allot equity securities (within the meaning of Section 23 of the Companies (Amendment) Act, 1983) for cash pursuant to the authority conferred by the resolution of the Company passed as Resolution 6 as if sub-section (1) of the said Section 23 did not apply to any such allotment provided that this power shall be limited to:

(a)

the allotment of equity securities in connection with any rights issue in favour of ordinary shareholders (other than those holders with registered addresses outside Ireland to whom an offer would, in the opinion of the Directors, be impractical or unlawful in any jurisdiction) and/or any person having a right to subscribe for or convert securities into ordinary shares in the capital of the Company (including, without limitation any holders of options under any of the Company’s share option schemes for the time being in force) where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as may be) to the respective number of ordinary shares held by them or for which they are entitled to subscribe or convert into and subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with regulatory requirements, legal or practical problems in respect of overseas shareholders, fractional elements or otherwise; and

(b)

the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to a maximum nominal amount equal to €6,544,341 or, subject to and conditional upon completion of the Merger, €13,156,630;

provided that this authority shall expire on the earlier of the date of the annual general meeting of the Company to be held in respect of the current financial period of the Company or 31 July 2012, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry, and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred by this resolution had not expired.

8.

THAT in substitution for all existing authorities, the Company and/or any of its subsidiaries be and they are hereby generally authorised to make market purchases (as defined in Section 212 of the Companies Act, 1990) of shares of any class (except the Special Share) of the Company (for the purposes of this resolution, the “Shares”) on such terms and conditions and in such manner as the Directors may from time to time determine but subject to the provisions of the Companies Act, 1990 and to the following restrictions and provisions:

(a)

the maximum number of Shares authorised to be acquired pursuant to the terms of this resolution shall be up to a maximum nominal amount equal to €13,088,682 or, subject to and conditional upon completion of the Merger, €26,313,260;

	(b)	the minimum price which may be paid for any Share shall be the nominal value of the Share;

	(c)	the maximum price which may be paid for any Share (for the purposes of this resolution, a “Relevant Share”) shall be an amount equal to 105 per cent. of the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to the Shares of the same class as the Relevant Share shall be appropriate for each of the five business days immediately preceding the day on which the Relevant Share is purchased, as determined from the information published in the Daily Official List of the London Stock Exchange plc reporting the business done on each of these five business days:

		(i)	if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

		(ii)	if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii)

if there shall not be any dealing reported for the day, the average of the prices quoted under the heading “Quotation” in respect of that share for the day and if there shall not be any Quotation reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price;

and if there shall be only a bid (but not an offer) or an offer (but not a bid) price reported, or if there shall not be any bid or offer price reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price. If the means of providing the foregoing information as to dealings and prices by reference to which the maximum price is to be determined is altered or is replaced by some other means, then a maximum price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on the London Stock Exchange or its equivalent;

(d)

for so long as and whenever the Company maintains a listing for its shares on the Irish Stock Exchange, the authority conferred by this resolution shall include authority to make market purchases of Shares on the Irish Stock Exchange provided that the maximum price which may be paid for any Shares so purchased shall be determined in accordance with paragraph (c) of this resolution but deleting from that paragraph the reference to the Daily Official List of the London Stock Exchange plc and inserting instead reference to the Irish Stock Exchange Daily Official List and deleting from that paragraph sub-paragraph (iii) thereof and the words appearing after sub-paragraph (iii) and forming the rest of the first sentence of paragraph (c) and inserting instead the following:

		“(iii)	if there shall not be any dealing reported for the day, the average of the closing bid and offer prices for the day.”

and deleting from the last line thereof the reference to the London Stock Exchange plc and inserting instead reference to the Irish Stock Exchange.

(e)

The authority hereby granted shall expire on the earlier of the date of the next annual general meeting of the Company to be held in respect of the current financial period of the Company or 31 July 2012 unless previously varied, revoked or renewed by special resolution in accordance with the provisions of Section 215 of the Companies Act, 1990. The Company or any such subsidiary may before such expiry enter into a contract for the purchase of Shares which would or might be executed wholly or partly after such expiry and may complete any such contract as if the authority conferred hereby had not expired.”

9.

THAT subject to and conditional upon Resolution 8 in the notice of this meeting being passed, for the purposes of Section 209 of the Companies Act, 1990 the re-issue price range at which any treasury shares (as defined by the said Section 209) for the time being held by the Company may be re-issued off-market shall be as follows:

	(a)	the maximum price at which a treasury share may be re-issued off-market shall be an amount equal to 120 per cent. of the “Appropriate Price”; and

(b)

the minimum price at which a treasury share may be re-issued off-market shall be the nominal value of the share where such a share is required to satisfy an obligation under an employee share scheme (as defined in the Listing Rules of the UK Listing Authority) operated by the Company or, in all other cases, an amount equal to 95 per cent. of the “Appropriate Price”.

For the purposes of this resolution the expression “Appropriate Price” shall mean the average of the five amounts resulting from determining whichever of the following (i), (ii) or (iii) specified below in relation to shares of the class of which such treasury share is to be re-issued shall be appropriate in respect of each of the five business days immediately preceding the day on which the treasury share is re-issued, as determined from information published in either the Daily Official List of the London Stock Exchange or the Official List of the Irish Stock Exchange (for so long as and whenever the Company maintains a listing for its shares on the Irish Stock Exchange), reporting the business done on each of these five business days:

	(i)	if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

	(ii)	if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii)

if there shall not be any dealing reported for the day, the average of the prices quoted under the heading “Quotation” in respect of that share for the day and if there shall not be any Quotation reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the “Appropriate Price”.

If the means of providing the foregoing information as to dealings and prices by reference to which the “Appropriate Price” is to be determined is altered or is replaced by some other means, then the “Appropriate Price” is to be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on the London Stock Exchange or the Irish Stock Exchange, as applicable, or its equivalent.

The authority hereby conferred shall expire on the earlier of the date of the next Annual General Meeting of the Company to be held in respect of the current financial period of the Company or 31 July 2012 unless previously varied, revoked or renewed by special resolution in accordance with the Companies Act, 1990.

10.

THAT, subject to the consent in writing of the Special Shareholder who shall have consulted with the Minister for Finance prior to giving such consent, the Articles of Association be and are hereby amended by:

	(a)	the deletion of Articles 2(c)(ii), 11 and 120(b)(vii);

	(b)	the deletion of the last sentence in Article 8;

	(c)	the deletion of the words “or Article 11” at the end of Article 2;

	(d)	the deletion of the references to Article 11 in Article 36;

	(e)	the deletion of all words appearing after the word “Court” in Article 135; and

	(f)	the consequential renumbering of all cross references to other articles in the Articles of Association.

By order of the Board	22 December 2010

Conor O’Leary
Group Company Secretary	Greencore Group plc.
No. 2 Northwood Avenue Northwood Business Park Santry Dublin 9 Ireland

Notes:

1.

A member entitled to attend, speak, ask questions and vote is entitled to appoint a proxy (or proxies) to attend, speak, ask questions and vote on his behalf. A proxy need not be a member of the Company. Appointment of a proxy will not preclude a member from attending, speaking, asking questions and voting at the meeting should the member subsequently wish to do so. A member may appoint more than one proxy provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him. Should you wish to appoint more than one proxy, please read carefully the notes accompanying the Form of Proxy.

2.	As a member, you have several ways to exercise your right to vote:

	2.1	by attending the meeting (“EGM”) in person;

	2.2	by appointing (either electronically or by returning a completed Form of Proxy) the Chairman or another person as a proxy to vote on your behalf;

2.3

by appointing a proxy via the CREST System if you hold your shares in CREST. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other registered holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members.

3.

You may appoint the Chairman of the Company or another individual as your proxy. You may appoint a proxy by completing the enclosed Form of Proxy, making sure to sign and date the form at the bottom and return it to the Company’s Registrar, Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland not less than 48 hours before the time appointed for the holding of the meeting. If you are appointing someone other than the Chairman as your proxy, then you must fill in the name of your representative at the meeting in the space provided and delete the words “the Chairman of the meeting or” on the Form of Proxy. If you appoint the Chairman or another person as a proxy to vote on your behalf, please make sure to indicate how you wish your votes to be cast by ticking the relevant boxes on the Form of Proxy. Alternatively, you may appoint a proxy or proxies electronically, by logging on to the website of the Company’s Registrar at www.computershare.com/ie/voting/Greencore. You will need your shareholder identification number and your PIN number, which can be found on the lower section of your Form of Proxy.

4.

To be effective, the Form of Proxy together with any power of attorney or other authority under which it is executed, or a notarially certified copy thereof, must be deposited with the Registrar of the Company, Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland not less than 48 hours before the time appointed for the holding of the meeting.

5.

The Company, pursuant to Section 134A of the Companies Act, 1963 and Regulation 14 of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996, specifies that only those shareholders registered in the register of members of Greencore as at 5.00 p.m. on 29 January 2011 (or in the case of an adjournment as at the close of business on the day which is two days before the date of the adjourned meeting) shall be entitled to attend, speak, ask questions and vote at the meeting in respect of the number of shares registered in their names at the time. Changes in the register after that time will be disregarded in determining the right of any person to attend and/or vote at the meeting.

6.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the EGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST Proxy Instruction must be properly authenticated in accordance with Euroclear UK & Ireland Limited (“EUI”)’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Capita Registrars (CREST Participant ID 3RA50) by 11.00 a.m. on 29 January 2011 (or in the case of an adjournment, by 11.00 a.m. on the day which is two days before the adjourned meeting). For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Computershare is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996.

7.

If you or a group of shareholders hold at least three per cent. of the issued share capital of the Company, you or the group of shareholders acting together have the right to table a draft resolution for inclusion in the agenda of the EGM subject to any contrary provision in company law. In order to exercise this right, the full text of the draft resolution and the agenda item to which it relates(or, if supporting a draft resolution tabled by another shareholder, clearly identifying the draft resolution and agenda item which is being supported) and evidence of your identity and shareholding must be received no later than 21 days in advance of the EGM by post to the Company Secretary at Greencore Group plc, Company Secretary, No. 2 Northwood Avenue, Northwood Business Park, Santry, Dublin 9 or by email to contact.us@greencore.com. A draft resolution cannot be included in the EGM agenda unless the above requirements are complied with and received at either of these addresses by this deadline. Furthermore, shareholders are reminded that there are provisions in company law which impose other conditions on the right of shareholders to propose resolutions at the general meeting of a company.

8.

Pursuant to section 134C of the Companies Act 1963, shareholders have a right to ask questions related to items on the EGM agenda and to have such questions answered by the Company subject to any reasonable measures the Company may take to ensure the identification of shareholders. An answer is not required if

	(a)	an answer has already been given on the Company’s website in the form of a “Q&A” or

	(b)	it would interfere unduly with preparation for the meeting or the confidentiality or business interests of the Company or

	(c)	it appears to the Chairman that it is undesirable in the interests of good order of the meeting that the question be answered.

If you wish to submit a question in advance of the EGM, please send your question(s) in writing with evidence of your identity and shareholding to be received no later than 4 days in advance of the EGM by post to the Company Secretary at Greencore Group plc, Company Secretary, No. 2 Northwood Avenue, Northwood Business Park, Santry, Dublin 9, Ireland.

9.

Further information on the Company’s procedures for shareholders who wish to exercise the right to table a draft resolution relating to an item on the EGM agenda and the right to ask questions relating to an item on the agenda can be found on the dedicated EGM webpage at www.greencore.ie.

10.

The documents listed in paragraph 20 in Part VIII of the Circular to shareholders dated 22 December 2010 are available at www.greencore.com and/or may be inspected during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the registered office of the Company, No. 2 Northwood Avenue, Northwood Business Park, Santry, Dublin 9, up to and including the date of the EGM and at the EGM itself.

11.

This notice, details of the total number of shares and voting rights at the date of giving this notice, the documents to be submitted to the meeting, copies of any draft resolutions and copies of the forms to be used to vote by proxy are available on Greencore’s website at www.greencore.com. Should you not receive a Form of Proxy, or should you wish to be sent copies of the documents to be tabled to the meeting, you may request this by telephoning Greencore’s Registrar on +353 1 431 9832 or by writing to the Company Secretary at the address set out above.

SCHEDULE II

CONDITIONS AND CERTAIN FURTHER TERMS TO THE MERGER

1.	Conditions of the Merger

1.1

The Merger will be conditional upon the following conditions having been satisfied (or, where applicable, waived) and the Merger becoming effective by no later than 30 September 2011 (or such later date as Greencore and Northern Foods may agree, subject to the consent of the UK Panel):

(a)

Greencore Shareholders passing such resolutions at a Greencore Shareholder Meeting (or at any adjournment thereof) as are necessary to approve, implement and effect the Merger (as such resolutions may be set out in the Greencore Shareholder Circular, including a special resolution to approve the common draft terms of the Merger);

(b)

Northern Foods Shareholders having approved the common draft terms of the Merger by a majority in number representing not less than three-fourths in value of the Northern Foods ordinary shareholders (or the relevant class or classes thereof, if applicable) present and voting, either in person or by proxy, at the Northern Foods Shareholder Meeting and at any separate class meeting which may be required by the UK High Court or at any adjournment of any such meeting;

(c)

Northern Foods Shareholders passing such resolutions at a Northern Foods General Meeting (or any adjournment thereof) as Northern Foods and Greencore agree are necessary to implement and effect the Merger;

	(d)	the Irish High Court having issued a certificate evidencing its satisfaction that Greencore has complied with the pre-merger requirements under the Irish Cross-Border Mergers Regulations;

	(e)	the UK High Court having issued a certificate evidencing its satisfaction that Northern Foods has complied with the pre-merger requirements under the UK Cross-Border Mergers Regulations; and

	(f)	the Irish High Court making an order approving the completion of the Merger.

1.2

In addition, Greencore and Northern Foods have agreed that, subject to the provisions of paragraph 1.3 below, the Merger will be conditional upon the following conditions and, accordingly, the necessary actions to make the Merger effective will not be taken unless the following conditions (as amended if appropriate) have been satisfied or, where relevant, waived:

(a)

the UK Office of Fair Trading indicating, in terms reasonably satisfactory to Greencore and Northern Foods, that it is not the intention of the UK Office of Fair Trading to refer the proposed Merger or any matter arising therefrom or related thereto to the Competition Commission and the deadline for appealing the relevant decision to the Competition Appeal Tribunal having expired with no appeal having been lodged beforehand;

	(b)	one of the following events having occurred:

(i) the Irish Competition Authority informing the parties that it has determined under Section 21(2)(a) or Section 22(3)(a) of the Irish Competition Act that the Merger may be put into effect; or

(ii)

the period specified in Section 21(2) of the Irish Competition Act (as may be extended under Section 21(4) of the Irish Competition Act) having elapsed without the Irish Competition Authority having informed the parties of the determination (if any) which it has made under Section 21(2) of the Irish Competition Act in relation to the Merger; or

(iii)

the Irish Competition Authority informing the parties that it has determined under Section 22(3)(c) of the Irish Competition Act that the Merger may be put into effect subject to conditions specified by the Irish Competition Authority being complied with, and the conditions specified by the Irish Competition Authority being acceptable to Greencore and Northern Foods; or

(iv)

the period of four months after the appropriate date (as defined in Section 19(6) of the Irish Competition Act) having elapsed without the Irish Competition Authority having made a determination under Section 22 of the Irish Competition Act in relation to the Merger;

(c)

a prospectus being issued by Greencore and approved by the Irish Regulator or the UK Listing Authority, as the case may be, and, if necessary, the UK Listing Authority confirming receipt of a certificate from the Irish Regulator verifying that the prospectus has been drawn up in accordance with the relevant provisions of the Prospectus Directive (Directive 2003/71/EC);

(d)

the UK Listing Authority having agreed to admit the New Greencore Shares to listing on the premium segment of the Official List and such agreement not having been withdrawn. Under UK regulatory practice, there is no formal step of the UK Listing Authority agreeing in advance to admit shares to listing and the formal agreement to admit shares to listing is only given at the time the dealing notice is published (which occurs simultaneously with Admission). However, Greencore and Northern Foods have agreed that as between them and for the purposes of the Merger, this Condition will be satisfied following an acknowledgement by the UK Listing Authority following its listing hearing that the New Greencore Shares will be admitted to listing subject to the fulfilment of certain conditions;

(e)

the London Stock Exchange having agreed to admit the New Greencore Shares to trading on the main market for listed securities and such agreement not having been withdrawn. Under UK regulatory practice, there is no formal step of the London Stock Exchange agreeing in advance to admit shares to trading and the formal agreement to admit shares to trading is only given at the time the dealing notice is published (which occurs simultaneously with Admission). However, Greencore and Northern Foods have agreed that as between them and for the purposes of the Merger, this Condition will be satisfied following an acknowledgement by the London Stock Exchange, following its listing hearing, that the New Greencore Shares will be admitted to trading subject only to completion of the Merger and the New Greencore Shares being allotted;

(f)

in respect of either Greencore or Northern Foods, except as fairly disclosed in writing by one party to the other, or as publicly announced by such party prior to the date of the Announcement, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Relevant Wider Group is a party, or by or to which any such member or any of its assets may be bound, entitled or subject, which in consequence of the Merger or because of a change in the control or management of Greencore or Northern Foods or otherwise, could or might result in to an extent which is material in the context of the Relevant Wider Group as a whole:

(i)

any moneys borrowed by or any other indebtedness (actual or contingent) of, or grant available to any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow moneys or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii)

any such agreement, arrangement, licence, permit or instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or modified or affected or any obligation or liability arising or any action being taken or arising thereunder;

	(iii)	any assets or interests of any such member being or failing to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;

	(iv)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member;

(v)

the rights, liabilities, obligations or interests of any such member in, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;

	(vi)	the value of any such member or its financial or trading position or prospects being prejudiced or adversely affected;

	(vii)	any such member ceasing to be able to carry on business under any name under which it presently does so; or

	(viii)	the creation of any liability, actual or contingent, by any such member,

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Relevant Wider Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, could result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this condition where the same could or might be material in the context of the Relevant Wider Group as a whole;

(g)

no government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, court, trade agency, association, institution or any other body or person whatsoever in any jurisdiction (each a “Third Party”) having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or enacted, made or proposed any statute, regulation, decision or order, or having taken any other steps which would or might reasonably be expected to:

(i)

make the Merger void, unenforceable or illegal or directly or indirectly prohibit or otherwise materially restrict, restrain, frustrate, delay or interfere with the implementation of, or impose material additional conditions or obligations with respect to, or otherwise challenge, the Merger;

(ii)

require, prevent or materially delay the divestiture (or alter the terms of any proposed divestiture) by the Wider Greencore Group or the Wider Northern Foods Group of all or any substantial part of their respective businesses, assets or properties or impose any material limitation on their ability to conduct all or any part of their respective businesses and to own any of their respective assets or properties in each case to an extent which is material in the context of the Relevant Wider Group;

	(iii)	result in any member of the Wider Greencore Group or the Wider Northern Foods Group ceasing to be able to carry on their respective businesses under any name under which it is presently carried on;

(iv)

require any member of the Wider Greencore Group or of the Wider Northern Foods Group to acquire or offer to acquire any shares or other securities (or the equivalent) in any member of the Wider Greencore Group or any member of the Wider Northern Foods Group, other than as a result of the implementation of the Merger;

(v)

otherwise materially and adversely affect the business, assets, financial or trading position or profits of any member of the Wider Greencore Group or of the Wider Northern Foods Group to an extent which is material in the context of the Relevant Wider Group; or

(vi)

result in the refusal, withholding, suspension, withdrawal, cancellation, termination or modification in whole or in part of any licence, authority, permission or privilege held or enjoyed by any member of the Relevant Wider Group which is necessary for the proper carrying on of its business or the imposition of any conditions, restrictions or limitations upon such licence, authority, permission or privilege which would materially inhibit the exercise thereof, and all applicable waiting and other time periods during which any such Third Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any jurisdiction in respect of the Merger having expired, lapsed or been terminated;

(h)

all necessary filings having been made and all relevant waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated, in each case in respect of the Merger and all authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals (authorisations) necessary in any jurisdiction for or in respect of the Merger having been obtained in terms and in a form reasonably satisfactory to Greencore and Northern Foods from all appropriate Third Parties or from any persons or bodies with whom any member of the Wider Greencore Group or the Wider Northern Foods Group has entered into contractual arrangements (in each case where the absence of such authorisation would have a material adverse effect on the Relevant Wider Group taken as a whole) and such authorisations together with all authorisations necessary or appropriate for any member of the Wider Greencore Group or the Wider Northern Foods Group to carry on its business (where such business is material in the context of the Relevant Wider Group taken as a whole) remaining in full force and effect and there having been no notice to revoke, suspend or not renew any of the same and all statutory or regulatory obligations in any jurisdiction having been complied with;

(i)

in respect of either Greencore or Northern Foods, except as fairly disclosed in writing by one party to the other or as publicly announced by such party prior to the date of the Announcement, no member of its Relevant Wider Group having, since the date to which its most recent annual report and accounts were prepared:

(i)

save as between Greencore or Northern Foods, as applicable, and that company’s wholly-owned subsidiaries and save for ordinary shares issued pursuant to the exercise of options granted, or on vesting of awards, under the relevant Share Schemes, issued, authorised or proposed the issue of additional shares of any class;

(ii)

save as between Greencore or Northern Foods, as applicable, and that company’s wholly-owned subsidiaries and save for the grant of options or awards under the relevant Share Schemes, issued or agreed to issue, authorised or proposed the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

(iii)

other than to another member of its Group or to the extent otherwise agreed by Greencore and Northern Foods, recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise;

(iv)

save for intra-Group transactions, merged or demerged with any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest, in each case, other than in the ordinary course of business;

	(v)	save for intra-Group transactions, made or authorised or proposed or announced an intention to propose any change in its loan capital;

(vi)

issued, authorised or proposed the issue of any debentures or (save for intra-Group transactions), save in the ordinary course of business, incurred or increased any indebtedness or become subject to any contingent liability;

(vii)

been unable, or having admitted in writing that it is unable, to pay its debts or having stopped or suspended (or having threatened to do so) payment of its debts generally or having ceased, or having threatened to cease carrying on all or a substantial part of its business;

(viii)

purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital;

(ix)

entered into, implemented, effected or authorised, proposed or announced its intention to implement, any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in relation to itself or a member of its Relevant Wider Group otherwise than in the ordinary course of business;

(x)	entered into or changed the terms of any contract with any director or senior executive;

(xi)

entered into or varied or authorised, proposed or announced its intention to enter into or vary any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or could be materially restrictive on the businesses of any member of the Relevant Wider Group or which involves or could involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business and which is material in the context of the Relevant Wider Group taken as a whole;

(xii)

(other than in respect of a member which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed;

(xiii)

entered into any contract, transaction or arrangement which would be restrictive on the business of any member of the Relevant Wider Group or the Relevant Wider Group other than to a nature and extent which is normal in the context of the business concerned;

(xiv)	waived or compromised any claim otherwise than in the ordinary course of business;

(xv)

entered into any contract, commitment, arrangement or agreement otherwise than in the ordinary course of business or passed any resolution with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition;

(xvi)	made or agreed or consented to any change to:

	(1)	the terms of the trust deeds constituting the pension scheme(s) established by any member of the Relevant Wider Group for its directors, employees or their dependents;

	(2)	the contributions payable to any such scheme(s) or to the benefits which accrue or to the pensions which are payable thereunder;

	(3)	the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined; or

	(4)	the basis upon which the liabilities (including pensions) of such pension schemes are funded, valued or made; or

(xvii)

proposed, agreed to provide or modified the terms of any Share Scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the Relevant Wider Group, and, for the purposes of paragraphs (iii), (iv), (v) and (vi) of this condition, the term “Group” shall mean Greencore or Northern Foods, as applicable, and its wholly-owned subsidiaries;

(j)

in respect of either Greencore or Northern Foods, except as disclosed in its most recent annual report and accounts, as fairly disclosed in writing by one party to the other or as publicly announced prior to the date of the Announcement, since the date to which the annual report and accounts were prepared:

	(i)	no material adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of any member of the Relevant Wider Group;

(ii)

no litigation, arbitration proceedings, mediation proceedings, prosecution or other legal proceedings to which any member of the other party’s Relevant Wider Group is or may become a party (whether as a claimant, defendant or otherwise) and no investigation by any Third Party against or in respect of any member of the Relevant Wider Group having been instituted announced or threatened by or against or remaining outstanding in respect of any member of the Relevant Wider Group which in any such case might reasonably be expected materially to adversely affect any member of the Relevant Wider Group;

	(iii)	no contingent or other liability having arisen or become apparent to the other party which would be likely materially to adversely affect any member of the Relevant Wider Group; and

(iv)

no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Relevant Wider Group which is necessary for the proper carrying on of its business;

(k)

in respect of either Greencore or Northern Foods, except as fairly disclosed in its most recent annual report and accounts, or as publicly announced in accordance with the Listing Rules, Disclosure and Transparency Rules prior to the date of the Announcement, or as fairly disclosed in writing by one party to the other prior to the date of the Announcement, Greencore or Northern Foods not having discovered in relation to the other party and/or its Relevant Wider Group:

(i)

that any financial, business or other information concerning the Relevant Wider Group as contained in the information publicly disclosed at any time by or on behalf of any member of the Relevant Wider Group is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make that information not misleading, in each case which is material in the context of the Relevant Wider Group taken as a whole;

(ii)

that any member of the Relevant Wider Group or any partnership, company or other entity in which any member of the Relevant Wider Group has a significant economic interest and which is not a Subsidiary of Greencore or Northern Foods (as applicable) is subject to any liability (contingent or otherwise) which is material in the context of the Relevant Wider Group taken as a whole; or

(iii)

any information which affects the import of any information disclosed at any time by or on behalf of any member of the Relevant Wider Group and which is material in the context of the Relevant Wider Group taken as a whole;

(l)	Greencore or Northern Foods not having discovered that, in relation to the other party and/or its Relevant Wider Group:

(i)

any past or present member of the Wider Group has failed to comply with any and/or all applicable legislation or regulation, of any jurisdiction with regard to the use, storage, transport, treatment, handling, disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which disposal, spillage, release, discharge, leak or emission would be likely to give rise to any liability (actual or contingent) on the part of any member of the Relevant Wider Group which is material in the context of the Relevant Wider Group; or

(ii)

there is, or is likely to be, for that or any other reason whatsoever, any liability (actual or contingent) of any past or present member of the Relevant Wider Group to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the Relevant Wider Group, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction which is material in the context of the Relevant Wider Group.

1.3	Subject to the requirements of the UK Panel in accordance with the UK Code:

(a)

Greencore may only invoke the conditions set out in paragraphs 1.2(f) to (l) inclusive (other than paragraphs 1.2(g)(i) and (ii)) to the extent that the fact, matter or circumstance giving rise to the right to invoke such a condition relates to the Wider Northern Foods Group and Northern Foods may only invoke the conditions set out in paragraphs 1.2(f) to (l) inclusive to the extent that the fact, matter or circumstance giving rise to the right to invoke such a condition relates to the Wider Greencore Group;

(b)

Greencore and Northern Foods reserve the right jointly to waive, in whole or in part, the Conditions set out in paragraph 1.1(c) and 1.2 above, except for the Conditions set out in paragraphs 1.2(b) to 1.2(d) inclusive;

(c)

Greencore reserves the right to waive, in whole or in part, the Conditions set out in sub-paragraphs 1.2(f) to 1.2(l) (inclusive) (other than paragraphs 1.2(g)(i) and (ii)) of this Appendix, so far as they relate to Northern Foods, the Wider Northern Foods Group, or any member or part thereof; and

(d)

Northern Foods reserves the right to waive, in whole or in part, the Conditions set out in sub-paragraphs 1.2(f) to 1.2(l) (inclusive) (other than paragraphs 1.2(g)(i) and (ii)) of this Appendix, so far as they relate to Greencore, the Wider Greencore Group, or any member or part thereof.

Neither Greencore nor Northern Foods shall be under any obligation to waive or treat as satisfied any of the Conditions by a date earlier than the date on which the Conditions in sub-paragraphs 1.1(a) to 1.1(c) are satisfied or waived (as the case may be in respect of sub-paragraph 1.1(c)), whichever is later, notwithstanding that the other Conditions may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Conditions may not be capable of fulfilment.

1.4

If Greencore is required by the UK Panel to make an offer for Northern Foods Shares under the provisions of Rule 9 of the UK Code, Greencore and Northern Foods may make such alterations to any of the above Conditions as are necessary to comply with the provisions of that Rule.

1.5

Greencore and Northern Foods reserve the right to elect (with the consent of the UK Panel and/or the Irish Panel, as the case may be) to implement the Merger by way of a takeover offer (as defined in Part 28 of the Companies Act 2006) and/or by way of a scheme of arrangement pursuant to Part 26 of the Companies Act 2006 and/or pursuant to section 201 of the Companies Act 1963 as they may determine in their absolute discretion. In such event, such offer(s) or scheme of arrangement(s) will be implemented on the same terms, so far as applicable, as those which would apply to the Merger, subject to appropriate amendments to reflect the change in method of effecting the Merger, including in the case of any offer (without limitation and subject to the consent of the UK Panel and the Irish Panel, as the case may be) an acceptance condition set at 90 per cent. (or such lesser percentage, being more than 50 per cent., as Greencore and Northern Foods may decide): (i) in nominal value of the shares to which such offer relates; (ii) of the voting rights attached to those shares; and (iii) of the voting rights normally exercisable at a General Meeting of Greencore and/or Northern Foods, as the case may be, including, for this purpose, any such voting rights attaching to the relevant shares that are unconditionally allotted or issued before any takeover offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise.

1.6

The Merger will lapse and will not become effective if, after the date of the Announcement, it is referred to the Competition Commission before the Greencore Shareholder Meeting or the Northern Foods Shareholders Meeting, whichever is earlier (or, if the Merger is to be made by way of an Offer, as defined by the UK Code, before 3.00 p.m. on the first closing date of the Offer or the date on which the Offer becomes or is declared unconditional as to acceptances, whichever is the later).

1.7

This Merger will be governed by Irish and English law and be subject to the jurisdiction of the Irish and English courts, to the Conditions set out below and in the formal Merger Document. The Merger will comply with the applicable rules and regulations of the UK Financial Services Authority, the London Stock Exchange and the UK Code, and the Central Bank of Ireland and Irish Stock Exchange and the Irish Takeover Rules.

2.	Certain further terms of the Merger

2.1

Fractions of New Greencore Shares will not be allotted or issued to persons accepting the Merger. Fractional entitlements to New Greencore Shares will be aggregated and sold in the market and the net proceeds of sale retained for the benefit of Essenta Foods. Northern Foods Shareholders holding one or two Northern Foods Shares will be subject to the arrangements described in paragraph 2.3 below.

2.2	The Merger shall be subject to any prohibition or condition imposed by law. In that regard:

	(a)	persons who are not resident in the United Kingdom or the Republic of Ireland should inform themselves about and observe any applicable requirements;

(b)

without prejudice to the generality of the foregoing, if, in respect of any Overseas Shareholder (or any person whom Greencore or Northern Foods reasonably believes to be an Overseas Shareholder), Greencore and/or Northern Foods is advised that the allotment and/or the issue of New Greencore Shares pursuant to the Merger would or might infringe the laws of any jurisdiction outside Ireland or the United Kingdom or would or might require Greencore and/or Northern Foods to obtain any governmental or other consent or effect any registration, filing or other formality with which Greencore and/or Northern Foods is unable to comply or compliance with which Greencore and/or Northern Foods regards as unduly onerous or, in either case, Greencore and/or Northern Foods considers that to determine the same is not possible or is a matter which Greencore and/or Northern Foods regards as unduly onerous or disproportionate given the number of Northern Foods Shareholders resident or domiciled in that jurisdiction, then Greencore and Northern Foods reserve the right to procure that immediately prior to the Merger Record Time, Northern Foods Shares which are held by any such Northern Foods Shareholders will be transferred to a nominee resident in the United Kingdom or Ireland for the benefit of such Northern Foods Shareholders (if any) so that, upon the Merger becoming effective, such nominee will receive New Greencore Shares on behalf of such Overseas Shareholders on the basis of the Exchange Ratio and on terms that such New Greencore Shares shall be sold by such nominee on behalf of each such Overseas Shareholder at the best price which can reasonably be obtained at the time of sale and the proceeds of such sale shall (after the deduction of all expenses and commissions, but (for the avoidance of doubt) without any deduction for amounts in respect of value added tax (if any) or stamp duty which, in either case, is payable in respect of such sale by the purchaser of such New Greencore Share) be paid to such Overseas Shareholder;

(c)

none of Greencore, Northern Foods, any such nominee or any broker or agent of any of them shall have any liability (save in the case of fraud) for any loss arising as a result of the timing or terms of any such sale; and

	(d)	Northern Foods and Greencore anticipate that certain amendments will be proposed to Northern Foods’ articles of association prior to the Merger Record Time to facilitate such arrangements.

2.3

Northern Foods Shares which are held by each Northern Foods Shareholder holding one or two Northern Foods Shares will be transferred to a nominee resident in the United Kingdom or Ireland for the benefit of such Northern Foods Shareholders (if any) so that, upon the Merger becoming effective, such nominee will receive New Greencore Shares on the basis of the Exchange Ratio and on terms that such New Greencore Shares shall be sold by such nominee on behalf of each such Northern Foods Shareholder at the best price which can reasonably be obtained at the time of sale and the gross proceeds of such sale shall be paid to such Northern Foods Shareholder (without any deduction for any costs or expenses of sale). None of Greencore, Northern Foods, any such nominee or any broker or agent of any of them shall have any liability (save in the case of fraud) for any loss arising as a result of the timing or terms of any such sale. Northern Foods and Greencore anticipate that certain amendments will be proposed to Northern Foods’ articles of association prior to the Merger Record Time to facilitate such arrangements.

2.4

Copies of the Announcement and documentation relating to the Merger will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone, internet or e-mail) of interstate or foreign commerce of, or of any facility of a national securities exchange of any jurisdiction prohibiting any such action.

2.5

The New Greencore Shares will be issued credited as fully paid and will rank pari passu in all respects with the existing Greencore Shares, with the right to receive and retain any final or interim dividend which may be declared in respect of a record date falling after the date of completion of the Merger.

2.6

If the Merger becomes effective, all of Northern Foods’ assets and liabilities will be transferred to Greencore and Northern Foods will be dissolved without going into liquidation. In exchange for the transfer of these assets and liabilities, Northern Foods Shareholders will receive the New Greencore Shares on the basis of the Exchange Ratio.

SCHEDULE III

17 NOVEMBER 2010

DIRECTORS’ REPORT

DIRECTORS’ EXPLANATORY REPORT

MERGER BETWEEN GREENCORE GROUP PLC AND NORTHERN FOODS PLC
TO CREATE ESSENTA FOODS PLC

1.	Introduction

On 17 November 2010 the Boards of Greencore Group plc and Northern Foods plc, two of the leading food manufacturers in the UK and Ireland, announced that they had reached agreement on the terms of a recommended merger of equals to create Essenta Foods plc.

The Merger, which will be effected under the European cross-border mergers regime, will be carried out as a “merger by absorption” for the purposes of the UK Cross-Border Mergers Regulations and a “merger by acquisition” for the purposes of the Irish Cross-Border Mergers Regulations. It will result in Northern Food’s assets and liabilities being transferred to Greencore by order of the Irish High Court and Northern Foods Shareholders receiving New Greencore Shares in consideration for this transfer.

Following completion of the Merger, Greencore will be renamed Essenta Foods and will remain domiciled and tax resident in Ireland, with its registered and corporate head office in Dublin and a UK operational centre in Yorkshire. Essenta Foods will be admitted to the premium segment of the Official List of the UKLA and its shares (comprising the Existing Greencore Shares and New Greencore Shares) will be traded on the London Stock Exchange’s main market for listed securities and quoted in pounds sterling. Essenta Foods will not retain Greencore’s existing listing on the Irish Stock Exchange and accordingly Greencore intends to seek cancellation of this listing with effect from the date of completion of the Merger. In due course, it is expected that Essenta Foods will consider applying for a secondary listing on the Irish Stock Exchange in accordance with Chapter 11 of the Irish Listing Rules. Following discussions with FTSE, it is anticipated that Essenta Foods will be included in the FTSE UK Index Series with immediate effect on completion of the Merger. It is expected that Essenta Foods will have a March financial year end and will report on the basis of a 52/53 week financial year in pounds sterling.

This document comprises the Greencore directors’ explanatory report in respect of the Merger, prepared in accordance with Regulation 6 of the Irish Cross-Border Mergers Regulations which requires that the Greencore Directors draw up an explanatory report explaining the implications of the Merger for members, creditors and employees of Greencore, and the legal and economic grounds for the draft terms of the Merger. Copies of this report are available for inspection at Greencore’s registered office at No. 2 Northwood Avenue, Northwood Business Park, Santry, Dublin 9 and on Greencore’s website at www.greencore.com.

2.	Definitions

In this report the following defined terms shall have the meanings ascribed to them hereto:

“Admission”	means the admission of the New Greencore Shares to listing on the premium segment of the official list of the UKLA and to trading on the London Stock Exchange’s main market for listed securities;

“Alternative Transaction”

means, in relation to either of Northern Foods or Greencore (each a “Party”), any offer, scheme of arrangement, merger or other business combination, or similar transaction which is proposed by a third party which is not acting in concert with the other Party, including any revisions thereof, and the purpose of which is to enable that third party (or any other person) to acquire, directly or indirectly (including through a subscription for new shares), all or a significant proportion

(being 30 per cent. or more when aggregated with the shares already held by the third party and anybody acting in concert with that third party) of the share capital of that Party, or any arrangement or transaction classified as a class one transaction under the Listing Rules or any other similar arrangement or similar transaction or series of the same which is materially inconsistent with the implementation of the Merger;

“Announcement”	means the announcement of the Merger published jointly by Greencore and Northern Foods on 17 November 2010;

“Board”	means board of directors;

“Business Day”	means any day (other than a Saturday or Sunday) on which banks generally are open for business in London (other than solely for settlement and trading in euro);

“Combined Group”	means the combined Wider Northern Foods Group and Wider Greencore Group;

“Common Draft Terms”	means the common draft terms of the Merger prepared in accordance with Regulation 5 of the Irish Cross-Border Mergers Regulations;

“Companies Act 1963”	means the Irish Companies Act 1963, as amended;

“Companies Act 2006”	means the UK Companies Act 2006, as amended;

“Conditions”	means the terms and conditions to the Merger set out in Appendix I of the Announcement;

“Essenta Foods”	means Greencore, to be renamed Essenta Foods plc following completion of the Merger;

“European Cross-Border Mergers Directive”	means the Directive on Cross-Border Mergers of Limited Liability Companies (2005/56/EC);

“Exchange Ratio”	means 0.4479 of a New Greencore Share for every Northern Foods Share;

“Existing Greencore Shares”	means Greencore Shares excluding any New Greencore Shares;

“FTSE”	means the FTSE Group, a provider of stock market indices for the London Stock Exchange;

“FTSE UK Index Series”

means the series of indices which may be open, according to various criteria published by FTSE, to companies whose shares are admitted to the premium segment of the Official List and to trading on the main market of the London Stock Exchange;

“Greencore”	means Greencore Group plc;

“Greencore Board”	means the board of directors of Greencore;

“Greencore Directors”	means the board of directors of Greencore, and “Greencore Director” means any one of them;

“Greencore Group”	means Greencore and its Subsidiary Undertakings;

“Greencore Shareholder Document”

means the Greencore circular to be sent (or made available online) to Greencore Shareholders in connection with the proposed Merger which will include, inter alia, the draft terms of Merger and this directors’ explanatory report;

“Greencore Shareholders”	means the holders of Greencore Shares from time to time;

“Greencore Shareholder Meeting”	means the extraordinary general meeting of Greencore Shareholders to be convened to approve the Merger;

“Greencore Shares”	means ordinary shares in the capital of Greencore (including, where the context requires, the New Greencore Shares);

“Greencore Share Schemes”

means any of: (a) the Greencore Executive Share Option Scheme; (b) the Greencore Approved Sharesave Scheme; (c) the Greencore UK Share Save Scheme 2001; (d) the Greencore Performance Share Plan 2005; and (e) the Greencore Deferred Bonus Plan 2007;

“Greencore Voting Record Time”	means the time and date by reference to which the entitlement of Greencore Shareholders to vote on the Merger at the Greencore Shareholders Meeting will be determined;

“Implementation Agreement”	means the implementation agreement entered into between Greencore and Northern Foods on 17 November 2010, details of which are set out herein;

“Irish Competition Act”	means the Irish Competition Act 2002 (as amended);

“Irish Competition Authority”	means the Competition Authority, being the competition law regulatory body in Ireland;

“Irish Cross-Border Mergers Regulations”	means the European Communities (Cross-Border Mergers) Regulations 2008 which implements the European Cross-Border Mergers Directive within Ireland (S.I. 157 of 2008);

“Irish Financial Regulator”	means the Central Bank of Ireland;

“Irish High Court”	means the High Court of Ireland;

“Irish Stock Exchange”	means The Irish Stock Exchange Limited or its successor(s);

“Listing Rules”	means the listing rules and regulations made by the UKLA under the Financial Services and Markets Act 2000, as amended form time to time;

“London Stock Exchange”	means the London Stock Exchange plc or its successor(s);

“Merger”

means the merger of Greencore and Northern Foods to be effected by way of a “merger by acquisition” pursuant to the provisions of the Irish Cross-Border Mergers Regulations and a “merger by absorption” pursuant to the provisions of the UK Cross-Border Mergers Regulations;

“Merger Effective Date”	means the effective date of the Merger, as determined by the Irish High Court pursuant to Regulation 14(4) of the Irish Cross-Border Mergers Regulations;

“Merger Effective Time”

means the time on the Merger Effective Date at which the Merger becomes effective, being the time specified in the order issued by the Irish High Court pursuant to Regulation 14(1) of the Irish Cross-Border Mergers Regulations;

“Merger Record Time”	means 6.00 p.m. on the Business Day before the Merger Effective Date;

“Northern Foods”	means Northern Foods plc;

“Northern Foods Directors”	means the directors of Northern Foods, and “Northern Foods Director” means any one of them;

“Northern Foods Group”	means Northern Foods and its Subsidiary Undertakings;

“Northern Foods Shareholder Document”

means the document to be sent to Northern Foods Shareholders in connection with the proposed Merger which will include, inter alia, the draft terms of Merger and Northern Foods directors’ explanatory report;

“Northern Foods Shareholders”	means the holders of Northern Foods Shares from time to time;

“Northern Foods Shares”	means ordinary shares in the capital of Northern Foods;

“Northern Foods Share Schemes”

any of (a) the Northern Foods Savings-Related Share Option Scheme 2007; (b) the Irish Savings-Related Share Option Scheme 2007; (c) the Northern Foods Long Term Incentive Plan 1997; (d) the Northern Foods Share Option Plan 2004; (e) the Northern Foods Performance Share Plan 2007; (f) the Share Award Agreement 2007 and (g) the Share Award Agreement 2009;

“New Greencore Shares”	means the new Greencore Shares to be issued to Northern Foods Shareholders pursuant to the terms of the Merger;

“Official List”	means the official list maintained by the UKLA;

“Overseas Shareholder”

means a holder of Northern Foods Shares who is a citizen, resident or national of any jurisdiction outside of Ireland or the United Kingdom or holding on behalf of a person who is a citizen, resident or national of any jurisdiction outside Ireland or the United Kingdom;

“Prospectus Directive”

means the Directive of the European Parliament and of the Council of 4 November 2003 on the prospectus to be published when securities are offered to the public or admitted to trading and amending Directive 2001/34/EC (Directive 2003/71/EC);

“Subsidiary Undertaking”	(a) in relation to Greencore, has the same meaning as in Regulation 4 of the European Communities (Companies: Group Accounts) Regulations 1992 of Ireland; and

(b) in relation to Northern Foods, has the same meaning as in section 1162 of the Companies Act 2006 of the UK;

“UK Code”	means the UK’s City Code on Takeovers and Mergers;

“UK Competition Appeal Tribunal”	means the judicial body known as the Competition Appeal Tribunal as established under section 12 and schedule 2 of the Enterprise Act 2002;

“UK Competition Commission”	means the body corporate known as the Competition Commission as established under section 45 of the Competition Act 1998, as amended;

“UK Court”	means the High Court of Justice in England and Wales;

“UK Cross-Border Mergers Regulations”	means the Companies (Cross-Border Mergers) Regulations 2007 which implement the European Cross-Border Mergers Directive within the United Kingdom (S.I. 2974 of 2007);

“UKLA”	means the UK Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;

“UK Panel”	means the UK’s Panel on Takeovers and Mergers;

“Wider Greencore Group”

means Greencore and its Subsidiary Undertakings, associated undertakings and any other undertakings in which Greencore and such undertakings (aggregating their interests) have a significant interest; and

“Wider Northern Foods Group”

means Northern Foods and its Subsidiary Undertakings, associated undertakings and any other undertakings in which Northern Foods and such undertakings (aggregating their interests) have a significant interest.

3.	The Merger

The Merger will be effected under the cross-border mergers regime provided for under the European Cross-Border Mergers Directive and will be carried out as a “merger by absorption” for the purposes of the UK Cross-Border Mergers Regulations and a “merger by acquisition” for the purposes of the Irish Cross-Border Mergers Regulations.

It will result in Northern Foods’ assets and liabilities being transferred to Greencore by order of the Irish High Court and Northern Foods Shareholders receiving New Greencore Shares in consideration for this transfer.

Greencore will be renamed Essenta Foods, will remain domiciled and tax resident in Ireland, and will be admitted to the premium segment of the Official List of the UKLA and its shares (comprising the Existing Greencore Shares and New Greencore Shares) will be traded on the London Stock Exchange’s main market for listed securities and quoted in pounds sterling.

If the Merger becomes effective, Northern Foods Shareholders will receive 0.4479 of a New Greencore Share for every Northern Foods Share held by them. On this basis, Greencore Shareholders and Northern Foods Shareholders will each hold approximately 50 per cent. of the enlarged, fully diluted, share capital of the Combined Group.

The Merger is subject to the Conditions. Amongst other matters, the Merger is conditional upon:

•	the approval by the requisite majorities of the Northern Foods Shareholders and Greencore Shareholders;

•	the Irish High Court certifying that Greencore has complied with the pre-merger requirements under the Irish Cross-Border Mergers Regulations;

•	the UK Court certifying that Northern Foods has complied with the pre-merger requirements under the UK Cross-Border Mergers Regulations;

•

the UK Office of Fair Trading indicating (in terms reasonably satisfactory to Greencore and Northern Foods) that it does not intend to refer the proposed Merger or any related matter to the UK Competition Commission;

•

the Irish Competition Authority determining that the Merger may be put into effect (or, as the case may be, not determining to the contrary within the relevant statutory time periods) in accordance with the provisions of the Irish Competition Act;

•

a prospectus being issued by Greencore and approved by the Irish Financial Regulator or the UKLA, as the case may be, and, if necessary, the UKLA confirming receipt of a certificate from the Irish Financial Regulator verifying that the Prospectus has been drawn up in accordance with the relevant provisions of the Prospectus Directive;

•

the UKLA having agreed to admit the New Greencore Shares to listing on the premium segment of the Official List and such agreement not having been withdrawn. Under UK regulatory practice, there is no formal step of the UKLA agreeing in advance to admit shares to listing and the formal agreement to admit shares to listing is only given at the time the dealing notice is published (which occurs simultaneously with Admission). However, Greencore and Northern Foods have agreed that as between them and for the purposes of the Merger this condition will be satisfied following an acknowledgement by the UKLA following its listing hearing that the New Greencore Shares will be admitted to listing subject to the fulfilment of certain conditions;

•

the London Stock Exchange having agreed to admit the New Greencore Shares to trading on the main market for listed securities and such agreement not having been withdrawn. Under UK regulatory practice, there is no formal step of the London Stock Exchange agreeing in advance to admit shares to trading and the formal agreement to admit shares to trading is only given at the time the dealing notice is published (which occurs simultaneously with Admission). However, Greencore and Northern Foods have agreed that as between them and for the purposes of the Merger this condition will be satisfied following an acknowledgement by the London Stock Exchange, following its listing hearing, that the New Greencore Shares will be admitted to trading subject only to the Merger becoming effective and the New Greencore Shares being allotted;

•	the conditions that are not otherwise identified above being satisfied or waived on or before the Irish High Court hearing approving the completion of the Merger; and

•	the Irish High Court approving the completion of the Merger.

Application will be made to the UKLA for the New Greencore Shares to be admitted to the Official List and to the London Stock Exchange for the New Greencore Shares to be admitted to trading on the London Stock Exchange’s market for listed securities. It is expected that admission will become effective and that dealings for normal settlement in New Greencore Shares will commence shortly following the Merger Effective Date in accordance with the approval of the Irish High Court.

The New Greencore Shares will, when issued, be fully paid and rank pari passu in all respects with the existing Greencore Shares, including, where the record date for determining entitlements is on or after the date of issue of the New Greencore Shares, the right to all dividends and other distributions (if any) declared, made or paid by Essenta Foods.

The Merger will be governed by Irish law and English law and will be subject to the jurisdiction of the Irish courts and the English courts. The Merger will be subject to the applicable requirements of the UK Code, the UK Panel, the London Stock Exchange, the UKLA, the Irish Takeover Panel, the Irish Stock Exchange and the Irish Financial Regulator.

4.	Legal grounds for the draft terms of Merger

Background

This document has been drawn up in accordance with the Irish Cross-Border Mergers Regulations. The Irish Cross-Border Mergers Regulations and the UK Cross-Border Mergers Regulations implement the European Cross-Border Mergers Directive. The European Cross-Border Mergers Directive facilitates mergers of companies incorporated in different European Union or European Economic Area member states.

The Merger will be carried out as a “merger by absorption” for the purposes of the UK Cross-Border Mergers Regulations and a “merger by acquisition” for the purposes of the Irish Cross-Border Mergers Regulations.

Greencore shall participate in the Merger as the “successor company” for the purposes of the Irish Cross-Border Mergers Regulations and as the “transferee company” for the purposes of the UK Cross-Border Mergers Regulations.

Northern Foods shall participate in the Merger as the “transferor company” for the purposes of the Irish Cross-Border Mergers Regulations and the UK Cross-Border Mergers Regulations.

Conditions under the Irish Cross-Border Mergers Regulations and the UK Cross-Border Mergers Regulations

Under the Irish Cross-Border Mergers Regulations and the UK Cross-Border Mergers Regulations, Greencore and Northern Foods must meet certain conditions before the Merger can occur. Greencore and Northern Foods will draw up Common Draft Terms and each of them is required to prepare a directors’ explanatory report. An independent expert’s report is also being prepared by Ernst & Young Chartered Accountants (a partnership established under the laws of Ireland) for Greencore and Northern Foods.

In Ireland, Greencore is obliged to deliver the Common Draft Terms, together with a notice in the form of Form CBM1, to the Irish Registrar of Companies. Notice of delivery of these documents to the Irish Registrar of Companies will be published in two national newspapers in Ireland and the Irish Companies Registration Office Gazette. In the UK, Northern Foods is obliged to deliver the Common Draft Terms and a copy of the court order convening a meeting of members, together with a notice in the form of Form CBM01, to the UK Registrar of Companies. Notice of delivery of these documents to the UK Registrar of Companies must be published in the London Gazette.

The proposal to effect the Merger will be put to the Northern Foods Shareholders for approval, as required by the UK Cross-Border Mergers Regulations, and to the Greencore Shareholders for approval, as required by the Irish Cross-Border Mergers Regulations.

Once Greencore has complied with the conditions applicable to it under the Irish Cross-Border Mergers Regulations, it will apply to the Irish High Court for a pre-merger certificate confirming compliance with these conditions. Once Northern Foods has complied with the conditions applicable to it under the UK Cross-Border Mergers Regulations, it will apply to the UK Court for the issue of a similar pre-merger certificate.

Pursuant to Recital 7 and Article 12 of the European Cross-Border Mergers Directive, the monitoring of the completion and legality, as well as the timing of the effectiveness of a cross-border merger is determined by the national law that is applicable to the surviving company. Accordingly, the monitoring of the completion and legality, as well as the timing of the effectiveness, of the Merger is governed by Irish law because the surviving company (Greencore, which will be renamed Essenta Foods upon completion of the Merger) is a limited liability company incorporated under Irish law. Following the issue of the pre-merger certificates referred to above, Greencore and Northern Foods will apply to the Irish High Court for an order approving the Merger and setting the Merger Effective Date and the Merger Effective Time. The Merger therefore becomes effective on the date specified in the order made by the Irish High Court pursuant to Regulation 14(4) of the Irish Cross-Border Mergers Regulations.

Conditions

In addition to the conditions outlined immediately above, completion of the Merger is conditional upon the Conditions to the extent such Conditions are not waived by the relevant party or parties.

Effectiveness of the Merger

The granting of a court order by the Irish High Court (pursuant to Regulation 14(1) of the Irish Cross-Border Mergers Regulations) approving the Merger has the effect that the business of Northern Foods, including all its assets and liabilities on the Merger Effective Date, will be transferred to Greencore by operation of law in accordance with Regulation 19 of the Irish Cross-Border Mergers Regulations and Article 14 of the European Cross-Border Mergers Directive.

As a matter of law, on the Merger Effective Date, the consequences of the Merger will be that:

•	at the Merger Effective Time, all of the assets and liabilities of Northern Foods will be transferred to Greencore;

•	at the Merger Effective Time, the rights and obligations arising from the contracts of employment of Northern Foods will be transferred to Greencore;

•

each Northern Foods Shareholder whose name appears in the register of members of Northern Foods at the Merger Record Time will receive 0.4479 of a New Greencore Share for every Northern Foods Share held at the Merger Record Time, subject to the terms and conditions set out in the Common Draft Terms;

•	Northern Foods will be dissolved without going into liquidation;

•	at the Merger Effective Time, all legal proceedings pending by or against Northern Foods shall be continued with Greencore as a party in substitution for Northern Foods;

•

at the Merger Effective Time, every contract, agreement or instrument to which Northern Foods is a party shall, notwithstanding anything to the contrary contained in that contract, agreement or instrument, be construed and have effect as if:

	–	Greencore had been a party thereto instead of Northern Foods,

	–	for any reference (however worded and whether express or implied) to Northern Foods there were substituted a reference to Greencore, and

–

any reference (however worded and whether express or implied) to the directors, officers, representatives or employees of Northern Foods, or any of them, were, respectively, a reference to the directors, officers, representatives or employees of Greencore or to such director, officer, representative or employee of Greencore as Greencore nominates for that purpose or, in default of nomination, to the director, officer, representative or employee of Greencore who corresponds as nearly as may be to the first-mentioned director, officer, representative or employee;

•

at the Merger Effective Time, every contract, agreement or instrument to which Northern Foods is a party will become a contract, agreement or instrument between Greencore and the counterparty with the same rights, and subject to the same obligations, liabilities and incidents (including rights of set-off), as would have been applicable thereto if that contract, agreement or instrument had continued in force between Northern Foods and the counterparty, and any money due and owing (or payable) by or to Northern Foods under or by virtue of any such contract, agreement or instrument shall become due and owing (or payable) by or to Greencore instead of Northern Foods; and

•

an offer or invitation to treat made to or by Northern Foods before the Merger Effective Date shall be construed and have effect, respectively, as an offer or invitation to treat made to or by Greencore.

5.	Economic Grounds for the draft terms of Merger

Background

The Merger will bring together two established convenience food companies to create a significant operator in the UK convenience food sector. Following the successful restructurings of the respective businesses and the significant progress made in improving their operating performance and strength of their balance sheets, the Boards of Greencore and Northern Foods believe that they are in a strong position from which to combine their respective businesses and create a convenience foods business with combined annual sales of approximately £1.7 billion.

Greencore and Northern Foods have long track records of operating successfully in the UK convenience food sector. Both companies recognise the importance of delivering high quality products, continued innovation, maintaining strong standards of service, and improving efficiency.

Strong combined portfolio and assets

The Boards of Greencore and Northern Foods believe that the Merger will:

•	combine two highly complementary UK businesses to create a business with a well balanced product portfolio and an attractive customer base which includes all major UK food retailers;

•	create a substantial operator in two of the most attractive convenience food categories:

	–	food-to-go: including sandwiches, salads and sushi; and

	–	chilled ready meals;

•	combine significant positions in the UK in the manufacture of quiches, pizzas, pies, chilled sauces and soups, private label cooking sauces and selected cakes and desserts segments;

•

create a portfolio which includes strong brands in biscuits (Fox’s), frozen pizza (Goodfella’s), selected Irish frozen brands (Donegal Catch and Green Isle) and licences to manufacture brands including Weight Watchers; and

•	offer the potential for growth in the US on the back of Greencore’s US chilled prepared food business.

The Combined Group will benefit from strong market positions in growing segments of the market such as sandwiches and ready meals, which in the UK have experienced 9.8 per cent. and 7.7 per cent. market growth respectively in the last year. Greencore and Northern Foods have invested significantly in their respective businesses in recent years and consequently the Combined Group will have sufficient capacity to support further market growth in these and other segments of the market. The Combined Group will have a high quality asset base through the UK, Ireland and the US with 33 facilities in the UK, 8 facilities in Ireland and 2 facilities in the US. The Boards of Greencore and Northern Foods believe that the Merger will provide the platform to support continued investment in innovation for the benefit of both customers and shareholders.

Blue-chip customer base

The Boards of Greencore and Northern Foods expect the Merger will:

•

combine broad customer bases with strong relationships – the customer bases of Northern Foods and Greencore are highly complementary, with minimal customer overlap in the key growth categories of food-to-go and chilled ready meals; and

•

help deepen relationships with the Combined Group’s key customers, while introducing new distribution channels to both businesses and providing opportunities to distribute a wider range of products into a broader customer base.

Synergies

The Boards of Greencore and Northern Foods believe that the Combined Group will be able to achieve annual cost synergies of approximately £40 million.13 These synergies are expected to comprise approximately £15 million from overhead cost savings, approximately £20 million from purchasing and supply chain improvements and approximately £5 million from financing and tax efficiencies.

The Boards of Greencore and Northern Foods believe that at least half of these synergies will be realised in the first 12 months after completion of the Merger, rising to approximately 90 per cent. in the second year after completion of the Merger with the full amount of synergies being realised in the third year after completion of the Merger. It is expected that realisation of these synergies will incur one-off cash costs of approximately £45 million, of which approximately two-thirds would be incurred in the first 12 months after completion of the Merger, with the balance in the following year. Further details of the bases of calculations of these expected synergies are set out in the Appendix of this report.

In addition to these cost synergies, the Boards of Greencore and Northern Foods believe that the Merger will provide an opportunity to achieve certain revenue synergies through leveraging distribution channels, brands, product portfolios and research and development capability across the Combined Group.

Increased financial strength

Following the completion of the Merger, Essenta Foods will have a strong credit profile which will facilitate greater financial and strategic flexibility for the future. Greencore and Northern Foods have together negotiated a £450 million 5 year bank revolving credit facility for the Combined Group to replace existing banking facilities. This, together with the existing US private placement notes issued by Northern Foods and Greencore (which mature between 2012 and 2020), will form a strong capital structure for Essenta Foods in the future.

In addition, Essenta Foods expects to receive an investment grade issuer rating (BBB low with stable trend) from the DBRS rating agency which the Boards of Greencore and Northern Foods believe will allow the Combined Group to access a range of financing options going forward.

6.	Inducement fee/Implementation Agreement

Northern Foods and Greencore have entered into the Implementation Agreement which provides, inter alia, for the implementation of the Merger and related matters in accordance with an agreed indicative timetable. It contains certain assurances and confirmations between the parties, including provisions to implement the Merger and to achieve satisfaction of the Conditions on a timely basis and undertakings regarding the conduct of the Northern Foods Group and the Greencore Group prior to the completion of the Merger.

Northern Foods and Greencore have agreed that, following the approval of the Merger and certain matters relating to its implementation by Northern Foods Shareholders and Greencore Shareholders, they will waive all Conditions then outstanding other than the Conditions set out in sub-paragraphs 1.1(d) to (f) inclusive and 1.2 (a) to (e) inclusive of Appendix I to the Announcement. However, neither Greencore nor Northern Foods shall be under any such obligation to the extent that the UK Panel has,

13

These statements of estimated cost savings and synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the cost savings and synergies referred to may not be achieved, or those achieved could be materially different from those estimated. Neither this statement nor any other statement in this document should be construed as a profit forecast or interpreted to mean that Essenta Foods’ earnings in the first full year following the Merger, or in any subsequent period, would necessarily match or be greater than or be less than those of Greencore and/or Northern Foods for the relevant preceding financial period or any other period.

prior to that time, consented to the invoking of a Condition so as to allow the withdrawal or lapse of the Merger.

The Implementation Agreement terminates in certain circumstances, including:

•

upon service of a written notice by Greencore on Northern Foods if Northern Foods’ directors do not recommend the Merger to the Northern Foods Shareholders in the Northern Foods Shareholder Document or if the Northern Foods Board at any time withdraws, qualifies or adversely modifies its recommendation, without the prior consent of Greencore;

•

upon service of a written notice by Northern Foods on Greencore if Greencore’s directors do not recommend the Merger to the Greencore Shareholders in the Greencore Shareholder Document or if the Greencore Board at any time withdraws, qualifies or adversely modifies its recommendation, without the prior consent of Northern Foods;

•

if certain other transactions (being, broadly, competing transactions which are materially inconsistent with the implementation of the Merger) become or are declared wholly unconditional, become effective or are otherwise completed; or

•	if the Merger has not become effective by 30 September 2011.

The Implementation Agreement includes a mutual break fee of £1,834,600 which would be payable:

•	by Greencore if:

–

(i) the Greencore Shareholder Document does not contain the recommendation of the Merger by the Greencore Board or (ii) the Greencore Board at any time withdraws, qualifies or adversely modifies its recommendation of the Merger, without the prior consent of Northern Foods and the Merger fails to complete; or

–

an Alternative Transaction in relation to Greencore is announced prior to the termination of the Implementation Agreement and (at any time) becomes or is declared wholly unconditional, becomes effective or is otherwise completed;

•	by Northern Foods if:

–

(i) the Northern Foods Shareholder Document does not contain the recommendation of the Merger by the Northern Foods Board or (ii) the Northern Foods Board at any time withdraws, qualifies or adversely modifies its recommendation of the Merger, without the prior consent of Greencore and the Merger fails to complete; or

–

an Alternative Transaction in relation to Northern Foods is announced prior to the termination of the Implementation Agreement and (at any time) becomes or is declared wholly unconditional, becomes effective or is otherwise completed.

Both Northern Foods and Greencore have agreed that they will not (and will procure that certain other related persons will not) directly or indirectly:

•	solicit or initiate any enquiries, proposals or approaches from any person in respect of any Alternative Transaction; or

•

enter into or continue or participate in any communications, discussions, negotiations, correspondence or arrangement relating to any Alternative Transaction or which are reasonably likely to lead to an Alternative Transaction, save where necessary to ensure compliance with their directors’ fiduciary duties in response to an unsolicited approach relating to an Alternative Transaction; or

•

provide any information to any third party in connection with an Alternative Transaction which has not already been provided to the other party (unless the other party agrees otherwise) and if Northern Foods or Greencore receives a request for information in connection with any Alternative Transaction, they shall notify the other party, providing details of the information request. Both Northern Foods and Greencore shall notify the other party if it receives any approach from a third party regarding any Alternative Transaction. It shall also inform the other party of the material terms of that approach (being the consideration, the form of the consideration, timetable, conditionality and the identity of the interested parties involved) and shall keep the other party informed as to the progress of that Alternative Transaction. Further details of the Implementation Agreement will be set out in the formal documentation sent to Greencore Shareholders and Northern Foods Shareholders in connection with the Merger.

Greencore and Northern Foods have agreed that fees, costs and expenses incurred in relation to certain matters and advice obtained for the joint benefit of the companies in the context of the Merger will, subject to any appropriate consents, be shared between them equally.

7.	The effects of the Merger for Greencore Shareholders

Corporate Status of Greencore

Following the Merger, Greencore will be renamed Essenta Foods and will remain domiciled and tax resident in Ireland with its registered and corporate head office in Dublin and a UK operational centre in Yorkshire.

The New Greencore Shares

If the Merger becomes effective, Northern Foods Shareholders will receive 0.4479 of a New Greencore Share for every Northern Foods Share held by them. On this basis, Greencore Shareholders and Northern Foods Shareholders will each hold approximately 50 per cent. of the enlarged, fully diluted, share capital of the Combined Group. Therefore, on the Merger Effective Date the shareholding of existing Greencore Shareholders will be diluted by the New Greencore Shares issued to Northern Foods Shareholders.

Northern Foods Shares which are held by each Northern Foods Shareholder holding one or two Northern Foods Shares will be transferred to a nominee resident in the United Kingdom or Ireland for the benefit of such Northern Foods Shareholders (if any) so that, upon the Merger becoming effective, such nominee will receive New Greencore Shares on the basis of the Exchange Ratio and on terms that such New Greencore Shares shall be sold by such nominee on behalf of each such Northern Foods Shareholder at the best price which can reasonably be obtained at the time of sale and the gross proceeds of such sale shall be paid to such Northern Foods Shareholder (without any deduction for any costs or expenses of sale). None of Greencore, Northern Foods, any such nominee or any broker or agent of any of them shall have any liability (save in the case of fraud) for any loss arising as a result of the timing or terms of any such sale. Northern Foods and Greencore anticipate that certain amendments will be proposed to Northern Foods’ articles of association prior to the Merger Record Time to facilitate such arrangements.

Upon the Merger becoming effective Northern Foods will be dissolved without going into liquidation and Northern Foods Shareholders will cease to have any interest in Northern Foods.

The New Greencore Shares will, when issued, be fully paid and rank pari passu in all respects with the Existing Greencore Shares, including, where the record date for determining entitlements is on or after the date of issue of the New Greencore Shares, the right to all dividends and other distributions (if any) declared, made or paid by Essenta Foods.

Dividend Policy

Greencore Shareholders will be entitled to receive and retain the Greencore final dividend of 4.5 cents per Greencore Share in respect of the financial year ended 24 September 2010, which was announced on 17 November 2010.

It is also expected that Northern Foods and Greencore will both declare further dividends in respect of their current financial periods by reference to a record date falling before the date of completion of the Merger, and that Northern Foods Shareholders and Greencore Shareholders on the respective Northern Foods and Greencore shareholder registers on that record date or dates will be entitled to receive and retain those further dividends.

Following completion of the Merger, it is expected that Essenta Foods will maintain a progressive dividend policy and target a dividend cover ratio of 2.0 to 2.5 times calculated on an adjusted earnings per share basis.14

It is intended that Essenta Foods will have a March financial year end and will report on the basis of a 52/53 week financial year in pounds sterling. Accordingly, it is expected that the interim and final

14

For these purposes, “adjusted earnings per share” is the adjusted profit attributable to the ordinary shareholders of Essenta Foods divided by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by Essenta Foods and held as treasury shares and certain shares held in trust. Adjusted profit is profit adjusted for items which in management’s judgement are considered to be exceptional in nature and certain other items including but not limited to fair value accounting related items.

dividends of Essenta Foods will be paid in April and October respectively. Dividends will be available for payment in pounds sterling and euro. Assuming that the Merger will be completed by the end of March 2011, an interim dividend would (subject to the usual considerations) therefore be paid by Essenta Foods to all Essenta Foods shareholders in April 2012.

Following the Merger, it is expected that a dividend access scheme will be introduced and made available to certain shareholders in the Combined Group, including Northern Foods Shareholders who receive New Greencore Shares under the Merger, except those with an address in Ireland. Shareholders participating in this dividend access scheme would receive dividends, which would otherwise be payable by Essenta Foods, from a non-Irish resident subsidiary of Essenta Foods. Further details of the dividend access scheme will be announced in due course.

Listing and Reporting

On completion of the Merger, Essenta Foods will be admitted to the premium segment of the Official List of the UKLA and its shares (comprising the Existing Greencore Shares and New Greencore Shares) will be traded on the London Stock Exchange’s main market for listed securities and quoted in pounds sterling. Essenta Foods will not retain Greencore’s existing listing on the Irish Stock Exchange and accordingly Greencore intends to seek cancellation of this listing with effect from the date of completion of the Merger. In due course, it is expected that Essenta Foods will consider applying for a secondary listing on the Irish Stock Exchange in accordance with Chapter 11 of the Irish Listing Rules. Following discussions with FTSE, it is anticipated that Essenta Foods will be included in the FTSE UK Index Series with immediate effect on completion of the Merger.

Greencore’s Special Share

The Irish Minister for Agriculture, Fisheries and Food (the “Minister”) holds one special rights preference share of €1.26 in Greencore (the “Special Share”). The Special Share was issued when Greencore was privatised by the Irish State in 1991.

The Special Share was intended to give the Irish Government certain rights which might allow it to block a sale of the Greencore “Sugar Assets” (including the sugar quota allocated to Ireland by the EU Commission). As Greencore no longer holds any Sugar Assets, the Special Share provides no strategic value or purpose for the Irish Government.

The Special Share provides that no person may acquire more than 30 per cent. of the voting rights of Greencore. It also requires the prior consent of the Minister to any resolution to voluntarily wind up Greencore or create any new class of voting share capital.

The Minister has indicated to Greencore that he has no objection in principle to the cancellation of the Special Share. Greencore intends to work with the Minister and his advisers to seek to take the necessary steps to effect this.

Board of Directors of Essenta Foods

The Board of Directors of Essenta Foods will be drawn equally from the boards of Greencore and Northern Foods and will comprise:

Anthony Hobson	–	Non-Executive Chairman*

Ned Sullivan	–	Non-Executive Deputy Chairman

Patrick Coveney	–	Chief Executive Officer

Simon Herrick	–	Chief Financial Officer*

Tony Illsley	–	Non-Executive Director*

Gary Kennedy	–	Non-Executive Director

Patrick McCann	–	Non-Executive Director

David Nish	–	Non-Executive Director*

David Simons	–	Non-Executive Director

Sandra Turner	–	Non-Executive Director*

*	denotes former Northern Foods Board member.

Greencore Shareholder Meeting

Pursuant to Regulation 10 of the Irish Cross-Border Mergers Regulations, the Common Draft Terms will require the approval of Greencore Shareholders at the Greencore Shareholder Meeting, which is expected to be held in January or February 2011.

A notice of the Greencore Shareholder Meeting and a shareholder circular will be sent (or made available) to Greencore Shareholders in due course.

The Merger will not become effective unless the Common Draft Terms are approved by Greencore Shareholders at the Greencore Shareholder Meeting by the requisite majority.

At the Greencore Shareholder Meeting, voting will be by poll and each Greencore Shareholder present in person or by proxy will be entitled to one vote for each Greencore Share held at the Greencore Voting Record Time. In order for the Merger to be approved at the Greencore Shareholder Meeting, those voting to approve the Merger must represent not less than 75 per cent. in nominal value of the Greencore Shares held by those Greencore Shareholders present and voting in person or by proxy.

Overseas Shareholders

If, in respect of any Overseas Shareholder (or any person whom Greencore or Northern Foods reasonably believes to be an Overseas Shareholder), Greencore and/or Northern Foods is advised that the allotment and/or the issue of New Greencore Shares pursuant to the Merger would or might infringe the laws of any jurisdiction outside Ireland or the United Kingdom or would or might require Greencore and/or Northern Foods to obtain any governmental or other consent or effect any registration, filing or other formality with which Greencore and/or Northern Foods is unable to comply or compliance with which Greencore and/or Northern Foods regards as unduly onerous or, in either case, Greencore and/or Northern Foods considers that to determine the same is not possible or is a matter which Greencore and/or Northern Foods regards as unduly onerous or disproportionate given the number of Northern Foods Shareholders resident or domiciled in that jurisdiction, then Greencore and Northern Foods reserve the right to procure that immediately prior to the Merger Record Time, Northern Foods Shares which are held by any such Northern Foods Shareholders will be transferred to a nominee resident in the United Kingdom or Ireland for the benefit of such Northern Foods Shareholders (if any) so that, upon the Merger becoming effective, such nominee will receive New Greencore Shares on behalf of such Overseas Shareholders on the basis of the Exchange Ratio and on terms that such New Greencore Shares shall be sold by such nominee on behalf of each such Overseas Shareholder at the best price which can reasonably be obtained at the time of sale and the proceeds of such sale shall (after the deduction of all expenses and commissions, but (for the avoidance of doubt) without any deduction for amounts in respect of value added tax (if any) or stamp duty which, in either case, is payable in respect of such sale by the purchaser of such New Greencore Share) be paid to such Overseas Shareholder.

8.	The effects of the Merger for Greencore Creditors

Pursuant to Regulation 19(1) of the Irish Cross Border Mergers Regulations and Article 14 of the European Cross-Border Mergers Directive, upon the Merger becoming effective all assets and liabilities of Northern Foods will be transferred by operation of law to Greencore. Assets and liabilities of Northern Foods’ existing subsidiaries will not be so transferred, but will remain assets and liabilities of the relevant Northern Foods subsidiaries, which will become subsidiaries of the Combined Group.

As at the date of this report, Greencore is not unable to pay its debts within the meaning of section 214 of the Companies Act 196, and the Board of Greencore believes, that upon the Merger becoming effective the Combined Group will not be unable to pay its debts within the meaning of section 214 of the Companies Act 1963 or the equivalent UK legislation.

Greencore and Northern Foods have together negotiated a £450 million 5 year bank revolving credit facility for the Combined Group to replace existing banking facilities. The new revolving credit facility will be provided by Barclays Capital, The Governor and Company of the Bank of Ireland, HSBC Bank plc, Rabobank Ireland plc and The Royal Bank of Scotland plc. This, together with the existing US private placement notes issued by Northern Foods and Greencore (which mature between 2012 and 2020), will form a strong capital structure for Essenta Foods in the future.

The Directors of Greencore are of the opinion that the Merger will not unfairly prejudice creditors of Greencore.

9.	The effects of the Merger for Greencore employees

The Boards of Greencore and Northern Foods attribute great importance to the expertise of their respective management teams and employees. After completion of the Merger, the management teams of Greencore and Northern Foods will be combined in order to obtain the maximum benefit from their skills and experience.

The Boards of Greencore and Northern Foods recognise that in order to achieve the planned benefits of the Merger some operational restructuring will be required following completion of the Merger, which is likely to lead to some redundancies where the businesses have overlapping functions or where this would otherwise improve efficiency. However, no decisions will be taken regarding any redundancies until a business review has been undertaken following completion of the Merger and appropriate consultation with employee representatives has occurred. The Boards of Greencore and Northern Foods have confirmed to each other that, following the completion of the Merger, the existing employment rights of all employees of both the Greencore and Northern Foods groups will be fully safeguarded and any employee consultation requirements will be complied with.

The Merger is not expected to have any adverse consequences on the expected funding contribution schedule of the Greencore group pension schemes. The Merger itself will have no direct effect on pensions accruals for members of Greencore pension schemes. Any proposal by Northern Foods, Greencore or the Combined Group to review pension provisions going forward (whether before or after the Merger) would be the subject of a separate consultation exercise as and where required by local law.

The Merger will have no effect on share options and incentive awards granted under the Greencore Share Schemes. These options and awards will therefore continue, subject to their current terms.

Greencore does not currently have a system of employee participation (as such term is defined by the European Cross-Border Mergers Directive). Greencore is not required to make arrangements for the participation of employees pursuant to Part 3 of the Irish Cross-Border Mergers Regulations. Northern Foods and Greencore do not intend to introduce a system of employee participation (as such term is defined by the European Cross-Border Mergers Directive) for Greencore upon the Merger becoming effective.

10.	Availability of this report

A copy of this report will be available for inspection by members and employees of Greencore at Greencore’s registered office at No. 2 Northwood Avenue, Northwood Business Park, Santry, Dublin 9 until the conclusion of the Greencore Shareholder Meeting. Members and employees of Greencore may request a written copy of this report free of charge by writing to the Company Secretary at the above address.

Appendix

Sources and bases

In this report:

1.	Unless otherwise stated:

	•	financial information relating to the Greencore Group has been extracted or derived (without any adjustment) from the Preliminary Statement of Results for the year ended 24 September 2010; and

	•	financial information relating to the Northern Foods Group has been extracted or derived (without any adjustment) from the Consolidated Financial Statements for the 53 week period ended 3 April 2010.

2.

The combined sales figure of £1.7 billion is calculated by aggregating Northern Foods sales of £977.0 million for the 53 week period ended 3 April 2010 (extracted without material adjustment from Northern Foods’ Annual Report and consolidated financial statements in respect of that period) and Greencore continuing sales of £739.6 million for the financial year ended 24 September 2010 (being €856.0 million extracted without material adjustment from Greencore’s unaudited Preliminary Statement of Results for that period as translated at an exchange rate of €1.157 to £1, the average €/£ exchange rate for the period 26 September 2009 to 24 September 2010 used by Greencore in those results).

3.

The Exchange Ratio of 0.4479 of a New Greencore Share for every 1 Northern Foods Share has been calculated to provide, on the basis of the fully diluted share capitals of Northern Foods and Greencore (which have been determined in accordance with paragraphs 5 and 6 below), that the enlarged share capital of the Combined Group is attributable to Greencore Shareholders and Northern Foods Shareholders in approximately equal 50:50 proportions.

4.

As at the close of business on 16 November 2010, being the last business day prior to the date of the Announcement, Northern Foods had in issue 468,662,510 Northern Foods Shares and Greencore had in issue 207,756,857 Greencore Shares (in each case, excluding shares held in treasury). The International Securities Identification Number (ISIN) for Northern Foods Shares is GB0006466089 and for Greencore Shares is IE0003864109. The ISIN for the Greencore Shares represented by American Depositary Receipts is US3941811016.

5.	The fully diluted share capital of Northern Foods (being 468,662,510 Northern Foods Shares) is calculated on the basis of:

	•	the number of issued Northern Foods Shares referred to in paragraph 4 above;

•

any further Northern Foods Shares which may need to be issued on or after the date of the Announcement on the exercise of options or vesting of awards under the Northern Foods Share Schemes (based on an assessment of the likely vesting proportions of those options and awards), amounting in aggregate to 1,609,481 Northern Foods Shares; and

•

shares currently held in Northern Foods’ employee trust, amounting in aggregate to 3,719,242 shares, being used to offset the 1,609,481 Northern Foods Shares which may be issued on or after the date of the Announcement on the exercise of options or vesting of awards under the Northern Foods Share Schemes.

6.	The fully diluted share capital of Greencore (being 209,930,532 Greencore Shares) is calculated on the basis of:

	•	the number of issued Greencore Shares referred to in paragraph 4 above;

•

any further Greencore Shares which may need to be issued on or after the date of the Announcement on the exercise of options or vesting of awards under the Greencore Share Schemes (based on an assessment of the likely vesting proportions of those options and awards), amounting in aggregate to 4,074,398 Greencore Shares; and

•

shares currently held in Greencore’s employee trust, amounting in aggregate to 1,900,723 shares, being used to offset the 4,074,398 Greencore Shares which may be issued on or after the date of the Announcement on the exercise of options or vesting of awards under the Greencore Share Schemes.

7.

The evaluation of cost synergies has been jointly undertaken by a group of senior management and select operational management from both Greencore and Northern Foods. Their cost saving assumptions are based on a detailed, bottom-up evaluation of the benefits available from elimination of duplicate activities, the leverage of combined scale economies and operational efficiencies arising from consolidation of procurement and activities within manufacturing facilities. In determining the estimate of cost savings achievable through the combination of Greencore and Northern Foods, no savings relating to operations have been included where no overlap exists. In evaluating the annual cost synergies that the Boards of Northern Foods and Greencore believe the Combined Group will be able to achieve, any additional cost savings that may be made from the removal of overhead costs from the standalone Northern Foods cost base as a result of Northern Foods’ previously announced restructuring have been disregarded.

SCHEDULE IV

17 NOVEMBER 2010
COMMON DRAFT TERMS OF MERGER

in respect of the merger of

GREENCORE GROUP PLC (“Greencore”)

and

NORTHERN FOODS PLC (“Northern Foods”)

These common draft terms of merger have been prepared in connection with the merger of Northern Foods and Greencore, which was announced on 17 November 2010.

1.	Definitions

1.1	In these Terms of Merger, unless inconsistent with the subject or context, the following expressions bear the following meanings: “

Boards”	means boards of directors;

“Business Day”	means any day (other than a Saturday or Sunday) on which banks generally are open for business in London (other than solely for settlement and trading in euro);

“certificated form”	means a share or other security which is not in uncertificated form (that is, not in CREST);

“Combined Group”	means the combined Wider Northern Foods Group and Wider Greencore Group;

“CREST”	means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with the CREST Regulations;

“CREST Regulations”	means the Companies Act 1990 (Uncertificated Securities) Regulations 1996 (SI No 68/1996) of Ireland (as amended in 2003);

“Effective Date”	means the date on which the Merger becomes effective, being the date specified in the Order in accordance with Regulation 14(4) of the Irish Cross-Border Mergers Regulations;

“Effective Time”	means the time on the Effective Date at which the Merger becomes effective, being the time specified in the Order in accordance with Regulation 14(4) of the Irish Cross-Border Mergers Regulations;

“Ernst & Young”	Ernst & Young Chartered Accountants (a partnership organised under the laws of Ireland);

“Essenta Foods”	means Greencore, to be renamed Essenta Foods plc following completion of the Merger;

“Euroclear”	means Euroclear UK & Ireland Limited;

“European Cross-Border Mergers Directive”	means the Directive on Cross-Border Mergers of Limited Liability Companies (2005/56/EC);

“Exchange Ratio”	means the share exchange ratio for the Merger described in Clause 5;

“Greencore Group”	means Greencore and its Subsidiary Undertakings;

“Greencore Shareholders”	means holders of Greencore Shares from time to time;

“Greencore Shareholder Meeting”	means the extraordinary general meeting of Greencore Shareholders to be convened by Greencore to approve the Merger;

“Greencore Shares”	means ordinary shares of 63 cents each in the capital of Greencore;

“Greencore Share Schemes”

any of: (a) the Greencore Executive Share Option Scheme; (b) the Greencore Approved Sharesave Scheme; (c) the Greencore UK Share Save Scheme 2001; (d) the Greencore Performance Share Plan 2005; and (e) the Greencore Deferred Bonus Plan 2007;

“Groups”	the Greencore Group and the Northern Foods Group;

“holder”	means a registered holder and includes any person(s) entitled by transmission;

“Independent Expert”

means the independent expert to be appointed by the Irish High Court in accordance with the provisions of the Irish Cross-Border Mergers Regulations and the UK Cross-Border Mergers Regulations for the purposes of producing the report required by regulation 7 of the Irish Cross-Border Mergers Regulations and regulation 9 of the UK Cross-Border Mergers Regulations in connection with the Merger;

“Irish Cross-Border Mergers Regulations”	means the European Communities (Cross-Border Mergers) Regulations 2008, which implement the European Cross-Border Mergers Directive within the Republic of Ireland;

“Irish High Court”	means the High Court in the Republic of Ireland;

“Merger”

means the merger of Greencore and Northern Foods to be effected by way of a “merger by acquisition” pursuant to the provisions of the Irish Cross-Border Mergers Regulations and a “merger by absorption” pursuant to the provisions of the UK Cross-Border Mergers Regulations;

“Merger Record Time”	means 6.00 p.m. on the Business Day before the Effective Date;

“New Greencore Shares”	means the new Greencore Shares to be issued to Northern Foods Shareholders pursuant to the terms of the Merger;

“Northern Foods Group”	means Northern Foods and its Subsidiary Undertakings;

“Northern Foods Shareholders”	means holders of Northern Foods Shares from time to time;

“Northern Foods Shares”	means ordinary shares of 25 pence each in the capital of Northern Foods;

“Northern Foods Share Schemes”

means any of (a) the Northern Foods Savings-Related Share Option Scheme 2007; (b) the Irish Savings-Related Share Option Scheme 2007; (c) the Northern Foods Long Term Incentive Plan 1997; (d) the Northern Foods Share Option Plan 2004; (e) the Northern Foods Performance Share Plan 2007; (f) the Share Award Agreement 2007 and (g) the Share Award Agreement 2009;

“Overseas Shareholder”	means a holder of Northern Foods Shares who is a citizen, resident or national of any jurisdiction outside the Republic of Ireland or the United Kingdom or holding

Northern Foods Shares on behalf of a person who is a citizen, resident or national of any jurisdiction outside the Republic of Ireland or the United Kingdom;

“Order”

means the order of the Irish High Court pursuant to Regulation 14(1) of the Irish Cross-Border Mergers Regulations confirming scrutiny of the legality of the Merger as regards that part of the procedure which concerns the completion of the Merger;

“Subsidiary Undertaking”

means, in relation to Greencore, a subsidiary undertaking as defined in Regulation 4 of the European Communities (Companies Group Accounts) Regulations 1992 of Ireland, and, in relation to Northern Foods, a subsidiary undertaking as defined in section 1162 of the Companies Act 2006;

“Terms of Merger”	means these common draft terms of merger, as such common draft terms of merger may be amended from time to time by agreement between Northern Foods and Greencore;

“UK Cross-Border Mergers Regulations”	means the Companies (Cross-Border Mergers) Regulations 2007, which implement the European Cross-Border Mergers Directive within the United Kingdom;

“uncertificated form”	means a share or other security recorded on the register as being held in uncertificated form in CREST, and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST;

“Wider Greencore Group”

means Greencore and its Subsidiary Undertakings, associated undertakings and any other undertakings in which Greencore and such undertakings (aggregating their interests) have a significant interest; and

“Wider Northern Foods Group”

means Northern Foods and its Subsidiary Undertakings, associated undertakings and any other undertakings in which Northern Foods and such undertakings (aggregating their interests) have a significant interest.

1.2 In these Terms of Merger, unless otherwise specified:

(a)	references to Clauses are to clauses of these Terms of Merger;

(b)	a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted;

(c)	references to times of the day are to London time;

(d)

references to a “person” shall be construed so as to include any individual, firm, company, government, state or agency of a state, local or municipal authority or government body or any joint venture, association or partnership (whether or not having separate legal personality);

(e)	use of any gender includes the other gender;

(f)	headings to Clauses are for convenience only and do not affect the interpretation of these Terms of Merger;

(g)	the Appendix forms part of these Terms of Merger and shall have the same force and effect as if expressly set out in the body of these Terms of Merger;

(h)

the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things; and

(i)	general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words.

2.	Information on Greencore

2.1	Greencore is a public limited liability company incorporated under the laws of the Republic of Ireland.

2.2	Greencore is registered with the Irish Companies Registration Office with registered number 170116 and its registered address is at No 2 Northwood Avenue, Northwood Business Park, Santry, Dublin 9.

2.3	Greencore is governed by the laws of the Republic of Ireland.

3.	Information on Northern Foods

3.1	Northern Foods is a public limited liability company incorporated under the laws of England and Wales.

3.2

Northern Foods is registered with the Registrar of Companies for England and Wales with registered number 471864 and its registered address is at 2180 Century Way, Thorpe Park, Leeds, West Yorkshire LS15 8ZB.

3.3	Northern Foods is governed by the laws of England and Wales.

4.	Details of the Merger

4.1

The Merger, which will be effected under the European cross-border mergers regime, will be carried out as a “merger by absorption” for the purposes of the UK Cross-Border Mergers Regulations and a “merger by acquisition” for the purposes of the Irish Cross-Border Mergers Regulations.

4.2

Greencore shall participate in the Merger as the “successor company” for the purposes of the Irish Cross-Border Mergers Regulations and as the “transferee company” for the purposes of the UK Cross-Border Mergers Regulations.

4.3	Northern Foods shall participate in the Merger as the “transferor company” for the purposes of the Irish Cross-Border Mergers Regulations and the UK Cross-Border Mergers Regulations.

5.	The Exchange Ratio

5.1	The Exchange Ratio is 0.4479 of a New Greencore Share for every Northern Foods Share held at the Merger Record Time.

5.2	No cash payment shall be made by Greencore to Northern Foods Shareholders in respect of their Northern Foods Shares or the transfer of Northern Foods’ assets and liabilities to Greencore pursuant to the Merger.

6.	The Effect of the Merger

On the Effective Date:

6.1	at the Effective Time, all of the assets and liabilities of Northern Foods will be transferred to Greencore;

6.2	at the Effective Time, any rights and obligations arising from the contracts of employment of Northern Foods will be transferred to Greencore;

6.3

each Northern Foods Shareholder whose name appears in the register of members of Northern Foods at the Merger Record Time will receive 0.4479 of a New Greencore Share for every Northern Foods Share held at the Merger Record Time, subject to the terms and conditions set out in these Terms of Merger;

6.4	Northern Foods will be dissolved without going into liquidation;

6.5	at the Effective Time, all legal proceedings pending by or against Northern Foods will be continued with the substitution of Greencore for Northern Foods as a party;

6.6

at the Effective Time, every contract, agreement or instrument to which Northern Foods is a party shall, notwithstanding anything to the contrary contained in that contract, agreement or instrument, be construed and have effect as if:

	(a)	Greencore had been a party thereto instead of Northern Foods;

	(b)	for any reference (however worded and whether express or implied) to Northern Foods there were substituted a reference to Greencore; and

(c)

any reference (however worded and whether express or implied) to the directors, officers, representatives or employees of Northern Foods, or any of them, were, respectively, a reference to the directors, officers, representatives or employees of Greencore or to such director, officer, representative or employee of Greencore as Greencore nominates for that purpose or, in default of nomination, to the director, officer, representative or employee of Greencore who corresponds as nearly as may be to the first-mentioned director, officer, representative or employee;

6.7

at the Effective Time, every contract, agreement or instrument to which Northern Foods is a party will become a contract, agreement or instrument between Greencore and the counterparty with the same rights, and subject to the same obligations, liabilities and incidents (including rights of set-off), as would have been applicable thereto if that contract, agreement or instrument had continued in force between Northern Foods and the counterparty, and any money due and owing (or payable) by or to Northern Foods under or by virtue of any such contract, agreement or instrument shall become due and owing (or payable) by or to Greencore instead of Northern Foods; and

6.8

at the Effective Time, an offer or invitation to treat made to or by Northern Foods before the Effective Time will be construed and have effect, respectively, as an offer or invitation to treat made to or by Greencore.

7.	The terms relating to the allotment and issue of the New Greencore Shares

7.1

On the Effective Date, Greencore shall allot and issue New Greencore Shares credited as fully paid to and amongst the Northern Foods Shareholders on the basis of the Exchange Ratio and otherwise on the terms and conditions set out in these Terms of Merger.

7.2

No fraction of a New Greencore Share shall be allotted to any holder of Northern Foods Shares, but all fractions to which, but for this Clause 7.2, holders of Northern Foods Shares would have been entitled shall be aggregated and sold in the market as soon as practicable following the Effective Date and the net proceeds of sale shall be retained for the benefit of Greencore.

7.3

Northern Foods Shares which are held by Northern Foods Shareholders who, at the Merger Record Time, hold only one or two Northern Foods Shares will be transferred to a nominee resident in the United Kingdom or Ireland for the benefit of such Northern Foods Shareholders (if any) so that, upon the Merger becoming effective, such nominee will receive New Greencore Shares on the basis of the Exchange Ratio and on terms that such New Greencore Shares shall be sold by such nominee on behalf of such Northern Foods Shareholders at the best price which can reasonably be obtained at the time of sale and the gross proceeds of such sale shall be paid to such Northern Foods Shareholders pro rata to their respective holdings (without any deduction for any costs or expenses of sale). None of Greencore, Northern Foods, any such nominee or any broker or agent of any of them shall have any liability (save in the case of fraud) for any loss arising as a result of the timing or terms of any such sale. Northern Foods and Greencore anticipate that certain amendments will be proposed to Northern Foods’ articles of association prior to the Merger Record Time to facilitate such arrangements.

7.4	No New Greencore Shares will be issued in respect of Northern Foods Shares which at the Merger Record Time are:

	(a)	held by Northern Foods in treasury or held by a nominee for Northern Foods; or

	(b)	held by or on behalf of Greencore.

7.5

Subject to Clause 7.6, the New Greencore Shares will rank pari passu in all respects with all other Greencore Shares in issue on the Effective Date, including, where the record date for determining entitlements is on or after the date of issue of the New Greencore Shares, the right to all dividends and other distributions (if any) declared, made or paid by Greencore on the

Greencore Shares. No special rights or conditions will affect this entitlement of the New Greencore Shares (or the holders thereof) in respect of dividends or distributions made, paid or declared on the ordinary share capital of Greencore where the record date for determining the entitlement to such dividends or distributions is on or after the Effective Date. The New Greencore Shares shall have no right to any dividends or other distributions (if any) declared, made or paid by Greencore on the Greencore Shares where the record date for determining entitlements is before the date of issue of the New Greencore Shares.

7.6

In the event that Greencore puts in place, with effect from or after the Effective Date, a dividend access scheme or any similar scheme which allows certain Greencore Shareholders to elect not to receive dividends or other distributions from Greencore in exchange for being granted an entitlement to receive an amount equivalent to any dividend or distribution declared, made or paid by Greencore from a non-Irish resident subsidiary of the Greencore Group without deduction for Irish withholding tax, the ranking and right to dividends and other distributions of New Greencore Shares issued pursuant to the Merger may be affected to the extent that any person holding such New Greencore Shares who is so entitled makes such an election pursuant to such a scheme.

7.7	The issue of the New Greencore Shares shall be effected as follows:

(a)

in respect of a holding of Northern Foods Shares in uncertificated form at the Merger Record Time, the New Greencore Shares to which the Northern Foods Shareholder is entitled shall be issued in uncertificated form. Greencore shall procure that Euroclear is instructed to credit the appropriate stock account in CREST of the Northern Foods Shareholder with such Northern Foods Shareholder’s entitlement to New Greencore Shares. Greencore reserves the right to issue all or any of the New Greencore Shares referred to in this Clause 7.7(a) in the manner referred to in Clause 7.7(b) if, for any reason, it wishes to do so; and

(b)

in respect of a holding of Northern Foods Shares in certificated form at the Merger Record Time, the New Greencore Shares to which the Northern Foods Shareholder is entitled shall be issued in certificated form and a share certificate for those shares shall be posted by the fourteenth day following the Effective Date.

7.8

All deliveries of documents of title to shareholders of Northern Foods required to be made in connection with the Merger shall be effected by posting the same by first-class post in pre-paid envelopes addressed to the persons respectively entitled thereto at their respective addresses as appearing in Northern Foods’ register of members (or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the said register of members in respect of the joint holding) at the Merger Record Time.

7.9	Greencore shall not be responsible for any loss or delay in the transmission of the documents of title posted in accordance with this Clause 7 which shall be posted at the risk of the addressee.

7.10

Prior to the issue of new share certificates in respect of New Greencore Shares to Northern Foods Shareholders pursuant to this Clause 7, transfers of the New Greencore Shares issued to them pursuant to the Merger shall be certified against the register of members of Greencore.

7.11

Northern Foods Shareholders who are on the Northern Foods shareholder register on 7 January 2011 will be entitled to receive and retain the interim dividend of 1.55 pence per Northern Foods Share announced on 9 November 2010.

7.12

Greencore Shareholders who are on the Greencore shareholder register on 3 December 2010 will be entitled to receive and retain the Greencore final dividend of 4.5 cents per Greencore Share announced on 17 November 2010 in respect of the financial year ended 24 September 2010.

7.13

It is also anticipated that Northern Foods and Greencore will both declare further dividends in respect of their current financial periods by reference to a record date falling before the date of completion of the Merger, and that Northern Foods Shareholders and Greencore Shareholders on the respective Northern Foods and Greencore shareholder registers on that record date or dates will be entitled to receive and retain those further dividends.

8.	The likely effects/likely repercussions of the merger for Northern Foods employees

8.1

It is intended that the employment of all persons employed by Northern Foods will be transferred to Convenience Foods Limited or another subsidiary of Northern Foods prior to the Merger becoming effective. Assuming that such transfer is completed, all employees of the Northern Foods Group will be employed by subsidiaries of Northern Foods at the time the Merger becomes effective and the terms and conditions of their employment will not be affected by the Merger becoming effective. In the event that such transfer is not completed, the rights and obligations of any employees of Northern Foods at the Effective Time will be transferred by operation of law to Greencore.

8.2	The Boards of Greencore and Northern Foods attribute great importance to the expertise of their respective management teams and employees.

8.3	Upon completion of the Merger, the management teams of Greencore and Northern Foods will be combined in order to obtain the maximum benefit from their skills and experience.

8.4

The Boards of Greencore and Northern Foods recognise that in order to achieve the planned benefits of the Merger some operational restructuring will be required following completion of the Merger, which is likely to lead to some redundancies where the businesses have overlapping functions or where this would otherwise improve efficiency. However, no decisions will be taken regarding any redundancies until a business review following completion of the Merger has been undertaken and appropriate consultation with employee representatives has occurred. The Boards of Greencore and Northern Foods have confirmed to each other that, following the completion of the Merger, the existing employment rights of all employees of both the Greencore and Northern Foods groups will be fully safeguarded and any employee consultation requirements will be complied with.

8.5

The Merger will affect share options and incentive awards granted under the Northern Foods Share Schemes. The rules of the Northern Foods Share Schemes will be amended so that awards will vest or options may be exercised on approval of the Merger by the Irish High Court, subject to the achievement of applicable performance conditions. Participants in the Northern Foods Performance Share Plan 2007 will be given the opportunity to exchange their awards for equivalent awards granted by Greencore. Participants in the Northern Foods Share Schemes will be contacted in mid-December 2010 regarding the vesting of their awards and the exercise of their options.

8.6

The Board of Northern Foods have reached agreement with the trustees of Northern Foods’ primary UK defined benefit pension schemes, the Northern Foods Pension Scheme and the Northern Foods Pension Builder Scheme, which is subject to completion of the Merger, and have entered into a memorandum of understanding regarding a new funding agreement which would result in past service deficit contributions to the Northern Foods Pension Scheme of £15 million per annum, commencing within 30 days after completion of the Merger and the last payment being made in April 2021. Subsequent to this, the next valuation agreed with the trustees is expected to be as of 31 March 2013.

8.7

The Merger itself will have no direct effect on pensions accruals for members of the Northern Foods pension schemes. Any proposal by Northern Foods or the Combined Group to review pension provisions going forward (whether before or after the Merger) would be the subject of a separate consultation exercise as and where required by local law.

9.	The likely effects/likely repercussions of the merger for Greencore employees

9.1	Upon completion of the Merger, the management teams of Greencore and Northern Foods will be combined in order to obtain the maximum benefit from their skills and experience.

9.2

The Boards of Greencore and Northern Foods attribute great importance to the expertise of their respective management teams and employees. However, the Boards of Greencore and Northern Foods recognise that in order to achieve the planned benefits of the Merger some operational restructuring will be required following completion of the Merger, which is likely to lead to some redundancies where the businesses have overlapping functions or where this would otherwise improve efficiency. However, no decisions will be taken regarding any redundancies until a business review following completion of the Merger has been undertaken and appropriate consultation with employee representatives has occurred. The Boards of Greencore and Northern Foods have confirmed to each other that, following the completion of the Merger, the existing employment rights of all employees of both the Greencore and Northern Foods groups will be fully safeguarded and any employee consultation requirements will be complied with.

9.3	The Merger will have no effect on share options and incentive awards granted under the Greencore Share Schemes. These options and awards will therefore continue, subject to their current terms.

9.4	The Merger is not anticipated to have any adverse consequences on the expected funding contribution schedule of the Greencore group pension schemes.

9.5

Any proposal by Greencore or the Combined Group to review pension provisions going forward (whether before or after the Merger) would be the subject of a separate consultation exercise as and where required by local law.

10.	The date from which the holding of New Greencore Shares will entitle holders to participate in profits

10.1	Subject to Clause 7.6,

(a)

the New Greencore Shares will, when issued, be fully paid and rank pari passu in all respects with all other Greencore Shares in issue on the Effective Date, including, where the record date for determining entitlements is on or after the date of issue of the New Greencore Shares, the right to all dividends and other distributions (if any) declared, made or paid by Greencore on the Greencore Shares; and

(b)

no special rights or conditions will affect this entitlement of the New Greencore Shares (or the holders thereof) in respect of dividends or distributions made, paid or declared on the ordinary share capital of Greencore where the record date for determining the entitlement to such dividends or distributions is on or after the Effective Date. The New Greencore Shares shall have no right to any dividends or other distributions (if any) declared, made or paid by Greencore on the Greencore Shares where the record date for determining entitlements is before the date of issue of the New Greencore Shares.

11.	The date from which the transactions of Northern Foods are to be treated as transactions of Greencore for accounting purposes

Transactions of Northern Foods will be treated as transactions of Greencore for accounting purposes with effect from the Effective Time.

12.	Shares or other securities in northern foods to which special rights or restrictions attach

12.1	All of the Northern Foods Shares rank pari passu and accordingly:

(a) no Northern Foods Shares, and no holder of Northern Foods Shares, is subject to special rights or restrictions; and

(b) save as set out in Clauses 7.3 and 20, no measures are proposed under the Merger concerning Northern Foods Shares or Northern Foods Shareholders subject to any special rights or restrictions.

12.2

Save as disclosed in Clause 8.5, Northern Foods has not issued any equity or equity linked securities other than Northern Foods Shares and accordingly no measures are proposed under the Merger concerning holders of any such securities.

12.3

No shares or securities will be issued by Greencore under the Merger other than the New Greencore Shares. All of the New Greencore Shares will rank pari passu with each other and no special rights or restrictions will apply to any of the New Greencore Shares to be issued pursuant to the Merger.

13.	Details of any amount or benefit or other special advantages paid, given or granted or intended to be paid, given or granted to the independent expert, and the consideration for it

13.1

Northern Foods and Greencore intend to apply to the Irish High Court to appoint Ernst & Young as the Independent Expert for each of them in accordance with Regulation 7(2)(b) of the Irish Cross-Border Mergers Regulations. If Ernst & Young is appointed as the Independent Expert for each of Northern Foods and Greencore, Ernst & Young will receive a fee of £250,000 (plus VAT at the appropriate rate) from each of Northern Foods and Greencore. Northern Foods and Greencore shall also reimburse Ernst & Young for all expenses (inclusive of VAT) (including the cost of any legal adviser retained by Ernst & Young) incurred by it in connection with its engagement as Independent Expert.

13.2

Except as set out in Clause 13.1, the Independent Expert has not received, and it is not intended that the Independent Expert will receive, any amount or benefit or other special advantages in connection with the Merger.

14.	Details of any amount or benefit or other special advantages paid, given or granted or intended to be paid, given or granted to any Greencore or Northern Foods director, and the consideration for it

14.1

Save as set out below, no directors of Northern Foods or Greencore have received, and it is not intended that any director of Northern Foods or Greencore will receive, any amount or benefit or other special advantages in connection with the Merger.

14.2	Directors of Northern Foods who hold Northern Foods Shares at the Merger Record Time will participate in the Merger on the same terms as the other Northern Foods Shareholders.

14.3	Directors of Northern Foods who participate in the Northern Foods Share Schemes will be subject to the proposals described in Clause 8.5.

14.4

It has been agreed that Anthony Hobson will become Chairman of Essenta Foods and Simon Herrick will become Chief Financial Officer of Essenta Foods upon the Merger becoming effective. In addition, Tony Illsley, David Nish and Sandra Turner will join the board of Essenta Foods as non-executive directors upon the Merger becoming effective.

14.5

Pursuant to the provisions of the Irish Cross-Border Mergers Regulations the rights and obligations of each of Anthony Hobson, Simon Herrick, Tony Illsley, David Nish and Sandra Turner under their respective service agreements or letters of appointment with Northern Foods will automatically be transferred to Essenta Foods at the Effective Time and there will be no change to the terms and conditions of their employment or appointment as a consequence of the Merger.

14.6

To the extent that immediately prior to the Effective Time there remains on the Northern Foods Board any director other than Anthony Hobson, Simon Herrick, Tony Illsley, David Nish and Sandra Turner, such director will cease to be a director of Northern Foods with effect from that time.

14.7

To the extent that any director of Northern Foods or Greencore ceases to be a director of Northern Foods or Greencore (as the case may be) on or prior to the Effective Date such director shall not be paid, given or granted any amount, benefit or other special advantage otherwise than in accordance with their existing service agreements or letter of appointment (as the case may be) or their entitlements at law.

15.	Greencore’s articles of association

15.1	A copy of Greencore’s Articles of Association as at 17 November 2010 are set out in the Appendix to these Terms of Merger.

16.	Change of name of Greencore

16.1

With effect from the Effective Time, it is proposed that the name of Greencore be changed to Essenta Foods plc, subject to the approval of Greencore Shareholders at the Greencore Shareholder Meeting and the consent of the Irish Registrar of Companies.

17.	Statement on employee participation rights

17.1	Northern Foods does not currently have a system of employee participation (as such term is defined by the European Cross-Border Mergers Directive).

17.2	Greencore does not currently have a system of employee participation (as such term is defined by the European Cross-Border Mergers Directive).

17.3	Greencore is not required to make arrangements for the participation of employees pursuant to Part 3 of the Irish Cross-Border Mergers Regulations.

17.4

Northern Foods and Greencore do not intend to introduce a system of employee participation (as such term is defined by the European Cross-Border Mergers Directive) for Essenta Foods upon the Merger becoming effective.

18.	Evaluation of the assets and liabilities of Northern Foods to be transferred to Greencore

18.1

The Exchange Ratio was determined by Greencore and Northern Foods following an assessment of the commercial prospects of each of the Groups on a standalone basis, considering current operations and forecast industry trends. In conducting this analysis each of Greencore and Northern Foods used publicly available information and confidential information, including their own projections and projections provided by the other party. Although various valuation methodologies were analysed by each of Greencore and Northern Foods, the Boards of Greencore and Northern Foods each considered that the assessment of the relative market capitalisations of Greencore and Northern Foods was the most important method in determining the Exchange Ratio, as it best reflects the valuation issues pertinent to each of them.

18.2

As part of their assessment of the Merger, the Boards of Greencore and Northern Foods also considered financial, non-financial and operational aspects of the transaction, including an assessment of potential synergies arising from the Merger. Both the quantum and phasing of the potential synergies arising from the Merger were considered, across various categories including, amongst others, operations, services, purchasing and supply chain, financing and tax.

18.3

In addition to the principal valuation method used by the Boards of Greencore and Northern Foods in determining the Exchange Ratio, namely the relative market capitalisations of the two companies, the Boards of Greencore and Northern Foods also considered the relative contributions of the underlying businesses of their respective Groups to the Combined Group by reference to a number of parameters, including (i) the relative contribution of Greencore and Northern Foods to the Combined Group based on prospective financial performance of Greencore and Northern Foods; (ii) an assessment of the trading multiples of quoted companies comparable to Greencore and Northern Foods; and (iii) a standalone discounted cash flow analysis of both Greencore and Northern Foods.

18.4

As at 2 October 2010 (the date to which the Northern Foods Group’s consolidated interim accounts for the first six months of its 2010/2011 financial year were prepared), the Northern Foods Group had total assets of £583.8 million and total liabilities of £628.1 million.

18.5

On the Effective Date, the assets and liabilities of Northern Foods that are transferred to Greencore at the Effective Time will be recorded in (i) Greencore’s company accounts (which are prepared under Irish/UK GAAP) in accordance with Financial Reporting Standard 6 (Acquisitions and Mergers) and (ii) in Greencore’s consolidated group accounts (which are prepared under IFRS) in accordance with International Financial Reporting Standard 3 (Business Combinations).

19.	Dates of accounts of Northern Foods and Greencore used for the purpose of preparing these terms of merger

19.1	For the purposes of preparing these Terms of Merger, the following accounts of Greencore and Northern Foods were taken into account by Greencore and Northern Foods:

(a) in the case of Northern Foods, its interim accounts for the 26 weeks to 2 October 2010; and

(b) in the case of Greencore, its annual accounts for the financial year ended 24 September 2010.

19.2	The accounts referenced above were not used for the purpose of determining the Exchange Ratio.

20.	Overseas securities laws restrictions

20.1	These Terms of Merger shall be subject to any prohibition or condition imposed by law.

20.2

Without prejudice to the generality of the foregoing, if, in respect of any Overseas Shareholder (or any person whom Greencore or Northern Foods reasonably believes to be an Overseas Shareholder), Greencore and/or Northern Foods is advised that the allotment and/or the issue of New Greencore Shares pursuant to these Terms of Merger would or might infringe the laws of any jurisdiction outside Ireland or the United Kingdom or would or might require Greencore and/or Northern Foods to obtain any governmental or other consent or effect any registration, filing or other formality with which Greencore and/or Northern Foods is unable to comply or compliance with which Greencore and/or Northern Foods regards as unduly onerous or, in either case, Greencore and/or Northern Foods considers that to determine the same is not possible or is a matter which Greencore and/or Northern Foods regards as unduly onerous or disproportionate given the number of Northern Foods Shareholders resident or domiciled in that jurisdiction, then Greencore and Northern Foods reserve the right to procure that immediately prior to the Merger Record Time, Northern Foods Shares which are held by any such Overseas Shareholders will be transferred to a nominee resident in the United Kingdom or Ireland for the benefit of such Overseas Shareholders (if any) so that, upon the Merger becoming effective, such nominee will receive New Greencore Shares on behalf of such Overseas Shareholders on the basis of the Exchange Ratio and on terms that such New Greencore Shares shall be sold by such nominee on behalf of each such Overseas Shareholder at the best price which can reasonably be obtained at the time of sale and the proceeds of such sale shall (after the deduction of all expenses and commissions but (for the avoidance of doubt) without any deduction for amounts in respect of value added tax (if any) or stamp duty which in either case is payable in respect of sale by the purchaser of such New Greencore Shares) be paid to such Overseas Shareholder. None of Greencore, Northern Foods, any such nominee or any broker or agent of any of them shall have any liability (save in the case of fraud) for any loss arising as a result of the timing or terms of any such sale.

20.3

Northern Foods and Greencore anticipate that certain amendments will be proposed to Northern Foods’ articles of association prior to the Merger Record Time to facilitate the arrangements described in Clause 20.2.

21.	Amendments to these terms of merger

Greencore and Northern Foods may jointly consent on behalf of all persons concerned to any modification of or addition to these Terms of Merger or to any term or condition to the Merger that the Irish High Court or the English court may approve or impose.

Appendix

Note to shareholders:

The Memorandum and Articles of Association of Greencore, which form the Appendix to the Common Draft Terms of Merger, have not been included in this Schedule IV.

The Memorandum and Articles of Association are available for viewing or downloading on Greencore’s website at www.greencore.com, or alternatively are available for inspection at the locations set out in paragraph 20 of Part VIII.

SCHEDULE V

INDEPENDENT EXPERT’S REPORT

Independent Expert’s Report Proposed merger between Greencore Group PLC and Northern Foods PLC 23 November 2010

Ernst & Young Chartered Accountants Ernst & Young Building Harcourt Centre Harcourt Street Dublin 2 Ireland

Greencore Group PLC
No. 2 Northwood Avenue
Northwood Business Park
Santry
Dublin 9
Ireland

To the shareholders of Greencore Group PLC

Northern Foods PLC
2180 Century Way
Thorpe Park
Leeds
LS15 8ZB
To the shareholders of Northern Foods PLC

23 November 2010

     ‘Expert’s report’ as specified in the European Communities
(Cross-Border Mergers) Regulations 2008 and the ‘independent expert’s report’ as specified in The Companies
(Cross-Border Mergers) Regulations 2007

Dear Sirs,

Pursuant to our engagement letter dated 16 November 2010, and in accordance with the European Directive on Cross-Border Mergers of Limited Liability Companies1, and as specified in the European Communities (Cross-Border Mergers) Regulations 2008 (the ‘Irish Regulations’) and the Companies (Cross-Border Mergers) Regulations 2007 (the ‘UK Regulations’) (collectively the ‘Regulations’), we submit this report to the shareholders of Greencore Group PLC (‘Greencore’) and to the shareholders of Northern Foods PLC (‘Northern Foods’) in relation to the proposed merger of Greencore with Northern Foods (the ‘Merger’) (each of Greencore and Northern Foods, a ‘Merging Party’ and together, the ‘Merging Parties’). This report constitutes the ‘expert’s report’ for the purpose of the Irish Regulations and the ‘independent expert’s report’ for the purpose of the UK Regulations in relation to the Merger.

1. Introduction

We were appointed by the High Court in Ireland, on the application of the Merging Parties, to prepare this report for both Greencore and Northern Foods (as permitted by the Regulations).

Our report is based on information provided to us by or on behalf of Greencore and Northern Foods, including information from their respective advisors and from public sources. The scope of our report, as required by the Regulations, is to:

•	State the method or methods used to arrive at the proposed share exchange ratio.

•	Indicate the values arrived at using each such method.

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1 2005/56/EC.

•	Specify any special valuation difficulties which have arisen.

•	Give an opinion as to:

	—	Whether the method or methods used are adequate and reasonable in all the circumstances of the case

	—	Where more than one method is used, the relative importance attributed to each method in arriving at the values decided on

	—	Whether the proposed share exchange ratio is fair and reasonable

This report has been prepared on the joint instruction of Greencore and Northern Foods and is addressed to the shareholders of Greencore and Northern Foods solely to comply with the requirements of Regulation 7 of the Irish Regulations and Regulation 9 of the UK Regulations respectively. The report should not be relied upon by other persons, should not be used for any other purpose and should not be considered as investment advice of any kind whatsoever to Greencore, Northern Foods or their respective shareholders, whether current or future. If persons choose to rely in any way on the report, they do so entirely at their own risk. Save for any responsibility under Regulation 7 of the Irish Regulations and Regulation 9 of the UK Regulations to prepare the report or under Regulation 15 (1)(a) of the UK Regulations to include it in the circular to be sent to Northern Foods shareholders, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any person for any loss suffered by any person as a result of, arising out of, or in connection with this report.

We provided a draft of this report to Greencore, Northern Foods and their respective advisers to obtain their comments as to factual accuracy of the information contained herein, as opposed to our opinions expressed herein, the latter of which are the responsibility of Ernst & Young Chartered Accountants alone. Amendments made to this report as a result of this review have not changed the methodology or conclusions reached by Ernst & Young Chartered Accountants.

The report must not be used for any other purpose and, save to the extent required by the Regulations, must not be recited or referred to in any document, copied or made available (in whole or in part) to any person without our prior written express consent (which we will not unreasonably withhold or delay) and you acknowledge that were you to do so (and without limitation) this could expose us to a risk that a third party who otherwise would not have access to the report, might claim to have relied upon the report and any other advice we provide to you to its detriment and might bring or threaten to bring an action, claim or proceedings against us.

We are not obliged to update our report to reflect any events which may arise subsequent to the date of this report.

Greencore and Northern Foods shareholders who are in any doubt as to the action they should take in relation to the Merger should consult their own independent financial advisor.

2.	Summary of merger and share exchange ratio

2.1	Identification of the merging companies

	2.1.1	Greencore

		•	Greencore shall participate in the Merger as the ‘successor company’ for the purposes of the Irish Regulations and as the ‘transferee company’ for the purposes of the UK Regulations.

		•	Greencore is a public limited liability company incorporated under the laws of the Republic of Ireland.

		•	Greencore is registered with the Irish Companies Registration Office with registered number 170016 and its registered address is at No 2 Northwood Avenue, Northwood Business Park, Santry, Dublin 9.

		•	Greencore is governed by the laws of the Republic of Ireland.

	2.1.2	Northern Foods

		•	Northern Foods shall participate in the Merger as the ‘transferor company’ for the purposes of the Irish Regulations and the UK Regulations.

•	Northern Foods is a public limited liability company incorporated under the laws of England and Wales.

•

Northern Foods is registered with the Registrar of Companies for England and Wales with registered number 471864 and its registered address is at 2180 Century Way, Thorpe Park, Leeds, West Yorkshire LS15 8ZB.

•	Northern Foods is governed by the laws of England and Wales.

2.2	Summary of the Merger and the share exchange ratio

On 17 November 2010, the directors of Greencore and Northern Foods, two of the leading food manufacturers in the UK and Ireland, announced that they had reached agreement on the terms of a recommended merger of equals.

The Merger, which will be effected under the European cross-border mergers regime, will be carried out as a ‘merger by absorption’ for the purposes of the UK Regulations and a ‘merger by acquisition’ for the purposes of the relevant Irish Regulations. It will result in all of Northern Foods’ assets and liabilities being transferred to Greencore and in Northern Foods shareholders receiving new Greencore shares in consideration for this transfer. Northern Foods will be dissolved without going into liquidation.

Under the agreed share exchange ratio and, subject to the Merger becoming effective, Northern Foods shareholders will receive 0.4479 of a new Greencore share for every Northern Foods share held by them. On this basis, Greencore shareholders and Northern Foods shareholders will each hold approximately 50 per cent. of the enlarged, fully diluted, share capital of the combined group.

Northern Foods shareholders will be entitled to receive and retain the Northern Foods interim dividend of 1.55 pence per Northern Foods share announced on 9 November 2010 in respect of the first half of the financial period ending 2 April 2010. Greencore shareholders will be entitled to receive and retain the Greencore final dividend of 4.5 cent per Greencore share in respect of the year ended 24 September 2010. No cash consideration is to be paid by Greencore to the shareholders of Northern Foods as a result of the Merger.

It is also expected that Northern Foods and Greencore will both declare further dividends in respect of their current financial periods by reference to a record date falling before the date of completion of the Merger, and that Northern Foods shareholders and Greencore shareholders on the respective Northern Foods and Greencore shareholder registers on that record date or dates will be entitled to receive and retain those further dividends.

Following the Merger, Greencore will be renamed Essenta Foods and will remain domiciled and tax resident in the Republic of Ireland, with its registered and corporate head office at Santry, Co. Dublin. Essenta Foods will have a premium listing and its shares will be traded on the main market of the London Stock Exchange and quoted in pounds sterling.

3.	Valuation methods used to determine the share exchange ratio

3.1	Valuation methods used by the directors of Greencore

In determining the valuation methods to be applied to each Merging Party, the directors of Greencore have assessed the commercial prospects of each company on a standalone basis, considering current operations and forecast industry trends. In conducting this analysis, the directors of Greencore have used both publicly available information and confidential information, including their own projections and projections provided by the directors of Northern Foods. Although various valuation methods have been analysed, the directors of Greencore consider that the assessment of relative market capitalisation of the Merging Parties over time is the most important method, given that it best reflects the valuation issues pertinent to each Merging Party and takes into account relative peaks and troughs in share price performance.

As part of their assessment of the proposed Merger, the directors of Greencore have also considered financial, non-financial and operational aspects of the transaction, including: (i) an analysis of the relative contributions for each Merging Party of revenue, earnings before interest, tax, depreciation and amortisation (EBITDA), earnings before interest and tax (EBIT) and net income in the period 2012–2014; (ii) an appraisal of the prospects for Greencore on a standalone basis; (iii) the liquidity of Greencore shares; (iv) the scale of Greencore’s operations; and (v) an assessment of the potential synergies arising from the Merger. Both the quantum and phasing of the potential synergies arising from the Merger have been considered, across various categories including, amongst others, operations, services, purchasing and supply chain, financing and tax.

In addition to the principal valuation method used by the directors of Greencore, namely the relative market capitalisation of Greencore and Northern Foods, the directors of Greencore have also considered the relative valuations of Greencore and Northern Foods by reference to a number of other valuation methods (see section 3.1.2 below), in order to support the conclusions of the principal valuation method.

3.1.1	Assessment of relative market capitalisation

The directors of Greencore have assessed the relative market capitalisation of the Merging Parties over time periods of varying length. This analysis has been carried out using both the share price on 5 November 2010, as well as over a number of periods falling 1 month, 3 months, 6 months, 1 year, 2 years and 5 years prior to this date. In addition, the market capitalisations of the Merging Parties have been assessed using the target share prices published by equity research analysts for both the Merging Parties.

This analysis suggests that the proportion of the share exchange ratio attributable to Greencore’s shareholders will be in the range of 48 per cent. and 54 per cent.

3.1.2	Assessment of the relative contributions of the Merging Parties

In addition to the assessment of relative market capitalisation, the directors of Greencore have also considered the relative valuation of Greencore and Northern Foods by reference to a number of methods, namely: (i) an assessment of the trading multiples of quoted companies comparable to Greencore and Northern Foods; and (ii) a standalone discounted cash flow (DCF) analysis of both Greencore and Northern Foods.

Comparable quoted companies analysis

The directors of Greencore have compared the financial metrics of Greencore and Northern Foods to companies operating in similar industries and geographies, using the key metrics of enterprise value (EV)/EBITDA and price-earnings (P/E), most relevantly applied to the financial projections of the Merging Parties for 2011 and 2012. This analysis includes a ‘sum-of-parts’ methodology in determining a value for Northern Foods across its individual business segments, to reflect the varying strengths and prospects of each business.

The comparable quoted company analysis suggests that the proportion of the share exchange ratio attributable to Greencore’s shareholders will be in the range of 44 per cent. and 51 per cent.

Discounted Cash Flow

The DCF analysis has been carried out by the directors of Greencore on a standalone basis for each company using each company’s weighted average cost of capital. The DCF analysis is based on Greencore projections from 2011–2013 and Greencore’s projections for Northern Foods from 2011–2014, with growth rate assumptions applied to the cash flows in subsequent years. The directors of Greencore have made such adjustments to the Northern Foods projections as they deemed appropriate.

Within the DCF analysis, the directors of Greencore have given consideration to alternative valuations of the pension deficit in each company, with sensitivity analysis assuming different valuation methods, including by reference to a review of a detailed analysis of the principal Northern Foods pension scheme.

The DCF analysis suggests that the proportion of the share exchange ratio attributable to Greencore’s shareholders will be in the range of 43 per cent. and 53 per cent.

3.2	Valuation methods used by the directors of Northern Foods

In determining the valuation methods to be applied to each Merging Party, the directors of Northern Foods have assessed the commercial prospects of each company on a standalone basis, considering current operations and forecast industry trends. In conducting this analysis, the directors of Northern Foods have used both publicly available information and confidential information, including their own projections and projections provided by the directors of Greencore. Although various valuation methods have been analysed, the directors of Northern Foods consider that the assessment of relative market capitalisation of the Merging Parties over time is the most important method, given that it best reflects the valuation issues pertinent to each Merging Party and takes into account relative peaks and troughs in share price performance. In their assessment of Greencore’s financial information, the directors of Northern Foods have applied a more conservative view than the directors of Greencore as to Greencore’s net debt through its working capital cycle, which has a material impact on some of the valuation metrics used, in particular the comparable company analysis (see section 3.2.2) .

As part of their assessment of the proposed Merger, the directors of Northern Foods have also considered financial, non-financial and operational aspects of the transaction, including: (i) an analysis of the relative contributions for each Merging Party of revenue, EBITDA, EBIT and net income in the period 2011–2013; (ii) an appraisal of the prospects for Northern Foods on a standalone basis; (iii) the liquidity of Northern Foods shares; (iv) the scale of Northern Foods’ operations; and (v) an assessment of the potential synergies arising from the Merger. Both the quantum and phasing of the potential synergies arising from the Merger have been considered, across various categories including, amongst others, operations, services, purchasing and supply chain, financing and tax.

In addition to the principal valuation method used by the directors of Northern Foods, namely the relative market capitalisation of Northern Foods and Greencore, the directors of Northern Foods have also considered the valuations of Northern Foods and Greencore by reference to a number of other valuation methods (see section 3.2.2 below), in order to support the conclusions of the principal valuation method.

3.2.1	Assessment of relative market capitalisation

The directors of Northern Foods have assessed the relative share price of Northern Foods and Greencore, as at 4 November 2010. A comparison of historic share prices and market capitalisation has also been assessed, analysing (i) the volume-weighted average price of Greencore and Northern Foods shares for the periods falling 3 months, 6 months and 1 year prior to 4 November 2010; (ii) the trading range of Northern Foods and Greencore shares for the 52 weeks prior to this date; and (iii) the relative market capitalisation of the Merging Parties as at 4 November 2010 and for the periods falling 1 month, 3 months, 6 months, 1 year, 2 years and 3 years prior to this date. In addition to this historic analysis, the directors of Northern Foods have also compared the target share prices published by equity research analysts for both of the Merging Parties.

This analysis suggests that the proportion of the share exchange ratio attributable to Northern Foods’ shareholders will be in the range of 47 per cent. and 53 per cent.

3.2.2	Assessment of the relative contributions of the Merging Parties

In addition to the assessment of relative market capitalisation, the directors of Northern Foods have also considered the relative valuation of Northern Foods and Greencore by reference to a number of methods, namely: (i) an assessment of the trading multiples of quoted companies comparable to Northern Foods and Greencore, including a ‘sum-of- parts’ method; and (ii) a standalone discounted cash flow (DCF) analysis of both Northern Foods and Greencore.

Comparable quoted companies analysis

The directors of Northern Foods have compared the financial metrics of Northern Foods and Greencore to companies operating in similar industries and geographies using the key metrics of EV/EBITDA and EV/EBIT multiple ranges applied to the financial projections of the Merging Parties for 2011. This analysis includes a ‘sum-of-parts’ methodology in determining values for Northern Foods and Greencore across their individual business segments, to reflect the varying strengths and prospects of each business.

The comparable quoted company analysis suggests that the proportion of the share exchange ratio attributable to Northern Foods’ shareholders will be in the range of per cent. and 65 per cent.

Discounted Cash Flow

The DCF analysis has been carried out by the directors of Northern Foods on a standalone basis for each company using the same weighted average cost of capital for both companies. The cash flows used in the DCF analyses for the Merging Parties are based on the projections for the period 2011–2014, with growth rate and profitability margin assumptions applied to the cash flows in subsequent years. The directors of Northern Foods have also assessed, through sensitivity analysis, the impact of varying perpetual growth factors and discount factors used to calculate the present value of the cash flows.

The DCF analysis suggests that the proportion of the share exchange ratio attributable to Northern Foods’ shareholders will be in the range of 44 per cent. and 53 per cent.

3.3	Resulting share exchange ratio

A summary of the implied valuation ranges determined by Greencore and Northern Foods is set out below:

	Greencore: Northern Foods		Greencore: Northern Foods ratio
	ratio by Greencore analysis		by Northern Foods analysis
	Greencore	Northern	Greencore	Northern
Valuation method	range	Foods range	range	Foods range

Relative market capitalisation
analysis	48 – 54	52 – 46	47 – 53	53 – 47
Comparable quoted companies
analysis	44 – 51	56 – 49	35 – 45	65 – 55
Discounted cash flow analysis	43 – 53	57 – 47	47 – 56	53 – 44

The directors of both Greencore and Northern Foods consider that the assessment of the relative market capitalisation of the Merging Parties over time is the most important method, given it best reflects the valuation issues pertinent to each Merging Party and takes into account relative peaks and troughs in share price performance. They have cross checked the results of this valuation method to the results of other valuation methodologies, as specified in sections 3.1.2 and 3.2.2.

The ranges illustrated compare with the share exchange ratio agreed by the board of directors of Greencore and Northern Foods, under which Greencore and Northern Foods shareholders will each hold approximately 50 per cent. of the enlarged, fully diluted, share capital of the combined group.

4.	Valuation difficulties in determining the share exchange ratio

4.1	General valuation considerations

	4.1.1	Assessment of relative market capitalisation

Greencore and Northern Foods are listed on the Irish Stock Exchange and London Stock Exchange respectively. It is possible that the price of a Greencore or Northern Foods share could be affected by the differing macroeconomic and liquidity conditions prevailing in the respective markets, rather than reflecting the underlying operational performance of the respective businesses.

	4.1.2	Other valuation methods

The comparable company analysis performed on the peers of Greencore and Northern Foods has been based on a study of the main European listed companies operating in the same sector as Greencore and Northern Foods. The companies identified are likely to differ from the companies being valued in terms of, for example, operations, markets served, geographical footprint and future growth prospects. This restricts the usefulness of drawing comparisons between Greencore, Northern Foods and other comparable companies.

The discounted cash flow analyses used by Greencore, Northern Foods and their respective advisors, are based on financial projections prepared by the management of the two companies, which reflects their respective management’s best view, at that point in time, of the prospects of the future trading performance of the companies. However, these prospects and the assumptions behind them could vary significantly from future performance due to unforeseen events, in which case the actual results could vary widely from the projections made in the discounted cash flow analysis.

4.2	Specific valuation considerations

	4.2.1	Northern Foods pension scheme

The deficit of the principal Northern Foods pension scheme at its last formal actuarial valuation as at 31 March 2008 was £75 million. Under International Accounting Standard 19, as at 2 October 2010, the deficit of this scheme was estimated at £135 million, with a total estimated Northern Foods pension deficit across all its pension schemes of £142 million. Northern Foods is not currently contributing towards the past service deficit of the principal pension scheme. The impact of the deficit on the principal pension scheme and its future funding has been considered by both the directors of Greencore and Northern Foods in determining the respective valuations of the Merging Parties.

	4.2.2	Greencore special share

The Irish Minister for Agriculture, Fisheries and Food (the ‘Minister’) holds one special rights preference share of 1.26 in Greencore (the ‘Special Share’). The Special Share was issued when Greencore was privatised by the Irish State in 1991.

The Special Share was intended to give the Irish Government certain rights which might allow it to block a sale of the Greencore ‘Sugar Assets’ (including the sugar quota allocated to Ireland by the EU Commission). As Greencore no longer holds any Sugar Assets, the Special Share provides no strategic value or purpose for the Irish Government.

The Special Share provides that no person may acquire more than 30 per cent. of the voting rights of Greencore. It also requires the prior consent of the Minister to any resolution to voluntarily wind up Greencore or create any new class of voting share capital.

The Minister has indicated to Greencore that he has no objection in principle to the cancellation of the Special Share. Greencore intends to work with the Minister and his advisers to seek to take the necessary steps to effect this.

The directors of Northern Foods do not consider that the Special Share will have an impact on the value attributable to Northern Foods shareholders regarding the Merger.

5.	Procedures applied in our work and information used

5.1	Basis of our report

Our work has been carried out solely to comply with the requirement for the preparation of an ‘expert’s report’ pursuant to the Irish Regulations and an ‘independent expert’s report’ pursuant to the UK Regulations in relation to the Merger and in accordance with and, to subject to, the terms of our engagement letter with Greencore and Northern Foods dated 16 November 2010. The only opinions being given by us in this report are those required by the Regulations and identified in section 1 of this report. The scope of our work does not constitute the issuance of an audit opinion or any other type of opinion or confirmation regarding the financial statements of the Merging Parties or due diligence review or evaluation of the accounting, tax, legal, labour, environmental or any other aspect of the Merging Parties or as a fairness opinion or an opinion on the present or future values of the Merging Parties, or a recommendation to invest therein. The focus of our work has been to review and consider the valuation methods used by the directors of Greencore and Northern Foods in their determination of the proposed share exchange ratio. It does not constitute a valuation or re-performance of a valuation of either Greencore or Northern Foods or any part of their respective businesses, nor does it constitute a recommendation to Greencore, Northern Foods or their respective shareholders as to whether either party should proceed with the Merger.

Our report is based on information provided to us by or on behalf of Greencore and Northern Foods, including information from their respective advisors and from public sources, as described in section 5.2 below. Our work has not included a comparison of the information from public sources with evidence obtained from the Merging Parties. Nonetheless, to the extent possible, we have considered whether the information presented is consistent with other data obtained during the course of our work.

We have assumed that the information which has been provided to us by or on behalf of each of the Merging Parties, including by their respective advisors, is complete and accurate and that it reflects Greencore and Northern Foods’ respective best estimates of the outlook for the Merging Parties’ businesses from an operating and financial perspective. We have not independently verified any of such information and we accept no liability for any inaccuracies in this information. We have also received written representation from the directors of both Greencore and Northern Foods confirming that we have been provided with all the necessary documentation and information to prepare this report, and that financial projections with which we have been provided, the assumptions used to prepare them and the valuations resulting from the methods used to arrive at the share exchange ratio represent their view of current circumstances.

We have assumed that all authorisations and registrations required, for the purposes of the foreseen Merger, in Ireland, the UK and other jurisdictions in which the Merging Parties are present, and which have a significant impact on our analyses, will be obtained with no adverse effect for Greencore or Northern Foods or the profit expected to be generated by the combined group following the Merger.

We have not carried out any work necessary for the purpose of validating the preparation or accuracy of any plan, budget, projection or forecast (‘Prospective Financial Information’) or the reasonableness of the underlying assumptions. Since any Prospective Financial Information relates to the future, it may be affected by unforeseen events. Actual results are likely to be different from those projected because events and circumstances frequently do not occur as expected, and those differences may be material.

The realisation of the results shown in any Prospective Financial Information depends in part upon the effectiveness of management’s actions and in the implementation and execution of the underlying business plan. We can give no assurance as to whether or how closely the actual results ultimately achieved will correspond to those planned. Any views we may express as to the basis for any Prospective Financial Information or possible future outcomes will be made in good faith on the basis of the information available to us at the time but will not constitute a representation, undertaking or warranty of any kind or imply any other assumption of any liability by us.

5.2	Information used to arrive at our opinions

Our report is based on information provided to us by or on behalf of Greencore and Northern Foods, including information from their respective advisors and from public sources. Our analysis of the methods used to arrive at the share exchange ratio has been based on the procurement and analysis of the following information:

	•	The common draft terms of the merger, prepared and approved by the directors of Greencore and Northern Foods, dated 17 November 2010.

	•	The directors’ explanatory report for Greencore, prepared and approved by the directors of Greencore, dated 17 November 2010.

	•	The directors’ report for Northern Foods, prepared and approved by the directors of Northern Foods, dated 17 November 2010.

	•	The KPMG commentary on synergies to the directors of both Greencore and Northern Foods: ‘Draft Synergies Board Memorandum’, dated 11 November 2010.

	•	The pro-forma merger model produced by Northern Foods and Greencore and released to the existing lenders of Greencore and Northern Foods, including:

—

Consolidated management estimate of financial performance for Greencore for the year to September 2010, prepared by Greencore management, including summarised profit and loss and cash flow performance, both in Euro and Sterling currencies.

		—	Consolidated annual financial projections plan for Greencore for the period from 2011 – 2014 (year end 25 September), prepared by Greencore, including summary profit and loss (in Euro and Sterling), summary cash flow (in Euro and Sterling) andbalance sheet figures (in Sterling).

—

Consolidated annual financial projections plan for Northern Foods for the period from 2011 – 2014 (year end 31 March), prepared by Northern Foods, including summary profit and loss, summary cash flow and summary balance sheet figures (all in Sterling).

—	Certain key assumptions on exchange rates used, transaction costs, UK tax rates, synergies, integration costs (and related tax shield) and adjustments to co-terminus financial year ends.

—	The combined Greencore and Northern Foods management presentation to the existing lenders of Greencore and Northern Foods, dated 20 October 2010.

—	The combined draft Greencore sand Northern Foods analyst presentation, dated 17 November 2010.

—	The board presentation prepared by Barclays Capital as financial advisor to Greencore containing advice with respect to the Merger, dated 9 November 2010.

—	The discussion materials, prepared by UBS Limited as financial advisor to Northern Foods, dated 4 November 2010.

—	The short form due diligence report on Northern Foods pensions, prepared by KPMG, dated 27 September 2010.

—	The Memorandum of Understanding between Northern Foods and Northern Foods Trustees Limited, dated 12 November 2010.

—	The letter of comfort provided by Greencore to the Trustees of the Northern Foods Pension Scheme, dated 11 November 2010.

—	The board materials from the Northern Foods board meeting on 14 November 2010, including legal, pension, valuation, due diligence and tax summary information.

—	The Rule 2.5 announcement by Greencore, dated 17 November 2010, under The City Code on Takeovers and Mergers.

—	Audited annual accounts of Greencore for the financial years ending September 2007, 2008, 2009 and of Northern Foods for the financial years ending March 2008, 2009, 2010.

—	Northern Foods interim results for the 26 weeks ending 2 October 2010.

—	The preliminary results of Greencore for the year ending 24 September 2010.

—	Stock market information for the listed price of Greencore and Northern Foods shares.

—	Stock market information on the listed share prices of companies comparable to Greencore and Northern Foods.

—	Publicly available information on the transactions involving shares of companies similar to Greencore and Northern Foods.

—	Equity research reports on Greencore and Northern Foods.

—	Any other information considered relevant to our work.

Additionally, we have held meetings and calls with Greencore and Northern Foods and their respective advisors, Barclays Capital and UBS Limited, and KPMG LLP, to review the information provided and to obtain additional clarification.

6.      Conclusion

Based on the work we have performed, for the sole purpose of preparing the expert’s report as specified in the Irish Regulations and the independent expert’s report as specified in the UK Regulations, and the information provided to us, notwithstanding the valuation difficulties highlighted in section 4, in our opinion:

  The methods used to arrive at the proposed share exchange ratio are adequate and reasonable in all the circumstances relevant to the Merger.

  The relative importance attributed to each method in arriving at the values decided on is appropriate.

  The proposed share exchange ratio, being 0.4479 of a new Greencore share for every Northern Foods share held by Northern Foods shareholders, is fair and reasonable.

Our opinion should only be interpreted in terms of the scope and procedures applied during the course of our work. No additional responsibility may be derived from our opinion.

This report has been prepared strictly to comply with the requirements for the preparation of such a report in the context of the Merger as specified in Regulation 7 of the Irish Regulations and Regulation 9 of the UK Regulations and should not be used for any other purpose.

Yours faithfully,

Ernst & Young Chartered Accountants

SCHEDULE VI

SUMMARY OF THE PRINCIPAL TERMS OF THE ESSENTA FOODS LONG-TERM
INCENTIVE PLAN 2011 (the “LTIP 2011”)

Purpose of the LTIP 2011

The LTIP 2011 is a long-term incentive plan which permits the awarding of free/nominal cost shares UK LR13.8.11(1) and/or “market value” share options. The LTIP 2011 has sufficient flexibility to permit future awards I LR 10.8.11(1) under either of the legacy Greencore policy (market value options) or the legacy Nothern Foods policy (free share awards). Following Merger, the Options and Remuneration Committee will consider how best to operate the LTIP 2011, having due regard to the published guidance by institutional investors.

The Options and Remuneration Committee will ensure that all awards are subject to appropriate pre-vesting performance conditions. As the membership and terms of reference of the Options and Remuneration Committee will be revised to take account of the Merger, it is premature to decide on those conditions now, but the Options and Remuneration Committee will have due regard to best and market practice and will liaise with its largest shareholders before making the first awards under the LTIP 2011.

Operation

The Options and Remuneration Committee will supervise the operation of the LTIP 2011.

Eligibility

Any employee (including an executive director) of Essenta Foods and its subsidiaries will be eligible to participate in the LTIP 2011 at the discretion of the Options and Remuneration Committee.

Grant of Awards

The Options and Remuneration Committee may grant awards to acquire Essenta Foods Shares within six weeks following Essenta Foods’ announcement of its results for any period. The Options and Remuneration Committee may also grant awards within six weeks of shareholder approval of the LTIP 2011 or of any regulatory or legal restriction on the granting of awards under the LTIP 2011 being lifted or at any other time when the Options and Remuneration Committee considers there are exceptional circumstances which justify the granting of awards.

Under the LTIP 2011 the Options and Remuneration Committee may grant both “free share” awards (in the form of conditional share awards, nil (or nominal) cost options, restricted and/or forfeitable shares) and “market value” share options. The price per Essenta Foods Share payable upon exercise of a “market value” share option will not be less than the greater of:

(a)

the middle market price of an Essenta Foods Share on the London Stock Exchange on the dealing day immediately before the date of grant (or on such other dealing day(s) as the Options and Remuneration Committee may decide); and

(b)	if the option relates only to new issue Shares, the nominal value of an Essenta Foods Share.

The Options and Remuneration Committee does not intend to make the first awards under the LTIP 2011 until after the completion of the Merger. Prior to making awards, the Options and Remuneration Committee will consider whether to make the minor amendments necessary to the LTIP 2011 so as to allow Essenta Foods to grant “market value” share options on a “tax-favoured” basis.

The Options and Remuneration Committee may also decide to grant cash-based awards of an equivalent value to share-based awards or to satisfy share-based awards in cash, although it does not currently intend to do so. An award may not be granted more than 10 years after shareholder approval of the LTIP 2011.

No payment is required for the grant of an award. Awards are not transferable, except on death. Awards are not pensionable.

Individual limit

An employee may not receive awards under the LTIP 2011 in any financial year with a value in excess of 200 per cent. of his annual base salary (including any salary that the employee has sacrificed into his pension fund) in that financial year. This is the same limit as in the current Northern Foods’ long term incentive plan. For the purposes of this limit, awards will be valued as follows:

(a)	The value of a “free share” award will be the market value of the Essenta Foods Shares subject to the award at the time of grant; and

(b)	The value of a “market value” share option will be 50 per cent. of the market value of the Essenta Foods Shares subject to the option at the time of grant.

Performance conditions

As referred to above, the Options and Remuneration Committee will set performance conditions applicable to awards which will be granted under the LTIP 2011, having regard to best and market practice and will consult with Greencore’s largest shareholders prior to the first awards being granted under the LTIP 2011.

The Options and Remuneration Committee may also vary any performance conditions applying to existing awards if an event has occurred which causes the Options and Remuneration Committee to consider that it would be appropriate to amend the performance conditions, provided the Options and Remuneration Committee considers the varied conditions are fair and reasonable and not materially less challenging than the original conditions would have been but for the event in question.

Vesting of awards

Awards normally vest three years after grant to the extent that the applicable performance conditions have been satisfied and provided the participant is still employed in the Essenta Foods’ Group. Once options have vested, they are then exercisable for a set period, unless they lapse earlier under the terms of the LTIP 2011. These set periods will run from vesting until (i) if the participant is resident for tax purposes in Ireland, the day before the seventh anniversary of the date of grant of the option or (ii) in all other circumstances, the day before the tenth anniversary of grant or such earlier date that the Options and Remuneration Committee determines prior to grant.

Claw-back

The Options and Remuneration Committee has the discretion to require the reduction of the vesting of awards or require the repayment of vested awards (within two years of the vesting of awards) in circumstances where the vesting arose as a result of information which has subsequently proved to be inaccurate or misleading in a material respect.

Dividend equivalents

The Options and Remuneration Committee may decide that participants will receive a payment (in cash and/or Essenta Foods Shares) on or shortly following the transfer of the Shares subject to an award to a participant of an amount equivalent to the dividends that would have been paid on those Shares between the time when the awards were granted and the time when the underlying shares are issued or transferred to the participant. This amount may assume the reinvestment of dividends. Alternatively, participants may have their awards increased as if dividends were paid on the Essenta Foods Shares subject to their award and then reinvested in further Essenta Foods Shares. “Dividend equivalent” payments will not apply to “market value” share options.

Leaving employment

As a general rule, an award will lapse upon a participant giving or receiving notice of his cessation of employment or directorship within the Essenta Foods’ Group. However, if a participant ceases to be an employee or a director because of his death, ill health, injury, disability, redundancy (if the Options and Remuneration Committee so determines), retirement, his employing company or the business for which he works being sold out of the Essenta Foods’ Group or in other circumstances at the discretion of the Options and Remuneration Committee, his award will vest on the date when it would have vested if he had not ceased such employment or office, subject to: (i) the performance conditions being satisfied at the end of the period over which the conditions are measured and (ii) the pro-rating of the award (on an annual basis) to reflect the reduced period of time between the grant of the award and the participant’s cessation of employment as a proportion of the normal three-year vesting period, although the Options and Remuneration Committee can decide not to pro-rate an award if it regards it as inappropriate to do so in the particular circumstances.

If a participant ceases to be an employee or director in Essenta Foods’ Group for one of the “good leaver” reasons specified above, the Options and Remuneration Committee can decide that his award will vest on the date when he leaves. The extent to which an award will vest in these situations will depend upon two factors: (i) the extent to which the performance conditions have been satisfied by reference to the date of cessation; and (ii) pro-rating by reference to the time of the participant’s cessation of employment as a proportion of the vesting period as described above.

In any of the above “good leaver” circumstances, any awards granted as options, which vest as a consequence of cessation, may be exercised within a period of 12 months starting from the date on which the award vests. Any awards granted as options which have vested prior to the participant’s cessation of employment in “good leaver” circumstances may be exercised within a period of 12 months from the participant’s cessation of employment.

Corporate events

In the event of a takeover, merger, winding up, or scheme of arrangement in respect, of Essenta Foods (in each case not being an internal corporate reorganisation) all awards will vest early subject to: (i) the extent that the performance conditions have been satisfied at that time as determined by the Options and Remuneration Committee; and (ii) the pro-rating of the awards (on an annual basis) to reflect the reduced period of time between their grant and vesting, although the Options and Remuneration Committee can decide not to pro-rate an award if it regards it as inappropriate to do so in the particular circumstances.

In the event of an internal corporate reorganisation awards will be replaced by equivalent new awards over shares in a new holding company unless the Options and Remuneration Committee decides that awards should vest on the basis which would apply in the case of a takeover.

If a demerger, special dividend or other similar event is proposed which, in the opinion of the Options and Remuneration Committee, would affect the market price of Shares to a material extent, then the Options and Remuneration Committee may decide that awards will vest on the basis which would apply in the case of a takeover as described above.

Participants’ rights

Awards of conditional shares and options will not confer any shareholder rights until the awards have vested or the options have been exercised and the participants have received their Essenta Foods Shares. Holders of awards of restricted and/or forfeitable Essenta Foods Shares will have shareholder rights from when the awards are made except they may be required to waive their rights to receive dividends.

Rights attaching to Shares

Any Essenta Foods Shares allotted when an award vests or is exercised will rank equally with Essenta Foods Shares then in issue (except for rights arising by reference to a record date prior to their allotment).

Variation of capital

In the event of any variation of Essenta Foods’ share capital or in the event of a demerger, payment of a special dividend or similar event which materially affects the market price of the Essenta Foods Shares, the Options and Remuneration Committee may make such adjustment as it considers appropriate to the number of Essenta Foods Shares subject to an award and/or the exercise price payable (if any).

Overall LTIP 2011 limits

The LTIP 2011 may operate over new issue Essenta Foods Shares, Essenta Foods Shares held in treasury or Essenta Foods Shares purchased in the market.

In any ten calendar year period, Essenta Foods may not issue (or grant rights to issue) more than:

(a)	10 per cent. of the issued ordinary share capital of Essenta Foods under the LTIP 2011 and any other employee share plan adopted by Essenta Foods; and

(b)	5 per cent. of the issued ordinary share capital of Essenta Foods under the LTIP 2011 and any other executive share plan adopted by Essenta Foods.

Shares held by Essenta Foods in treasury will count as new issue Essenta Foods Shares for the purposes of these limits unless institutional investors decide that they need not count.

Alterations to the LTIP 2011

The Options and Remuneration Committee may, at any time, amend the LTIP 2011 in any respect, provided that the prior approval of shareholders is obtained for any amendments that are to the advantage of participants in respect of the basis for determining a participant’s entitlement to, and the terms of, the Essenta Foods Shares or cash or other benefit to be provided and the adjustment of thereof (if any), the rules governing eligibility, limits on participation, the overall limits on the issue of Essenta Foods Shares or the transfer of Essenta Foods Shares held in treasury. The authority conferred on the Directors by paragraph (a) in Resolution 5 in Notice of the Extraordinary General Meeting is subject to this requirement.

The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration made to benefit the administration of the LTIP 2011, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Essenta Foods Group. Shareholder approval will also not be required for any amendments to any performance condition applying to an award.

Overseas Plans

The shareholder resolution to approve the LTIP 2011 will allow the Board to establish further plans for overseas territories, any such plan to be similar to the LTIP 2011, but modified to take account of local tax, exchange control or securities laws, provided that any Essenta Foods Shares made available under such further plans are treated as counting against the limits on individual and overall participation in the LTIP 2011.

ANNEXURE I

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
OF
THE NORTHERN FOODS GROUP
FOR THE
26 WEEKS ENDED 2 OCTOBER 2010
(UNAUDITED)

Condensed consolidated income statement
for the 26 weeks ended 2 October 2010

	Notes	Before restructuring items 26 weeks 2010 £m	Restructuring items 26 weeks 2010 £m	Total 26 weeks 2010 £m	Before restructuring items 26 weeks 2009 £m	Restructuring items 26 weeks 2009 £m	Total 26 weeks 2009 £m	Before restructuring items 53 weeks 2010 £m	Restructuring items 53 weeks 2010 £m	Total 53 weeks 2010 £m
				(unaudited)			(unaudited)			(audited)
Continuing operations
Revenue	5	453.0	—	453.0	466.9	—	466.9	977.0	—	977.0

Profit/(loss) from operations	5,6	17.5	(25.5)	(8.0)	20.5	(3.2)	17.3	54.6	(26.6)	28.0
Finance income	7	25.9	—	25.9	20.4	—	20.4	41.7	—	41.7
Finance expense	7	(33.8)	—	(33.8)	(30.5)	—	(30.5)	(62.3)	—	(62.3)

Profit/(loss) before taxation	5	9.6	(25.5)	(15.9)	10.4	(3.2)	7.2	34.0	(26.6)	7.4
Taxation on profit/(loss)		(2.6)	7.1	4.5	4.9	0.8	5.7	1.9	4.5	6.4
Movement on deferred tax due to change in legislation		1.9	—	1.9	—	—	—	—	—	—

Taxation	8	(0.7)	7.1	6.4	4.9	0.8	5.7	1.9	4.5	6.4

Profit/(loss) for the period	5	8.9	(18.4)	(9.5)	15.3	(2.4)	12.9	35.9	(22.1)	13.8

The result for the period is all attributable to equity holders of the parent.
(Loss)/earnings per share (pence)
Basic	10			(2.04)			2.79			2.98
Diluted	10			(2.02)			2.76			2.94

Underlying earnings per share (pence)
Basic	10			1.51			2.14			6.99
Diluted	10			1.49			2.12			6.91

Condensed consolidated statement of comprehensive income
for the 26 weeks ended 2 October 2010

	26 weeks 2010 £m	26 weeks 2009 £m	53 weeks 2010 £m
	(unaudited)	(unaudited)	(audited)
(Loss)/profit for the period	(9.5)	12.9	13.8

Other comprehensive income:
Currency translation differences on overseas investment	(1.7)	(1.7)	(5.6)
Actuarial losses on defined benefit pension schemes	—	—	(81.4)
Taxation on actuarial losses taken directly to equity	—	—	23.2
Fair value movement on cash flow hedge	(2.1)	(13.2)	(12.2)
Transfer to profit or loss on cash flow hedge	4.1	10.9	6.8

Other comprehensive income for the period	0.3	(4.0)	(69.2)

Total comprehensive income for the period	(9.2)	8.9	(55.4)

Total comprehensive income for the period is all attributable to equity holders of the parent.

Condensed consolidated balance sheet
as at 2 October 2010

	Notes	2 October 2010 £m	26 September 2009 £m	3 April 2010 £m
		(unaudited)	(unaudited)	(audited)
Non-current assets
Goodwill		51.1	57.0	51.4
Other intangible assets		1.4	3.5	2.2
Derivative financial instruments		14.7	12.7	15.3
Property, plant and equipment		266.5	291.0	278.9
Deferred taxation assets		35.0	9.3	35.9

		368.7	373.5	383.7

Current assets
Inventories		65.5	67.2	52.6
Trading investments		—	0.1	—
Trade and other receivables		124.6	128.5	117.0
Derivative financial instruments		—	1.7	0.2
Asset held for sale	11	—	—	0.9
Cash and cash equivalents		25.0	25.8	31.7

		215.1	223.3	202.4

Total assets	5	583.8	596.8	586.1

Current liabilities
Trade and other payables		(209.8)	(188.8)	(203.6)
Provisions		(8.0)	(3.0)	(5.1)
Current taxation liabilities		(3.5)	(11.5)	(7.6)
Derivative financial instruments		(0.2)	—	—
Bank loans and overdrafts		(0.2)	(0.4)	(6.6)

		(221.7)	(203.7)	(222.9)

Non-current liabilities
Revolving credit facility 2010		(33.9)	(105.0)	(63.0)
Senior loan notes		(217.2)	(151.0)	(155.2)
Retirement benefit obligations	12	(142.3)	(70.6)	(149.7)
Deferred taxation liabilities		(2.0)	(2.4)	(2.7)
Accruals and deferred income		(11.0)	(13.5)	(12.8)

		(406.4)	(342.5)	(383.4)

Total liabilities	5	(628.1)	(546.2)	(606.3)

Net (liabilities)/assets	5	(44.3)	50.6	(20.2)

Equity
Share capital		128.6	128.6	128.6
Share premium account		65.1	65.1	65.1
Capital redemption reserve		23.6	23.6	23.6
Reserve for own shares		(50.5)	(50.5)	(50.5)
Employee share ownership trust (‘ESOT’) reserve		(4.2)	(8.8)	(5.6)
Hedging and translation reserve		29.1	35.8	28.8
Other reserves		8.8	10.9	8.4
Accumulated deficit		(244.8)	(154.1)	(218.6)

Equity attributable to the equity holders of the parent		(44.3)	50.6	(20.2)

Condensed consolidated statement of cash flows
for the 26 weeks ended 2 October 2010

	Notes	26 weeks 2010 £m	26 weeks 2009 £m	53 weeks 2010 £m
		(unaudited)	(unaudited)	(audited)
Net cash (used in)/from operating activities	14	(12.0)	6.7	68.7

Investing activities:
Interest received		—	0.1	0.1
Purchase of property, plant and equipment		(16.4)	(8.9)	(26.0)
Purchase of intangible development assets		(0.3)	—	(0.5)
Disposal of PPE		—	—	0.2
Exceptional disposal of PPE		0.9	—	—
Disposal of trading investments		—	—	0.1
Disposal of business (net of costs to sell)		6.1	—	—
Grants received		—	0.3	2.8

Net cash used in investing activities		(9.7)	(8.5)	(23.3)

Financing activities:
Dividends paid		(13.6)	(13.6)	(20.8)
Decrease in amounts drawn on Revolving credit facility 2010		(30.0)	(10.0)	(50.0)
Issue of senior guaranteed loan notes (net of issue costs)		65.1	—	—

Net cash from/(used in) financing activities		21.5	(23.6)	(70.8)

Net decrease in cash and cash equivalents		(0.2)	(25.4)	(25.4)

Net cash and cash equivalents:
At start of period		25.2	50.9	50.9
Effect of foreign exchange rates		(0.2)	(0.1)	(0.4)

Cash and cash equivalents at end of period		24.8	25.4	25.1

Cash and cash equivalents comprise:
Cash and cash equivalents		25.0	25.8	31.7
Bank loans, overdrafts and loan notes due within one year		(0.2)	(0.4)	(6.6)

		24.8	25.4	25.1

Condensed reconciliation of net cash flow to movements in net debt for the 26 weeks ended 2 October 2010

	Notes	26 weeks 2010 £m	26 weeks 2009 £m	53 weeks 2010 £m
		(unaudited)	(unaudited)	(audited)
Net decrease in cash and cash equivalents		(0.2)	(25.4)	(25.4)
Decrease in trading investments		—	—	(0.1)
Decrease in amounts drawn on Revolving credit facility 2010		30.0	10.0	50.0
Issue of senior guaranteed loan notes (net of issue costs)		(65.1)	—	—
Decrease in finance leases		0.1	0.1	0.1

		(35.2)	(15.3)	24.6
Effect of foreign exchange rates		(0.2)	(0.1)	(0.4)
Other movements		(0.4)	(0.1)	(0.5)

Movements in net debt in period		(35.8)	(15.5)	23.7
Net debt at start of period		(183.0)	(206.7)	(206.7)

Net debt at end of period	13	(218.8)	(222.2)	(183.0)

Condensed consolidated statement of changes in equity
for the 26 weeks ended 2 October 2010

	Share capital £m	Share premium account £m	Capital redemption reserve £m	Reserve for own shares £m	ESOT reserve £m	Hedging and translation reserve £m	Other reserves £m	Accumulated deficit £m	Total £m
At 29 March 2009	128.6	65.1	23.6	(50.5)	(8.8)	39.8	8.0	(151.7)	54.1

Net profit for the period	—	—	—	—	—	—	—	12.9	12.9
Other comprehensive income in the period	—	—	—	—	—	(4.0)	—	—	(4.0)

Total comprehensive income in the period	—	—	—	—	—	(4.0)	—	12.9	8.9
Transaction with owners:
Equity dividends	—	—	—	—	—	—	—	(13.6)	(13.6)
Equity settled incentive schemes net of deferred tax	—	—	—	—	—	—	3.0	(1.9)	1.1
Other movements	—	—	—	—	—	—	(0.1)	0.2	0.1

Balance at 26 September 2009	128.6	65.1	23.6	(50.5)	(8.8)	35.8	10.9	(154.1)	50.6

Balance at 27 September 2009	128.6	65.1	23.6	(50.5)	(8.8)	35.8	10.9	(154.1)	50.6

Net profit for the period	—	—	—	—	—	—	—	0.9	0.9
Other comprehensive income in the period	—	—	—	—	—	(7.0)	—	(58.2)	(65.2)

Total comprehensive income in the period	—	—	—	—	—	(7.0)	—	(57.3)	(64.3)
Transaction with owners:
Equity dividends	—	—	—	—	—	—	—	(7.2)	(7.2)
Equity settled incentive schemes net of deferred tax	—	—	—	—	3.2	—	(2.5)	—	0.7

Balance at 3 April 2010	128.6	65.1	23.6	(50.5)	(5.6)	28.8	8.4	(218.6)	(20.2)

Balance at 4 April 2010	128.6	65.1	23.6	(50.5)	(5.6)	28.8	8.4	(218.6)	(20.2)

Net profit for the period	—	—	—	—	—	—	—	(9.5)	(9.5)
Other comprehensive income in the period	—	—	—	—	—	0.3	—	—	0.3

Total comprehensive income in the period	—	—	—	—	—	0.3	—	(9.5)	(9.2)
Transaction with owners:
Equity dividends	—	—	—	—	—	—	—	(13.6)	(13.6)
Equity settled incentive schemes net of deferred tax	—	—	—	—	1.4	—	0.5	—	1.9
Movement on deferred tax due to change in legislation	—	—	—	—	—	—	—	(3.2)	(3.2)
Other movements	—	—	—	—	—		(0.1)	0.1	—

At 2 October 2010	128.6	65.1	23.6	(50.5)	(4.2)	29.1	8.8	(244.8)	(44.3)

Notes to the Condensed financial statements

1. General information

The financial year figures for the year ended 3 April 2010 set out in this report do not constitute statutory accounts for the purpose of section 434 of the Companies Act 2006 but are derived from the statutory accounts for that financial year. The statutory accounts for that financial year ended 3 April 2010 were approved on 1 June 2010 and have been delivered to the Registrar of Companies. The Auditors’ report on these accounts was unqualified, did not draw attention to any matters by way of emphasis and did not include a statement under Section 498 of the Companies Act 2006.

The Condensed financial statements are unaudited and were approved by the Board on 9 November 2010. The Condensed financial statements have been reviewed by the auditors and the Independent review report is set out in this document.

2. Basis of preparation

The Condensed financial statements for the 26 weeks ended 2 October 2010 have been prepared in accordance with International Accounting Standard (IAS) 34 ‘Interim Financial Reporting’ and the Disclosure and Transparency Rules of the Financial Services Authority. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the 53 weeks ended 3 April 2010 which have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.

3. Going concern

The directors are satisfied that the Group has sufficient resources to continue in operation for the foreseeable future, a period of not less than 12 months from the date of this report. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

4. Accounting policies

The same accounting policies, presentation and methods of computation are followed in the condensed set of financial statements as applied in the Group’s published Annual report for the 53 weeks ended 3 April 2010, with the exception of:

I.

The taxation charge before restructuring items for the 26 weeks ended 2 October 2010 has been calculated on the basis of the estimated effective tax rate for the full year. This is lower than the standard UK corporation tax rate of 28% principally due to lower overseas tax rates. Taxation arising on restructuring items is recognised as incurred. During the period the tax rate for UK Companies was substantively enacted to change from 28% to 27% as from 1 April 2011. The impact of this has been reflected in both the deferred tax credit for the period, and within reserves, where appropriate.

II.

Actuarial valuations of the pension schemes for the purposes of the Annual report are performed on an annual basis and the pension cost for the half year period is calculated on a year-to-date basis by applying the actuarially determined pension cost rate as at the end of the prior financial year. Where considered necessary this cost is adjusted to take account of significant market fluctuations since that time and for significant curtailments, settlements, or other significant one-time events in the period.

III.

Fair value hedges–during the period the Group established a new $100m US Private Placement in May 2010, to provide long term funding. Half of the new facility is at a fixed rate and is accounted for as a cash flow hedge in line with the existing US Private placement facility. The other half of the facility is at a variable rate to spread interest rate risk and is accounted for as a fair value hedge. At the inception of the hedge relationship, the relationship between the hedging instrument and the hedged item, together with risk management objectives was documented. At the inception of the hedge, and ongoing at the half year balance sheet date,

Notes to the Condensed financial statements (continued)

the hedge was tested for effectiveness. Changes in the fair value of derivatives that relate to and qualify to the fair value hedge are recognised in profit or loss together with any changes in the fair value of the hedged liability that attributed to the hedged risk. Any change in the fair value of the hedging instrument and the change in the fair value of the hedged item attributed to the hedged risk are recognised in the finance expense line in the Condensed consolidated income statement.

The following amendment to standards is mandatory for the first time for financial years beginning on or after 1 January 2010:

I.

Improvements to International Financial Reporting Standards 2009 were issued in April 2009. The effective dates vary from standard to standard but most are effective from January 2010. These amendments do not have a material impact on the Condensed financial statements.

The following new standards, revised standards and interpretations, considered relevant to the Group, were in issue but not yet effective and have not been applied in these Condensed financial statements:

I.	IFRS 7 (revised) ‘Financial Instruments: Disclosures’

II.	II. IFRS 9 (revised) ‘Financial Instruments: Classification and Measurement’

III.	IAS 1 (revised) ‘Presentation of Financial Statements’

IV.	IAS 24 (revised) ‘Related Party Disclosures’

V.	IAS 27 (revised) ‘Consolidated and separate financial statements’

VI.	IAS 34 (revised) ‘Interim Financial Reporting’

VII.	IFRIC 19 ‘Extinguishing financial liabilities with equity instruments’

The directors anticipate that the adoption of these standards and interpretations in future periods will not have a material impact on the financial statements of the Group.

Non-GAAP measures:

Definitions of non-GAAP measures used by Northern Foods are shown below:

I.	Profit from operations Profit from operations is earnings stated before finance income and expenses and taxes.

II.

Underlying earnings per share
Underlying earnings per share is before restructuring items, movement on deferred tax due to change in legislation, one-off release of prior year tax liability and net pensions financing, net of tax. This is reconciled to earnings per share in note 10.

5. Segmental analysis

IFRS 8 requires operating segments to be identified on the internal financial information reported to the Chief Operating Decision Maker (CODM). The Group’s CODM is deemed to be the Chief Executive who is primarily responsible for the allocation of resources to segments and the assessment of performance of the segments.

The CODM assesses profit performance using profit from operations measured on a basis consistent with the disclosure in the Group accounts.

The Group has identified 8 operating segments: Ready Meals, Sandwiches & Salads, Airline catering, Frozen Pizza & Fish & Vegetables, Pastry, Meat & Meat-free products, Biscuits and Puddings. IFRS 8 allows the aggregation of operating segments for reporting purposes where the aggregation criteria has been met. The Group reports on 3 reportable segments; Chilled, Frozen and Bakery which meet the aggregation criteria as set out in IFRS 8.

Notes to the Condensed financial statements (continued)

Reportable Segment	Operating Segment
Chilled	Ready Meals, Sandwiches & Salads, Airline catering
Frozen	Frozen Pizza & Fish & Vegetables, Pastry, Meat & Meat-free products
Bakery	Biscuits, Puddings

Segmental information

The segmental information is as follows:

	Chilled			Frozen			Bakery			Total
				26 weeks 2010 £m	26 weeks 2009 £m	53 weeks 2010 £m	26 weeks 2010 £m	26 weeks 2009 £m	53 weeks 2010 £m
	26 weeks 2010 £m	26 weeks 2009 £m	53 weeks 2010 £m							26 weeks 2010 £m	26 weeks 2009 £m	53 weeks 2010 £m
External revenue	255.1	240.3	496.3	94.7	125.2	254.6	103.2	101.4	226.1	453.0	466.9	977.0
Product categories no longer manufactured	(7.9)	(25.9)	(42.2)	—	—	—	—	(0.4)	(0.6)	(7.9)	(26.3)	(42.8)
Disposal of business	—	—	—	(7.3)	(12.1)	(22.4)	—	—	—	(7.3)	(12.1)	(22.4)
53rd week	—	—	(9.0)	—	—	(5.4)	—	—	(3.4)	—	—	(17.8)
Foreign exchange	—	—	—	—	(2.1)	(4.1)	—	—	—	—	(2.1)	(4.1)

Underlying revenue	247.2	214.4	445.1	87.4	111.0	222.7	103.2	101.0	222.1	437.8	426.4	889.9

Underlying revenue allows comparability between the current and prior periods. Comparability is achieved by excluding the impact of revenue from those product categories which are no longer manufactured, discontinued operations, the impact of the 53rd week, and excluding any gain or loss from currency translation.

The figures shown for the 26 weeks ended 2 October 2010 and the 26 weeks ended 26 September 2009 are unaudited. Inter-segmental sales are not material.

Seasonality of revenue

The Bakery division has a higher proportion of revenue in the second half of the financial year due to higher demand for its products during the Christmas period.

Revenue for the Chilled and Frozen divisions is not significantly impacted by seasonality.

	Profit from operations* £m	Restructuring items £m	26 weeks 2010 Profit Profit from operations £m	Profit from operations* £m	Restructuring items £m	26 weeks 2009 Profit from operations £m	Profit from operations* £m	Restructuring items £m	53 weeks 2010 Profit from operations £m
	(unaudited)			(unaudited)			(audited)
Chilled	11.8	(7.9)	3.9	7.2	(2.7)	4.5	19.2	(22.2)	(3.0)
Frozen	(4.6)	(9.0)	(13.6)	5.1	—	5.1	13.6	—	13.6
Bakery	10.3	(0.5)	9.8	8.2	(0.5)	7.7	21.8	(4.4)	17.4
Unallocated amounts:
Net pensions ETV exercise	—	(8.1)	(8.1)	—	—	—	—	—	—

	17.5	(25.5)	(8.0)	20.5	(3.2)	17.3	54.6	(26.6)	28.0
Unallocated amounts:
Net finance costs	(7.9)	—	(7.9)	(10.1)	—	(10.1)	(20.6)	—	(20.6)

Profit/(loss) before taxation	9.6	(25.5)	(15.9)	10.4	(3.2)	7.2	34.0	(26.6)	7.4
Taxation	(0.7)	7.1	6.4	4.9	0.8	5.7	1.9	4.5	6.4

Profit/(loss) for the period	8.9	(18.4)	(9.5)	15.3	(2.4)	12.9	35.9	(22.1)	13.8

*	before restructuring items

There were no discontinued operations in the period.

A reconciliation of profit before taxation* to underlying profit before tax* is shown below:

Notes to the Condensed financial statements (continued)

	26 weeks 2010 £m	26 weeks 2009 £m	53 weeks 2010 £m
	(unaudited)	(unaudited)	(audited)
Profit before taxation*	9.6	10.4	34.0
Net pensions financing charge	—	2.5	5.2

Underlying profit before tax*	9.6	12.9	39.2

*	before restructuring items

Assets/(liabilities)	Assets £m	Liabilities £m	2 October 2010 Total £m	Assets £m	Liabilities £m	26 September 2009 Total £m	Assets £m	Liabilities £m	3 April 2010 Total £m
	(unaudited)			(unaudited)			(audited)
Chilled	210.9	(97.9)	113.0	225.1	(78.4)	146.7	212.2	(88.6)	123.6
Frozen	147.3	(50.9)	96.4	188.3	(60.8)	127.5	176.1	(58.3)	117.8
Bakery	146.3	(55.8)	90.5	130.4	(42.6)	87.8	111.1	(50.3)	60.8

Operating assets/(liabilities)	504.5	(204.6)	299.9	543.8	(181.8)	362.0	499.4	(197.2)	302.2

Unallocated corporate assets:
Cash and cash equivalents	25.0	—	25.0	25.8	—	25.8	31.7	—	31.7
Trading investments	—	—	—	0.1	—	0.1	—	—	—
Corporate other receivables	4.6	—	4.6	3.4	—	3.4	3.6	—	3.6
Deferred taxation assets	35.0	—	35.0	9.3	—	9.3	35.9	—	35.9
Derivative financial instrument	14.7	—	14.7	14.4	—	14.4	15.5	—	15.5
Unallocated corporate liabilities:
Total borrowings	—	(251.3)	(251.3)	—	(256.4)	(256.4)	—	(224.8)	(224.8)
Retirement benefit obligations	—	(142.3)	(142.3)	—	(70.6)	(70.6)	—	(149.7)	(149.7)
Deferred taxation liabilities	—	(2.0)	(2.0)	—	(2.4)	(2.4)	—	(2.7)	(2.7)
Current taxation liabilities	—	(3.5)	(3.5)	—	(11.5)	(11.5)	—	(7.6)	(7.6)
Derivative financial instrument	—	(0.2)	(0.2)	—	—	—	—	—	—
Corporate other payables	—	(24.2)	(24.2)	—	(23.5)	(23.5)	—	(24.3)	(24.3)

Total assets/(liabilities)	583.8	(628.1)	(44.3)	596.8	(546.2)	50.6	586.1	(606.3)	(20.2)

6. Restructuring items

	26 weeks 2010 £m	26 weeks 2009 £m	53 weeks 2010 £m
	(unaudited)	(unaudited)	(audited)
Restructuring items from operations	(25.5)	(3.2)	(26.6)
Taxation	7.1	0.8	4.5

Total	(18.4)	(2.4)	(22.1)

Notes to the Condensed financial statements (continued)

Restructuring costs of 25.5m comprise:

26 weeks 2010 £m
(unaudited)
Ethnic site closure costs	4.2
Dalepak disposal	4.1
Pensions ETV exercise	10.9
Pensions ETV exercise–non cash settlement gain	(2.8)
Fenland impairment of property, plant and equipment	1.1
Fenland impairment of intangible development asset	0.8
Fenland site closure costs	1.8
Green Isle Naas III mothballing	4.9
Project Golden	0.5

Total	25.5

Items which relate to significant restructuring events are presented as a separate column within their relevant Condensed consolidated income statement category. Presentation of these items in a separate column helps to provide a better indication of the Group’s underlying business performance. Restructuring items include costs or income associated with the restructuring of businesses and gains or losses on the disposal or closure of businesses and amounts associated with the pension ETV exercise.

7. Net finance expense

	26 weeks 2010 £m	26 weeks 2009 £m	53 weeks 2010 £m
	(unaudited)	(unaudited)	(audited)
Finance income:
Expected return on pension scheme assets	25.9	20.4	41.7

	25.9	20.4	41.7

Finance expense:
Financial liability held at amortised cost in a cash flow hedging relationship:
Interest on Senior loan notes	(5.0)	(3.9)	(7.9)
Other financial liabilities at amortised cost:
Interest on bank overdrafts and loans	(1.9)	(2.7)	(5.5)
Other interest payable	(1.2)	(1.0)	(2.1)
Interest on pension scheme liabilities	(25.9)	(22.9)	(46.9)

	(34.0)	(30.5)	(62.4)

Less amounts included in the cost of qualifying fixed assets	0.2	—	0.1

	(33.8)	(30.5)	(62.3)

Net finance expense	(7.9)	(10.1)	(20.6)

Notes to the Condensed financial statements (continued)

8. Taxation

	26 weeks 2010 £m	26 weeks 2009 £m	53 weeks 2010 £m
	(unaudited)	(unaudited)	(audited)
Current taxation:
UK corporation tax	(1.5)	13.8	14.3
Overseas tax	0.1	(0.5)	(2.6)
Tax on restructuring items – UK	4.6	0.7	—
Tax on restructuring items – overseas	0.1	—	—

	3.3	14.0	11.7

Deferred taxation:
UK deferred tax	(1.4)	(8.0)	(9.4)
Overseas tax	0.2	(0.4)	(0.4)
Tax on restructuring items – UK	1.9	0.1	4.5
Tax on restructuring items – overseas	0.5	—	—
Movement on deferred tax due to change in legislation	1.9	—	—
	3.1	(8.3)	(5.3)

Tax credit for the period	6.4	5.7	6.4

The tax credit of €1.9m due to changes in legislation arose from the change in the UK tax rate for companies from 28% to 27% from 1 April 2011, which was substantively enacted in the Finance Bill 2010. There is also an associated charge of €3.2m taken straight to reserves in the period.

The prior half year credit of €5.7m and full year credit of €6.4m included a €14.0m corporation tax provision release and a €6.7m deferred tax charge in relation to settlement of a historic liability which was fully provided for.

9. Dividends

Equity dividends on ordinary shares	26 weeks 2010 £m	26 weeks 2009 £m	53 weeks 2010 £m
	(unaudited)	(unaudited)	(audited)
Amounts recognised in the period:
Final dividend for the 53 weeks ended 3 April 2010 of 2.95p (2008/09: 2.95p) per share	13.6	13.6	13.6
Interim dividend for the 53 weeks ended 3 April 2010 of 1.55p (2008/09: 1.55p) per share	—	—	7.2
	13.6	13.6	20.8

The interim dividend of 1.55p (2009/10: 1.55p) per share amounting to €7.2m (2009/10: 7.2m) was approved by the Board on 9 November 2010 and accordingly has not been included as a liability as at 2 October 2010.

Notes to the Condensed financial statements (continued)

10. (Loss)/earnings per share

(Loss)/earnings and (loss)/earnings per share	(Loss)/ earnings 26 weeks 2010 m	Basic (loss)/ earnings per share 26 weeks 2010 pence	Diluted (loss)/ earnings per share 26 weeks 2010 pence	Earnings/ (loss) 26 weeks 2009 €m	Basic earnings/ (loss) per share 26 weeks 2009 pence	Diluted earnings/ (loss) per share 26 weeks 2009 pence	Earnings/ (loss) 53 weeks 2010 €m	Basic Earnings/ (loss) per share 53 weeks 2010 pence	Diluted earnings/ (loss) per share 53 weeks 2010 pence
	(unaudited)			(unaudited)			(audited)
(Loss)/earnings used for calculation of (loss)/earnings per share	(9.5)	(2.04)	(2.02)	12.9	2.79	2.76	13.8	2.98	2.94
Restructuring items	18.4	3.96	3.91	2.4	0.52	0.51	22.1	4.77	4.71
Movement on deferred tax due to change in legislation	(1.9)	(0.41)	(0.40)	—	—	—	—	—	—
One-off release of prior year tax liability	—	—	—	(7.3)	(1.58)	(1.56)	(7.3)	(1.58)	(1.55)

Adjusted earnings per share*	7.0	1.51	1.49	8	1.73	1.71	28.6	6.17	6.10
Net pension financing charge net of tax	—	—	—	1.9	0.41	0.41	3.8	0.82	0.81

Underlying earnings per share**	7.0	1.51	1.49	9.9	2.14	2.12	32.4	6.99	6.91

Number of shares	26 weeks 2010 number (m)	26 weeks 2009 number (m)	53 weeks 2010 number (m)
Weighted average number of shares	514.2	514.2	514.2
Own shares held	(45.5)	(45.5)	(45.5)
Shares held in ESOT	(3.9)	(6.1)	(5.3)

Weighted average number of shares used for calculation of basic
(loss)/earnings per share	464.8	462.6	463.4
Executive share options	—	—	0.1
Long term incentive plan	—	0.2	0.1
Deferred share plan	—	1.5	0.7
Matching share award	0.3	0.4	0.5
Performance share plan	5.0	2.9	4.3

Weighted average number of shares used for calculation of diluted
(loss)/earnings per share	470.1	467.6	469.1

*

Adjusted earnings per share is earnings used for calculation of earnings per share before restructuring items, movement on deferred tax due to change in legislation and one off release of prior year tax liability.

**

Underlying earnings per share is earnings used for calculation of earnings per share before restructuring items, movement on deferred tax due to change in legislation, one-off release of prior year tax liability and net pensions financing, net of tax.

11. Asset held for sale

	26 weeks 2010 £m	26 weeks 2009 £m	53 weeks 2010 £m
	(unaudited)	(unaudited)	(audited)
Asset held for sale	—	—	0.9

Following the closure of the Hull ready meals facility during 2009/10 the related land and buildings were held for sale at the 2010 year end. The Hull building has been sold in the current financial period.

Notes to the Condensed financial statements (continued)

12. Retirement benefit (obligations)/assets

	26 weeks 2010 £m	26 weeks 2009 £m	53 weeks 2010 £m
	(unaudited)	(unaudited)	(audited)
Deficit at start of period:
UK defined benefit schemes – obligations	(141.0)	(59.6)	(59.6)
Irish defined benefit scheme	(5.4)	(8.3)	(8.3)
Post retirement medical benefit scheme	(3.3)	(3.6)	(3.6)

Net deficit at start of period	(149.7)	(71.5)	(71.5)
Employer share of benefits accruing*	(3.5)	(2.4)	(4.7)
Expected return on scheme assets	25.9	20.4	41.7
Interest on obligation	(25.9)	(22.9)	(46.9)
Contributions from sponsoring companies	8.0	5.1	11.4
Actuarial losses	—	—	(81.4)
Benefits paid	—	—	0.3
Past service gain	—	—	0.7
Curtailment gain	—	0.7	0.4
Settlement gain	2.8	—	—
Exchange differences	0.1	—	0.3

Deficit at end of period:
UK defined benefit schemes – obligations	(133.7)	(59.2)	(141.0)
Irish defined benefit scheme	(5.2)	(8.4)	(5.4)
Post retirement medical benefit scheme	(3.4)	(3.0)	(3.3)

Net deficit at end of period	(142.3)	(70.6)	(149.7)
Related deferred tax asset	37.8	18.5	41.0

	(104.5)	(52.1)	(108.7)

*	including notional contributions under pay exchange

Contributions from sponsoring companies of 8.0m include 2.5m employer contributions, 1.7m notional contributions under pay exchange, 0.8m in respect of future administrative expenses and 3.0m section 75 payment following the disposal of the trade and assets of the Dalepak site during the period.

Actuarial valuations of the pension schemes for the purposes of the Annual report are performed on an annual basis. Actuarial experience (including asset investment performance) is not updated at the half year. The pension cost for the half year period is calculated on a year-to-date basis by applying the actuarially determined pension cost rate as at the end of the prior financial year. Where necessary, the directors adjust this cost to take account of significant market fluctuations since that time and for significant curtailments, settlements, or other significant one time events in the period.

13. Analysis of net debt

References to net debt refer to the total borrowings of the Group, including both short term and long term bank loans, bonds, loan notes and finance leases, after offsetting the cash and cash equivalents of the business and short term investments. Net debt will also include the proportion of the fair value of the currency swaps hedging the balance sheet value of the Group’s US Dollar denominated loan notes.

Notes to the Condensed financial statements (continued)

The table below reconciles net debt:

	2 October 2010 £m	26 September 2009 £m	3 April 2010 £m
	(unaudited)	(unaudited)	(audited)
Cash and cash equivalents	25.0	25.8	31.7
Trading investments	—	0.1	—
Bank loans and overdrafts	(0.2)	(0.4)	(6.6)
Finance leases	(0.3)	(0.4)	(0.4)
Revolving credit facility 2010	(33.9)	(105.0)	(63.0)
Senior loan notes	(217.2)	(151.0)	(155.2)
Currency element of fair value of swaps hedging the Group’s US dollar denominated loan notes	9.7	8.7	12.9
Other movements	(1.9)	—	(2.4)

Net debt	(218.8)	(222.2)	(183.0)

Net debt

Net debt is not a defined term under IFRS and may not therefore be comparable with other similarly titled non-IFRS debt measures reported by other companies. The Group adopts this measure because it is used in calculating the banking covenants. It is also the measure used for internal debt analysis. In addition, the net debt balance provides an indication of the net borrowings on which the Company is required to pay interest.

14. Reconciliation of net cash flow (used in)/from operating activities

	26 weeks 2010 £m	26 weeks 2009 £m	53 weeks 2010 £m
	(unaudited)	(unaudited)	(audited)
(Loss) / profit from operations	(8.0)	17.3	28.0

Adjustments for:
Depreciation of property, plant and equipment and amortisation of other intangible assets	17.2	18.9	37.2
Impairment of property, plant and equipment	5.4	0.4	10.9
Impairment of goodwill and other intangible assets	0.8	—	6.5
Loss on disposal of property, plant and equipment	0.9	0.1	0.3
Loss on disposal of business	4.1	—	—
Increase / (decrease) in provisions	2.9	(0.6)	1.5
Change in retirement benefit asset/obligations	(4.2)	(3.4)	(8.1)
Special pension contribution	(3.0)	—	—
Equity settled incentive scheme	1.1	1.1	3.2
Grants and other non-cash movements	(1.2)	(0.6)	(2.4)

Operating cash flow before movements in working capital	16.0	33.2	77.1
Movement in inventories	(17.6)	(18.9)	(4.8)
Movement in trade and other receivables	(8.2)	(8.8)	0.9
Movement in trade and other payables	4.6	7.9	15.3

Cash from operations	(5.2)	13.4	88.5
Interest paid	(6.2)	(10.3)	(16.9)
Net taxation (paid) / received	(0.6)	3.6	(2.9)

Net cash (used in) / from operating activities	(12.0)	6.7	68.7

Notes to the Condensed financial statements (continued)

15. Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Statement of directors’ responsibility

We confirm that to the best of our knowledge:

a)	The condensed set of financial statements has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union;

b)

the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first 26 weeks and description of principal risks and uncertainties for the remaining 26 weeks of the period); and

c)	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties’ transactions and changes therein).

By order of the Board

S Barden Chief Executive 9 November 2010	S Herrick Group Finance Director 9 November 2010

F-15

Independent review report to Northern Foods plc

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the 26 weeks ended 2 October 2010 which comprises the Condensed consolidated income statement, the Condensed consolidated statement of comprehensive income, the Condensed consolidated balance sheet, the Condensed consolidated statement of cash flows, the Condensed reconciliation of net cash flow to movements in net debt, Condensed consolidated statement of changes in shareholders’ equity and related notes 1 to 15. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in note 2, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting,” as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the 26 weeks ended 2 October 2010 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

Deloitte LLP
Chartered Accountants and Statutory Auditors
Leeds
9 November 2010

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

ANNEXURE II

CONSOLIDATED FINANCIAL STATEMENTS
OF
THE NORTHERN FOODS GROUP
FOR THE
53 WEEKS ENDED 3 APRIL 2010
(AUDITED)

Independent auditors’ report to the members of Northern Foods plc

We have audited the Group financial statements of Northern Foods plc for the 53 week period ended 3 April 2010 which comprise the Consolidated income Statement, the Consolidated statement of comprehensive income, the Consolidated balance sheet, the Consolidated statement of changes in shareholders’ equity, the Consolidated statement of cash flows, the Reconciliation of net cash flow to movements in net debt and the related notes 1 to 40. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

This report is made solely to the company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As explained more fully in the Directors’ Responsibilities Statement, the directors are responsible for the preparation of the Group financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit the Group financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s (APB’s) Ethical Standards for Auditors.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements.

Opinion on financial statements

In our opinion the Group financial statements:

>	give a true and fair view of the state of the group’s affairs as at 3 April 2010 and of its profit for the period then ended;

>	have been properly prepared in accordance with IFRSs as adopted by the European Union; and

>	have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the IAS Regulation.

Opinion on other matter prescribed by the Companies Act 2006

In our opinion the information given in the Directors’ Report for the financial year for which the financial statements are prepared is consistent with the Group financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report to you if, in our opinion:

>	certain disclosures of directors’ remuneration specified by law are not made; or

>	we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

>	the directors’ statement contained on page 45 in relation to going concern; and

>	the part of the Corporate Governance Statement relating to the company’s compliance with the nine provisions of the June 2008 Combined Code specified for our review.

Other matter

We have reported separately on the parent company financial statements of Northern Foods plc for the period ended 3 April 2010 and on the information in the Directors’ Remuneration Report that is described as having been audited.

Simon Manning (Senior Statutory Auditor)
for and on behalf of Deloitte LLP
Chartered Accountants and Statutory Auditors
Leeds, United Kingdom

Financial Statements

Consolidated income statement
for the 53 weeks ended 3 April 2010

	Notes	53 weeks Before restructuring items 2010 £m	53 weeks Restructuring items 2010 £m	53 weeks Total 2010 £m	52 weeks Before restructuring items 2009 £m	52 weeks Restructuring items 2009 £m	52 weeks Total 2009 £m
Revenue	5, 6	977.0	—	977.0	975.2	—	975.2

Profit from operations	6, 7, 8, 9	54.6	(26.6)	28.0	52.7	(35.4)	17.3
Finance income	5, 11	41.7	—	41.7	54.2	—	54.2
Finance expense	11	(62.3)	—	(62.3)	(59.4)	—	(59.4)

Profit before taxation		34.0	(26.6)	7.4	47.5	(35.4)	12.1
Taxation		1.9	4.5	6.4	(6.6)	9.5	2.9
Movement on deferred tax due to change in legislation		—	—	—	(12.5)	—	(12.5)

Taxation	12	1.9	4.5	6.4	(19.1)	9.5	(9.6)

Profit for the period	6, 32	35.9	(22.1)	13.8	28.4	(25.9)	2.5

All amounts in the current and prior periods relate to continuing activities.
The result for the period is all attributable to equity holders of the parent.
Earnings per share (pence)
Basic	14			2.98			0.54
Diluted	14			2.94			0.52

Underlying earnings per share (pence)
Basic	14			6.99			6.45
Diluted	14			6.91			6.28

Consolidated statement of comprehensive income
for the 53 weeks ended 3 April 2010

	Notes	53 weeks 2010 £m	52 weeks 2009 £m
Profit for the period		13.8	2.5

Other comprehensive income:
Currency translation differences on overseas investments	32	(5.6)	16.9
Actuarial losses on defined benefit pension schemes	32, 38	(81.4)	(143.1)
Taxation on actuarial losses taken directly to equity	30, 32	23.2	40.1
Fair value movement on cash flow hedge	32	(12.2)	34.0
Transfer to profit and loss on cash flow hedge	32	6.8	(32.5)

Other comprehensive income for the period		(69.2)	(84.6)

Total comprehensive income for the period		(55.4)	(82.1)

Total comprehensive income for the period is all attributable to equity holders of the parent.

Financial Statements continued

Consolidated balance sheet
as at 3 April 2010

	Notes	3 April 2010 £m	28 March 2009 £m
Non current assets
Goodwill	15	51.4	57.1
Other intangible assets	16	2.2	3.9
Derivative financial instruments	28	15.3	26.6
Property, plant and equipment	17	278.9	301.6
Deferred taxation assets	30	35.9	17.1

		383.7	406.3

Current assets
Trading investments	19	—	0.1
Inventories	21	52.6	48.5
Trade and other receivables	22	117.0	120.0
Derivative financial instruments	28	0.2	1.1
Asset held for sale	18	0.9	—
Cash and cash equivalents	23	31.7	60.8

		202.4	230.5

Total assets		586.1	636.8

Current liabilities
Trade and other payables	24	(203.6)	(182.8)
Provisions	25	(5.1)	(3.6)
Current taxation liabilities		(7.6)	(22.0)
Bank loans and overdrafts	26	(6.6)	(9.9)

		(222.9)	(218.3)

Non current liabilities
Revolving credit facility 2010	26, 27, 28	(63.0)	(115.0)
Senior loan notes 2012–2017	26, 27, 28	(155.2)	(162.0)
Retirement benefit obligations	38	(149.7)	(71.5)
Deferred taxation liabilities	30	(2.7)	(2.0)
Accruals and deferred income		(12.8)	(13.9)

		(383.4)	(364.4)

Total liabilities		(606.3)	(582.7)

Net (liabilities)/assets		(20.2)	54.1

Equity
Share capital	31	128.6	128.6
Share premium account	32	65.1	65.1
Capital redemption reserve	32	23.6	23.6
Reserve for own shares	32	(50.5)	(50.5)
Employee share ownership trust reserve	32	(5.6)	(8.8)
Hedging and translation reserve	32	28.8	39.8
Other reserves	32	8.4	8.0
Accumulated deficit	32	(218.6)	(151.7)

Equity attributable to the equity holders of the parent		(20.2)	54.1

The financial statements were approved by the Board of directors and authorised for issue on 1 June 2010. They were signed on its behalf by:

S Barden, Chief Executive Officer, 1 June 2010	S Herrick, Group Finance Director, 1 June 2010

Financial Statements continued

Consolidated statement of changes in shareholders’ equity
for the 53 weeks ended 3 April 2010

	Share capital £m	Share premium account £m	Capital redemption reserve £m	Reserve for own shares £m	ESOT reserve £m	Hedging and translation reserve £m	Other reserves £m	Accumulated deficit £m	Total £m
At start of prior period 128.6	65.1	23.6	(39.5)	(8.3)		21.4	5.2	(30.7)	165.4

Net profit for the period	—	—	—	—	—	—	—	2.5	2.5
Other comprehensive income in the period	—	—	—	—	—	18.4	—	(103.0)	(84.6)

Total comprehensive income in the period	—	—	—	—	—	18.4	—	(100.5)	(82.1)
Transactions with owners:
Equity dividends	—	—	—	—	—	—	—	(20.7)	(20.7)
Purchase of shares for ESOT	—	—	—	—	(0.5)	—	—	—	(0.5)
Purchase of treasury shares	—	—	—	(11.0)	—	—	—	—	(11.0)
Equity settled incentive schemes net of deferred tax	—	—	—	—	—	—	3.0	—	3.0

Other movements							(0.2)	0.2	—

At start of period	128.6	65.1	23.6	(50.5)	(8.8)	39.8	8.0	(151.7)	54.1

Net profit for the period	—	—	—	—	—	—	—	13.8	13.8
Other comprehensive income in the period	—	—	—	—	—	(11.0)	—	(58.2)	(69.2)

Total comprehensive income in the period	—	—	—	—	—	(11.0)	—	(44.4)	(55.4)
Transactions with owners:
Equity dividends	—	—	—	—	—	—	—	(20.8)	(20.8)
Equity settled incentive schemes net of deferred tax	—	—	—	—	3.2	—	0.5	(1.9)	1.8
Other movements	—	—	—	—	—	—	(0.1)	0.2	0.1

At end of period	128.6	65.1	23.6	(50.5)	(5.6)	28.8	8.4	(218.6)	(20.2)

Financial Statements continued

Consolidated statement of cash flows
for the 53 weeks ended 3 April 2010

	Notes	53 weeks 2010 £m	52 weeks 2009 £m
Net cash from operating activities	33	68.7	54.1

Investing activities:
Interest received		0.1	0.4
Purchase of property, plant and equipment		(26.0)	(31.0)
Purchase of intangible development assets	16	(0.5)	—
Disposal of PPE		0.2	—
Disposal of trading investments	19	0.1	—
Grants received		2.8	0.7

Net cash used in investing activities		(23.3)	(29.9)

Financing activities:
Dividends paid	13	(20.8)	(20.7)
Decrease in amounts drawn on Revolving credit facility 2010		(50.0)	(15.0)
Purchase of treasury shares	32	—	(11.0)
Purchase of shares for Employee share ownership trust	32	—	(0.5)

Net cash used in financing activities		(70.8)	(47.2)

Net decrease in cash and cash equivalents		(25.4)	(23.0)

Net cash and cash equivalents:
At start of period		50.9	72.6
Effect of foreign exchange rates		(0.4)	1.3

Cash and cash equivalents at end of period		25.1	50.9

Cash and cash equivalents comprise:
Cash and cash equivalents		31.7	60.8
Bank loans, overdrafts and loan notes due within one year		(6.6)	(9.9)

		25.1	50.9

Reconciliation of net cash flow to movements in net debt
for the 53 weeks ended 3 April 2010

	Notes	53 weeks 2010 £m	52 weeks 2009 £m
Net decrease in cash and cash equivalents		(25.4)	(23.0)
Decrease in trading investments	19	(0.1)	—
Decrease in amounts drawn on Revolving credit facility 2010		50.0	15.0
Decrease in finance leases	36	0.1	0.3

		24.6	(7.7)

Effect of foreign exchange rates		(0.4)	1.3
Other movements		(0.5)	(0.1)

Movements in net debt in period		23.7	(6.5)
Net debt at start of period		(206.7)	(200.2)

Net debt at end of period	29	(183.0)	(206.7)

Notes to the Consolidated Financial Statements

1. General information

Northern Foods plc (Northern Foods) is a company incorporated in the United Kingdom under the Companies Act 2006. The address of the registered office is included within the Company information section (page 133). The nature of the Group’s operations and its principal activities are set out in the segmental reporting note and in the Performance review.

The financial statements are presented in pounds Sterling because that is the currency of the primary economic environment in which the Group operates. Overseas operations are included in accordance with the accounting policies.

2. New and amended accounting standards

The following new standards and amendments to standards are mandatory and relevant to the Group for the first time for financial years beginning on or after 1 January 2009:

>

IAS 1 (revised), ‘Presentation of financial statements’. The most significant change within IAS 1 (revised) is the requirement to produce a statement of comprehensive income setting out all items of income and expense relating to non owner changes in equity. There is a choice between presenting comprehensive income in one statement or in two statements comprising an income statement and a separate statement of comprehensive income. The Group has elected to present comprehensive income in two statements. In addition, IAS 1 (revised) requires the statement of changes in shareholders’ equity to be presented as a primary statement.

>

IFRS 8, ‘Operating segments’. IFRS 8 replaces IAS 14, ‘Segment reporting’ and requires the disclosure of segment information on the same basis as the management information provided to the chief operating decision maker. The adoption of this standard has not resulted in a change in the Group’s reportable segments and consequently a balance sheet at the start of the comparative period has not been presented as required by IAS 1 (revised). For further information see note 6, segmental analysis.

>	IFRS 7, ‘Financial instruments: disclosures’. The amendment requires enhanced disclosures in respect of fair value measurement and liquidity risk.

>	IAS 23 (revised) ‘Borrowing Costs’ and amendments to IFRS 2 ‘Share based payments’ have been adopted but have not had a material impact on the financial statements of the Group.

Accounting standards in issue but not yet effective

At the date of approval of these financial statements, the following new standards, revised standards and interpretations, considered relevant to the Group, were in issue but not yet effective and have not been applied in these financial statements:

>	IFRS 2 (revised) ‘Share based payment’

>	IFRS 3 (revised) ‘Business combinations’

>	IFRS 9 ‘Financial instruments’

>	IAS 24 (revised) ‘Related party disclosures’

>	IAS 27 (revised) ‘Consolidated and separate financial statements’

>	IAS 32 (revised) ‘Financial instruments: presentation’

>	IAS 39 (revised) ‘Financial instruments: recognition and measurement’

>	IFRIC 17 ‘Distribution of non cash assets to owners’

>	IFRIC 19 ‘Extinguishing financial liabilities with equity instruments’.

The directors anticipate that the adoption of these standards and interpretations in future periods will not have a material impact on the financial statements of the Group.

3. Significant accounting policies

Basis of accounting

The financial statements have been prepared in accordance with IFRS. These financial statements have also been prepared in accordance with IFRS adopted by the European Union (EU) and therefore the Group financial statements comply with Article 4 of the EU International Accounting Standards (IAS) Regulation.

The financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments. Further information is included in the derivative financial instruments and hedge accounting section on pages 94 to 98.

Notes to the Consolidated Financial Statements—(continued)

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 3 April 2010, together known as the Group. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

Where necessary, adjustments are made to the financial statements of subsidiaries and businesses acquired to bring the accounting policies used into line with those used by the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Going concern

In determining whether the Group’s annual consolidated financial statements can be prepared on a going concern basis, the directors considered the Group’s business activities, together with the factors likely to affect its future development, performance and position; these are set out in the Performance review on page 15. The review also includes the financial position of the Group, its cash flows, liquidity position and borrowing facilities. The key factors considered by the directors were as follows:

>

the implications of the challenging economic environment and future uncertainties on the Group’s revenues and profits. The Group undertakes forecasts and projections of trading and cash flows on a regular basis. This allows the Group to target performance and identify areas of focus for management;

>	the impact of the competitive environment within which the Group’s businesses operate;

>	the potential actions that could be taken in the event that revenues are worse than expected, to ensure that operating profit and cash flows are protected;

>

the Group has access to overdraft facilities and a committed bank facility to meet day to day working capital requirements. The Group has committed bank facilities to July 2012 of £305m. The facility will reduce to £250m from July 2010;

>	the Group established a new US$100m US private placement in May 2010, to provide long term funding for a period of seven years (US$40m) and ten years (US$60m).

As at the date of this report, the directors have a reasonable expectation that the Company and Group have adequate resources to continue in business for the foreseeable future. Accordingly, the Annual report and financial statements for the 53 weeks ended 3 April 2010 have been prepared on the going concern basis.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, Value Added Tax (VAT) and other sales related taxes.

(a)	Sales of goods

Sales of goods are recognised when goods are delivered and title has passed.

(b)	Finance income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

Finance income includes the expected return on pension scheme assets.

Foreign currencies

(a)	Functional and presentation currency

The individual financial statements of each Group company are presented in the currency of the primary economic environment in which it operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each Group company are expressed in pounds Sterling, which is the functional currency of the Company, and the presentation currency for the consolidated financial statements.

(b)	Transactions and balances

In preparing the financial statements of the individual companies, transactions in currencies other than pounds Sterling are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Non monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items are included in the income statement for the period.

Notes to the Consolidated Financial Statements—(continued)

3. Significant accounting policies continued

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

(c)	Group companies

On consolidation, the assets and liabilities of the Group’s overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group’s translation reserve. Such translation differences are recognised as income or an expense in the period in which the operation is disposed of.

Leases

Leases are classified as finance leases whenever the terms of the lease involve the substantial transfer of the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

Rentals payable under operating leases are charged to income on a straight line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight line basis over the lease term.

Taxation

The tax expense represents the sum of the current tax payable and deferred tax.

The current tax payable is based on the taxable profit or loss for the period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences arise from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered.

Deferred tax is calculated at the tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited to the income statement, except where it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, and when they relate to income taxes levied by the same taxation authority, and the Group intends to settle its current tax assets and liabilities on a net basis.

Property, plant and equipment

Property, plant and equipment held for use in the production or supply of goods, or for administrative purposes, is stated in the balance sheet at historical cost or deemed cost, less depreciation. Historical cost includes the expenditure that is directly attributable to the acquisition of the items including the capitalisation of qualifying borrowing costs. Deemed cost includes surpluses arising on the revaluation of certain properties to their fair values prior to the date of transition to IFRS. Land is not depreciated.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Assets in the course of construction are carried at cost less any recognised impairment loss. Cost includes professional fees which are capitalised in accordance with the Group’s accounting policy. Depreciation of these assets commences when the assets are ready for their intended use.

Notes to the Consolidated Financial Statements—(continued)

Depreciation is charged so as to write off the cost or valuation of assets over their estimated useful lives, using the straight line method, on the following basis:

Property	20–50 years (or over the remaining life of the lease if shorter)
Plant and equipment	5–15 years
Motor vehicles	4–10 years

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Assets held for sale

Non current assets classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non current assets are classified as held for sale if their carrying amount will be recovered through a sale transaction, the sale is highly probable and the assets are available for an immediate sale in their present condition.

It is expected that the assets will be sold within 12 months from the date of classification.

Intangible assets

(a)	Goodwill

Goodwill arising on consolidation represents the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition.

Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill which is recognised as an asset is reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill is tested annually for impairment and is considered in further detail within note 15.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK Generally Accepted Accounting Principles (GAAP) amount subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

(b)	Computer software

Computer software that is not integral to an item of property, plant or equipment is classified as an intangible asset and is held on the balance sheet at cost net of amortisation and any provision for impairment. These costs are amortised over their estimated useful lives of ten years.

(c)	Customer relationships

Customer relationships are included at fair value at the date of acquisition and are held on the balance sheet at cost net of amortisation and any provision for impairment. These costs are amortised over their estimated useful lives of ten years.

(d)	Internally developed intangible assets

An internally generated intangible asset or development asset arising from the Group’s development is recognised only if all of the following conditions are met:

(i)	an asset is created that can be identified;

(ii)	it is probable that the asset created will generate future economic benefits;

(iii)	the development cost of the asset can be measured reliably.

Internally generated intangible assets are amortised on a straight line basis over their useful lives.

Where the above criteria has not been met in relation to development spend the expenditure is recognised as an expense in the period in which it is incurred.

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

Impairment of tangible and intangible assets excluding goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash generating unit (CGU) to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money, and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Notes to the Consolidated Financial Statements—(continued)

3. Significant accounting policies continued

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or CGU in prior years. A reversal of an impairment loss is recognised as income immediately.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred bringing the inventories to their present location and condition. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Retirement benefit costs

(a)	Pension obligations/assets

The Group operates a number of defined benefit schemes for qualifying employees, principally the Northern Foods Pension Scheme (the Scheme) and Northern Foods Pension Builder (Pension Builder) in the United Kingdom and the Green Isle Foods Group Retirement and Death Benefit Plan (the Plan) in the Republic of Ireland. A defined benefit scheme is one where the amount of pension benefit an employee will receive on retirement is dependent on age, years of service and compensation.

For defined benefit schemes, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations for the purpose of the financial statements being carried out at each balance sheet date. Actuarial gains and losses are recognised in full in the period in which they occur. They are recognised outside the income statement and are presented in the statement of comprehensive income.

The retirement benefit obligation/asset recognised in the balance sheet represents the present value of the defined benefit obligation/asset as adjusted for unrecognised past service costs, and net of the fair value of the scheme assets. Any asset resulting from this calculation is limited to the past service cost plus the present value of the available refunds and reductions in future contributions. The Group has considered the impact of IFRIC 14. The rules of the Scheme give the Company an unconditional right to a refund of any residual surplus and as such there is no restriction to the level of surplus that can be recognised in the balance sheet.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight line basis over the average period until the benefits vest.

Current service cost is recognised within profit from operations in the income statement.

The expected return on scheme assets and the interest on pension scheme liabilities are recognised in finance income and finance expense respectively.

Contributions to the defined contribution scheme are charged to the income statement on an accruals basis.

(b)	Post retirement healthcare

The Group provides post retirement healthcare benefits to eligible retired employees. An employee is eligible if granted the benefit and if retirement occurred on or before 31 March 1999. Employees who were granted the benefit, but retired after 31 March 1999, will not receive this benefit in retirement. Post 31 March 1999, the benefit was not granted to any employees.

The expected cost of this benefit has been computed using an accounting methodology similar to that for defined benefit pension schemes. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are recognised in full in the period in which they occur. They are recognised outside the income statement and presented in the statement of comprehensive income. These obligations are valued annually for the purpose of the financial statements by independent qualified actuaries.

Financial instruments

Financial assets and financial liabilities are recognised in the Group’s balance sheet when the Group becomes a party to the contractual provisions of the financial instrument.

Financial assets

Trading investments are classed as held for trading. Any gains and losses arising from the change in fair value are recognised in the income statement for the period.

Financial assets held by the Company are classified as held for trading or loans and receivables at amortised cost. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Loans and receivables

Trade receivables, loans, other receivables and cash and cash equivalents that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables at amortised cost. Loans and receivables are measured at amortised cost using the effective interest method, less any impairment. Interest income is recognised by applying the effective interest rate, except for short term receivables when the recognition of interest would be immaterial.

Notes to the Consolidated Financial Statements—(continued)

Impairment of financial assets

Financial assets are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognised in the income statement.

If in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed through the income statement to the extent that the carrying amount of the investment at the date the impairment is reversed and does not exceed what the amortised cost would have been had the impairment not been recognised.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, deposits held at call with banks and other short term, highly liquid, investments with original maturities of three months or less.

Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Derecognition of financial assets

The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire; or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

Financial liabilities

Financial liabilities held by the Group are classified as financial liabilities measured at amortised cost, financial liabilities held at amortised cost in a cash flow hedging relationship, and derivatives that are designated and effective as hedging instruments carried at fair value.

Financial liabilities measured at amortised cost are initially measured at fair value, net of transaction costs, and subsequently measured at amortised cost using the effective interest method. Interest expense is recognised on an effective yield basis. The effective interest method is used to calculate the amortised cost of a financial liability by allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability.

Bank borrowings

Interest bearing bank loans and overdrafts are classified as other financial liabilities at amortised cost. They are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis in the income statement using the effective interest rate method. They are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Derecognition of financial liabilities

The Group derecognises financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire.

Derivative financial instruments and hedge accounting

The Group’s activities expose it primarily to both the financial risks of changes in foreign currency exchange rates and interest rates. The Group uses foreign exchange forward contracts and interest rate swap contracts to hedge some of these exposures. The Group does not use derivative financial instruments for speculative purposes.

The use of financial derivatives is governed by the Group’s policies approved by the Board of directors, which provide written principles on the use of financial derivatives. Further information on currency and interest rate management is provided in note 28 Financial instruments.

Changes in the fair value of derivative financial instruments that are designated and effective as hedging instruments are recognised directly in equity. The ineffective portion is recognised immediately in the income statement. If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had been previously recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Notes to the Consolidated Financial Statements—(continued)

3. Significant accounting policies continued

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedging transaction is no longer expected to occur, the net cumulative gain or loss that was recognised in equity is recognised immediately in profit or loss for the period.

Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at their present value and at the directors’ best estimate of the expenditure required to settle the obligation at the balance sheet date.

Share based payments

The Group has applied the requirements of IFRS 2 ‘Share based payments’. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested at 1 January 2005.

The Group issues equity settled share based payments to certain employees in addition to issuing an HM Revenue & Customs approved Savings related share option scheme for all employees. Equity settled share based payments are measured at fair value (excluding the effect of non market based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity settled share based payments is expensed on a straight line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest and adjusted for the effect of non market based vesting conditions.

Fair value is measured by use of the Black-Scholes and Monte Carlo models. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non transferability, exercise restrictions, and behavioural considerations.

Cash settled share based payments are measured at discounted fair value at the date of grant and are expensed on a straight line basis.

Government grants

Government grants in respect of capital expenditure are credited to deferred income and are released to the income statement over the expected useful lives of the relevant assets by equal annual instalments. Grants of a revenue nature are credited to the income statement so as to match them with the expenditure to which they relate.

Research and development

Research and development costs comprise all directly attributable costs necessary to create and produce new products which are both brand new in design and those being modified. Costs classified as research and development include raw materials, labour costs, artwork origination and market research directly attributable to developing the product.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Dividends

Dividend distributions to the Company’s shareholders are recognised in the Group and Company financial statements as follows:

>	Final dividend: when approved by the Company’s shareholders at the Annual general meeting;

>	Interim dividend: when paid by the Company.

4. Key accounting judgements and sources of estimation uncertainty

The key accounting judgements and sources of estimation uncertainty with a significant risk of causing a material adjustment to assets and liabilities in the next 12 months comprise the following:

Pensions—movements in equity markets, interest rates, inflation and life expectancy could materially affect the level of surpluses and deficits in the pension schemes. The key assumptions used to value pension assets and liabilities are set out in note 38 Retirement benefit obligations;

Tax—the Group carries appropriate provision, based on best estimates, until tax computations are agreed with the taxation authorities;

Useful economic life estimates—the Group reviews the useful economic lives attributed to assets on an ongoing basis to ensure they are appropriate. Changes in economic life could impact the carrying value and charges to the income statement in future periods;

Provisions—using information available at the balance sheet date, the directors make judgements based on experience on the level of provision required. Further information received after the balance sheet date may impact the level of provision required;

Notes to the Consolidated Financial Statements—(continued)

Share based payments—in accordance with IFRS 2 ‘Share based payments’, share options and other share awards are measured at fair value at the date of grant which is then expensed in the income statement on a straight line basis over the vesting period. The fair value of the options and other share awards are measured using the Black-Scholes and Monte Carlo option pricing models. The valuation of these share based payments requires several judgements to be made in respect of the number of options that are expected to be exercised including behavioural considerations, exercise restrictions and historical volatility in the share price. Details of the assumptions made in respect of each of the share based payment schemes are disclosed in note 37 Equity settled share based payments. Changes in these assumptions could lead to changes in the income statement expense in future periods;

Impairment—the Group reviews the carrying value of goodwill and fixed assets and other intangibles, including acquisition intangibles. The Group has impaired certain asset values on a fair value less costs to sell basis, using past experience and external sources of information. Future changes in performance or disposals could impact this value. Management’s assumptions for testing the carrying value of goodwill are included within note 15.

Non-GAAP measures

Definitions of non-GAAP measures used by Northern Foods are shown below:

(a)	Net debt

Net debt is not a defined term under IFRS and may not therefore be comparable with other similarly titled non IFRS debt measures reported by other companies. Net debt is defined as total borrowings (including both short term and long term bank loans, bonds, loan notes and finance leases) less cash and cash equivalents and short term investments. Net debt will also include the proportion of the fair value of the currency swaps hedging the balance sheet value of the Group’s US Dollar denominated loan notes. The Group adopts this measure because it is used in calculating the banking covenants. It is also the measure used for internal debt analysis. In addition, the net debt balance provides an indication of the net borrowings on which the Company is required to pay interest. For further information see note 29 Analysis of net debt.

(b)	Underlying revenue

Underlying revenue excludes the impact of currency rate changes, product categories no longer manufactured, acquisitions, discontinued operations and the 53rd week.

(c)	Restructuring items

Items which relate to significant restructuring are presented as a separate column within their relevant Consolidated income statement category. Presentation of these items in a separate column helps to provide a better indication of the Group’s underlying business performance. Restructuring items include costs or income associated with the restructuring of businesses, gains or losses on the disposal or closure of businesses and amounts associated with the pension ETV exercise.

(d)	Free cash flow

Free cash flow is net cash from operating activities, adjusted for special pension contributions, less net capital expenditure, plus interest received. Net capital expenditure is purchase of property, plant and equipment (PPE) less grants received and proceeds from sale of PPE.

(e)	Net working capital

Net working capital is defined as inventories plus trade and other receivables less trade and other payables.

(f)	Adjusted earnings per share

Adjusted earnings per share is basic earnings per share before restructuring items, movement on deferred tax due to change in legislation and one off release of prior year tax liability.

(g)	Profit from operations

Profit from operations is earnings stated before finance income and expense and taxes. Further information is provided within note 7 Analysis of consolidated income statement.

(h)	EBITDA

EBITDA is earnings before interest, tax, depreciation and amortisation. It is calculated as profit from operations plus depreciation and amortisation, all measured before restructuring items.

(i)	Underlying profit before taxation

Underlying profit before taxation reflects Group profit before tax before restructuring items and net pensions financing. This is reconciled to profit before taxation* in note 6.

(j)	Underlying earnings per share

Underlying earnings per share is before restructuring items, movement on deferred tax due to change in legislation, one off release of prior year tax liability and net pensions financing. This is reconciled to earnings per share in note 14.

*	Before restructuring items

Notes to the Consolidated Financial Statements—(continued)

5. Revenue

The analysis of the Group’s revenue is as follows:

	53 weeks 2010 £m	52 weeks 2009 £m
Continuing operations:
Sale of goods	977.0	975.2

Revenue	977.0	975.2
Finance income	41.7	54.2
Other operating income	1.9	1.4

Total	1,020.6	1,030.8

A portion of the Group’s revenue from the sale of goods denominated in foreign currencies is cash flow hedged. The amounts disclosed above for revenue from the sale of goods include the recycling of the effective amount of the foreign currency derivatives that are used to hedge foreign currency revenue. The amount included in revenue from continuing operations is £0.2m (2008/09 £0.7m).

6. Segmental analysis

The Group has adopted IFRS 8 ‘Operating Segments’ with effect from 29 March 2009. IFRS 8 requires operating segments to be identified on the basis of internal financial information reported to the Chief Operating Decision Maker (CODM). The Group’s CODM is deemed to be the Chief Executive who is primarily responsible for the allocation of resources to the segments and to assess their performance.

The CODM assesses profit performance using profit from operations measured on a basis consistent with the disclosure in the Group accounts.

The Group has identified seven operating segments:

>	Ready Meals

>	Sandwiches, Salads & Chilled Pizza

>	Frozen Pizza, Irish Pastry, Fish & Vegetables

>	UK Pastry

>	Meat & Meat-free products

>	Biscuits

>	Puddings.

IFRS 8 allows the aggregation of operating segments for reporting purposes where the aggregation criteria has been met. The Group continues to report on three reportable segments; Chilled, Frozen and Bakery which meet the aggregation criteria as set out in IFRS 8.

Previously, segments were determined and presented in accordance with IAS 14, ‘Segment Reporting’. The adoption of IFRS 8 has not resulted in a change in the Group’s reportable segments.

Notes to the Consolidated Financial Statements—(continued)

Reportable Segment	Operating Segment
Chilled	Ready Meals Sandwiches, Salads & Chilled Pizza
Frozen	Frozen Pizza, Irish Pastry, Fish & Vegetables UK Pastry Meat & Meat-free products
Bakery	Biscuits Puddings

Segmental information

The segmental information is as follows:

	Chilled 2010 £m	2009 £m	Frozen 2010 £m	2009 £m	Bakery 2010 £m	2009 £m	Total 2010 £m	2009 £m
Revenue	496.3	486.8	254.6	272.4	226.1	216.0	977.0	975.2
53rd week	(9.0)	—	(5.4)	—	(3.4)	—	(17.8)	—
Product categories no longer manufactured	—	(28.7)	—	—	—	—	—	(28.7)
Foreign exchange	—	—	—	3.4	—	—	—	3.4

Underlying revenue	487.3	458.1	249.2	275.8	222.7	216.0	959.2	949.9

Underlying revenue allows comparability between the current and prior periods. Underlying revenue excludes the impact of currency rate changes, product categories no longer manufactured, acquisitions, discontinued operations and the 53rd week.

Inter-segmental sales are charged at prevailing market prices and were immaterial for both the current and prior periods.

	53 weeks 2010 Profit from operations* £m	53 weeks 2010 Restructuring items £m	53 weeks 2010 Profit from operations £m	52 weeks 2009 Profit from operations* £m	52 weeks 2009 Restructuring items £m	52 weeks 2009 Profit from operations £m
Chilled	19.2	(22.2)	(3.0)	22.9	(30.2)	(7.3)
Frozen	13.6	—	13.6	9.3	(2.7)	6.6
Bakery	21.8	(4.4)	17.4	20.5	(2.5)	18.0

	54.6	(26.6)	28.0	52.7	(35.4)	17.3
Unallocated amounts:
Net finance expense	(20.6)	—	(20.6)	(5.2)	—	(5.2)

Profit before taxation	34.0	(26.6)	7.4	47.5	(35.4)	12.1
Taxation	1.9	4.5	6.4	(19.1)	9.5	(9.6)

Profit for the period	35.9	(22.1)	13.8	28.4	(25.9)	2.5

There were no discontinued operations in the period.

A reconciliation of profit before taxation* to underlying profit before taxation* is shown below:

	53 weeks 2010 £m	52 weeks 2009 £m
Profit before taxation*	34.0	47.5
Net pensions financing charge/(credit)	5.2	(8.5)

Underlying profit before taxation*	39.2	39.0

*	Before restructuring items

Notes to the Consolidated Financial Statements—(continued)

6. Segmental analysis continued

	Assets £m	2010 Liabilities £m	Total £m	Assets £m	2009 Liabilities £m	Total £m
Assets/(liabilities):
Chilled	212.2	(88.6)	123.6	229.1	(74.0)	155.1
Frozen	176.1	(58.3)	117.8	194.2	(67.6)	126.6
Bakery	111.1	(50.3)	60.8	103.7	(36.5)	67.2

Operating assets/(liabilities)	499.4	(197.2)	302.2	527.0	(178.1)	348.9
Unallocated corporate assets:
Cash at bank and in hand	31.7	—	31.7	60.8	—	60.8
Trading investments	—	—	—	0.1	—	0.1
Corporate other receivables	3.8	—	3.8	4.1	—	4.1
Deferred tax assets	35.9	—	35.9	17.1	—	17.1
Derivative financial instruments	15.3	—	15.3	27.7	—	27.7

Unallocated corporate liabilities:
Total borrowings	—	(224.8)	(224.8)	—	(286.9)	(286.9)
Retirement benefit obligations	—	(149.7)	(149.7)	—	(71.5)	(71.5)
Deferred tax liabilities	—	(2.7)	(2.7)	—	(2.0)	(2.0)
Current tax liabilities	—	(7.6)	(7.6)	—	(22.0)	(22.0)
Corporate other payables	—	(24.3)	(24.3)	—	(22.2)	(22.2)

Total assets/(liabilities)	586.1	(606.3)	(20.2)	636.8	(582.7)	54.1

	Chilled £m	Frozen £m	Bakery £m	Group £m
Other information—2010
Capital additions	13.0	7.9	9.1	30.0
Depreciation	16.4	12.3	7.7	36.4
Amortisation of other intangible assets	0.5	0.2	0.1	0.8
Impairment of intangible assets	6.5	—	—	6.5
Impairment of property, plant and equipment	10.9	—	—	10.9

	Chilled £m	Frozen £m	Bakery £m	Group £m
Other information—2009
Capital additions	15.1	6.6	8.7	30.4
Depreciation	16.9	13.7	8.0	38.6
Amortisation of other intangible assets	0.4	0.2	0.1	0.7
Impairment of property, plant and equipment	24.0	—	—	24.0

Notes to the Consolidated Financial Statements—(continued)

Geographical segments

The Group operates in two main geographical areas; the United Kingdom and the Republic of Ireland. The Chilled and Bakery divisions operate in the United Kingdom while the Frozen division operates in both the United Kingdom and the Republic of Ireland. The Group’s revenue from external customers and information about its segment assets (non current assets excluding investments in associates, deferred tax assets and other financial assets) by geographical location is detailed below:

	Revenue		Non current assets
	53 weeks 2010 £m	52 weeks 2009 £m	2010 £m	2009 £m
United Kingdom	867.3	892.1	232.9	254.7
Ireland	109.7	83.1	99.6	107.9

	977.0	975.2	332.5	362.6

Information about major customers

Revenue from a customer of Northern Foods’ Chilled and Bakery segments represents £270.8m (2008/09: £277.0m) of the Group’s total revenue. A further customer of all three segments represents £248.5m (2008/09: £233.8m) of the Group’s total revenue.

7. Analysis of consolidated income statement

	53 weeks Before restructuring items 2010 £m	53 weeks Restructuring items 2010 £m	53 weeks Total 2010 £m	52 weeks Before restructuring items 2009 £m	52 weeks Restructuring items 2009 £m	52 weeks Total 2009 £m
Continuing operations:
Revenue	977.0	—	977.0	975.2	—	975.2
Cost of sales	(766.2)	(19.4)	(785.6)	(769.8)	(31.3)	(801.1)

Gross profit	210.8	(19.4)	191.4	205.4	(31.3)	174.1
Distribution costs	(65.6)	(0.1)	(65.7)	(65.0)	(0.2)	(65.2)
Administrative expenses	(92.5)	(7.1)	(99.6)	(89.1)	(3.9)	(93.0)
Other operating income	1.9	—	1.9	1.4	—	1.4

Profit from operations	54.6	(26.6)	28.0	52.7	(35.4)	17.3

Notes to the Consolidated Financial Statements—(continued)

8 Restructuring items

	53 weeks 2010 £m	52 weeks 2009 £m
Restructuring items from operations	(26.6)	(35.4)
Taxation	4.5	9.5

Total	(22.1)	(25.9)

Restructuring costs of £26.6m comprise:

2010 £m
Ethnic impairment:
Goodwill impairment	5.1
Customer relationships	1.4
Leasehold property	4.7
Plant, fixtures and vehicles	4.7

15.9

Hull impairment:
Plant, fixtures and vehicles	0.4
Leasehold property	1.1
Hull site closure costs	3.8

5.3

Chilled, Bakery and Central rationalisation charges	4.7
Pensions ETV exercise	0.7

26.6

Items which relate to significant restructuring events are presented as a separate column within their relevant Consolidated income statement category. Presentation of these items in a separate column helps to provide a better indication of the Group’s underlying business performance. Restructuring items include costs or income associated with the restructuring of businesses, gains or losses on the disposal or closure of businesses and amounts associated with the pension ETV exercise.

Notes to the Consolidated Financial Statements—(continued)

9 Profit from operations

Profit from operations after restructuring items has been arrived at after charging/(crediting) the items below:

	53 weeks 2010 £m	52 weeks 2009 £m
Net foreign exchange losses	0.2	0.7
Research and development costs (principally new product development)	5.0	8.0
Depreciation of property, plant and equipment	36.4	38.6
Impairment of property, plant and equipment	10.9	24.0
Impairment of goodwill and other intangible assets	6.5	—
Amortisation of other intangibles	0.8	0.7
Staff costs (note 10)	229.6	216.8
Auditors’ remuneration for audit services	0.2	0.3
Government grants	(2.4)	(1.6)
Cost of inventories recognised as expense	770.3	766.7
Write down of inventories recognised as an expense	2.9	3.1
Loss on disposal of property, plant and equipment	0.3	0.1
Impairment loss recognised on trade receivables	2.7	2.2
Reversal of impairment losses recognised on trade receivables	(0.5)	(0.1)
Operating lease charges–plant and machinery	3.4	2.2
Operating lease charges–land and buildings	0.8	0.8

A more detailed analysis of auditors’ remuneration is provided below:

	53 weeks 2010 Deloitte LLP £’000	52 weeks 2009 Deloitte LLP £’000
Fees payable to the Company’s auditors for the audit of the company’s annual accounts	85	85

Fees payable to the Company’s auditors and their associates for other services to the Group:
–audit of Company’s subsidiaries pursuant to legislation	156	173

Total audit fees	241	258

–half year review pursuant to legislation	38	38
–tax advisory services	91	142
–tax compliance services	130	139

Total non audit fees	259	319

Total auditors’ remuneration	500	577

Deloitte LLP were appointed sole Group auditors for both the current and prior periods.

An explanation of the non audit services provided by Deloitte LLP is set out on page 42 of the Corporate governance review. Non audit services are primarily in relation to tax compliance and tax advisory services.

Notes to the Consolidated Financial Statements—(continued)

10 Staff costs

The average monthly number of employees (including executive directors) was:

	2010 number	2009 number
Continuing operations:
Production	8,128	8,399
Distribution	521	565
Administration	823	926

	9,472	9,890

Aggregate remuneration comprised:

	53 weeks 2010 £m	52 weeks 2009 £m
Continuing operations:
Wages and salaries	203.9	203.2
Social security costs	17.5	17.4
Other pension costs/(income)	8.2	(3.8)

	229.6	216.8

In addition to the staff costs disclosed above, redundancy costs of £4.7m (2008/09: £7.3m) were charged to restructuring.

Notes to the Consolidated Financial Statements—(continued)

11 Net finance expense

	53 weeks 2010 £m	52 weeks 2009 £m
Finance income:
Loans and receivables at amortised cost:
Bank interest receivable	—	0.3
Other interest receivable	—	01
Expected return on pension scheme assets	41.7	53.8

	41.7	54.2

Finance expense:
Financial liability held at amortised cost in a cash flow hedging relationship:
Interest on Senior loan notes 2012–2017	(7.9)	(7.8)
Other financial liabilities at amortised cost:
Interest on bank overdrafts and loans	(5.5)	(6.1)
Other interest payable	(2.1)	(0.2)
Interest on pension scheme liabilities	(46.9)	(45.3)

	(62.4)	(59.4)

Less: amounts included in the cost of qualifying fixed assets	0.1	—

	(62.3)	(59.4)

Net finance expense	(20.6)	(5.2)

Borrowing costs included in the cost of qualifying assets during the year arose on the general borrowing pool by applying a capitalisation rate of 6.4% to expenditure on such assets.

Notes to the Consolidated Financial Statements—(continued)

12 Taxation

	53 weeks 2010 £m	52 weeks 2009 £m
Current taxation:
UK corporation tax	14.3	(1.8)
Overseas tax	(2.6)	(2.0)
Tax on restructuring items–UK	—	4.2
Tax on restructuring items–overseas	—	0.2

	11.7	0.6

Deferred taxation:
UK deferred tax	(9.4)	(3.2)
Overseas tax	(0.4)	0.4
Movement on deferred tax due to change in legislation	—	(12.5)
Tax on restructuring items–UK	4.5	5.1

	(5.3)	(10.2)

Tax credit/(charge) for the period	6.4	(9.6)

UK corporation tax is calculated at 28.0% (2008/09: 28.0%) of the estimated assessable profit or loss for the period. Overseas tax is taxation on profits made in the Republic of Ireland which is calculated at 12.5% (2008/09: 12.5%).

The tax credit of £6.4m includes a £14.0m corporation tax provision release and a £6.7m deferred tax charge in relation to the settlement of a historic tax liability which was provided for as at 28 March 2009.

A deferred tax credit of £23.2m (2008/09: £40.1m credit) was taken to equity relating to the actuarial gains and losses on the retirement benefit assets and obligations.

A deferred tax charge of £0.1m (2008/09: £0.3m credit) was taken to equity relating to equity settled incentive schemes.

The movement on deferred tax in 2009 due to the change in legislation arose from the amendments to the industrial buildings allowance regime which were substantively enacted in the Finance Act 2008.

The charge for the year can be reconciled to the profit as per the Consolidated income statement as follows:

	53 weeks 2010 £m	53 weeks 2010%	52 weeks 2009 £m	52 weeks 2009%
Profit before taxation	7.4	100.0	12.1	100.0

Taxation at the UK corporation tax rate of 28.0% (2008/09: 28.0%)	(2.1)	(28.0)	(3.4)	(28.0)
Effect of lower overseas tax rates	2.9	39.0	1.7	14.0
Change in overseas tax rate	(0.7)	(9.4)	—	—
Adjustment to tax charge in respect of prior periods:
Corporation tax	14.0	189.1	4.7	38.8
Deferred tax	(4.1)	(55.4)	1.4	11.6
Change in UK tax legislation	—	—	(12.5)	(103.3)
Expenses not deductible in determining taxable profit and other items	(3.6)	(48.8)	(1.5)	(12.4)

Tax credit/(charge) and effective tax rate for the period	6.4	86.5	(9.6)	(79.3)

The adjustments in respect of prior periods relate to resolution of previous years’ tax provisions and capital allowance disclaimers.

Notes to the Consolidated Financial Statements—(continued)

13 Dividends

Equity dividends on ordinary shares	2010 £m	2009 £m
Amounts recognised in the period:
Final dividend for the 52 weeks ended 28 March 2009 of 2.95p (2007/08: 2.95p) per share	13.6	13.6
Interim dividend for the 53 weeks ended 3 April 2010 of 1.55p (2008/09: 1.55p) per share	7.2	7.1

	20.8	20.7

Proposed final dividend for the 53 weeks ended 3 April 2010 of 2.95p (2008/09: 2.95p) per share	13.7	13.6

The proposed final dividend is subject to approval by shareholders at the Annual general meeting and accordingly has not been included as a liability in these financial statements.

14 Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

Earnings and earnings per share	53 weeks Earnings 2010 £m	53 weeks Basic earnings per share 2010 pence	53 weeks Diluted earnings per share 2010 pence	52 weeks Earnings 2009 £m	52 weeks Basic earnings per share 2009 pence	52 weeks Diluted earnings per share 2009 pence
Earnings used for calculation of earnings per share	13.8	2.98	2.94	2.5	0.54	0.52
Restructuring items	22.1	4.77	4.71	25.9	5.55	5.40
Movement on deferred tax due to change in legislation	—	—	—	12.5	2.68	2.61
One off release of prior year tax liability	(7.3)	(1.58)	(1.55)	(4.7)	(1.01)	(0.98)

Adjusted earnings per share*	28.6	6.17	6.10	36.2	7.76	7.55
Net pensions financing charge/(credit) net of tax	3.8	0.82	0.81	(6.1)	(1.31)	(1.27)

Underlying earnings per share**	32.4	6.99	6.91	30.1	6.45	6.28

Notes to the Consolidated Financial Statements—(continued)

14 Earnings per share continued

Number of shares	2010 number (m)	2009 number (m)
Weighted average number of shares	514.2	514.2
Own shares held	(45.5)	(41.2)
Shares held in Employee share ownership trust (ESOT)	(5.3)	(6.2)

Weighted average number of shares used for calculation of basic earnings per share and earnings per share before restructuring items	463.4	466.8
Executive share options	0.1	—
Long term incentive plan	0.1	0.4
Deferred share bonus plan	0.7	2.8
Matching share award	0.5	1.0
Performance share plan	4.3	8.3

Weighted average number of shares used for calculation of diluted earnings per share and diluted earnings per share before restructuring items	469.1	479.3

*

Adjusted earnings per share is earnings used for calculation of earnings per share before restructuring items, movement on deferred tax due to change in legislation and one off release of prior year tax liability

**

Underlying earnings per share is earnings used for calculation of earnings per share before restructuring items, movement on deferred tax due to change in legislation, one off release of prior year tax liability and net pensions financing

15 Goodwill

£m
Cost:
At start of prior period	60.1
Exchange movements	3.1

At end of prior period	63.2

At start of period	63.2
Exchange movements	(0.9)

At end of period	62.3

Accumulated impairment losses:
At start of prior period	5.3
Exchange movements	0.8

At end of prior period	6.1

At start of period	6.1
Exchange movements	(0.3)
Impairment losses during the period	5.1

At end of period	10.9

Carrying amount:
At end of period	51.4

At start of period	57.1

Notes to the Consolidated Financial Statements—(continued)

Goodwill acquired in a business combination is allocated, at acquisition, to the Group’s cash generating units (CGUs) that are expected to benefit from that business combination. The CGUs have been defined as the operating business to which the goodwill relates. The carrying amount of goodwill has been allocated as follows:

	2010 £m	2009 £m
Solway Foods	30.1	30.1
Ethnic Cuisine	—	5.1
Green Isle	19.5	20.1
Convenience Foods	1.8	1.8

	51.4	57.1

Impairment tests for goodwill

The Group tests for impairment of goodwill at least annually.

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates, gross margin and expected changes to selling prices and direct costs during the period. The key assumptions are based on past experience which has been adjusted for expected changes in future conditions.

The Group prepares cash flow forecasts derived from the most recent financial plans approved by management for the next five years and extrapolates these cash flows into perpetuity using growth assumptions relevant to the business sector. The growth rate used is not more than 3.0% (2008/09: not more than 3.0%), and is not considered to be higher than the average long term industry growth rate.

The rate used to discount the forecast cash flows for all CGUs is 11.1% (2008/09: 11.1%) and represents management’s estimate of the pre-tax discount rate reflecting current market assessments of the time value of money and the risks specific to the CGU’s.

The recoverable amount for each CGU exceeded its carrying value at the impairment test date. The Group has conducted sensitivity analysis based on reasonably possible changes in the key assumptions used for the impairment test. This has not resulted in any impairment of the carrying value of goodwill as at 3 April 2010, except Ethnic Cuisine of £5.1m.

In relation to Ethnic Cuisine, the trading performance of the site has resulted in a full impairment of goodwill at the period end date.

Reasonably possible changes in the key assumptions in relation to the Grimsby CGU would cause the carrying amount of the CGU to exceed its recoverable amount. If the forecasted sales growth into perpetuity were to be 60 basis points lower than forecast this would result in the recoverable amount being equal to the carrying value. Additionally if the forecasted increase in overheard costs into perpetuity were to be 70 basis points higher this would also result in the recoverable amount being equal to the carrying value.

Notes to the Consolidated Financial Statements—(continued)

16 Other intangible assets

	Development asset £m	Customer relationships £m	Software licences £m	Total £m
Cost:
At start of prior period	—	1.7	5.9	7.6

At end of prior period	—	1.7	5.9	7.6

At start of period	—	1.7	5.9	7.6
Additions for period	0.5	—	—	0.5

At end of period	0.5	1.7	5.9	8.1

Accumulated amortisation:
At start of prior period	—	—	3.0	3.0
Charge for prior period	—	0.1	0.6	0.7

At end of prior period	—	0.1	3.6	3.7

At start of period	—	0.1	3.6	3.7
Charge for period	—	0.2	0.6	0.8
Impairment losses for the period	—	1.4	—	1.4

At end of period	—	1.7	4.2	5.9

Carrying amount:
At end of period	0.5	—	1.7	2.2

At start of period	—	1.6	2.3	3.9

The Group tests for impairment of other intangible assets where there is an indicator that the asset may be impaired. The key assumptions for the value in use calculations are those regarding forecast sales volumes and prices. The growth rate used is not more than 3.0% and is not considered to be higher than the average long term industry growth rate.

The impairment of the customer relationships in the current year relate to Ethnic Cuisine.

The rate used to discount the forecast cash flows is 11.1% (2008/09: 11.1%) as detailed in note 15.

The amortisation period for customer relationships, software licences and development assets are set out in note 3 Significant accounting policies.

Notes to the Consolidated Financial Statements—(continued)

17 Property, plant and equipment

	Freehold property £m	Leasehold property £m	Plant, fixtures and vehicles £m	Total £m
Cost or valuation:
At start of prior period	170.7	32.9	597.1	800.7
Additions	0.7	—	29.7	30.4
Disposals	—	—	(0.8)	(0.8)
Exchange movements	6.1	—	25.2	31.3

At start of period	177.5	32.9	651.2	861.6
Additions	0.8	—	29.2	30.0
Disposals	—	—	(12.2)	(12.2)
Exchange movements	(1.9)	—	(8.2)	(10.1)
Reclassified as asset held for sale	(5.0)	—	—	(5.0)

At end of period	171.4	32.9	660.0	864.3

Accumulated depreciation and impairment losses:
At start of prior period	57.8	6.7	416.2	480.7
Charge for prior period	2.0	0.6	36.0	38.6
Restructuring provision for impairment	11.8	—	12.2	24.0
Disposals	—	—	(0.7)	(0.7)
Exchange movements	1.2	—	16.2	17.4

At start of period	72.8	7.3	479.9	560.0
Charge for period	2.7	0.7	33.0	36.4
Restructuring provision for impairment	1.1	4.7	5.1	10.9
Disposals	—	—	(11.8)	(11.8)
Exchange movements	(0.4)	—	(5.6)	(6.0)
Reclassified as asset held for sale	(4.1)	—	—	(4.1)

At end of period	72.1	12.7	500.6	585.4

Carrying amount:
At end of period	99.3	20.2	159.4	278.9

At start of period	104.7	25.6	171.3	301.6

The depreciation periods and useful lives are set out in note 3 Significant accounting policies.

At the period end, the Group had entered into contractual commitments for the purchase of property, plant and equipment amounting to £m1.9m (2008/09: £2.5m).

The carrying amount of the Group’s property, plant and equipment includes an amount of £nil (2008/09: £nil) in respect of assets held under finance leases.

During the period impairment charges of £10.9m were incurred in relation to the trading of the Ethnic ready meals facility and the closure of the Hull ready meals facility within the Chilled division.

Impairment charges of £24.0m were incurred during the prior period, of which £18.1m related to the mothballing of the Fenland site and £5.9m related to the Hull site, all within the Chilled division.

The Group impaired these asset values on a fair value less costs to sell basis, using past experience and external sources of information such as open market valuations. The impairment charges were all recognised within restructuring items in the consolidated income statement.

Notes to the Consolidated Financial Statements—(continued)

17 Property, plant and equipment continued

The Group performs impairment reviews where there is an indicator of impairment. The Ethnic and Hull sites were impaired due to the trading performance during 2009/10 and 2008/09, respectively. The Fenland site was impaired following the announcement to mothball the site during 2008/09.

The recoverable amounts of other items of property, plant and equipment were determined from value in use calculations. No impairments were identified on these assets. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period.

The Group prepares cash flow forecasts derived from the most recent financial plans approved by management for the next five years and extrapolates these cash flows in perpetuity using growth assumptions relevant for the business sector. The growth rate used is not more than 3.0% (2008/09: not more than 3.0%) and is not considered to be higher than the average long term industry growth rate.

The rates used to discount the forecast cash flows for all CGUs is 11.1% (2008/09: 11.1%) as detailed in note 15.

18 Asset held for sale

Following the closure of the Hull ready meals facility during 2009/10 the Group has resolved to dispose of the related land and buildings. These operations are included within the Chilled division in the segmental analysis in note 6 and are expected to be sold within 12 months of the balance sheet date.

The proceeds of the disposal are expected to be in line with the current book value. Impairment losses recognised in the current period in relation to the asset have been disclosed within Property, plant and equipment in note 17 under Freehold property. In addition, impairment losses of £2.2m were recognised in the prior period. Impairment losses have been recognised within cost of sales in the income statement during the relevant periods.

	2010 £m	2009 £m
Asset held for sale	0.9	—

19 Trading investments

Trading investments, stated at fair value, represent investments in listed equity securities that present the Group with opportunity for return through dividend income and trading gains. They have no fixed maturity or coupon rate. The fair values of these securities are based on quoted market prices.

	2010 £m	2009 £m
Trading investments at fair value	—	0.1

20 Subsidiaries

A list of the significant subsidiary investments, including the name, country of incorporation and proportion of ownership interest is given in note 46 to the Company’s separate financial statements.

Notes to the Consolidated Financial Statements—(continued)

21 Inventories

	2010 £m	2009 £m
Raw materials	16.0	16.2
Work in progress	2.8	3.4
Finished goods	33.8	28.9

	52.6	48.5

The directors consider that the replacement cost of inventories is not materially different to the value shown above.

22 Trade and other receivables

	2010 £m	2009 £m
Trade receivables	101.0	108.0
Other receivables	11.1	8.1
Other prepayments	4.9	3.9

	117.0	120.0

Trade receivables of £101.0m (2008/09: £108.0m) are net of amounts that are individually determined to be impaired of £2.8m (2008/09: £3.3m).

The average credit period taken on sales of goods is 38 days (2008/09: 38 days). Trade receivables are provided for based on estimated irrecoverable amounts from the sale of goods, determined by reference to past default experience and sales documentation.

An ageing profile of trade receivables past due but not impaired is shown below:

	Past due by 1-31 days £m	Total £m
2010	2.3	2.3
2009	6.4	6.4

Included within trade receivables are balances which are neither past due nor impaired of £98.7m (2008/09: £101.6m). In determining the recoverability of a trade receivable the Group considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the reporting date. The directors believe that there is no further credit provision required in excess of the allowance for doubtful debts. Management believe that these balances have low credit risk because the Group’s top five customers, all leading UK retailers, represent more than 75% of the Group’s revenue. This results in a high concentration of credit risk; however, these customers have strong credit ratings and consequently the credit risk for the Group’s overall trade receivables is considered low.

Before accepting any new customer, the Group uses an external credit scoring system and trade references to assess the potential customer’s credit quality and defines credit limits by customer.

Included in the trade receivables balance are receivables with a carrying amount of £2.3m (2008/09: £6.4m) which are past due at the period end for which the Group has not provided as there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group does not hold any collateral over these balances. The average age of these receivables which are past due but not impaired is 15 days past due (2008/09: 11 days).

Notes to the Consolidated Financial Statements—(continued)

22 Trade and other receivables continued

The table below shows the movement in the allowance for doubtful debt:

	2010 £m	2009 £m
At start of period	3.3	1.9
Impairment losses recognised	2.7	2.2
Amounts written off as uncollectible	(2.7)	(0.7)
Impairment losses reversed	(0.5)	(0.1)

At end of period	2.8	3.3

The ageing profile of impaired trade receivables is shown below:

	Current £m	Past due by 1-31 days £m	Past due by 31-90 days £m	Past due by over 90 days £m	Total £m
2010	0.5	1.1	0.5	0.7	2.8
2009	2.2	0.1	0.4	0.6	3.3

The directors consider that the carrying amount of trade and other receivables approximates to their fair value due to their short term nature. The directors consider the maximum credit risk at the balance sheet date is equivalent to the carrying value of trade and other receivables.

23 Cash and cash equivalents

	2010 £m	2009 £m
Cash and cash equivalents	31.7	60.8

	31.7	60.8

Cash comprises cash held by the Group and short term bank deposits with an original maturity of three months or less.

The directors consider the carrying amount of these assets to be approximately their fair value due to their short term nature.

24 Trade and other payables

	2010 £m	2009 £m
Trade payables	119.7	112.0
Accruals and deferred income	66.9	56.8
Other payables including social security	17.0	14.0

	203.6	182.8

Trade payables principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade payables is 58 days (2008/09: 52 days). The Group has financial risk management policies in place to ensure that all payables are paid within the internal credit timeframe.

The directors consider that the carrying amount of trade payables approximates to their fair value due to their short term nature.

Notes to the Consolidated Financial Statements—(continued)

25 Provisions

£m
At start of period	3.6
Charge for period	9.3
Utilised in period	(7.8)

At end of period	5.1

All of the provisions are included within current liabilities and relate to restructuring items. The provisions are expected to be utilised in full within the next 52 week period.

The restructuring provisions made during the period of £9.3m comprised: £3.7m in respect of Hull closure and £5.6m relating to rationalisation charges.

26 Financial liabilities – borrowings

Current	2010 £m	2009 £m
Bank loans and overdrafts due within one year or on demand	6.6	9.9

	6.6	9.9

Non current	2010 £m	2009 £m
Revolving credit facility 2010	63.0	115.0
Senior loan notes 2012–2017	155.2	162.0

	218.2	277.0

Borrowings are repayable as follows:

	2010 £m	2009 £m
Within one year or on demand	6.6	9.9
In the second year	—	115.0
In the third to fifth years inclusive	114.3	52.7
After five years	103.9	109.3

	224.8	286.9

The Revolving credit facility 2010 has been classified as repayable within three years as the arrangement has been refinanced as part of the Forward Start facility which is repayable in July 2012.

Notes to the Consolidated Financial Statements—(continued)

26 Financial liabilities – borrowings continued

Bank loans and overdrafts are analysed by currency as follows:

2010	Sterling £m	US Dollars £m	Total £m
Bank loans and overdrafts due within one year or on demand	6.6	—	6.6
Revolving credit facility 2010	63.0	—	63.0
Senior loan notes 2012–2017	54.3	100.9	155.2

	123.9	100.9	224.8

2009
Bank loans and overdrafts due within one year or on demand	9.9	—	9.9
Revolving credit facility 2010	115.0	—	115.0
Senior loan notes 2012–2017	54.3	107.7	162.0

	179.2	107.7	286.9

The average interest rates paid on bank loans and overdrafts were as follows:

	2010%	2009%
Bank overdrafts	2.00	5.30
Bank loans	5.70	4.39
Senior loan notes 2012–2017	5.50	5.50

Where market values are not available, fair values of financial assets and financial liabilities have been calculated by discounting expected future cash flows at prevailing interest rates and by applying period end exchange rates.

The fair value of the Senior loan notes 2012–2017 is disclosed below:

	2010 Carrying value £m	2010 Fair value £m	2009 Carrying value £m	2009 Fair value £m
Senior loan notes 2012–2017	155.2	158.4	162.0	168.3

At the period end the Group had available £240.0m (2008/09: £345.0m) of undrawn committed facilities on the Revolving credit facility 2010 and £4.4m bank overdrafts (2008/09: £8.8m), in respect of which all conditions precedent had been met.

27 Financing

Bank overdrafts

All bank loans and overdrafts are unsecured and repayable on demand, and are arranged at floating rates, thus exposing the Group to cash flow interest rate risk. The interest rate on bank overdrafts is 1.5% (2008/09: 1.5%) above the Bank of England base rate.

Revolving credit facility 2010

The Group holds a five year unsecured syndicated revolving credit facility of £305.0m (2008/09 £460.0m). At the period end, the amount due under the facility was £63.0m (2008/09: £115.0m). The amount drawn down is repayable in periods of up to one year but is capable of being immediately refinanced as part of the committed Revolving credit facility 2010. The rate of interest fluctuates in line with market rates, thus exposing the Group to cash flow interest rate risk.

Notes to the Consolidated Financial Statements—(continued)

In March 2009 the Group established a Forward Start banking facility of £250.0m to July 2012 which will replace the existing £305.0m Revolving credit facility on expiry in July 2010. The current facility banking covenants are calculated under Frozen UK GAAP. The new facility covenants will be calculated under IFRS from July 2010. The new financing costs agreed as part of the Forward Start facility were effective on the existing facilities from 25 March 2009.

The table below assumes that the interest paid during future years is paid at the expected future interest rate (5.67%) and the level of debt drawn down remains consistent with borrowings at the balance sheet date.

	Interest payable over remaining life of facility £m	Repayment of principal £m	Total payable £m
Revolving credit facility 2010	1.2	63.0	64.2

Senior loan notes 2012–2017

The Company has approximately £142.7m of senior guaranteed loan notes in the US Private Placement debt market. Notes are in both US Dollars ($155.0m) and pounds Sterling (£54.3m). The notes are fixed rate and unsecured.

The maturity profile below shows the annual cash flows paid in both the current and prior year. The cash flow hedge is currently effective. In consequence, the interest payments are fixed and are accounted for in the Consolidated income statement on an accruals basis. The charge to the Consolidated income statement corresponds to the annual interest paid. The repayment of the principal amount will not enter into the determination of profit or loss unless the hedge becomes ineffective. The effectiveness of the cash flow hedge is assessed at each balance sheet date.

Tranche	Maturity	Amount (m)	Amount £m	Interest rate	Annual swap cash flow paid to banks £m	Annual swap cash flow received from banks $m	Annual interest paid $m	Annual interest paid £m
Series A	Dec 2012	$35.0	20.0	5.63%	1.1	2.0	2.0	1.1
Series B	Dec 2015	$82.5	47.1	5.77%	2.5	4.8	4.8	2.5
Series C	Dec 2017	$37.5	21.3	5.87%	1.2	2.2	2.2	1.2
Series D	Dec 2012	£28.5	28.5	5.47%	—	—	—	1.6
Series E	Dec 2015	£25.8	25.8	5.47%	—	—	—	1.4

			142.7					7.8

The actual interest charge in 2009/10 was £7.9m as result of the 53rd week.

All US Dollar cash flows are hedged using cross currency swaps. Northern Foods will receive each 20 December and 20 June (the bond interest payment dates) fixed US Dollar sufficient to fully cover interest due to holders of the US Dollar denominated bonds, in exchange for payment of fixed pounds Sterling on the same date. The weighted average interest rate payable in pounds Sterling by the Company is approximately 5.5%. Additionally, the swap contracts provide for an exchange of the principal amounts at maturity at the same rate of exchange as the initial principal was translated (£1 = $1.752).

At the period end, the carrying value of the Senior loan notes 2012–2017 was £155.2m (2008/09: £162.0m) and the derivative financial instrument on the cross currency interest rate swaps was an asset of £15.3m (2008/09: asset of £26.6m). The currency element of fair value of the swaps was an asset of £12.9m (2008/09: £19.8m) and the interest rate element of fair value of the swaps was an asset of £2.4m (2008/09: £6.8m).

In addition to the above, the Group established a new US$100m US private placement in May 2010, to provide long term funding commencing from May 2010 for a period of seven years (US$40m) and 10 years (US$60m). Half of the new facility is at a fixed rate and half is at a variable rate to spread the interest rate risk.

Notes to the Consolidated Financial Statements—(continued)

28. Financial instruments

Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns whilst maximising the return to stakeholders through the optimisation of the debt and equity balance. The capital structure of the Group consists of net debt, as disclosed in note 29, and equity shareholders’ funds, as disclosed in notes 31 and 32.

The Group is not subject to any externally imposed capital requirements.

Board policy is to operate with fixed rate borrowings within a range of 40% to 75% of total net debt over the medium term, although the Group may operate outside of this range in the short term. At the year end 78% of the Group’s debt was fixed (2008/09: 69%). The Group’s net debt position is monitored daily and reviewed by management on a weekly basis.

During the period, the Company repurchased nil shares at a cost of £nil (2008/09: 17,490,115 shares at a cost of £11.0m).

Categories of financial instruments

	Carrying value 2010 £m	Carrying value 2009 £m	Fair value 2010 £m	Fair value 2009 £m
Financial assets
Held for trading:
Trading investments	—	0.1	—	0.1
Derivatives that are designated and effective as hedging instruments carried at fair value:
Derivative financial instruments (cross currency interest rate swaps)	15.3	26.6	15.3	26.6
Derivative financial instruments (currency rate swaps)	0.2	1.1	0.2	1.1
Loans and receivables at amortised cost:
Trade receivables	101.0	108.0	101.0	108.0
Cash and cash equivalents	31.7	60.8	31.7	60.8

	148.2	196.6	148.2	196.6

Financial liabilities
Financial liability held at amortised cost in a cash flow hedging relationship:
Senior loan notes 2012-2017	(155.2)	(162.0)	(158.4)	(168.3)
Other financial liabilities at amortised cost:
Trade payables	(119.7)	(112.0)	(119.7)	(112.0)
Bank loans and overdrafts	(6.6)	(9.9)	(6.6)	(9.9)
Revolving credit facility 2010	(63.0)	(115.0)	(63.0)	(115.0)
Finance leases	(0.4)	(0.5)	(0.4)	(0.5)

	(344.9)	(399.4)	(348.1)	(405.7)

Notes to the Consolidated Financial Statements—(continued)

The fair value of the trade receivables approximates to their carrying value due to the short term nature of the receivables. The fair value of the trading investments and cash and cash equivalents are based on their market value.

The fair values of the financial assets that are designated and effective as hedging instruments, have been calculated by discounting expected future cash flows at prevailing interest rates and by applying period end exchange rates.

The directors use their judgement in selecting an appropriate valuation technique for derivatives that are designated and effective as hedging instruments carried at fair value, but that are not quoted in an active market. Valuation techniques commonly used by market practitioners are applied and assumptions are made based on quoted market rates adjusted for specific features of the instrument.

The fair value of the other financial liabilities at amortised cost approximates to their carrying value. The trade and other payables approximate to their fair value due to the short term nature of the payables. The bank loans and overdrafts and the Revolving credit facility 2010 approximate to their fair value based on their variable market rate. The finance lease fair value approximates to the carrying value based on discounted future cash flows.

Fair value measurement recognised in the balance sheet

Financial instruments which are measured subsequent to initial recognition at fair value are required to be grouped into levels 1 to 3 based on the degree to which the fair value is observable:

>	level 1 - fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

>

level 2 - fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

>	level 3 - fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The derivative financial instruments for cross currency interest rate swaps and currency rate swaps are both classified as level 2.

There has been no transfer between level 1 and level 2 during the year.

Financial risk management objectives

The Group collates information from across the business and reports to the Board on key financial risks on a monthly basis. These risks include credit risk, liquidity risk, interest rate risk and currency risk.

The Group seeks to minimise its exposure to these risks by using derivative financial instruments where applicable. The use of derivative financial instruments is governed by Group policies which have been approved by the Board. The Group only enters into trade financial instruments for specific purposes. Speculative purchases are not made. See page 98 for further details.

Credit risk management

Credit risk refers to the risk of financial loss to the Group if a counterparty defaults on its contractual obligations of the loans and receivables at amortised cost held in the balance sheet.

The Group’s credit risk is primarily attributable to its trade receivables. The Group’s top five customers, all leading UK retailers, continue to represent more than 75% of the Group’s revenue. These customers have favourable credit ratings and consequently reduce the credit risk for the Group’s overall trade receivables. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with good credit ratings assigned by international credit rating agencies. Processes are in place to manage receivables and overdue debt and to ensure that appropriate action is taken to resolve issues on a timely basis. Credit control operating procedures are in place to review all new customers. Existing customers are reviewed as management become aware of changes of circumstances for specific customers. During the period, the amount written off in respect of credit risk was £2.7m (2008/09: £0.7m).

The amounts presented in the balance sheet are net of appropriate allowance for doubtful trade receivables, specific customer risk and assessment of the current economic environment. The carrying amount of financial assets recorded in the financial statements, which is net of impairment losses, represents the Group’s maximum exposure to credit risk.

Notes to the Consolidated Financial Statements—(continued)

28. Financial instruments continued

Liquidity risk management

Liquidity risk refers to the risk that the Group may not be able to fund the day to day running of the Group. Liquidity risk is reviewed by the Board on a monthly basis. The Group manages liquidity risk by monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities. The Group also monitors the drawdown of debt against the available banking facilities and reviews the level of reserves. Liquidity risk management ensures sufficient debt funding is available for the Group’s day to day needs. Board policy is to maintain reasonable headroom of unused committed bank facilities in a range of maturities at least 12 months beyond the period end.

The Group has two principal debt facilities (notes 26 and 27):

>	revolving credit facility 2010 (extended to 2012 through the Forward Start facility commencing July 2010)

>	senior loan notes 2012–2017

In addition to the above we established a new US$100m US private placement in April 2010, to provide long term funding commencing from May 2010 for a period of seven years (US$40m) and 10 years (US$60m). Half of the new facility is at a fixed rate and half is at a variable rate to spread the interest rate risk.

The Board also monitors the Group’s banking covenants which are calculated under Frozen UK GAAP. When the Forward Start Revolving credit facility begins in July 2010 the covenants will be calculated under IFRS. No breaches have been made during the year or prior period.

The following table details the Group’s maturity profile of its financial liabilities (excluding derivative financial instruments):

2010	Less than 1 month £m	1–3 months £m	3 months to 1 year £m	1–5 years £m	5+ years £m	Total £m
Senior loan notes 2012–2017	—	4.4	4.3	158.1	27.4	194.2
Trade payables	79.8	39.9	—	—	—	119.7
Bank loans and overdrafts	6.6	—	—	—	—	6.6
Revolving credit facility 2010	0.3	0.6	65.3	—	—	66.2
Finance leases	—	—	0.2	0.2	—	0.4

	86.7	44.9	69.8	158.3	27.4	387.1

2009	Less than 1 month £m	1–3 months £m	3 months to 1 year £m	1–5 years £m	5+ years £m	Total £m
Senior loan notes 2012–2017	—	4.6	4.5	84.1	118.9	212.1
Trade payables	77.2	34.8	—	—	—	112.0
Bank loans and overdrafts	9.9	—	—	—	—	9.9
Revolving credit facility 2010	0.6	1.1	5.0	116.7	—	123.4
Finance leases	—	—	0.2	0.3	—	0.5

	87.7	40.5	9.7	201.1	118.9	457.9

The above maturity profiles have not been discounted.

The liquidity profile of the trade payables has been assumed consistent with the Group’s payment terms of 45 days (2008/09: 45 days).

The repayment of the interest and principal on the US Dollar denominated Senior loan notes 2012–2017 has been calculated at the period end rate of £1 = $1.5282 (2008/09: £1 = $1.432).

The repayment of interest on the Revolving credit facility 2010 has been calculated on the principal at the period end date and the interest rate at that date.

The maturity profiles of the derivative financial instruments are shown below. The US Dollar exchange rate used is that at the balance sheet date of £1 = $1.5282 (2008/09: £1 = $1.432).

Notes to the Consolidated Financial Statements—(continued)

2010	Less than 1 month £m	1–3 months £m	3 months to 1 year £m	1–5 years £m	5+ years £m	Total £m
Swap cash flow paid to banks	—	(2.4)	(2.4)	(83.0)	(23.8)	(111.6)
Swap cash flow received from banks	—	2.9	2.9	96.6	27.4	129.8

	—	0.5	0.5	13.6	3.6	18.2

2009	Less than 1 month £m	1–3 months £m	3 months to 1 year £m	1–5 years £m	5+ years £m	Total £m
Swap cash flow paid to banks	—	(2.4)	(2.4)	(33.3)	(78.3)	(116.4)
Swap cash flow received from banks	—	3.1	3.1	41.9	96.6	144.7

	—	0.7	0.7	8.6	18.3	28.3

Interest rate risk management

The Group is exposed to interest rate risk on borrowings drawn down on the Revolving credit facility 2010. The risk is managed by maintaining an appropriate mix between fixed and floating rate borrowings. Interest risk management balances debt financing as a tool to improve the returns through leverage in the capital structure with the potential for an increase in interest rates to impact profits negatively. Board policy is to operate with fixed rate borrowings within a range of 40% to 75% of total net borrowings over the medium term (although the Group may operate outside this range in the short term). At the year end 78% of the Group’s net debt is fixed (2008/09: 69%). Board approval is required for the use of any interest rate derivative.

Interest rate sensitivity analysis has been performed on the financial assets and liabilities to illustrate the impact on Group profits and equity if interest rates increased/decreased. This analysis assumes the liabilities outstanding at the period end were outstanding for the whole period. A 100 bps increase or decrease has been used, comprising management’s assessment of reasonably possible changes in interest rates.

If interest rates had been 100 bps higher/lower, then profit before taxation for the 53 weeks ended 3 April 2010 would have decreased/ increased by £0.7m (2008/09: £1.2m) and equity at the balance sheet date would have decreased/increased by £1.0m (2008/09: £1.2m). It has been assumed that all other variables remained the same when preparing the interest rate sensitivity analysis.

Foreign currency risk management

Foreign currency risk management occurs at a transactional level on revenues and purchases in foreign currencies and at a translational level in relation to the translation of overseas operations. Board policy is for UK businesses to hedge transactional exposures using forward foreign exchange contracts wherever material. Transactional exposure in our Irish business has been partly hedged during the year. The remaining transactional exposure is partially offset by a translation exposure. The Senior loan notes 2012–2017 have been hedged using cross currency interest rate swaps of equivalent maturity (subject to a one off right for the counterparty bank to break the swap after seven years at the market value of the swap at that date).

The Group’s main foreign exchange risk is to the Euro. During the 53 week period to 3 April 2010, the Euro weakened against GBP by 4.9%, with the closing rate at €1.1288 compared to €1.0765 at the prior period end. However the average rate strengthened, and for the 53 week period to 3 April 2010 it was €1.1294 (2009: €1.2058) a reduction of 6.3% versus prior year. The net impact of the stronger Euro on our Euro manufacturing base decreased overall profitability by approximately £3.0m.

The overseas subsidiary, whose functional currency is the Euro, has pounds Sterling assets and liabilities at both balance sheet dates. A sensitivity analysis has been performed on these pounds Sterling financial assets and liabilities to sensitivity of a 10% increase/decrease in the pounds Sterling to Euro exchange rate. A 10% increase/decrease has been used, comprising management’s assessment of reasonably possible changes in Euro exchange rates. The impact on profit for the period is an increase/decrease of £0.2m (2008/09: increase/decrease of £0.4m) and the impact on equity is an increase/decrease of £0.2m (2008/09: increase/decrease of £0.4m).

A sensitivity analysis has been performed on the financial assets and liabilities to sensitivity of a 10% increase/decrease in the pounds Sterling to US Dollar exchange rate. A 10% increase/decrease has been used, comprising management’s assessment of reasonably possible changes in US Dollar exchange rates. The impact on profit for the period is an increase/decrease of £nil (2008/09: £nil) and on equity is an increase/decrease of £1.6m (2008/09: £2.3m).

Notes to the Consolidated Financial Statements—(continued)

28. Financial instruments continued

Forward foreign exchange contracts

Group policy is to hedge individual capital expenditure foreign currency transactions of more than £0.3m. The Group also enters into foreign exchange contracts to hedge an element of Sterling sales in the Irish business. The contracts are fair valued at the period end and the Group tests the effectiveness of the hedge using the hypothetical derivative method. The cumulative change in the fair value of the hypothetical derivative is compared to the cumulative fair value changes of the hedge instrument. All outstanding contracts at the period end will vest within one year.

An analysis of outstanding contracts is shown below:

Outstanding contracts:	Average exchange rate		Foreign currency		Contract value		Fair value
	2010	2009	2010 m	2009 m	2010 £m	2009 £m	2010 £m	2009 £m
Buy Swiss Francs (CHF):
In less than 3 months	—	—	—	—	—	—	—	—
In 3 months to 1 year	1.6905	—	2.6	—	1.5	—	0.1	—

Buy Euros:
In less than 3 months	1.1381	1.142	10.8	10.1	9.5	8.9	0.1	0.5
In 3 months to 1 year	1.1270	1.141	40.3	10.8	35.8	9.5	—	0.6

Changes in the fair value of non hedging currency derivatives amounting to £0.1m have been credited to the income statement in the year (2008/09: £nil).

Cross currency interest rate swaps

The Company has cross currency interest rate swaps to provide a cash flow hedge against currency and interest rate movements on the US$155.0m Senior loan notes 2012–2017. Swap contracts with a nominal value of US$155.0m (£88.5m) have fixed Sterling interest payments at an average rate of 5.5% for periods up to 2017 and have fixed US Dollar interest receipts at an average rate of 5.76%. At the period end, swap contracts had a fair value of £15.3m (2008/09: £26.6m).

The cash flow hedge forms part of the Group’s risk management strategy which is reviewed and authorised by the Board. The fixed cash flows will be achieved through the use of cross currency interest rate swaps. The actual risk being hedged is the foreign exchange risk.

The Group uses the Dollar offset hypothetical derivative method to test the effectiveness of the hedge. The cumulative change in the fair value of the hypothetical derivative is compared to the cumulative fair value changes of the hedge instrument. The fair values of foreign currency forward contracts are measured using quoted forward foreign exchange rates and yield curves from quoted interest rates matching maturities of the contracts. The maturity profile is shown on page 97.

Notes to the Consolidated Financial Statements—(continued)

29. Analysis of net debt

References to net debt refer to the total borrowings of the Group, including both short term and long term bank loans, bonds, loan notes and finance leases, after offsetting the cash and cash equivalents of the business and short term investments. Net debt will also include the proportion of the fair value of the currency swaps hedging the balance sheet value of the Group’s US Dollar denominated loan notes.

The table below reconciles net debt:

	2010 £m	2009 £m
Cash and cash equivalents	31.7	60.8
Trading investments	—	0.1
Bank loans, overdrafts and loan notes due within one year	(6.6)	(9.9)
Finance leases	(0.4)	(0.5)
Revolving credit facility 2010	(63.0)	(115.0)
Senior loan notes 2012–2017	(155.2)	(162.0)
Currency element of fair value of swaps hedging the
Group’s US Dollar denominated loan notes	12.9	19.8
Other movements	(2.4)	—

Net debt	(183.0)	(206.7)

Net debt

Net debt is not a defined term under IFRS and may not therefore be comparable with other similarly titled non IFRS debt measures reported by other companies. The Group adopts this measure because it is used in calculating the banking covenants. It is also the measure used for internal debt analysis. In addition, the net debt balance provides an indication of the net borrowings on which the Company is required to pay interest.

30. Deferred taxation assets/(liabilities)

	2010 £m	2009 £m
UK deferred tax assets	35.9	17.1
Overseas deferred tax liabilities	(2.7)	(2.0)

Net deferred tax assets	33.2	15.1

IAS 12 permits the offsetting of balances within the same tax jurisdiction. All of the deferred tax assets which have been offset are available for offset against deferred tax liabilities in their respective tax jurisdictions.

Notes to the Consolidated Financial Statements—(continued)

30. Deferred taxation assets/(liabilities) continued

A reconciliation of the deferred taxation assets/(liabilities) is shown below:

	Retirement benefit obligation £m	Other employee benefits £m	Accelerated tax depreciation £m	Revaluation of buildings £m	Other £m	Total £m
At start of prior period	(15.8)	1.5	0.3	(1.0)	0.3	(14.7)
(Charged)/credited to income statement in prior period	(3.1)	0.3	—	—	—	(2.8)
Restructuring items	(1.6)	—	6.7	—	—	5.1
Movement on deferred tax due to change in legislation	—	—	(12.5)	—	—	(12.5)
Credited to equity	40.1	0.3	—	—	—	40.4
Exchange differences	0.1	—	(0.5)	—	—	(0.4)

At start of period	19.7	2.1	(6.0)	(1.0)	0.3	15.1
(Charged)/credited to income statement	(0.7)	0.3	(9.4)	—	—	(9.8)
Restructuring items	(1.2)	—	5.7	—	—	4.5
Credited/(charged) to equity	23.2	(0.1)	—	—	—	23.1
Other	—	—	0.2	—	—	0.2
Exchange differences	—	—	0.1	—	—	0.1

At end of period	41.0	2.3	(9.4)	(1.0)	0.3	33.2

UK deferred tax assets/(liabilites)	40.4	2.3	(6.1)	(1.0)	0.3	35.9
Overseas deferred tax assets/(liabilities)	0.6	—	(3.3)	—	—	(2.7)

Net deferred tax assets/(liabilities)	41.0	2.3	(9.4)	(1.0)	0.3	33.2

The movement on deferred tax in the prior year due to the change in legislation arose from the amendments to the industrial buildings allowance regime which were substantively enacted in the Finance Act 2008.

The movement on the retirement benefit obligation of £23.2m (2008/09: £40.1m) relates to the actuarial loss on the retirement benefit obligation. See note 38 for further details.

No deferred tax has been provided on capital losses totalling £151.9m at 3 April 2010 (2008/09: £151.9m) as it is uncertain when these losses will be utilised against future taxable gains. The unprovided deferred tax asset on these losses is £42.5m (2008/09: £42.5m).

31. Share capital

	2010 number (m)	2010 £m	2009 number (m)	2009 £m
Authorised ordinary shares of 25p each	760.0	190.0	760.0	190.0
Allotted, called up and fully paid ordinary shares of 25p each:
At start of period	514.2	128.6	514.2	128.6

At end of period	514.2	128.6	514.2	128.6

The Company has one class of ordinary shares which carry no right to fixed income.

During both the current and prior period, the Company did not issue any shares.

Notes to the Consolidated Financial Statements—(continued)

32. Reserves

	Share premium account £m	Capital redemption reserve £m	Reserve for own shares £m	ESOT reserve £m	Hedging and translation reserve £m	Other reserves £m	Accumulated deficit £m
At 30 March 2008	65.1	23.6	(39.5)	(8.3)	21.4	5.2	(30.7)

Net profit for the period	—	—	—	—	—	—	2.5
Equity dividends	—	—	—	—	—	—	(20.7)
Actuarial losses on defined benefit pension scheme net of deferred tax	—	—	—	—	—	—	(103.0)
Purchase of shares for ESOT	—	—	—	(0.5)	—	—	—
Purchase of treasury shares	—	—	(11.0)	—	—	—	—
Equity settled incentive schemes net of deferred tax	—	—	—	—	—	3.0	—
Exchange differences	—	—	—	—	16.9	—	—
Increase in fair value of cash flow hedge	—	—	—	—	34.0	—	—
Transfer to profit or loss on cash flow hedge	—	—	—	—	(32.5)	—	—
Other movements	—	—	—	—	—	(0.2)	0.2

At 29 March 2009	65.1	23.6	(50.5)	(8.8)	39.8	8.0	(151.7)

Net profit for the period	—	—	—	—	—	—	13.8
Equity dividends	—	—	—	—	—	—	(20.8)
Actuarial gains on defined benefit pension scheme net of deferred tax	—	—	—	—	—	—	(58.2)
Equity settled incentive schemes netof deferred tax	—	—	—	3.2	—	0.5	(1.9)
Exchange differences	—	—	—	—	(5.6)	—	—
Decrease in fair value of cash flow hedge	—	—	—	—	(12.2)	—	—
Transfer to profit or loss on cash flow hedge	—	—	—	—	6.8	—	—
Other movements	—	—	—	—	—	(0.1)	0.2

At 3 April 2010	65.1	23.6	(50.5)	(5.6)	28.8	8.4	(218.6)

Share premium account

The share premium account represents amounts received in excess of the nominal value of shares on issue of new shares.

Capital redemption reserve

The capital redemption reserve arose on the repurchase and cancellation of ordinary shares.

Reserve for own shares

The reserve for own shares held by the Group represents the shares in the Company held in treasury. The number of shares held in treasury at the balance sheet date was 45,461,961 (2008/09: 45,461,961).

ESOT reserve

The ESOT holds shares which are primarily used to satisfy awards made under long term incentive plans. The number of shares held in the ESOT at the balance sheet date was 4,908,983 (2008/09: 7,682,843). During the period 2,773,860 shares were issued in respect of vesting share schemes.

Notes to the Consolidated Financial Statements—(continued)

32. Reserves continued

Hedging and translation reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

The translation element of the reserve records exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Other reserves

Other reserves primarily represent the equity component of share based payment arrangements and the remaining revaluation reserve from when the Group accounted under UK GAAP.

Accumulated deficit

The accumulated deficit comprises the Group’s annual profits and losses, actuarial gains and losses on the defined benefit pension schemes and dividend payments.

33. Reconciliation of net cash from operating activities

	Notes	53 weeks 2010 £m	52 weeks 2009 £m
Profit from operations	7	28.0	17.3

Adjustments for:
Depreciation of property, plant and equipment and amortisation of other intangible assets	16, 17	37.2	39.3
Impairment of property, plant and equipment	17	10.9	24.0
Impairment of goodwill and other intangible assets	15, 16	6.5	—
Loss on disposal of property, plant and equipment		0.3	0.1
Increase in provisions	25	1.5	1.3
Change in retirement benefit obligation		(8.1)	(2.5)
Equity settled incentive schemes		3.2	2.7
Grants and other non cash movements		(2.4)	(1.5)

Operating cash flow before movement in working capital		77.1	80.7
Movement in inventories		(4.8)	1.3
Movement in trade and other receivables		0.9	(2.8)
Movement in trade and other payables		15.3	(8.5)

Cash from operations		88.5	70.7
Interest paid		(16.9)	(15.6)
Net taxation paid		(2.9)	(1.0)

Net cash from operating activities		68.7	54.1

Notes to the Consolidated Financial Statements—(continued)

34. Contingent liabilities

A number of subsidiary companies and Northern Foods plc are guarantors in respect of the Senior loan notes 2012–2017, whereby they absolutely and unconditionally guarantee the principal and interest on the Senior loan notes 2012–2017.

Additionally, the same companies are cross guarantors in respect of the five year syndicated Revolving credit facility 2010.

The new US$100m US private placement established in May 2010 is absolutely and unconditionally guaranteed by a number of subsidiary companies. The guarantee applies to both the principal and interest on the facility.

A subsidiary undertaking is party to a letter of credit issued by Barclays Bank plc for £0.7m (2008/09: £2.2) secured against the assets of the subsidiary undertaking.

Northern Foods plc is the guarantor in respect of the obligations of several subsidiary undertakings with Allied Irish Bank. As at 3 April 2010 Northern Foods plc guaranteed £1.1m (2008/09: £0.7m).

35. Operating lease commitments

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non cancellable operating leases which fall due as follows:

	2010 £m	2009 £m
Within one year	4.9	4.2
In the second to fifth years inclusive	11.1	12.0
After five years	3.3	3.2

	19.3	19.4

The Group leases various offices and warehouses under non cancellable operating lease agreements. The leases have various terms, escalation clauses and renewal rights. The Group also leases plant and machinery and vehicles under non cancellable operating lease agreements.

36. Finance leases

The Group’s finance lease obligations are shown below:

	2010 £m	2009 £m
Within one year	0.2	0.2
In the second to fifth years inclusive	0.2	0.3

	0.4	0.5

The fair value of the Group’s finance lease obligations approximates to their carrying value.

Notes to the Consolidated Financial Statements—(continued)

37 Equity settled share based payments

The Group has applied the requirements of IFRS 2 ‘Share based payments’. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested at 1 January 2005.

The Group operates long term incentive schemes for executive directors and senior management within the Group in addition to issuing an HM Revenue & Customs Savings related share option scheme for all employees. Options are granted with a fixed exercise price. Options lapse when an employee leaves the Group subject to certain provisions.

The fair value per option granted and the assumptions used in the calculations are as follows:

Executive share options	Grant of share options	Long term incentive plan	Share bonus plan	Share bonus plan
Date of grant	4 July 2006	4 July 2006	4 July 2006	13 June 2007
Number of instruments granted	4,218,455	1,013,523	408,809	357,028
Exercise price (pence)	79.7	nil	nil	nil
Share price at date of grant (pence)	84.0	84.0	84.0	123.5
Contractual life (years)	10	5	3	3
Performance conditions	Note A	Note B	Note C	Note C
Settlement	Equity	Equity	Equity	Equity
Expected volatility	30.0%	30.0%	30.0%	25.0%
Expected option life at grant date (years)	5	3	3	3
Risk free interest rate	4.70%	4.70%	4.70%	5.77%
Expected dividend (dividend yield)	5.40%	5.40%	5.40%	4.78%
Fair value per granted instrument determined at the grant date (pence)	15.3	61.1	61.0	88.9
Valuation model	Black-Scholes	Black-Scholes	Black-Scholes	Black-Scholes

Other arrangements	Deferred share bonus plan	Matching share award	Performance share plan	Performance share plan
Date of grant	13 July 2006	4 June 2007	29 Aug 2007	5 Dec 2007
Number of instruments granted	4.928,287	1,040,460	2,441,010	3,350,000
Exercise price (pence)	nil	nil	nil	nil
Share price at date of grant (pence)	81.8	129.7	98.8	87.0
Contractual life (years)	3	3 and 4	3	3
Performance conditions	Note D	Note F	Note E	Note E
Settlement	Equity	Equity	Equity	Equity
Expected volatility	30.0%	25.2%	27.2%	30.9%
Expected life at grant date (years)	3	3 and 4	3	3
Risk free interest rate	4.70%	5.77%	5.26%	4.41%
Expected dividend (dividend yield)	5.40%	0	0	0
Fair value per granted instrument determined at the grant date (pence)	40.9	89.14	58.90	49.17
Valuation model	Black-Scholes	Monte Carlo	Monte Carlo	Monte Carlo

Notes to the Consolidated Financial Statements—(continued)

Other arrangements	Deferred share bonus plan	Save as you earn	Save as you earn	Performance share plan
Date of grant	26 Sept 2007	20 Dec 2007	20 Dec 2007	4 July 2008
Number of instruments granted	194,586	4,607,258	5,390,539	4,238,949
Exercise price (pence)	nil	76.0	76.0	nil
Share price at date of grant (pence)	101.7	90.0	90.0	57.0
Contractual life (years)	2	3.5	5.5	3
Performance conditions	Note D	Note G	Note G	Note H
Settlement	Equity	Equity	Equity	Equity
Expected volatility	30.0%	27.5%	27.4%	32.6%
Expected life at grant date (years)	2	3.25	5.25	3
Risk free interest rate	5.11%	4.45%	4.56%	4.97%
Expected dividend (dividend yield)	0	4.78%	4.78%	0
Fair value per granted instrument determined at the grant date (pence)	101.70	20.11	21.53	37.64
Valuation model	Black-Scholes	Monte Carlo	Black-Scholes	Monte Carlo

Other arrangements	Performance share plan	Performance share plan	Grant of share options	Performance share plan	Grant of share options
Date of grant	9 Dec 2008	9 July 2009	9 July 2009	7 Dec 2009	7 Dec 2009
Number of instruments granted	310,625	8,809,010	654,840	319,581	61,304
Exercise price (pence)	nil	nil	51.92	nil	65.25
Share price at date of grant (pence)	55.8	52.0	52.0	65.0	65.0
Contractual life (years)	3	3	3	3	3
Performance conditions	Note H	Note I	Note I	Note I	Note I
Settlement	Equity	Equity	Equity	Equity	Equity
Expected volatility	40.5%	44.0%	42.0%	48.0%	42.9%
Expected life at grant date (years)	3	3.25	3.25	3.25	3.25
Risk free interest rate	2.26%	2.17%	2.48%	1.39%	2.05%
Expected dividend (dividend yield)	0	0	8.65%	0	6.92%
Fair value per granted instrument determined at the grant date (pence)	37.47	37.69	7.81	51.53	12.30
Valuation model	Monte Carlo	Monte Carlo	Monte Carlo	Monte Carlo	Monte Carlo

Expected volatility was determined by calculating the historical volatility of the Group’s share price over a period commensurate with the expected term of the relevant award. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non transferability, exercise restrictions, and behavioural considerations.

Notes to the Consolidated Financial Statements—(continued)

Performance conditions–notes

A

Performance condition measured by reference to earnings per share. The target requires that the real growth in earnings per share over the three year performance period is greater than 3% per annum compound. The performance condition does not allow for retesting. The shares lapsed during the period as the performance conditions were not met.

B	The LTIP had two performance conditions:

TSR: The total number of shares that will vest will be up to 50% dependent on how the TSR in relation to an ordinary share of Northern Foods over the relevant performance period compares with TSR in relation to the ordinary shares of the companies in the comparator group in the same period. Where the TSR of Northern Foods over the performance period places it between the median and the upper quartile the number of shares will be calculated on a straight line basis with 20% of the shares being received when Northern Foods is placed above median, and 50% being received where Northern Foods is placed in the upper quartile. Where Northern Foods’ growth in TSR places it below median, no shares will vest in relation to this element of the award.

Return on invested capital (ROIC): 50% of the total award vests on achievement of a minimum growth in ROIC over the performance period. Growth in ROIC over the period has to be 100 or more basis points. The number of shares that each participant receives is calculated on a straight line basis with 7.5% of the shares being received if Northern Foods achieves growth of 100 basis points and a maximum of 50% being received if the Company achieves growth of 200 basis points.

The shares vested on 4 July 2009. 50% vested based on the ROIC condition, and 0% vested based on the TSR condition.

C

Under the Share bonus plan, 80% of annual bonus opportunity is linked to specific financial targets, including targets for profit from operations and profit before tax, both measured before restructuring items. The other 20% is directly related to individual performance against personal performance contracts set at the start of the financial year, which contain six individual and business performance targets which are considered appropriately stretching. The 4 July 2006 plan vested during the period.

D

The Deferred share bonus plan (DSBP) was introduced in June 2006 so as to incentivise and retain the key talent necessary to drive the specific performance improvements required. Performance was assessed against key milestones over the 12 month period to 31 March 2007. These four key milestones related to improving free cash flow and reducing net debt as at 1 April 2006 by £125m, reducing the run rate for central costs by £12m per annum compared to 2005/06 and the successful resolution of the pension deficit. This DSBP provided a small number of key senior executives with an award of shares with a value up to 100% of base salary, at the prevailing market price of 81.75 pence per share on 13 July 2006. These shares were satisfied by the transfer of existing shares held in trust after the vesting date on 13 July 2009.

E

The Performance share plan was introduced to incentivise the Group’s senior executives. There are two performance conditions which will align the interests of senior executives with those of shareholders.

TSR: The total number of shares that will vest will be up to 50% dependent on TSR growth over the performance period. TSR is required to grow by 30% from the effective base of £1.24 for 7.5% of the shares to vest up to a maximum of 50% being received if the TSR grows by 80% or more.

ROIC: 50% of the total award vests on achievement of a minimum growth in ROIC over the performance period. The number of shares that each participant receives is calculated on a straight line basis with 7.5% of the shares being received if the Group achieves growth of 100 basis points and a maximum of 50% being received if the Group achieves growth of 200 basis points or more.

F

The award of matching shares to S Barden was made as part of his recruitment as Chief Executive. The performance conditions attached to the matching share award are the same as those for the Performance share plan (see E) save that threshold vesting of the TSR element will not occur unless the Group achieves growth in TSR of 35% over the relevant period. Half the matching award will vest on the third anniversary of the grant with the other half vesting on the fourth anniversary of the grant to the extent that the performance conditions are met and providing he retains the purchased shares and remains employed by the Group.

G	The Group introduced an HM Revenue & Customs approved savings related share option plan for all employees. There are no performance conditions attached to these options.

Notes to the Consolidated Financial Statements—(continued)

H	This relates to the second year of awards under the Performance share plan. The two performance conditions which will align the interests of senior executives with those of shareholders are:

TSR: The total number of shares that will vest will be up to 50% dependent on TSR growth over the performance period. TSR is required to grow by 30% from the effective base of £0.659 for 7.5% of the shares to vest up to a maximum of 50% being received if the TSR grows by 80% or more.

ROIC: 50% of the total award vests on achievement of a minimum growth in ROIC over the performance period. The number of shares that each participant receives is calculated on a straight line basis with 7.5% of the shares being received if the Group achieves growth of 100 basis points and a maximum of 50% being received if the Group achieves growth of 200 basis points or more.

I

This relates to the third year of awards under the PSP but this year the award was linked to the Company’s existing HMRC approved executive share option scheme (ESOP) in order to secure potential tax and national insurance savings available for such awards. The share options are granted on a similar basis to shares under the PSP in terms of the performance conditions and vesting. However, if the share options are exercised at a gain, the number of PSP awards that vest will be reduced, so that the value received (but with tax efficiency) is not more than the value that would have been received from a “normal” PSP Award.

The performance conditions for the PSP (including the ESOP) are:

TSR: The total number of shares that will vest will be up to 50% dependent on TSR growth over the performance period. TSR is required to grow by 30% from the effective base of £0.531 for 7.5% of the shares to vest up to a maximum of 50% being received if the TSR grows by 80% or more.

ROIC: 50% of the total award vests on achievement of a minimum growth in ROIC over the performance period. The number of shares that each participant receives is calculated on a straight line basis with 7.5% of the shares being received if the Group achieves growth of 100 basis points and a maximum of 50% being received if the Group achieves growth of 200 basis points or more.

For further information on share incentive schemes see the Directors’ remuneration report on pages 46 to 56.

Details of movements in share options during the period are as follows:

	Options 2010 number	Weighted average exercise price 2010 £	Options 2009 number	Weighted average exercise price 2009 £
Outstanding at start of period	1,403,103	0.80	1,920,865	0.80
Granted during period	716,144	0.53	—	—
Expired during the period	(1,403,103)	0.80	—	—
Forfeited during period	(77,040)	0.52	(517,762)	0.80

Outstanding at end of period	639,104	0.53	1,403,103	0.80

Exercisable at end of period	639,104	0.53	1,403,103	0.80

Forfeiture arises when the employee leaves within the vesting period. Expiration of shares occurs when the last date for exercise has passed and the option has not been exercised.

There were no share options exercised during the period (2008/09: nil). The options outstanding had a weighted average remaining contractual life of 2.81 years (2008/09 7.27 years). The weighted average fair value of the share options outstanding is £0.08 (2008/09: £0.15) per share. The exercise price of options outstanding at the period end was £0.53 (2008/09: £0.80).

The Group recognised total expenses of £3.2m (2008/09: £2.7m) in the period relating to equity settled share based payment transactions.

Notes to the Consolidated Financial Statements—(continued)

38 Retirement benefit obligations

Defined benefit schemes

The Group operates a number of defined benefit schemes for qualifying employees, principally the Northern Foods Pension Scheme (the Scheme) and Northern Foods Pension Builder (Pension Builder) in the United Kingdom and the Green Isle Foods Group Retirement and Death Benefit Plan (the Plan) in the Republic of Ireland. Under the Scheme, Pension Builder and the Plan, employees are entitled to retirement benefits based on pay and service. The Scheme, Pension Builder and the Plan are funded schemes whilst the Group’s Post retirement medical benefit scheme is unfunded. The Scheme and the Plan are final salary schemes. The assets of the Scheme, Pension Builder and the Plan are held in trustee administered funds separate from the finances of the Group.

On 22 March 2005 the Company announced the closure of the Scheme to new entrants and withdrew its agreement to allow early retirement on an enhanced basis. Pension Builder was introduced on 1 May 2005, and was closed to new entrants in September 2009. Pension Builder is a defined benefit scheme based on the career average principle.

Northern Foods has reviewed the future cost of delivering benefits against a challenging background of social and economic changes in order to maintain competitiveness and long term success. This has resulted in approximately 300 of the senior management population moving from the Scheme and Pension Builder to a defined contribution scheme from 29 March 2009.

The most recent valuation of the Scheme for the purpose of the financial statements and the present value of defined benefit obligations was carried out at 3 April 2010 by an independent qualified actuary, PricewaterhouseCoopers LLP. The present value of the defined benefit obligation/asset, the related current service cost and past service cost was measured using the projected unit credit method. The principal assumptions used for the purpose of the actuarial valuation of the Scheme and Pension Builder are detailed below.

	Valuation date
	2010	2009
Rate of increase in salaries	3.7%	3.0%
Rate of increase to pensions in payment	3.2%	2.7%
Rate of increase to deferred pensions	3.5%	3.0%
Discount rate	5.7%	6.8%
Inflation assumption	3.5%	2.8%

Sensitivities

The mortality assumptions used are based on mortality experience of the Scheme and anticipated mortality experience. The assumptions are below the national average reflecting the socio-economic make up of the Scheme membership. For the valuation at 3 April 2010, the Company has adopted the medium cohort principle for the Scheme and Pension Builder (2008/09: medium cohort). If life expectancy is increased or decreased by one year, liabilities are estimated to increase or decrease by £25m respectively. The impact of a 0.1% increase or decrease in the discount rate would decrease or increase liabilities by £15m respectively. The impact of a 0.1% increase or decrease in the rate of increase to pensions would increase or decrease liabilities by c£8m respectively. The impact of a 0.1% increase or decrease in the inflation assumption would increase or decrease liabilities by c£10m respectively.

The life expectancy in years for a member aged 65 is as follows:

		Valuation date
		2010	2009
Current pensioner	– male	18.8	18.7
	– female	21.2	21.0
Future pensioner	– male	20.1	20.0
	– female	22.3	22.2

Notes to the Consolidated Financial Statements—(continued)

Post retirement medical benefit scheme

Until 31 March 1999, the Group operated a post retirement medical benefit scheme. The method of accounting, assumptions and the frequency of valuations are similar to those used for defined benefit pension schemes detailed on page 108. The main actuarial assumptions are the underlying medical cost inflation of 5.5% per annum (2008/09: 4.8%) and the discount rate of 5.7% per annum (2008/09: 6.8%).

If the assumed rate of underlying medical cost inflation increased or decreased by 1.0% per annum then the valuation of the liabilities is estimated to increase or decrease by approximately £0.3m (2008/09: £0.5m) respectively.

Amounts recognised in the income statement in respect of the Group’s defined benefit schemes and post employment medical benefit scheme are as follows:

	Defined benefit schemes		Post retirement medical benefit scheme		Total retirement benefit schemes
	53 weeks 2010 £m	52 weeks 2009 £m	53 weeks 2010 £m	52 weeks 2009 £m	53 weeks 2010 £m	52 weeks 2009 £m
Current service cost	1.6	6.2	—	—	1.6	6.2
Past service gain	—	—	(0.7)	—	(0.7)	—
Interest on obligation	46.7	45.0	0.2	0.3	46.9	45.3
Expected return on scheme assets	(41.7)	(53.8)	—	—	(41.7)	(53.8)
Curtailment gain	(0.4)	(1.2)	—	—	(0.4)	(1.2)

	6.2	(3.8)	(0.5)	0.3	5.7	(3.5)

The service cost for the period has been included within cost of sales £1.4m (2008/09: £5.4m), distribution costs £0.1m (2008/09: £0.3m) and administrative expenses £0.1m (2008/09: £0.5m). The interest on obligation and expected return on scheme assets is included within financing. Actuarial gains and losses have been reported in the Consolidated statement of comprehensive income.

The curtailment gain of £0.4m is the result of senior management moving out of the defined benefit schemes to a defined contribution scheme.

During the period a past service gain of £0.7m arose on the post retirement medical scheme when the excess payout towards costs was increased.

The amounts recognised in the Consolidated balance sheet in respect of the Group’s defined benefit schemes and post retirement medical benefit scheme are as follows:

	Defined benefit schemes		Post retirement medical benefit scheme		Total retirement benefit schemes
	2010 £m	2009 £m	2010 £m	2009 £m	2010 £m	2009 £m
Present value of obligations	(915.6)	(705.1)	(3.3)	(3.6)	(918.9)	(708.7)
Fair value of scheme assets	769.2	637.2	—	—	769.2	637.2

	(146.4)	(67.9)	(3.3)	(3.6)	(149.7)	(71.5)

Notes to the Consolidated Financial Statements—(continued)

38 Retirement benefit obligations continued

Movements in the present value of obligations are as follows:

	Defined benefit schemes		Post retirement medical benefit scheme		Total retirement benefit schemes
	2010 £m	2009 £m	2010 £m	2009 £m	2010 £m	2009 £m
At start of period	705.1	718.2	3.6	4.4	708.7	722.6
Employer share of benefits accruing*	4.7	6.2	—	—	4.7	6.2
Past service gain	—	—	(0.7)	—	(0.7)	—
Interest on obligation	46.7	45.0	0.2	0.3	46.9	45.3
Actuarial losses/(gains)	193.8	(36.1)	0.5	(0.8)	194.3	(36.9)
Curtailment gain	(0.4)	(1.2)	—	—	(0.4)	(1.2)
Contributions from scheme members	1.5	4.8	—	—	1.5	4.8
Benefits paid	(35.0)	(34.9)	(0.3)	(0.3)	(35.3)	(35.2)
Exchange differences	(0.8)	3.1	—	—	(0.8)	3.1

At end of period	915.6	705.1	3.3	3.6	918.9	708.7

*	Including notional contributions under pay exchange.

Movements in the fair value of scheme assets are as follows:

	Defined benefit schemes
	2010 £m	2009 £m
At start of period	637.2	784.2
Expected return on scheme assets	41.7	53.8
Actuarial gains/(losses)	112.9	(180.0)
Contributions from sponsoring companies	11.4	7.1
Contributions from scheme members	1.5	4.8
Benefits paid	(35.0)	(34.9)
Exchange differences	(0.5)	2.2

At end of period	769.2	637.2

Contributions from sponsoring companies of £11.4m include £5.2m employer contributions, £3.1m notional contributions under pay exchange, £1.4m in respect of future administrative expenses and £1.7m Pension Protection Fund (PPF) levy in respect of the defined benefit schemes. The expected return on scheme assets of £41.7m is net of the £1.7m PPF levy charge.

The Group expects to make employer contributions of approximately £5.0m to its defined benefit schemes in 2010/11. This is excluding notional contributions under pay exchange.

Notes to the Consolidated Financial Statements—(continued)

The fair value of scheme assets at the balance sheet date and the expected rate of return are analysed as follows:

	2010 £m	2009 £m	2010%	2009%
Defined benefit schemes
Equity	513.2	338.9	8.2	8.1
Bonds	8.4	284.5	5.7	6.8
Swap contracts/collateral pool	234.1	—	4.7	—
Other	13.5	13.8	0.5	0.5

	769.2	637.2

The expected return on individual classes of pension scheme assets are determined by reference to external indices and after taking advice from external advisers. The overall expected rate of return is the weighted average of the returns above, allowing for anticipated balances held in each asset class according to the Scheme’s investment strategy. The actual return on scheme assets was a gain of £154.6m (2008/09: loss of £126.2m).

Work has continued to reduce future funding volatility of the Scheme as the revised investment strategy, agreed in 2008/09, has been implemented.

The history of experience adjustments is as follows:

	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Defined benefit schemes
Present value of obligations	(915.6)	(705.1)	(718.2)	(805.4)	(813.0)
Fair value of scheme assets	769.2	637.2	784.2	801.5	727.8

Deficit in the scheme	(146.4)	(67.9)	66.0	(3.9)	(85.2)
Experience adjustments on scheme obligations:

Amount loss/(gain)	(4.4)	56.0	—	—	30.2
Percentage of scheme obligations	4.8%	7.9%	—	—	3.7%

Experience adjustments on scheme assets:
Amount (loss)/gain	112.9	(180.0)	(74.2)	(15.5)	99.6
Percentage of scheme obligations	14.7%	25.5%	9.5%	1.9%	13.7%

The cumulative effect of the experience adjustments on scheme liabilities as included in the Consolidated statement of comprehensive income is a gain of £30.9m (2008/09: gain of £26.5m).

The cumulative effect of the experience adjustments on scheme assets as included in the Consolidated statement of comprehensive income is a loss of £57.3m (2008/09: loss of £170.2m).

Defined contribution schemes

The Group operates a defined contribution scheme for qualifying employees, which was set up on 1 April 2009. The assets of the Scheme are held in administered funds separate from the finances of the Group.

The total cost charged to income of £2.0m (2008/09: nil) represents contributions payable to the scheme by the Group at rates specified in the rules of the plan. As of 3 April 2010, nil contributions due in respect of the current reporting period had not been paid over to the scheme (2008/09: nil).

Notes to the Consolidated Financial Statements—(continued)

39 Events after the balance sheet date

The Group established a new US$100m US private placement in May 2010, to provide long term funding. Half of the new facility is at a fixed rate and half is at a variable rate to spread the interest rate risk.

On 22 April 2010, the Group announced that following the conclusion of negotiations to seek commercially viable terms for the products supplied from the Ethnic Cuisine ready meals facility in Swansea, Northern Foods have reluctantly decided to terminate the existing supply base.

Consequently the Group has commenced consultation with employees on a proposal to cease production and close the site, in accordance with our strategy to continue with business only where terms generate an adequate return. If the closure happens, there would be a one off cash restructuring charge in 2010/11, estimated to be around £4.0m.

The Group has also proposed a final dividend outlined in note 13.

In May 2010 we announced the mothballing of our Naas 3 bakery facility to take out additional cost and focus production around our main Naas bakery facilities, which have secured incremental capacity. Our pizza manufacturing is now focused on our large scale facilities at Naas and Longford. The Group anticipates incurring a non cash restructuring charge of £5.0m and a cash restructuring charge of £2.0m in 2010/11 in relation to the mothballing.

All of the above are non adjusting post balance sheet events. There have been no other post balance sheet events.

40 Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Remuneration of key management personnel

The remuneration of the Board of directors, who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 ‘Related party disclosures’. Further information about the remuneration of individual directors is provided in the audited section of the Directors’ remuneration report.

	2010 £m	2009 £m
Salaries and other short term employee benefits	1.5	1.3
Post employment benefits	0.1	0.1
Compensation for loss of office	0.1	—
Share based payments	0.8	0.6

	2.5	2.0

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ANNEXURE III

CONSOLIDATED FINANCIAL STATEMENTS
OF THE
NORTHERN FOODS GROUP
FOR THE
52 WEEKS ENDED 28 MARCH 2009
(AUDITED)

[THIS PAGE INTENTIONALLY LEFT BLANK]

Independent auditors’ report to the members of
Northern Foods plc

We have audited the Group financial statements of Northern Foods plc for the 52 weeks ended 28 March 2009 which comprise the Consolidated income statement, the Consolidated balance sheet, the Consolidated cash flow statement, the reconciliation of net cash flow to movements in net debt, the Consolidated statement of recognised income and expense and the related notes 1 to 37.

These Group financial statements have been prepared under the accounting policies set out therein.

We have also audited the information in the Directors’ remuneration report that is described as having been audited.

We have reported separately on the parent company financial statements of Northern Foods plc for the 52 weeks ended 28 March 2009.

This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors’ responsibilities for preparing the Annual report, the Directors’ remuneration report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union are set out in the Statement of directors’ responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view, whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the part of the Directors’ remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors’ report is consistent with the Group financial statements.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.

We review whether the Corporate governance statement reflects the Company’s compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual report as described in the contents section and consider whether it is consistent with the audited Group financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any further information outside the Annual report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements and the part of the Directors’ remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements and the part of the Directors’ remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements and the part of the Directors’ remuneration report to be audited.

Opinion

In our opinion:

>

the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group’s affairs as at 28 March 2009 and of its profit for the 52 weeks then ended;

>	the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;

>	the part of the Directors’ remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985; and

>	the information given in the Directors report is consistent with the Group financial statements.

Deloitte LLP
Chartered Accountants and Registered Auditors
Leeds
27 May 2009

Consolidated income statement
for the 52 weeks ended 28 March 2009

	Notes	Before restructuring items 2009 £m	Restructuring items 2009 £m	Total 2009 £m	Before restructuring items 2008 £m	Restructuring items 2008 £m	Total 2008 £m
Revenue	3,4	975.2	—	975.2	931.9	—	931.9

Profit from operations	4,5,6,7	52.7	(35.4)	17.3	48.4	(4.7)	43.7
Finance income	3,9	54.2	—	54.2	59.2	—	59.2
Finance expense	9	(59.4)	—	(59.4)	(57.5)	—	(57.5)

Profit before taxation		47.5	(35.4)	12.1	50.1	(4.7)	45.4
Taxation		(6.6)	9.5	2.9	(11.7)	0.8	(10.9)
Movement on deferred tax due to change in legislation		(12.5)	—	(12.5)	—	—	—

Taxation	10	(19.1)	9.5	(9.6)	(11.7)	0.8	(10.9)

Profit for the period	4,29	28.4	(25.9)	2.5	38.4	(3.9)	34.5

All amounts in the current and prior periods relate to continuing activities.
The result for the period is all attributable to equity holders of the parent.
Earnings per share (pence)
Basic	12			0.54			7.08
Diluted	12			0.52			6.95

Consolidated balance sheet
as at 28 March 2009

	Notes	28 March 2009 £m	29 March 2008 £m
Non-current assets
Goodwill	13	57.1	54.8
Other intangible assets	14	3.9	4.6
Derivative financial instruments	25	26.6	—
Property, plant and equipment	15	301.6	320.0
Retirement benefit assets	35	—	71.5
Deferred taxation assets	27	17.1	—

		406.3	450.9

Current assets
Inventories	16	48.5	47.2
Trading investments	17	0.1	0.1
Trade and other receivables	19	120.0	111.3
Derivative financial instruments	25	1.1	—
Cash and cash equivalents	20	60.8	72.9

		230.5	231.5

Total assets		636.8	682.4

Current liabilities
Trade and other payables	21	(182.8)	(184.4)
Provisions	22	(3.6)	(2.3)
Current taxation liabilities		(22.0)	(26.0)
Bank loans and overdrafts	23	(9.9)	(0.3)

		(218.3)	(213.0)

Non-current liabilities
Revolving credit facility 2010	23, 24	(115.0)	(130.0)
Senior loan notes 2012–2017	23, 24	(162.0)	(131.6)
Derivative financial instruments	25	—	(4.1)
Retirement benefit obligations	35	(71.5)	(9.9)
Deferred taxation liabilities	27	(2.0)	(14.7)
Accruals and deferred income		(13.9)	(13.7)

		(364.4)	(304.0)

Total liabilities		(582.7)	(517.0)

Net assets		54.1	165.4

Equity
Share capital	28	128.6	128.6
Share premium account	29	65.1	65.1
Capital redemption reserve	29	23.6	23.6
Reserve for own shares	29	(50.5)	(39.5)
Employee share ownership trust reserve	29	(8.8)	(8.3)
Hedging and translation reserve	29	39.8	21.4
Other reserves	29	8.0	5.2
Accumulated deficit	29	(151.7)	(30.7)

Equity attributable to the equity holders of the parent		54.1	165.4

The financial statements were approved by the Board of directors and authorised for issue on 27 May 2009. They were signed on its behalf by:

S Barden Director 27 May 2009	A M Booker Director 27 May 2009

Consolidated cash flow statement
for the 52 weeks ended 28 March 2009

	Notes	2009 £m	2008 £m
Net cash from operating activities	30	54.1	32.5

Investing activities:
Interest received		0.4	1.3
Purchase of property, plant and equipment		(31.0)	(21.5)
Proceeds of sale of property, plant and equipment		—	4.4
Disposal of trading investments		—	4.8
Acquisitions of subsidiary and businesses (net of cash acquired, acquisition costs, working capital and debt adjusters)		—	(22.0)
Receipt of deferred consideration		—	6.7
Grants received		0.7	0.3

Net cash used in investing activities		(29.9)	(26.0)

Financing activities:
Dividends paid	11	(20.7)	(21.0)
(Decrease)/increase in amounts drawn on Revolving credit facility 2010	23	(15.0)	45.0
Purchase of treasury shares	29	(11.0)	(5.3)
Purchase of shares for Employee share ownership trust	29	(0.5)	(4.1)

Net cash (used in)/from financing activities		(47.2)	14.6

Net (decrease)/increase in cash and cash equivalents		(23.0)	21.1

Net cash and cash equivalents:
At start of period		72.6	47.9
Effect of foreign exchange rates		1.3	3.6

Cash and cash equivalents at end of period		50.9	72.6

Cash and cash equivalents comprise:
Cash and cash equivalents		60.8	72.9
Bank loans, overdrafts and loan notes due within one year		(9.9)	(0.3)

		50.9	72.6

Financial statements
Reconciliation of net cash flow to movements in net debt
for the 52 weeks ended 28 March 2009

	Notes	2009 £m	2008 £m
Net (decrease)/increase in cash and cash equivalents		(23.0)	21.1
Decrease in trading investments	17	—	(4.8)
Decrease/(increase) in amounts drawn on Revolving credit facility 2010	23	15.0	(45.0)
Decrease/(increase) in finance leases	33	0.3	(0.8)

		(7.7)	(29.5)
Effect of foreign exchange rates		1.3	3.6
Other movements		(0.1)	(0.1)

Movements in net debt in period		(6.5)	(26.0)
Net debt at start of period		(200.2)	(174.2)

Net debt at end of period	26	(206.7)	(200.2)

Consolidated statement of recognised income and expense
for the 52 weeks ended 28 March 2009

	Notes	2009 £m	2008 £m
Currency translation differences on overseas investments	29	16.9	13.0
Actuarial (losses)/gains on defined benefit pension schemes	29, 35	(143.1)	35.3
Taxation on actuarial (losses)/gains taken directly to equity	27, 29	40.1	(12.8)
Fair value movement on cash flow hedge	29	34.0	2.4
Transfer to profit and loss on cash flow hedge	29	(32.5)	1.1

Net income recognised directly in equity		(84.6)	39.0
Profit for the period from operations		2.5	34.5

Total recognised income for the period		(82.1)	73.5

Total recognised income and expense for the period is all attributable to equity holders of the parent.

Notes to the consolidated financial statements

1 General information

Northern Foods plc (Northern Foods) is a company incorporated in the United Kingdom under the Companies Act 1985. The address of the registered office is included within the Company information section (page 114). The nature of the Group’s operations and its principal activities are set out in the segmental reporting note and in the Performance review.

The financial statements are presented in pounds Sterling because that is the currency of the primary economic environment in which the Group operates. Overseas operations are included in accordance with the accounting policies.

2 Significant accounting policies

Basis of accounting

The financial statements have been prepared in accordance with IFRS. These financial statements have also been prepared in accordance with IFRS adopted by the European Union (EU) and therefore the Group financial statements comply with Article 4 of the EU IAS Regulation.

The financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments. Further information is included in the derivative financial instruments and hedge accounting section on pages 83 to 87.

Northern Foods’ management considers the following to be the most important accounting policies for the Group. In applying these accounting policies, management makes certain judgements and estimates that affect the reported amounts of assets and liabilities at the period end date and the reported revenues and expenses during the financial year. The financial statements have been prepared in accordance with the Group’s accounting policies described below.

Key accounting judgements and sources of estimation uncertainty

The key accounting judgements and sources of estimation uncertainty with a significant risk of causing a material adjustment to assets and liabilities in the next 12 months include the following:

Pensions—movements in equity markets, interest rates, inflation and life expectancy could materially affect the level of surpluses and deficits in the pension schemes. The key assumptions used to value pension assets and liabilities are set out in note 35 Retirement benefit obligations;

Tax—the Group carries out tax planning consistent with a group of its size, and makes appropriate provision, based on best estimates, until tax computations are agreed with the taxation authorities;

Useful economic life estimates–the Group reviews the useful economic lives attributed to assets on an ongoing basis to ensure they are appropriate. Changes in economic life could impact the carrying value and charges to the income statement in future periods;

Provisions—using information available at the balance sheet date, the directors make judgements based on experience on the level of provision required. Further information received after the balance sheet date may impact the level of provision required;

Share based payments—in accordance with IFRS 2 ‘Share-based payments’, share options and other share awards are measured at fair value at the date of grant. The fair value determined is then expensed in the income statement on a straight line basis over the vesting period, with a corresponding increase in equity. The fair value of the options and other share awards are measured using the Black-Scholes and Monte Carlo option pricing models. The valuation of these share based payments requires several judgements to be made in respect of the number of options that are expected to be exercised including behavioural considerations, exercise restrictions and historical volatility in the share price. Details of the assumptions made in respect of each of the share based payment schemes are disclosed in note 34 Equity settled share based payments. Changes in these assumptions could lead to changes in the income statement expense in future periods;

Impairment—the Group reviews the carrying value of goodwill and fixed assets and other intangibles, including acquisition intangibles. The Group has impaired certain asset values on a fair value less costs to sell basis, using past experience and external sources of information. Future changes in performance or disposals could impact this value. Management’s assumptions for testing the carrying value of goodwill are included within note 13.

Going concern

In determining whether the Group’s annual consolidated financial statements can be prepared on a going concern basis, the directors considered the Group’s business activities, together with the factors likely to affect its future development, performance and position. These statements are set out in the Performance review. The review also includes the financial position of the Group, its cash flows, liquidity position and borrowing facilities. The key factors considered by the directors were as follows:

>

the implications of the challenging economic environment and future uncertainties on the Group’s revenues and profits. The Group undertakes forecasts and projections of trading and cash flows on a regular basis. This allows the Group to target performance and identify areas of focus for management;

>	the impact of the competitive environment within which the Group’s businesses operate;

>	the potential actions which could be taken in the event that revenues are worse than expected, to ensure that operating profit and cash flows are protected;

>

the Group has access to overdraft facilities and a committed bank facility to meet day-to-day working capital requirements. Following the refinancing of the bank facility in March 2009, the Group has committed bank facilities to July 2012. In April 2009, the existing facility was reduced from £460.0m at March 2009 to £305.0m. The facility will reduce to £250.0m from July 2010.

As at the date of this report, the directors have a reasonable expectation that the Company and Group have adequate resources to continue in business for the foreseeable future. Accordingly, the Annual report and financial statements for the 52 weeks ended 28 March 2009 have been prepared on the going concern basis.

2 Significant accounting policies continued

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 28 March 2009, together known as the Group. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

The results of subsidiaries and businesses acquired or disposed of during the period from the effective date of acquisition, or up to the effective date of disposal are included in the Group’s results, as appropriate.

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary, or trade and assets of businesses acquired, are measured at their fair value. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to the Consolidated income statement during the period of any acquisition.

Where necessary, adjustments are made to the financial statements of subsidiaries and businesses acquired to bring the accounting policies used into line with those used by the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Business combinations

The acquisition of subsidiaries and businesses acquired are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 ‘Business combinations’ are recognised at their fair value at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 ‘Non Current Assets Held for Sale and Discontinued Operations’, which are recognised and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in the income statement as a profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, Value Added Tax (VAT) and other sales related taxes.

(a) Sales of goods

Sales of goods are recognised when goods are delivered and title has passed.

(b) Finance income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

Finance income includes the expected return on pension scheme assets.

Foreign currencies

(a) Functional and presentation currency

The individual financial statements of each Group company are presented in the currency of the primary economic environment in which it operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each Group company are expressed in pounds Sterling, which is the functional currency of the Company, and the presentation currency for the consolidated financial statements.

(b) Transactions and balances

In preparing the financial statements of the individual companies, transactions in currencies other than pounds Sterling are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items are included in the income statement for the period.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

(c) Group companies

On consolidation, the assets and liabilities of the Group’s overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group’s translation reserve. Such translation differences are recognised as income or an expense in the period in which the operation is disposed of.

Leases

Leases are classified as finance leases whenever the terms of the lease involve the substantial transfer of the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Notes to the consolidated financial statements continued

2 Significant accounting policies continued

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

Rentals payable under operating leases are charged to income on a straight line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight line basis over the lease term.

Taxation

The tax expense represents the sum of the current tax payable and deferred tax.

The current tax payable is based on the taxable profit or loss for the period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences arise from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered.

Deferred tax is calculated at the tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited to the income statement, except where it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, and when they relate to income taxes levied by the same taxation authority, and the Group intends to settle its current tax assets and liabilities on a net basis.

Property, plant and equipment

Property, plant and equipment held for use in the production or supply of goods, or for administrative purposes is stated in the balance sheet at historical cost or deemed cost, less depreciation. Historical cost includes the expenditure that is directly attributable to the acquisition of the items. Deemed cost includes surpluses arising on the revaluation of certain properties to their fair values prior to the date of transition to IFRS. Land is not depreciated.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Assets in the course of construction are carried at cost less any recognised impairment loss. Cost includes professional fees which are capitalised in accordance with the Group’s accounting policy. Depreciation of these assets commences when the assets are ready for their intended use.

Depreciation is charged so as to write off the cost or valuation of assets over their estimated useful lives, using the straight line method, on the following basis:

Property	20–50 years
	(or over the remaining life of the lease if shorter	)
Plant and equipment	5–15 years
Motor vehicles	4–10 years

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Intangible assets

(a) Goodwill

Goodwill arising on consolidation represents the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition.

Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill which is recognised as an asset is reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

2 Significant accounting policies continued

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK Generally Accepted Accounting Principles (GAAP) amount subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

(b) Computer software

Computer software that is not integral to an item of property, plant or equipment is classified as an intangible asset and is held on the balance sheet at cost net of amortisation and any provision for impairment. These costs are amortised over their estimated useful lives of ten years.

(c) Customer relationships

Customer relationships are included at fair value at the date of acquisition and are held on the balance sheet at cost net of amortisation and any provision for impairment. These costs are amortised over their estimated useful lives of ten years.

Impairment of tangible and intangible assets excluding goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash generating unit (CGU) to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money, and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or CGU in prior years. A reversal of an impairment loss is recognised as income immediately.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred bringing the inventories to their present location and condition. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Retirement benefit costs

(a) Pension obligations/assets

The Group operates a number of defined benefit schemes for qualifying employees, principally the Northern Foods Pension Scheme (‘the Scheme’) and Northern Foods Pension Builder (‘Pension Builder’) in the United Kingdom and the Green Isle Foods Group Retirement and Death Benefit Plan (‘the Plan’) in the Republic of Ireland. A defined benefit scheme is one where the amount of pension benefit an employee will receive on retirement is dependent on age, years of service and compensation.

For defined benefit schemes, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations for the purpose of the financial statements being carried out at each balance sheet date. Actuarial gains and losses are recognised in full in the period in which they occur. They are recognised outside the income statement and are presented in the statement of recognised income and expense.

The retirement benefit obligation/asset recognised in the balance sheet represents the present value of the defined benefit obligation/asset as adjusted for unrecognised past service costs, and net of the fair value of the scheme assets. Any asset resulting from this calculation is limited to the past service cost plus the present value of the available refunds and reductions in future contributions. The Group has considered the impact of IFRIC 14. The rules of the Scheme give the Company an unconditional right to a refund of the current residual surplus and as such there is no restriction to the level of surplus that can be recognised in the balance sheet.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight line basis over the average period until the benefits vest.

Current service cost is recognised within profit from operations in the income statement.

The expected return on scheme assets and the interest on pension scheme liabilities are recognised in finance income and finance expense respectively.

(b) Post retirement healthcare

The Group provides post retirement healthcare benefits to eligible retired employees. An employee is eligible if granted the benefit and if retirement occurred on or before 31 March 1999. Employees who were granted the benefit, but retired after 31 March 1999, will not receive this benefit in retirement. Post 31 March 1999, the benefit was not granted to any employees.

The expected cost of this benefit has been computed using an accounting methodology similar to that for defined benefit pension schemes. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are recognised in full in the period in which they occur.

They are recognised outside the income statement and presented in the statement of recognised income and expense. These obligations are valued annually for the purpose of the financial statements by independent qualified actuaries.

Notes to the consolidated financial statements continued

2 Significant accounting policies continued

Financial instruments

Financial assets and financial liabilities are recognised in the Group’s balance sheet when the Group becomes a party to the contractual provisions of the financial instrument.

Financial assets

Trading investments are classed as held for trading. Any gains and losses arising from the change in fair value are recognised in the income statement for the period.

Financial assets held by the Company are classified as held for trading or loans and receivables at amortised cost. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Loans and receivables

Trade receivables, loans, other receivables and cash and cash equivalents that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables at amortised cost. Loans and receivables are measured at amortised cost using the effective interest method, less any impairment. Interest income is recognised by applying the effective interest rate, except for short term receivables when the recognition of interest would be immaterial.

Impairment of financial assets

Financial assets are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognised in the income statement.

If in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed through the income statement to the extent that the carrying amount of the investment at the date the impairment is reversed and does not exceed what the amortised cost would have been had the impairment not been recognised.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, deposits held at call with banks and other short term, highly liquid, investments with original maturities of three months or less.

Bank overdrafts are shown within borrowing in current liabilities on the balance sheet.

Derecognition of financial assets

The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire; or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

Financial liabilities

Financial liabilities held by the Group are classified as financial liabilities measured at amortised cost, financial liabilities held at amortised cost in a cash flow hedging relationship, and derivatives that are designated and effective as hedging instruments carried at fair value.

Financial liabilities measured at amortised cost are initially measured at fair value, net of transaction costs, and subsequently measured at amortised cost using the effective interest method. Interest expense is recognised on an effective yield basis. The effective interest method is used to calculate the amortised cost of a financial liability by allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability.

Bank borrowings

Interest bearing bank loans and overdrafts are classified as other financial liabilities at amortised cost. They are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis in the income statement using the effective interest rate method. They are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Derecognition of financial liabilities

The Group derecognises financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire.

Derivative financial instruments and hedge accounting

The Group’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Group uses foreign exchange forward contracts and interest rate swap contracts to hedge some of these exposures. The Group does not use derivative financial instruments for speculative purposes.

The use of financial derivatives is governed by the Group’s policies approved by the Board of directors, which provide written principles on the use of financial derivatives. Further information on currency and interest rate management is provided in note 25 Financial instruments.

Changes in the fair value of derivative financial instruments that are designated and effective as hedging instruments are recognised directly in equity. The ineffective portion is recognised immediately in the income statement. If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had been previously recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

2 Significant accounting policies continued

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedging transaction is no longer expected to occur, the net cumulative gain or loss that was recognised in equity is recognised immediately in profit or loss for the period.

Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at their present value and at the directors’ best estimate of the expenditure required to settle the obligation at the balance sheet date.

Share based payments

The Group has applied the requirements of IFRS 2 ‘Share-based payments’. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested at 1 January 2005.

The Group issues equity settled share based payments to certain employees in addition to issuing an HM Revenue & Customs approved Savings-related share option scheme for all employees. Equity settled share based payments are measured at fair value (excluding the effect of non-market based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity settled share based payments is expensed on a straight line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest and adjusted for the effect of non-market based vesting conditions.

Fair value is measured by use of the Black-Scholes and Monte Carlo models. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

Government grants

Government grants in respect of capital expenditure are credited to deferred income and are released to the income statement over the expected useful lives of the relevant assets by equal annual instalments. Grants of a revenue nature are credited to the income statement so as to match them with the expenditure to which they relate.

Research and development

Research and development costs comprise all directly attributable costs necessary to create and produce new products which are both brand new in design and those being modified. Costs classified as research and development include raw materials, labour costs, artwork origination and market research directly attributable to developing the product.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Dividends

Dividend distributions to the Company’s shareholders are recognised in the Group and Company financial statements as follows:

>	Final dividend: when approved by the Company’s shareholders at the Annual general meeting;

>	Interim dividend: when paid by the Company.

Accounting standards in issue but not yet effective

At the date of approval of these financial statements, the following standards and interpretations, considered relevant to the Group, were in issue but not yet effective and have not been applied in these financial statements:

>	amendments to IFRS 2 ‘Share based payments’

>	IFRS 3 (revised) ‘Business combinations’

>	IFRS 7 (revised) ‘Financial instruments: disclosures’

>	IFRS 8 ‘Operating Segments’

>	IAS 1 (revised) ‘Presentation of financial statements’

>	IAS 7 (revised) ‘Statement of cash flows’

>	IAS 16 (revised) ‘Property, plant and equipment’

>	IAS 17 (revised) ‘Leases’

>	IAS 19 (revised) ‘Employee benefits’

>	IAS 20 (revised) ‘Government grants’

>	IAS 23 (revised) ‘Borrowing costs’

>	IAS 27 (revised) ‘Consolidated and separate financial statements’

>	IAS 36 (revised) ‘Impairment of assets’

>	IAS 38 (revised) ‘Intangible assets’

>	IAS 39 (revised) ‘Financial instruments: recognition and measurement’

The directors anticipate that the adoption of these standards and interpretations in future periods will not have an expected material impact on the financial statements of the Group.

Notes to the consolidated financial statements continued

2 Significant accounting policies continued

Non-GAAP measures

Definitions of non-GAAP measures used by Northern Foods are shown below:

(a) Net debt

Net debt is not a defined term under IFRS and may not therefore be comparable with other similarly titled non-IFRS debt measures reported by other companies. Net debt is defined as total borrowings (including both short term and long term bank loans, bonds, loan notes and finance leases) less cash and cash equivalents and short term investments. Net debt will also include the proportion of the fair value of the currency swaps hedging the balance sheet value of the Group’s US Dollar denominated loan notes. The Group adopts this measure because it is used in calculating the banking covenants. It is also the measure used for internal debt analysis. In addition, the net debt balance provides an indication of the net borrowings on which the Company is required to pay interest. For further information see note 26 Analysis of net debt.

(b) Underlying revenue

Underlying revenue excludes the impact of currency rate changes, product categories no longer manufactured, acquisitions and discontinued operations including Fenland.

(c) Restructuring items

Items which relate to significant restructuring are presented as a separate column within their relevant Consolidated income statement category. Presentation of these items in a separate column helps to provide a better indication of the Group’s underlying business performance. Restructuring items include costs or income associated with the restructuring of businesses and gains or losses on the disposal or closure of businesses.

(d) Free cash flow

Free cash flow is net cash from operating activities, adjusted for special pension contributions, less net capital expenditure, plus interest received. Net capital expenditure is purchase of property, plant and equipment (PPE) less grants received and proceeds from sale of PPE.

(e) Net working capital

Net working capital is defined as inventories plus trade and other receivables less trade and other payables.

(f) Adjusted earnings per share

Adjusted earnings per share is basic earnings per share before restructuring items, movement on deferred tax due to change in legislation and one off release of prior year tax liability.

(g) Profit from operations

Profit from operations is earnings stated before finance income and expense and taxes. Further information is provided within note 5 Analysis of consolidated income statement.

(h) EBITDA

EBITDA is earnings before interest, tax, depreciation and amortisation. It is calculated as profit from operations plus depreciation and amortisation, all measured before restructuring items.

(i) Underlying profit before taxation

Underlying profit before taxation is profit before restructuring items and net pensions financing. This is reconciled to profit before taxation* in note 4.

(j) Underlying earnings per share

Underlying earnings per share is before restructuring items, movement on deferred tax due to change in legislation, one off release of prior year tax liability and net pensions financing. This is reconciled to earnings per share in note 12.

3 Revenue

The analysis of the Group’s revenue is as follows:

Continuing operations:	2009 £m	2008 £m
Sale of goods	975.2	931.9

Revenue	975.2	931.9
Finance income	54.2	59.2
Other operating income	1.4	0.9

Total	1,030.8	992.0

4 Segmental reporting

Business segments

For management purposes the Group is organised into three operating divisions; Chilled, Frozen and Bakery. These divisions are the basis on which the Group reports its primary segment information. The operating divisions are as follows:

Division	Major product category
Chilled	Ready Meals, Sandwiches & Salads
Frozen	Pizza, Fish & Vegetables, Pastry, Meat & Meat-free products
Bakery	Biscuits, Puddings

Segment information

The segment information is as follows:

	Chilled		Frozen		Bakery		Total
	2009 £m	2008 £m	2009 £m	2008 £m	2009 £m	2008 £m	2009 £m	2008 £m
Revenue	486.8	481.5	272.4	245.4	216.0	205.0	975.2	931.9
Less revenue from acquisitions	(15.0)	—	(5.2)	—	—	—	(20.2)	—
Product categories no longer manufactured	(18.8)	(52.6)	—	—	—	—	(18.8)	(52.6)
Foreign exchange	—	—	(12.6)	—	—	—	(12.6)	—

Underlying revenue	453.0	428.9	254.6	245.4	216.0	205.0	923.6	879.3

Underlying revenue allows comparability between the current and prior periods. Underlying revenue excludes the impact of currency rate changes, product categories no longer manufactured, acquisitions and discontinued operations including Fenland.

Underlying revenue has been adjusted to exclude revenue earned in the current period from acquisitions which corresponds to the period in the prior year when the acquired operations were not part of the Group.

Notes to the consolidated financial statements continued

4 Segmental reporting continued

	External revenue		Profit from operations*
	2009 £m	2008 £m	2009 £m	2008 £m
Chilled	486.8	481.5	22.9	22.1
Frozen	272.4	245.4	9.3	11.4
Bakery	216.0	205.0	20.5	14.9

	975.2	931.9	52.7	48.4
Net finance (costs)/income*			(5.2)	1.7

Profit before taxation*			47.5	50.1
Taxation*			(19.1)	(11.7)

Profit for the period*			28.4	38.4

A reconciliation of profit before taxation* to underlying profit before tax* is shown below:
Profit before taxation*			47.5	50.1
Net pensions financing credit			(8.5)	(15.7)

Underlying profit before tax*			39.0	34.4

*	Before restructuring items

Restructuring items from operations of £35.4m (2007/08: £4.7m) comprised Chilled £30.2m (2007/08: £1.3m), Frozen £2.7m (2007/08: £2.9m) and Bakery £2.5m (2007/08: £0.5m).

Intersegmental sales were charged at prevailing market prices and were immaterial for both the current and prior periods.

Profit from operations after restructuring items was: Chilled £7.3m loss (2007/08: £20.8m profit), Frozen £6.6m (2007/08: £8.5m) and Bakery £18.0m (2007/08: £14.4m).

Assets/(liabilities)	2009			2008
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Chilled	229.1	(74.0)	155.1	260.8	(76.8)	184.0
Frozen	194.2	(67.6)	126.6	176.1	(59.0)	117.1
Bakery	103.7	(36.5)	67.2	99.8	(35.0)	64.8

Operating assets/(liabilities)	527.0	(178.1)	348.9	536.7	(170.8)	365.9

Unallocated corporate assets:
Cash at bank and in hand	60.8	—	60.8	72.9	—	72.9
Trading investments	0.1	—	0.1	0.1	—	0.1
Corporate other receivables	4.1	—	4.1	1.2	—	1.2
Retirement benefit assets	—	—	—	71.5	—	71.5
Deferred tax assets	17.1	—	17.1	—	—	—
Derivative financial instruments	27.7	—	27.7	—	—	—
Unallocated corporate liabilities:
Total borrowings	—	(286.9)	(286.9)	—	(261.9)	(261.9)
Derivative financial instruments	—	—	—	—	(4.1)	(4.1)
Retirement benefit obligations	—	(71.5)	(71.5)	—	(9.9)	(9.9)
Deferred tax liabilities	—	(2.0)	(2.0)	—	(14.7)	(14.7)
Current tax liabilities	—	(22.0)	(22.0)	—	(26.0)	(26.0)
Corporate other payables	—	(22.2)	(22.2)	—	(29.6)	(29.6)

Total assets/(liabilities)	636.8	(582.7)	54.1	682.4	(517.0)	165.4

4 Segmental reporting continued

Other information–2009	Chilled £m	Frozen £m	Bakery £m	Group £m
Capital additions	15.1	6.6	8.7	30.4
Depreciation	16.9	13.7	8.0	38.6
Amortisation of other intangible assets	0.4	0.2	0.1	0.7
Impairment of property, plant and equipment	24.0	—	—	24.0

Other information–2008	Chilled £m	Frozen £m	Bakery £m	Group £m
Capital additions	11.2	2.9	5.2	19.3
Depreciation	19.7	12.4	9.0	41.1
Amortisation of other intangible assets	0.3	0.2	0.1	0.6
Impairment of property, plant and equipment	0.9	0.3	0.3	1.5

Geographical segments

The Group operates in two main geographical areas; the United Kingdom and the Republic of Ireland. The Chilled and Bakery divisions operate in the United Kingdom while the Frozen division operates in both the United Kingdom and the Republic of Ireland. The following table provides an analysis of the Group’s sales by geographical market, irrespective of the origin of the goods/services:

	Revenue
	2009 £	2008 £
United Kingdom	892.1	858.1
Other	83.1	73.8

	975.2	931.9

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by geographical area in which the assets are located:

	Segment assets		Additions to property, plant and equipment and intangible assets
	2009 £m	2008 £m	2009 £m	2008 £m
United Kingdom	458.1	529.8	24.6	17.1
Republic of Ireland	178.7	152.6	5.8	2.2

	636.8	682.4	30.4	19.3

5 Analysis of consolidated income statement

	Before restructuring items 2009 £m	Restructuring items 2009 £m	Total 2009 £m	Before restructuring items 2008 £m	Restructuring items 2008 £m	Total 2008 £m
Continuing operations:
Revenue	975.2	—	975.2	931.9	—	931.9
Cost of sales	(769.8)	(31.3)	(801.1)	(736.0)	(2.5)	(738.5)

Gross profit	205.4	(31.3)	174.1	195.9	(2.5)	193.4
Distribution costs	(65.0)	(0.2)	(65.2)	(65.2)	—	(65.2)
Administrative expenses	(89.1)	(3.9)	(93.0)	(83.2)	(2.2)	(85.4)
Other operating income	1.4	—	1.4	0.9	—	0.9

Profit from operations	52.7	(35.4)	17.3	48.4	(4.7)	43.7

Notes to the consolidated financial statements continued

6 Restructuring items

	2009 £m	2008 £m
Restructuring items from operations	(35.4)	(4.7)
Taxation	9.5	0.8

Total	(25.9)	(3.9)

Restructuring items of £35.4m comprised: £22.9m relating to the impact of mothballing the Fenland ready meals facility, with an £18.1m non-cash asset impairment, a £0.4m curtailment gain and a £5.2m cash rationalisation cost. Other costs relate to asset impairments of £5.9m in relation to the Hull site, and other rationalisation charges totalling £6.6m across the Chilled, Bakery and Frozen divisions will help drive future profitability improvement.

Items which relate to significant restructuring events are presented as a separate column within their relevant Consolidated income statement category. Presentation of these items in a separate column helps to provide a better indication of the Group’s underlying business performance. Restructuring items include costs or income associated with the restructuring of businesses and gains or losses on the disposal or closure of businesses.

7 Profit from operations

Profit from operations after restructuring items has been arrived at after charging/(crediting) the items below:

	2009 £m	2008 £m
Net foreign exchange losses	0.9	1.7
Research and development costs (principally new product development)	8.0	9.5
Depreciation of property, plant and equipment	38.6	41.1
Impairment of property, plant and equipment	24.0	1.5
Amortisation of other intangibles	0.7	0.6
Staff costs (note 8)	216.8	218.5
Auditors’ remuneration for audit services	0.3	0.2
Government grants	(1.6)	(1.1)
Cost of inventories recognised as expense	766.7	731.8
Write down of inventories recognised as an expense	3.1	4.2
Loss on disposal of property, plant and equipment	0.1	0.3
Impairment loss recognised on trade receivables	2.2	1.0
Reversal of impairment losses recognised on trade receivables	(0.1)	(0.3)
Operating lease charges—Plant and machinery	2.2	2.7
Operating lease charges—Land and buildings	0.8	2.2

A more detailed analysis of auditors’ remuneration is provided below:

	2009 Deloitte LLP £’000	2008 Deloitte LLP £’000
Audit services
Fees payable to the Company’s auditors for the audit of the Group’s Annual report	85	80
Fees payable to the Company’s auditors and their associates for the audit of the Company’s subsidiaries pursuant to legislation	173	163

	258	243

Other services
Other services supplied pursuant to legislation—Half year review	38	37
Other services—Accounting advice	—	30
Other	—	20

	38	87

Tax services
Advisory services	142	119
Compliance	139	143

	281	262

Total	577	592

Deloitte LLP were appointed sole Group auditors for both the current and prior periods.

8 Staff costs

The average monthly number of employees (including executive directors) was:

	2009 number	2008 number
Continuing operations:
Production	8,399	9,281
Distribution	565	544
Administration	926	942

	9,890	10,767

Aggregate remuneration comprised:

	2009 £m	2008 £m
Continuing operations:
Wages and salaries	203.2	207.1
Social security costs	17.4	17.6
Other pension income	(3.8)	(6.2)

	216.8	218.5

In addition to the staff costs disclosed above, redundancy costs of £7.3m (2007/08: £1.0m) were charged to restructuring.

9 Net finance (expense)/income

	2009 £m	2008 £m
Finance income:
Loans and receivables at amortised cost:
Bank interest receivable	0.3	0.8
Other interest receivable	0.1	0.2
Expected return on pension scheme assets	53.8	58.2

	54.2	59.2

Finance expense:
Financial liability held at amortised cost in a cash flow hedging relationship:
Interest on Senior loan notes 2012–2017	(7.8)	(7.8)
Other financial liabilities at amortised cost:
Interest on bank overdrafts and loans	(6.1)	(7.2)
Other interest payables	(0.2)	—
Interest on pension scheme liabilities	(45.3)	(42.5)

	(59.4)	(57.5)

Net finance (expense)/income	(5.2)	1.7

Notes to the consolidated financial statements continued

10 Taxation

	2009 £m	2008 £m
Current taxation:
UK corporation tax	1.8	(0.4)
Overseas tax	2.0	1.2
Tax on restructuring items—UK	(4.2)	—
Tax on restructuring items—overseas	(0.2)	(0.2)

	(0.6)	0.6

Deferred taxation:
UK deferred tax	3.2	11.2
Overseas tax	(0.4)	(0.3)
Movement on deferred tax due to change in legislation	12.5	—
Tax on restructuring items—UK	(5.1)	(0.6)

	10.2	10.3

Tax charge for the period	9.6	10.9

The movement on deferred tax due to the change in legislation arose from the amendments to the industrial buildings allowance regime which were substantively enacted in the Finance Act 2008.

UK corporation tax is calculated at 28.0% (2007/08: 30.0%) of the estimated assessable profit or loss for the period. Overseas tax is taxation on profits made in the Republic of Ireland which is calculated at 12.5% (2007/08: 12.5%).

A deferred tax credit of £0.3m (2007/08: £0.1m charge) was taken to equity relating to equity settled incentive schemes.

A deferred tax credit of £40.1m (2007/08: £12.8m charge) was taken to equity relating to the actuarial gains and losses on the retirement benefit assets and obligations.

The charge for the year can be reconciled to the profit as per the Consolidated income statement as follows:

	2009 £m	2009%	2008 £m	2008%
Profit before taxation	12.1	100.0	45.4	100.0

Taxation at the UK corporation tax rate of 28.0% (2007/08: 30.0%)	3.4	28.0	13.6	30.0
Effect of lower overseas tax rates	(1.7)	(14.0)	(1.9)	(4.2)
Adjustment to tax charge in respect of prior periods:
Corporation tax	(4.7)	(38.8)	(0.7)	(1.5)
Deferred tax	(1.4)	(11.6)	2.1	4.6
Change in UK tax legislation	12.5	103.3	—	—
Change in UK taxation rate from 30.0% to 28.0%	—	—	(2.8)	(6.2)
Expenses not deductible in determining taxable profit and other items	1.5	12.4	0.6	1.3

Tax charge and effective tax rate for the period	9.6	79.3	10.9	24.0

The adjustments in respect of prior periods relate to the finalisation of previous years’ tax computations and a switch from current to deferred tax with respect to capital allowance disclaimers.

11 Dividends

Equity dividends on ordinary shares	2009 £m	2008 £m
Amounts recognised in the period:
Final dividend for the 52 weeks ended 29 March 2008 of 2.95p (2006/07: 2.75p) per share	13.6	13.4
Interim dividend for the 52 weeks ended 28 March 2009 of 1.55p (2007/08: 1.55p) per share	7.1	7.6

Proposed final dividend for the 52 weeks ended 28 March 2009 of 2.95p (2007/08: 2.95p) per share	20.7	21.0

	13.6	14.2

The proposed final dividend is subject to approval by shareholders at the Annual general meeting and accordingly has not been included as a liability in these financial statements.

12 Earnings per share

Earnings and earnings per share	Earnings 2009 £m	Basic earnings per share 2009 pence	Diluted earnings per share 2009 pence	Earnings 2008 £m	Basic earnings per share 2008 pence	Diluted earnings per share 2008 pence
Earnings used for calculation of earnings per share	2.5	0.54	0.52	34.5	7.08	6.95
Restructuring items	25.9	5.55	5.40	3.9	0.80	0.79
Movement on deferred tax due to change in legislation	12.5	2.68	2.61	—	—	—
One off release of prior year tax liability	(4.7)	(1.01)	(0.98)	—	—	—

Adjusted earnings per share*	36.2	7.76	7.55	38.4	7.88	7.74
Net pensions financing credit net of tax	(6.1)	(1.31)	(1.27)	(11.0)	(2.26)	(2.22)

Underlying earnings per share**	30.1	6.45	6.28	27.4	5.62	5.52

Number of shares	2009 number (m)	2008 number (m)
Weighted average number of shares	514.2	514.2
Own shares held	(41.2)	(22.5)
Shares held in Employee share ownership trust (ESOT)	(6.2)	(4.3)

Weighted average number of shares used for calculation of basic earnings per share and earnings per share before restructuring items	466.8	487.4
Savings-related share options	—	0.8
Executive share options	—	0.7
Long term incentive plan	0.4	0.7
Deferred share bonus plan	2.8	3.4
Matching share award	1.0	0.9
Performance share plan	8.3	2.4

Weighted average number of shares used for calculation of diluted earnings per share and diluted earnings per share before restructuring items	479.3	496.3

*	Adjusted earnings per share is basic earnings per share before restructuring items, movement on deferred tax due to change in legislation and one off release of prior year tax liability

**	Underlying earnings per share is before restructuring items, movement on deferred tax due to change in legislation, one off release of prior year tax liability and net pensions financing

Notes to the consolidated financial statements continued

13 Goodwill

£m
Cost:
At start of prior period	49.8

Acquisitions	7.9
Exchange movements	2.4

At end of prior period	60.1

At start of period	60.1
Exchange movements	3.1

At end of period	63.2

Accumulated impairment losses:
At start of prior period	4.8
Exchange movements	0.5

At end of prior period	5.3

At start of period	5.3
Exchange movements	0.8

At end of period	6.1

Carrying amount:
At end of period	57.1

At start of period	54.8

Goodwill acquired in a business combination is allocated, at acquisition, to the Group’s cash generating units (CGUs) that are expected to benefit from that business combination. The CGUs have been defined as the operating business to which the goodwill relates. The carrying amount of goodwill has been allocated as follows:

	2009 £m	2008 £m
Solway Foods	30.1	30.1
Ethnic Cuisine	5.1	5.1
Green Isle	20.1	17.8
Convenience Foods	1.8	1.8

	57.1	54.8

Impairment tests for goodwill

The Group tests for impairment of goodwill at least annually.

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates, gross margin and expected changes to selling prices and direct costs during the period. The key assumptions are based on past experience which has been adjusted for expected changes in future conditions.

The Group prepares cash flow forecasts derived from the most recent financial plans approved by management for the next five years and extrapolates these cash flows in perpetuity using growth assumptions relevant for the business sector. The growth rate used is not more than 3.0% (2007/08: not more than 3.0%), and is not considered to be higher than the average long term industry growth rate.

The rates used to discount the forecast cash flows for all CGUs are based on the Group’s pre-tax weighted average cost of capital of 11.1% (2007/08: 11.1%).

The recoverable amount for each CGU exceeded its carrying value at the impairment test date. The Group has conducted sensitivity analysis based on reasonably possible changes in the key assumptions used for the impairment test. This has not resulted in any impairment of the carrying value of goodwill as at 28 March 2009.

In relation to Ethnic Cuisine, reasonable possible changes in the key assumptions listed above would cause the recoverable amount of the CGU to be equal to its carrying amount. The recoverable amount of Ethnic Cuisine is 23.0% higher than the carrying amount and a reduction of 3.0% in the gross margin percentage or a reduction of 3.0% in forecast sales would result in the recoverable amount being equal to the carrying amount.

14 Other intangible assets

	Customer relationships £m	Software licences £m	Total £m
Cost:
At start of prior period	—	5.9	5.9
Acquisitions	1.7	—	1.7

At end of prior period	1.7	5.9	7.6

At start of period	1.7	5.9	7.6

At end of period	1.7	5.9	7.6

Accumulated amortisation:
At start of prior period	—	2.4	2.4
Charge for prior period	—	0.6	0.6

At end of prior period	—	3.0	3.0

At start of period	—	3.0	3.0
Charge for period	0.1	0.6	0.7

At end of period	0.1	3.6	3.7

Carrying amount:
At end of period	1.6	2.3	3.9

At start of period	1.7	2.9	4.6

The Group tests for impairment of customer relationships where there is an indicator that the asset may be impaired. The key assumptions for the value in use calculations are those regarding forecast sales volumes and prices. The growth rate used is not more than 3.0% and is not considered to be higher than the average long term industry growth rate. Management estimates discount rates using the Group’s weighted average cost of capital.

The rate used to discount the forecast cash flows is the Group’s pre-tax weighted average cost of capital of 11.1% (2007/08: 11.1%).

Notes to the consolidated financial statements continued

15 Property, plant and equipment

	Freehold property £m	Leasehold property £m	Plant, fixtures and vehicles £m	Total £m
Cost or valuation:
At start of prior period	167.9	27.1	554.0	749.0
Additions	2.7	—	16.6	19.3
Disposals	(5.1)	—	(2.5)	(7.6)
Acquisition of subsidiaries and businesses	—	5.8	8.6	14.4
Reclassifications	0.1	—	(0.1)	—
Exchange movements	5.1	—	20.5	25.6

At start of period	170.7	32.9	597.1	800.7
Additions	0.7	—	29.7	30.4
Disposals	—	—	(0.8)	(0.8)
Exchange movements	6.1	—	25.2	31.3

At end of period	177.5	32.9	651.2	861.6

Accumulated depreciation and impairment losses:
At start of prior period	54.5	6.2	367.3	428.0
Charge for prior period	3.2	0.5	37.4	41.1
Restructuring provision for impairment	—	—	1.5	1.5
Disposals	(0.8)	—	(2.1)	(2.9)
Exchange movements	0.9	—	12.1	13.0

At start of period	57.8	6.7	416.2	480.7
Charge for period	2.0	0.6	36.0	38.6
Restructuring provision for impairment	11.8	—	12.2	24.0
Disposals	—	—	(0.7)	(0.7)
Exchange movements	1.2	—	16.2	17.4

At end of period	72.8	7.3	479.9	560.0

Carrying amount:
At end of period	104.7	25.6	171.3	301.6

At start of period	112.9	26.2	180.9	320.0

At the period end, the Group had entered into contractual commitments for the purchase of property, plant and equipment amounting to £2.5m (2007/08: £2.0m).

The carrying amount of the Group’s property, plant and equipment includes an amount of £nil (2007/08: £nil) in respect of assets held under finance leases.

Impairment charges of £24.0m were incurred during the period, of which £18.1m related to the mothballing of the Fenland site and £5.9m related to the Hull site, all within the Chilled division. The Group impaired these asset values on a fair value less costs to sell basis, using past experience and external sources of information such as open market valuations.

The Group performs impairment reviews where there is an indicator of impairment. The Fenland site was impaired following the announcement to mothball the site. The Hull site was impaired following a poor trading performance during 2008/09.

The impairment charges have been recognised within restructuring items in the consolidated income statement.

The recoverable amounts of other items of property, plant and equipment were determined from value in use calculations. No impairments were identified on these assets. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using the Group’s weighted average cost of capital.

The Group prepares cash flow forecasts derived from the most recent financial plans approved by management for the next five years and extrapolates these cash flows in perpetuity using growth assumptions relevant for the business sector. The growth rate used is not more than 3.0% (2007/08: not more than 3.0%) and is not considered to be higher than the average long term industry growth rate.

The rates used to discount the forecast cash flows for all CGUs are based on the Group’s pre-tax weighted average cost of capital of 11.1% (2007/08: 11.1%).

16 Inventories

	2009 £m	2008 £m
Raw materials	16.2	15.5
Work in progress	3.4	4.3
Finished goods	28.9	27.4

	48.5	47.2

The directors consider that the replacement cost of inventories is not materially different to the value shown above.

17 Trading investments

Trading investments, stated at fair value, represent investments in listed equity securities that present the Group with opportunity for return through dividend income and trading gains. They have no fixed maturity or coupon rate. The fair values of these securities are based on quoted market prices.

	2009 £m	2008 £m
Trading investments at fair value	0.1	0.1

18 Subsidiaries

A list of the significant subsidiary investments, including the name, country of incorporation and proportion of ownership interest is given in note 43 to the Company’s separate financial statements.

19 Trade and other receivables

	2009 £m	2008 £m
Trade receivables	108.0	97.2
Other receivables	8.1	10.7
Other prepayments	3.9	3.4

	120.0	111.3

Trade receivables of £108.0m (2007/08: £97.2m) are net of amounts that are individually determined to be impaired of £3.3m (2007/08: £1.9m).

The average credit period taken on sales of goods is 38 days (2007/08: 31 days). Trade receivables are provided for based on estimated irrecoverable amounts from the sale of goods, determined by reference to past default experience and sales documentation.

Notes to the consolidated financial statements continued

19 Trade and other receivables (continued)

An ageing profile of trade receivables past due but not impaired is shown below:

	Past due by 1–31 days £m	Past due by 32–90 days £m	Total £m
2009	6.4	—	6.4
2008	9.0	0.5	9.5

Included within trade receivables are balances which are neither past due nor impaired of £101.6m (2007/08: £87.7m). In determining the recoverability of a trade receivable the Group considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the reporting date. The directors believe that there is no further credit provision required in excess of the allowance for doubtful debts. Management believe that these balances have low credit risk because the Group’s top five customers, all leading UK retailers, represent 77% of the Group’s revenue. This results in a high concentration of credit risk, however, these customers have good credit ratings and consequently the credit risk for the Group’s overall trade receivables is considered low.

Before accepting any new customer, the Group uses an external credit scoring system and trade references to assess potential customer’s credit quality and defines credit limits by customer.

Included in the trade receivables balance are receivables with a carrying amount of £6.4m (2007/08 £9.5m) which are past due at the period end for which the Group has not provided as there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group does not hold any collateral over these balances. The average age of these receivables which are past due but not impaired is 11 days past due (2007/08: 17 days). The table below shows the movement in the allowance for doubtful debt:

	2009 £m	2008 £m
At start of period	1.9	1.5
Impairment losses recognised	2.2	1.0
Amounts written off as uncollectible	(0.7)	(0.3)
Impairment losses reversed	(0.1)	(0.3)

At end of period	3.3	1.9

The ageing profile of impaired trade receivables is shown below:

	Current £m	Past due by 1–31 days £m	Past due by 32–90 days £m	Past due by over 90 days £m	Total £m
2009	2.2	0.1	0.4	0.6	3.3
2008	—	0.3	1.0	0.6	1.9

The directors consider that the carrying amount of trade and other receivables approximates to their fair value due to their short term nature. The directors consider the maximum credit risk at the balance sheet date is equivalent to the carrying value of trade and other receivables.

20 Cash and cash equivalents

2009 £m	2008 £m
60.8	72.9
60.8	72.9

Cash comprises cash held by the Group and short term bank deposits with an original maturity of three months or less. The directors consider that the carrying amount of these assets to be approximately their fair value due to their short term nature.

21 Trade and other payables

	2009 £m	2008 £m
Trade payables	112.0	100.7
Accruals and deferred income	56.8	63.5
Other payables including social security	14.0	20.2

	182.8	184.4

Trade payables principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade payables is 52 days (2007/08: 49 days). The Group has financial risk management policies in place to ensure that all payables are paid within the internal credit timeframe.

The directors consider that the carrying amount of trade payables approximates to their fair value due to their short term nature.

22 Provisions

£m
At start of period	2.3
Restructuring provisions - charge for period	9.6
Utilised in period	(8.3)

At end of period	3.6

All of the provisions are included within current liabilities and relate to restructuring items. The provisions are expected to be utilised in full within the next 52 week period.

The restructuring provisions made during the period of £9.6m comprised: £5.1m in respect of the Fenland mothballing and £4.5m relating to rationalisation charges that will help drive future profitability improvement through cost saving initiatives.

23 Financial liabilities–borrowings

	2009 £m	2008 £m
Current
Bank loans and overdrafts due within one year or on demand	9.9	0.3

	9.9	0.3

	2009 £m	2008 £m
Non-current
Revolving credit facility 2010	115.0	130.0
Senior loan notes 2012–2017	162.0	131.6

	277.0	261.6

Borrowings are repayable as follows:

	2009 £m	2008 £m
Within one year or on demand	9.9	0.3
In the second year	115.0	—
In the third to fifth years inclusive	52.7	175.9
After five years	109.3	85.7

	286.9	261.9

Notes to the consolidated financial statements continued

23 Financial liabilities–borrowings continued

Bank loans and overdrafts are analysed by currency as follows:

2009	Sterling £m	US Dollars £m	Total £m
Bank loans and overdrafts due within one year or on demand	9.9	—	9.9
Revolving credit facility 2010	115.0	—	115.0
Senior loan notes 2012 - 2017	54.3	107.7	162.0

	179.2	107.7	286.9

2008

Bank loans and overdrafts due within one year or on demand	0.3	—	0.3
Revolving credit facility 2010	130.0	—	130.0
Senior loan notes 2012 - 2017	54.3	77.3	131.6
	184.6	77.3	261.9

The average interest rates paid on bank loans and overdrafts were as follows:

	2009%	2008%
Bank overdrafts	5.30	6.54
Bank loans	4.39	6.17
Senior loan notes 2012 - 2017	5.50	5.50

Where market values are not available, fair values of financial assets and financial liabilities have been calculated by discounting expected future cash flows at prevailing interest rates and by applying period end exchange rates.

The fair value of the Senior loan notes 2012 - 2017 is disclosed below:

	2009 Carrying value £m	2009 Fair value £m	2008 Carrying value £m	2008 Fair value £m
Senior loan notes 2012 - 2017	162.0	168.3	131.6	139.0

At the period end the Group had available £345.0m (2007/08: £330.0m) of undrawn committed facilities on the Revolving credit facility 2010 and £8.8m bank overdrafts (2007/08: £4.7m), in respect of which all conditions precedent had been met.

24 Financing

Bank overdrafts

All bank loans and overdrafts are unsecured and repayable on demand, and are arranged at floating rates, thus exposing the Group to cash flow interest rate risk. The interest rate on bank overdrafts is 1.5% (2007/08: 1.0%) above the Bank of England base rate.

Revolving credit facility 2010

The Group holds a five year unsecured syndicated revolving credit facility of £460.0m. At the period end, the amount due under the facility was £115.0m (2007/08: £130.0m). The amount drawn down is repayable in periods of up to one year but is capable of being immediately refinanced as part of the committed Revolving credit facility 2010. The rate of interest fluctuates in line with market rates, thus exposing the Group to cash flow interest rate risk.

In March 2009 the Group established a Forward Start banking facility of £250.0m to July 2012 which will replace the existing £460.0m Revolving credit facility on expiry in July 2010. In April 2009, the existing facility was reduced from £460.0m to £305.0m. The current facility banking covenants are calculated under Frozen UK GAAP. The new facility covenants will be calculated under IFRS from July 2010. The new financing costs agreed as part of the Forward Start facility were effective from 25 March 2009.

The maturity profile of the Revolving credit facility 2010 is shown below. This assumes that the interest paid during future years is paid at the expected future interest rate (5.83%) and the level of debt drawn down remains consistent with borrowings at the balance sheet date.

	Interest payable over remaining life of facility £m	Repayment of principal £m	Total payable £m
Revolving credit facility 2010	8.4	115.0	123.4

24 Financing continued

Senior loan notes 2012–2017

The Company has approximately 142.7m of senior guaranteed loan notes in the US Private Placement debt market. Notes are in both US Dollars ($155.0m) and pounds Sterling (£54.3m). The notes are fixed rate and unsecured.

The maturity profile below shows the annual cash flows paid in both the current and prior year. The cash flow hedge is currently effective. In consequence, the interest payments are fixed and are accounted for in the Consolidated income statement on an accruals basis. The charge to the Consolidated income statement corresponds to the annual interest paid. The repayment of the principal amount will not enter into the determination of profit or loss unless the hedge becomes ineffective. The effectiveness of the cash flow hedge is assessed at each balance sheet date.

Tranche	Maturity	Amount (m)	Amount £m	Interest rate	Annual swap cash flow paid to banks £m	Annual swap cash flow received from banks $m	Annual interest paid $m	Annual interest paid £m
Series A	Dec 2012	$35.0	20.0	5.63%	1.1	2.0	2.0	1.1
Series B	Dec 2015	$82.5	47.1	5.77%	2.5	4.8	4.8	2.5
Series C	Dec 2017	$37.5	21.3	5.87%	1.2	2.2	2.2	1.2
Series D	Dec 2012	£m28.5	28.5	5.47%	—	—	—	1.6
Series E	Dec 2015	£m25.8	25.8	5.47%	—	—	—	1.4

			142.7					7.8

All US Dollar cash flows are hedged using cross currency swaps. Northern Foods will receive each 20 December and 20 June (the bond interest payment dates) fixed US Dollar sufficient to fully cover interest due to holders of the US Dollar denominated bonds, in exchange for payment of fixed pounds Sterling on the same date. The weighted average interest rate payable in pounds Sterling by the Company is approximately 5.5%. Additionally, the swap contracts provide for an exchange of the principal amounts at maturity at the same rate of exchange as the initial principal was translated (£1 = $1.752).

At the period end, the carrying value of the Senior loan notes 2012–2017 was £162.0m (2007/08: £131.6m) and the derivative financial instrument on the cross currency interest rate swaps was an asset of £26.6m (2007/08: liability £4.1m). The currency element of fair value of the swaps was an asset of £19.8m (2007/08: liability £10.5m) and the interest rate element of fair value of the swaps was an asset of 6.8m (2007/08: £6.4m).

25 Financial instruments

Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns whilst maximising the return to stakeholders through the optimisation of the debt and equity balance. The capital structure of the Group consists of net debt, as disclosed in note 26, and equity shareholders’ funds, as disclosed in notes 28 and 29.

Board policy is to operate with fixed rate borrowings within a range of 20% to 50% of total net debt over the medium term, although the Group may operate outside of this range in the short term. At the year end 78% of the Group’s debt was fixed (2007/08: 71%). The proportion of fixed rate borrowings increased after the business disposals made during 2006/07. The Group’s net debt position is maintained daily and reviewed by management on a weekly basis.

During the period, the Company repurchased 17,490,115 shares at a cost of 11.0m (2007/08: 6,056,846 shares at a cost of £5.3m).

Notes to the consolidated financial statements continued

25 Financial instruments continued

Categories of financial instruments

	Carrying value		Fair value
	2009 £m	2008 £m	2009 £m	2008 £m
Financial assets
Held for trading:
Trading investments	0.1	0.1	0.1	0.1
Derivatives that are designated and effective as hedging instruments carried at fair value:
Derivative financial instruments (cross currency interest rate swaps)	26.6	—	26.6	—
Derivative financial instruments (currency rate swaps)	1.1	—	1.1	—
Loans and receivables at amortised cost:
Trade receivables	108.0	97.2	108.0	97.2
Cash and cash equivalents	60.8	72.9	60.8	72.9

	196.6	170.2	196.6	170.2

Financial liabilities
Financial liability held at amortised cost in a cash flow hedging relationship:
Senior loan notes 2012–2017	(162.0)	(131.6)	(168.3)	(139.0)
Derivatives that are designated and effective as hedging instruments carried at fair value:
Derivative financial instruments (cross currency interest rate swaps)	—	(4.1)	—	(4.1)
Other financial liabilities at amortised cost:
Trade payables	(112.0)	(100.7)	(112.0)	(100.7)
Bank loans and overdrafts	(9.9)	(0.3)	(9.9)	(0.3)
Revolving credit facility 2010	(115.0)	(130.0)	(115.0)	(130.0)
Finance leases	(0.5)	(0.8)	(0.5)	(0.8)

	(399.4)	(367.5)	(405.7)	(374.9)

The fair value of the trade receivables approximates to their carrying value due to the short term nature of the receivables. The fair value of the trading investments and cash and cash equivalents are based on their market value.

The fair values of the financial assets that are designated and effective as hedging instruments, have been calculated by discounting expected future cash flows at prevailing interest rates and by applying period end exchange rates.

The directors use their judgement in selecting an appropriate valuation technique for derivatives that are designated and effective as hedging instruments carried at fair value, but that are not quoted in an active market. Valuation techniques commonly used by market practitioners are applied and assumptions are made based on quoted market rates adjusted for specific features of the instrument.

The fair value of the other financial liabilities at amortised cost approximates to their carrying value. The trade and other payables approximate to their fair value due to the short term nature of the payables. The bank loans and overdrafts and the Revolving credit facility 2010 approximate to their fair value based on their variable market rate. The finance lease fair value approximates to the carrying value based on discounted future cash flows.

Financial risk management objectives

The Group collates information from across the business and reports to the Board of directors on key financial risks on a monthly basis. These risks include credit risk, liquidity risk, interest rate risk and currency risk.

The Group seeks to minimise its exposure to these risks by using derivative financial instruments where applicable. The use of derivative financial instruments is governed by Group policies which have been approved by the Board of directors. The Group only enters into trade financial instruments for specific purposes. Speculative purchases are not made. See page 87 for further details.

Credit risk management

Credit risk refers to the risk of financial loss to the Group if a counterparty defaults on its contractual obligations of the loans and receivables at amortised cost held in the balance sheet.

The Group’s credit risk is primarily attributable to its trade receivables. The Group’s top five customers, all leading UK retailers, continue to represent 77% of the Group’s revenue. These customers have favourable credit ratings and consequently reduce the credit risk for the Group’s overall trade receivables. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with good credit ratings assigned by international credit rating agencies. Processes are in place to manage receivables and overdue debt and to ensure that appropriate action is taken to resolve issues on a timely basis. Credit control operating procedures are in place to review all new customers. Existing customers are reviewed as management become aware of changes of circumstances for specific customers. During the period, the amount written off in respect of credit risk was £0.7m (2007/08: £0.3m).

25 Financial instruments continued

The amounts presented in the balance sheet are net of appropriate allowance for doubtful trade receivables, specific customer risk and assessment of the current economic environment. The carrying amount of financial assets recorded in the financial statements, which is net of impairment losses, represents the Group’s maximum exposure to credit risk.

Liquidity risk management

Liquidity risk refers to the risk that the Group may not be able to fund the day to day running of the Group. Liquidity risk is reviewed by the Board on a monthly basis. The Group manages liquidity risk by monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities. The Group also monitors the drawdown of debt against the available banking facilities and reviews the level of reserves. Liquidity risk management ensures sufficient debt funding is available for the Group’s day to day needs. Board policy is to maintain reasonable headroom of unused committed bank facilities in a range of maturities at least 12 months beyond the period end.

The Group has two principal debt facilities (notes 23 and 24):

>	Revolving credit facility 2010 (extended to 2012 through the Forward Start facility)

>	Senior loan notes 2012–2017

The Board also monitors the Group’s banking covenants which are calculated under Frozen UK GAAP. When the Forward Start Revolving credit facility begins in July 2010 the covenants will be calculated under IFRS. No breaches have been made during the year or prior period.

The following table details the Group’s maturity profile of its financial liabilities (excluding derivative financial instruments):

2009	Less than 1 month £m	1–3 months £m	3 months to 1 year £m	1–5 years £m	5+ years £m	Total £m
Senior loan notes 2012–2017	—	4.6	4.5	84.1	118.9	212.1
Trade payables	77.2	34.8	—	—	—	112.0
Bank loans and overdrafts	9.9	—	—	—	—	9.9
Revolving credit facility 2010	0.6	1.1	5.0	116.7	—	123.4
Finance leases	—	—	0.2	0.3	—	0.5

	87.7	40.5	9.7	201.1	118.9	457.9

2008	Less than 1 month £m	1–3 months £m	3 months to 1 year £m	1–5 years £m	5+ years £m	Total £m
Senior loan notes 2012–2017	—	3.8	3.7	73.6	98.2	179.3
Trade payables	69.4	31.3	—	—	—	100.7
Bank loans and overdrafts	0.3	—	—	—	—	0.3
Revolving credit facility 2010	0.6	1.3	5.7	139.8	—	147.4
Finance leases	—	—	0.2	0.6	—	0.8

	70.3	36.4	9.6	214.0	98.2	428.5

The above maturity profiles have not been discounted.

The liquidity profile of the trade payables has been assumed consistent with the Group’s payment terms of 45 days (2007/08: 45 days).

The repayment of the interest and principal on the US Dollar denominated Senior loan notes 2012–2017 has been calculated at the period end rate of 1 = $1.432 (2007/08: 1 = $1.989).

The repayment of interest on the Revolving credit facility 2010 has been calculated on the principal at the period end date and the expected future interest rate.

Notes to the consolidated financial statements continued

25 Financial instruments continued

The maturity profiles of the derivative financial instruments are shown below. The US Dollar exchange rate used is that at the balance sheet date of 1 = $1.432 (2007/08: 1 = $1.989).

2009	Less than 1 month £m	1-3 months £m	3 months to 1 year £m	1–5 years £m	5+ years £m	Total £m
Swap cash flow paid to banks	—	(2.4)	(2.4)	(33.3)	(78.3)	(116.4)
Swap cash flow received from banks	—	3.1	3.1	41.9	96.6	144.7

	—	0.7	0.7	8.6	18.3	28.3

2008	Less than 1 month £m	1-3 months £m	3 months to 1 year £m	1–5 years £m	5+ years £m	Total £m
Swap cash flow paid to banks	—	(2.4)	(2.4)	(38.1)	(78.3)	(121.2)
Swap cash flow received from banks	—	2.3	2.3	34.7	69.6	108.9

	—	(0.1)	(0.1)	(3.4)	(8.7)	(12.3)

Interest rate risk management

The Group is exposed to interest rate risk on borrowings drawn down on the Revolving credit facility 2010. The risk is managed by maintaining an appropriate mix between fixed and floating rate borrowings. Interest risk management balances debt financing as a tool to improve the returns through leverage in the capital structure with the potential for an increase in interest rates to impact profits negatively. Board policy is to operate with fixed rate borrowings within a range of 20% to 50% of total net borrowings over the medium term (although the Group may operate outside this range in the short term). At the year end 78% of the Group’s net debt is fixed (2007/08: 71%). Board approval is required for the use of any interest rate derivative.

Interest rate sensitivity analysis has been performed on the financial assets and liabilities to illustrate the impact on Group profits and equity if interest rates increased/decreased. This analysis assumes the liabilities outstanding at the period end were outstanding for the whole period. A 100 bps increase or decrease has been used, comprising management’s assessment of reasonably possible changes in interest rates.

If interest rates had been 100 bps higher/lower, then profit before taxation for the 52 weeks ended 28 March 2009 would have decreased/increased by £1.2m (2007/08: £1.3m) and equity at the balance sheet date would have decreased/increased by £1.2m (2007/08: £1.3m). It has been assumed that all other variables remained the same when preparing the interest rate sensitivity analysis.

Foreign currency risk management

Foreign currency risk management occurs at a transactional level on revenues and purchases in foreign currencies and at a translational level in relation to the translation of overseas operations. Board policy is for UK businesses to hedge transactional exposures using forward foreign exchange contracts wherever material. Transactional exposure in our Irish business has been partly hedged during the year. The remaining transactional exposure is partially offset by a translation exposure. The Senior loan notes 2012–2017 have been hedged using cross currency interest rate swaps of equivalent maturity (subject to a one off right for the counterparty bank to break the swap after seven years at the market value of the swap at that date). The Group monitors foreign exchange rates to assess the potential impact on Group profits if exchange rates move significantly and a summary of hedges in place is reported monthly to the Board.

The Group’s main foreign exchange risk is to the Euro. During the 52 week period to 28 March 2009, the Euro strengthened against GBP by 14.7%, mainly in the second half of the year, with the closing rate at €1.0765 compared to €1.2621 at the prior period end. The average rate for the 52 week period to 28 March 2009 was €1.2058, a reduction of 15.1% versus prior year. The net impact of the stronger Euro on our Euro manufacturing base reduced overall profitability by £5.0m.

The overseas subsidiary, whose functional currency is the Euro, has pounds Sterling assets and liabilities at both balance sheet dates. A sensitivity analysis has been performed on these pounds Sterling financial assets and liabilities to sensitivity of a 10% increase/ decrease in pounds Sterling to Euro exchange rate. A 10% increase/decrease has been used, comprising management’s assessment of reasonably possible changes in Euro exchange rates. The impact on profit for the period is an increase/decrease of £0.4m (2007/08: increase/decrease of £0.3m) and the impact on equity is an increase/decrease of £0.4m (2007/08: increase/decrease of £0.3m).

A sensitivity analysis has been performed on the financial assets and liabilities to sensitivity of a 10% increase/decrease in the pounds Sterling to US Dollar exchange rate. A 10% increase/decrease has been used, comprising management’s assessment of reasonably possible changes in US Dollar exchange rates. The impact on profit for the period is an increase/decrease of £nil (2007/08: £nil) and on equity is an increase/decrease of £2.3m (2007/08: £1.1m).

25 Financial instruments continued

Forward foreign exchange contracts

Group policy is to hedge individual capital expenditure foreign currency transactions of more than £0.3m. During 2008/09 the Group also entered into foreign exchange contracts to hedge an element of Sterling sales in the Irish business. The contracts are fair valued at the period end and the Group tests the effectiveness of the hedge using the hypothetical derivative method. The cumulative change in the fair value of the hypothetical derivative is compared to the cumulative fair value changes of the hedge instrument. All outstanding contracts at the period end will vest within one year.

An analysis of outstanding contracts is shown below:

	Average exchange rate		Foreign currency		Contract value		Fair value
			2009 m	2008 m	2009 £m	2008 £m	2009 £m	2008 £m
	2009	2008
Outstanding contracts:
Buy US Dollars:
In less than 3 months	—	1.984	—	0.6	—	0.3	—	0.3
In 3 - 6 months	—	1.980	—	0.1	—	0.1	—	0.1

Buy Euros:
In less than 3 months	1.142	1.264	10.1	1.3	8.9	1.0	0.5	1.0
In 3 - 6 months	1.141	—	10.8	—	9.5	—	0.6	—

Changes in the fair value of non-hedging currency derivatives amounting to nil have been charged to the income statement in the year (2007/08: £nil).

Cross currency interest rate swaps

The Company has cross currency interest rate swaps to provide a cash flow hedge against currency and interest rate movements on the US$155.0m Senior loan notes 2012–2017. Swap contracts with a nominal value of US$155.0m (£88.5m) have fixed Sterling interest payments at an average rate of 5.5% for periods up to 2017 and have fixed US Dollar interest receipts at an average rate of 5.76%. At the period end, swap contracts had a fair value of £26.6m (2007/08: negative £4.1m).

The cash flow hedge forms part of the Group’s risk management strategy which is reviewed and authorised by the Board. The fixed cash flows will be achieved through the use of cross currency interest rate swaps. The actual risk being hedged is the foreign exchange risk.

The Group uses the Dollar offset hypothetical derivative method to test the effectiveness of the hedge. The cumulative change in the fair value of the hypothetical derivative is compared to the cumulative fair value changes of the hedge instrument. The fair values of foreign currency forward contracts are measured using quoted forward foreign exchange rates and yield curves from quoted interest rates matching maturities of the contracts. The maturity profile is shown on page 83.

26 Analysis of net debt

References to net debt refer to the total borrowings of the Group, including both short term and long term bank loans, bonds, loan notes and finance leases, after offsetting the cash and cash equivalents of the business and short term investments. Net debt will also include the proportion of the fair value of the currency swaps hedging the balance sheet value of the Group’s US Dollar denominated loan notes.

The table below reconciles net debt:

	2009 £m	2008 £m
Cash and cash equivalents	60.8	72.9
Trading investments	0.1	0.1
Bank loans, overdrafts and loan notes due within one year	(9.9)	(0.3)
Finance leases	(0.5)	(0.8)
Revolving credit facility 2010	(115.0)	(130.0)
Senior loan notes 2012–2017	(162.0)	(131.6)
Currency element of fair value of swaps hedging the Group’s US Dollar denominated loan notes	19.8	(10.5)

Net debt	(206.7)	(200.2)

Net debt

Net debt is not a defined term under IFRS and may not therefore be comparable with other similarly titled non-IFRS debt measures reported by other companies. The Group adopts this measure because it is used in calculating the banking covenants. It is also the measure used for internal debt analysis. In addition, the net debt balance provides an indication of the net borrowings on which the Company is required to pay interest.

Notes to the consolidated financial statements continued

27 Deferred taxation assets/(liabilities)

	2009 £m	2008 £m
UK deferred tax asset	17.1	—
UK deferred tax liability	—	(12.4)
Overseas deferred tax liability	(2.0)	(2.3)

Net deferred tax asset/(liability)	15.1	(14.7)

IAS 12 ‘Income taxes’ permits the offsetting of balances within the same tax jurisdiction. All of the deferred tax assets which have been offset are available for offset against deferred tax liabilities in their respective tax jurisdictions.

A reconciliation of the net asset/(liability) is shown below:

	Retirement benefit obligation £m	Other employee benefits £m	Accelerated tax depreciation £m	Revaluation of buildings £m	Other £m	Total £m
At start of prior period	6.5	1.9	2.1	(1.1)	—	9.4
(Charged)/credited to income statement in prior period	(7.8)	(0.3)	(3.1)	—	(0.3)	(10.9)
Restructuring items	(1.8)	—	2.4	—	0.3	0.6
Acquisition of subsidiaries and businesses	—	—	(0.8)	—	—	(0.8)
(Charged)/credited to equity	(12.8)	(0.1)	—	0.1	—	(12.8)
Exchange differences	0.1	—	(0.3)	—	—	(0.2)

At start of period	(15.8)	1.5	0.3	(1.0)	0.3	(14.7)
(Charged)/credited to income statement	(3.1)	0.3	—	—	—	(2.8)
Restructuring items	(1.6)	—	6.7	—	—	5.1
Movement on deferred tax due to change in legislation	—	—	(12.5)	—	—	(12.5)
Credited to equity	40.1	0.3	—	—	—	40.4
Exchange differences	0.1	—	(0.5)	—	—	(0.4)

At end of period	19.7	2.1	(6.0)	(1.0)	0.3	15.1

UK deferred tax asset/(liability)	18.7	2.1	(3.0)	(1.0)	0.3	17.1
Overseas deferred tax asset/(liability)	1.0	—	(3.0)	—	—	(2.0)

Net deferred tax asset/(liability)	19.7	2.1	(6.0)	(1.0)	0.3	15.1

The movement on deferred tax due to the change in legislation arose from the amendments to the industrial buildings allowance regime which were substantively enacted in the Finance Act 2008.

The movement on the retirement benefit obligation of £40.1m (2007/08: (£12.8m)) relates to the actuarial loss on the retirement benefit obligation. See note 35 for further details.

At the balance sheet date, the aggregate amount of temporary differences associated with unremitted earnings of subsidiaries for which deferred tax liabilities have not been recognised is £19.3m (2007/08: £17.4m). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

No deferred tax has been provided on capital losses totalling £151.9m at 28 March 2009 (2007/08: £155.5m) as it is uncertain when these losses will be utilised against future taxable gains. The unprovided deferred tax asset on these losses is £42.5m (2007/08: £43.5m).

28 Share capital

	2009 number (m)	2009 £m	2008 number (m)	2008 £m
Authorised ordinary shares of 25p each	760.0	190.0	760.0	190.0

Allotted, called up and fully paid ordinary shares of 25p each: At start of period	514.2	128.6	514.2	128.6

At end of period	514.2	128.6	514.2	128.6

The Company has one class of ordinary shares which carry no right to fixed income.

During both the current and prior period, the Company did not issue any shares.

29 Reserves

	Share premium account £m	Capital redemption reserve £m	Reserve for own shares £m	ESOT reserve £m	Hedging and translation reserve £m	Other reserves £m	Accumulated deficit £m
At start of prior period	65.1	23.6	(34.2)	(4.2)	4.9	4.2	(66.8)
Net profit for period	—	—	—	—	—	—	34.5
Dividends	—	—	—	—	—	—	(21.0)
Actuarial gains on defined benefit pension schemes net of deferred tax	—	—	—	—	—	—	22.5
Purchase of shares for ESOT	—	—	—	(4.1)	—	—	—
Purchase of treasury shares	—	—	(5.3)	—	—	—	—
Equity settled incentive schemes net of deferred tax	—	—	—	—	—	1.0	—
Exchange differences	—	—	—	—	13.0	—	—
Increase in fair value of cash flow hedge	—	—	—	—	2.4	—	—
Transfer to profit or loss on cash flow hedge	—	—	—	1.1	—	—	—
Other movements	—	—	—	—	—	—	0.1

At start of period	65.1	23.6	(39.5)	(8.3)	21.4	5.2	(30.7)
Net profit for period	—	—	—	—	—	—	2.5
Dividends	—	—	—	—	—	—	(20.7)
Actuarial losses on defined benefit pension schemes net of deferred tax	—	—	—	—	—	—	(103.0)
Purchase of shares for ESOT	—	—	—	(0.5)	—	—	—
Purchase of treasury shares	—	—	(11.0)	—	—	—	—
Equity settled incentive schemes net of deferred tax	—	—	—	—	—	3.0	—
Exchange differences	—	—	—	—	16.9	—	—
Increase in fair value of cash flow hedge	—	—	—	—	34.0	—	—
Transfer to profit or loss on cash flow hedge	—	—	—	—	(32.5)	—	—
Other movements	—	—	—	—	—	(0.2)	0.2

At end of period	65.1	23.6	(50.5)	(8.8)	39.8	8.0	(151.7)

Share premium account

The share premium account represents amounts received in excess of the nominal value of shares on issue of new shares.

Capital redemption reserve

The capital redemption reserve arose on the repurchase and cancellation of ordinary shares.

Reserve for own shares

The reserve for own shares held by the Group represents the shares in the Company held in treasury. The number of shares held in treasury at the balance sheet date was 45,461,961 (2007/08: 27,971,846).

ESOT reserve

The ESOT holds shares which are primarily used to satisfy awards made under long term incentive plans. The number of shares held in the ESOT at the balance sheet date was 7,682,843 (2007/08: 6,697,363).

Hedging and translation reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

The translation element of the reserve records exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Other reserves

Other reserves primarily represent the equity component of share based payment arrangements and the remaining revaluation reserve from when the Group accounted under UK GAAP.

Accumulated deficit

The accumulated deficit comprises the Group’s annual profits and losses, actuarial gains and losses on the defined benefit pension schemes and dividend payments.

Notes to the consolidated financial statements continued

30 Reconciliation of net cash from operating activities

	Notes	2009 £m	2008 £m
Profit from operations—continuing operations	5	17.3	43.7

Adjustments for:
Depreciation of property, plant and equipment and amortisation of other intangible assets	14, 15	39.3	41.7
Impairment of property, plant and equipment	15	24.0	1.5
Loss on disposal of property, plant and equipment		0.1	0.3
Increase/(decrease) in provisions	22	1.3	(5.4)
Change in retirement benefit obligation excluding special pension contributions		(2.5)	2.0
Equity settled incentive scheme		2.7	1.1
Grants and other non-cash movements		(1.5)	(0.9)

Operating cash flow before movement in working capital and special pension contributions		80.7	84.0
Special pension contributions		—	(22.0)

Operating cash flow before movement in working capital		80.7	62.0
Movement in inventories		1.3	1.5
Movement in trade and other receivables		(2.8)	3.7
Movement in trade and other payables		(8.5)	(16.8)

Cash from operations		70.7	50.4
Interest paid		(15.6)	(14.9)
Net taxation paid		(1.0)	(3.0)

Net cash from operating activities		54.1	32.5

31 Contingent liabilities

A number of subsidiary companies and Northern Foods plc are guarantors in respect of the Senior loan notes 2012—2017, whereby they absolutely and unconditionally guarantee the principal and interest on the Senior loan notes 2012—2017. Additionally, the same subsidiary companies are cross guarantors in respect of the five year syndicated Revolving credit facility 2010.

A subsidiary undertaking is party to a letter of credit issued by Barclays Bank plc for £nil (2007/08: £4.5m) secured against the assets of the subsidiary undertaking.

Northern Foods plc is the guarantor in respect of the obligations of several subsidiary undertakings with Allied Irish Bank. As at 28 March 2009 Northern Foods plc guaranteed £0.7m (2007/08: £nil).

32 Operating lease commitments

The Group recognised the following lease payments under operating leases as an expense in the year:

	2009 £m	2008 £m
Plant and machinery	2.2	2.7
Land and buildings	0.8	2.2

	3.0	4.9

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases fall due as follows:

	2009 £m	2008 £m
Within one year	4.2	4.8
In the second to fifth years inclusive	12.0	9.4
After five years	3.2	10.5

	19.4	24.7

The Group leases various offices and warehouses under non-cancellable operating lease agreements. The leases have various terms, escalation clauses and renewal rights. The Group also leases plant and machinery and vehicles under non-cancellable operating lease agreements.

33 Finance leases

The Group’s finance lease obligations are shown below:

	2009 £m	2008 £m
Within one year	0.2	0.2
In the second to fifth years inclusive	0.3	0.6

	0.5	0.8

The fair value of the Group’s finance lease obligations approximates to their carrying value.

34 Equity settled share based payments

Equity settled share option plan

The Group has applied the requirements of IFRS 2 ‘Share-based payments’. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested at 1 January 2005.

The Group operates long term incentive schemes for executive directors and senior management within the Group in addition to issuing an HM Revenue & Customs Savings-related share option scheme for all employees. Options are granted with a fixed exercise price. Options lapse when an employee leaves the Group subject to certain ‘good leaver’ provisions.

The fair value per option granted and the assumptions used in the calculations are as follows:

Executive share options	Grant of share options	Grant of share options	Grant of share options	Grant of share options
Date of grant	19 Dec 2003	17 Dec 2004	14 Dec 2005	4 July 2006
Number of instruments granted	3,375,195	2,313,123	2,059,231	4,218,455
Exercise price (pence)	137.0	169.7	153.3	79.7
Share price at date of grant (pence)	135.0	166.5	153.5	84.0
Contractual life (years)	10	10	10	10
Performance conditions	Note A	Note B	Note B	Note B
Settlement	Equity	Equity	Equity	Equity
Expected volatility	37%	33%	30%	30%
Expected option life at grant date (years)	5	5	5	5
Risk free interest rate	4.78%	4.44%	4.30%	4.70%
Expected dividend (dividend yield)	6.79%	5.25%	6.00%	5.40%
Fair value per granted instrument determined at the grant date (pence)	27.5	36.0	26.4	15.3
Valuation model	Black-Scholes	Black-Scholes	Black-Scholes	Black-Scholes

Notes to the consolidated financial statements continued

34 Equity settled share based payments continued

Other arrangements	Long term incentive plan	Long term incentive plan	Share bonus plan	Share bonus plan	Deferred share bonus plan
Date of grant	12 Dec 2005	4 July 2006	4 July 2006	13 June 2007	13 July 2006
Number of instruments granted	474,442	1,013,523	408,809	357,028	4,928,287
Exercise price (pence)	nil	nil	nil	nil	nil
Share price at date of grant (pence)	153.7	84.0	84.0	123.5	81.8
Contractual life (years)	5	5	3	3	3
Performance conditions	Note C	Note C	Note D	Note D	Note E
Settlement	Equity	Equity	Equity	Equity	Equity
Expected volatility	30.0%	30.0%	30.0%	25.0%	30.0%
Expected life at grant date (years)	3	3	3	3	3
Risk free interest rate	4.30%	4.70%	4.70%	5.77%	4.70%
Expected dividend (dividend yield)	6.00%	5.40%	5.40%	4.78%	5.40%
Fair value per granted instrument determined at the grant date (pence)	128.1	61.1	61.0	88.9	40.9
Valuation model	Black-Scholes	Black-Scholes	Black-Scholes	Black-Scholes	Black-Scholes

Other arrangements	Matching share award	Performance share plan	Performance share plan	Deferred share bonus plan
Date of grant	4 June 2007	29 Aug 2007	5 Dec 2007	26 Sept 2007
Number of instruments granted	1,040,460	2,441,010	3,350,000	194,586
Exercise price (pence)	nil	nil	nil	nil
Share price at date of grant (pence)	129.7	98.8	87.0	101.7
Contractual life (years)	3 and 4	3	3	2
Performance conditions	Note G	Note F	Note F	Note E
Settlement	Equity	Equity	Equity	Equity
Expected volatility	25.2%	27.2%	30.9%	30.0%
Expected life at grant date (years)	3 and 4	3	3	2
Risk free interest rate	5.77%	5.26%	4.41%	5.11%
Expected dividend (dividend yield)	0	0	0	0
Fair value per granted instrument determined at the grant date (pence)	89.14	58.90	49.17	101.70
Valuation model	Monte Carlo	Monte Carlo	Monte Carlo	Black-Scholes

Other arrangements	Save as you earn	Save as you earn	Performance share plan	Performance share plan
Date of grant	20 Dec 2007	20 Dec 2007	4 July 2008	9 Dec 2008
Number of instruments granted	4,607,258	5,390,539	4,238,949	310,625
Exercise price (pence)	76.0	76.0	nil	nil
Share price at date of grant (pence)	90.0	90.0	57.0	55.8
Contractual life (years)	3.5	5.5	3	3
Performance conditions	Note H	Note H	Note I	Note I
Settlement	Equity	Equity	Equity	Equity
Expected volatility	27.5%	27.4%	32.6%	40.5%
Expected life at grant date (years)	3.25	5.25	3	3
Risk free interest rate	4.45%	4.56%	4.97%	2.26%
Expected dividend (dividend yield)	4.78%	4.78%	0	0
Fair value per granted instrument determined at the grant date (pence)	20.11	21.53	37.64	37.47
Valuation model	Monte Carlo	Monte Carlo	Monte Carlo	Monte Carlo

Expected volatility was determined by calculating the historical volatility of the Group’s share price over a period commensurate with the expected term of the relevant award. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non- transferability, exercise restrictions, and behavioural considerations.

34 Equity settled share based payments continued

Performance conditions–notes

A

Performance condition measured by reference to earnings per share. The target requires that the real growth in earnings per share over the three year performance period is greater than 3% per annum compound. The performance condition allowed for retesting after years four and five against the full period from the grant.

B

Performance condition measured by reference to earnings per share. The target requires that the real growth in earnings per share over the three year performance period is greater than 3% per annum compound. The performance condition does not allow for retesting.

C	The LTIP has two performance conditions:

TSR: The total number of shares that will vest will be up to 50% dependent on how the TSR in relation to an ordinary share of Northern Foods over the relevant performance period compares with TSR in relation to the ordinary shares of the companies in the comparator group in the same period. Where the TSR of Northern Foods over the performance period places it between the median and the upper quartile the number of shares will be calculated on a straight line basis with 20% of the shares being received when Northern Foods is placed above median, and 50% being received where Northern Foods is placed in the upper quartile. Where Northern Foods growth in TSR places it below median, no shares will vest in relation to this element of the award.

Return on invested capital (ROIC): 50% of the total award vests on achievement of a minimum growth in ROIC over the performance period. Growth in ROIC over the period has to be 100 or more basis points. The number of shares that each participant receives is calculated on a straight line basis with 7.5% of the shares being received if Northern Foods achieves growth of 100 basis points and maximum of 50% being received if the Company achieves growth of 200 basis points.

D

Under the Share bonus plan, 80% of annual bonus opportunity is linked to specific financial targets, including targets for profit from operations and profit before tax, both measured before restructuring items. The other 20% is directly related to individual performance against personal performance contracts set at the start of the financial year, which contain six individual and business performance targets which are considered appropriately stretching.

E

The Deferred share bonus plan (DSBP) was introduced in June 2006 so as to incentivise and retain the key talent necessary to drive the specific performance improvements required. Performance was assessed against key milestones over the 12 month period to 31 March 2007. These four key milestones related to improving free cash flow and reducing net debt as at 1 April 2006 by £125m, reducing the run rate for central costs by £12m per annum compared to 2005/06 and the successful resolution of the pension deficit. This DSBP provided a smaller number of key senior executives with an award of shares with a value up to 100% of base salary, at the prevailing market price of 81.75 pence per share on 13 July 2006. These shares will be satisfied by the transfer of existing shares held in trust after the vesting date in July 2009.

F

The Performance share plan was introduced to incentivise the Group’s senior executives. There are two performance conditions which will align the interests of senior executives with those of shareholders.

TSR: The total number of shares that will vest will be up to 50% dependent on TSR growth over the performance period. TSR is required to grow by 30% from the effective base of £1.24 for 7.5% of the shares to vest up to a maximum of 50% being received if the TSR grows by 80% or more.

ROIC: 50% of the total award vests on achievement of a minimum growth in ROIC over the performance period. The number of shares that each participant receives is calculated on a straight line basis with 7.5% of the shares being received if the Group achieves growth of 100 basis points and maximum of 50% being received if the Group achieves growth of 200 basis points or more.

G

The award of matching shares to S Barden was made as part of his recruitment as chief executive. The performance conditions attached to the matching share award are the same as those for the Performance share plan (see F) save that threshold vesting of the TSR element will not occur unless the Group achieves growth in TSR of 35% over the relevant period. Half the matching award will vest on the third anniversary of the grant with the other half vesting on the fourth anniversary of the grant to the extent that the performance conditions are met and providing he retains the purchased shares and remains employed by the Group.

H	The Group introduced a HM Revenue & Customs approved savings-related share option plan for all employees. There are no performance conditions attached to these options.

I	This relates to the second year of awards under the Performance share plan. The two performance conditions which will align the interests of senior executives with those of shareholders are:

TSR: The total number of shares that will vest will be up to 50% dependent on TSR growth over the performance period. TSR is required to grow by 30% from the effective base of £0.659 for 7.5% of the shares to vest up to a maximum of 50% being received if the TSR grows by 80% or more.

ROIC: 50% of the total award vests on achievement of a minimum growth in ROIC over the performance period. The number of shares that each participant receives is calculated on a straight line basis with 7.5% of the shares being received if the Group achieves growth of 100 basis points and maximum of 50% being received if the Group achieves growth of 200 basis points or more.

For further information on share incentive schemes see the Remuneration report on pages 41 to 52.

Notes to the consolidated financial statements continued

34 Equity settled share based payments continued

Details of movements in share options during the period are as follows:

	Options 2009 number	Weighted average exercise price 2009 £	Options 2008 number	Weighted average exercise price 2008 £
Outstanding at start of period	1,920,865	0.80	8,533,451	1.23
Forfeited during period	(517,762)	0.80	(5,410,637)	1.34
Expired during period	—	—	(1,201,949)	1.46
Outstanding at end of period	1,403,103	0.80	1,920,865	0.80

Exercisable at end of period	1,403,103	0.80	1,920,865	0.80

Forfeiture arises when the employee leaves within the vesting period. Expiration of shares occurs when the last date for exercise has passed and the option has not been exercised.

There were no share options exercised during the period (2007/08: nil). The options outstanding had a weighted average remaining contractual life of 7.27 years (2007/08: 8.27 years). The weighted average fair value of the share options outstanding is £0.15 (2007/08: £0.15) per share. The exercise price of options outstanding at the period end was £0.80 (2007/08: £0.80).

The Group recognised total expenses of 2.7m (2007/08: 1.1m) in the period relating to equity settled share based payment transactions.

35 Retirement benefit obligations

Defined benefit schemes

The Group operates a number of defined benefit schemes for qualifying employees, principally the Northern Foods Pension Scheme (‘the Scheme’) and Northern Foods Pension Builder (‘Pension Builder’) in the United Kingdom and the Green Isle Foods Group Retirement and Death Benefit Plan (‘the Plan’) in the Republic of Ireland. Under the Scheme, Pension Builder and the Plan, employees are entitled to retirement benefits based on pay and service. The Scheme, Pension Builder and the Plan are funded schemes whilst the Group’s Post retirement medical benefit scheme is unfunded. The Scheme and the Plan are final salary schemes. The assets of the Scheme, Pension Builder and the Plan are held in trustee administered funds separate from the finances of the Group.

On 22 March 2005 the Company announced the closure of the Scheme to new entrants and withdrew its agreement to allow early retirement on an enhanced basis. Pension Builder was introduced on 1 May 2005 and is available to all UK based employees. Pension Builder is a defined benefit scheme based on the career average principle.

Northern Foods has reviewed the future cost of delivering benefits against a challenging background of social and economic changes in order to maintain competitiveness and long term success. This has resulted in approximately 300 of the senior management population moving from the Scheme and Pension Builder to a defined contribution scheme from 29 March 2009.

The most recent valuation of the Scheme for the purpose of the financial statements and the present value of defined benefit obligations was carried out at 28 March 2009 by an independent qualified actuary, PricewaterhouseCoopers LLP. The present value of the defined benefit obligation/asset, the related current service cost and past service cost was measured using the projected unit credit method. The principal assumptions used for the purpose of the actuarial valuation of the Scheme and Pension Builder are detailed below.

	Valuation date
	2009	2008
Rate of increase in salaries	3.0%	3.9%
Rate of increase to pensions in payment	2.7%	3.1%
Rate of increase to deferred pensions	3.0%	3.4%
Discount rate	6.8%	6.4%
Inflation assumption	2.8%	3.4%

35 Retirement benefit obligations continued

Sensitivities

The mortality assumptions used are based on mortality experience of the Scheme and anticipated mortality experience. The assumptions are below the national average reflecting the socio-economic make up of the Scheme membership. For the valuation at 28 March 2009, the Company has adopted the medium cohort principle for the Scheme and Pension Builder (2007/08: medium cohort). If life expectancy is increased or decreased by one year, liabilities are estimated to increase or decrease by £15.0m respectively. The impact of a 0.1% increase or decrease in the discount rate would decrease or increase liabilities by £11.0m respectively. The impact of a 0.1% increase or decrease in the rate of increase to pensions would increase or decrease liabilities by £5.2m respectively. The impact of a 0.1% increase or decrease in the inflation assumption would increase or decrease liabilities by £1.5m respectively.

The life expectancy in years for a member aged 65 is as follows:

		Valuation date
		2009	2008
Current pensioner	- male	18.7	18.7
	- female	21.0	21.0
Future pensioner	- male	20.0	20.0

	- female	22.2	22.2

Post retirement medical benefit scheme

Until 31 March 1999, the Group operated a post retirement medical benefit scheme. The method of accounting, assumptions and the frequency of valuations are similar to those used for defined benefit pension schemes detailed on page 94. The main actuarial assumptions are the underlying medical cost inflation of 4.8% per annum (2007/08: 5.4%) and the discount rate of 6.8% per annum (2007/08: 6.4%).

If the assumed rate of underlying medical cost inflation increased or decreased by 1.0% per annum then the valuation of the liabilities is estimated to increase or decrease by approximately £0.5m (2007/08: £0.4m) respectively.

Amounts recognised in the income statement in respect of the Group’s defined benefit schemes and post employment medical benefit scheme are as follows:

	Defined benefit schemes		Post retirement medical benefit scheme		Total retirement benefit schemes
	2009 £m	2008 £m	2009 £m	2008 £m	2009 £m	2008 £m
Current service cost	6.2	9.7	—	—	6.2	9.7
Interest on obligation	45.0	42.3	0.3	0.2	45.3	42.5
Expected return on scheme assets	(53.8)	(58.2)	—	—	(53.8)	(58.2)
Curtailment gain	(1.2)	—	—	—	(1.2)	—

	(3.8)	(6.2)	0.3	0.2	(3.5)	(6.0)

The service cost for the period has been included within cost of sales £5.4m (2007/08: £8.4m), distribution costs £0.3m (2007/08: 0.5m) and administrative expenses £0.5m (2007/08: £0.8m). The interest on obligation and expected return on scheme assets is included within financing. Actuarial gains and losses have been reported in the Consolidated statement of recognised income and expense.

The curtailment gain of £1.2m consists of a £0.4m gain following the mothballing of the Fenland site, and a £0.8m gain on moving 300 members of the leadership population out of the defined benefit schemes to a defined contribution scheme effective 1 April 2009.

Notes to the consolidated financial statements continued

35 Retirement benefit obligations continued

The amounts recognised in the Consolidated balance sheet in respect of the Group’s defined benefit schemes and post retirement medical benefit scheme are as follows:

	Defined benefit schemes		Post retirement medical benefit scheme		Total retirement benefit schemes
	2009 £m	2008 £m	2009 £m	2008 £m	2009 £m	2008 £m
Present value of obligations	(705.1)	(718.2)	(3.6)	(4.4)	(708.7)	(722.6)
Fair value of scheme assets	637.2	784.2	—	—	637.2	784.2

	(67.9)	66.0	(3.6)	(4.4)	(71.5)	61.6

The following table shows the split of the Group’s defined benefit schemes and post retirement medical benefit scheme between retirement benefit assets and retirement benefit obligations:

	Defined benefit schemes		Post retirement medical benefit scheme		Total retirement benefit schemes
	2009 £m	2008 £m	2009 £m	2008 £m	2009 £m	2008 £m
Retirement benefit assets	—	71.5	—	—	—	71.5
Retirement benefit obligations	(67.9)	(5.5)	(3.6)	(4.4)	(71.5)	(9.9)

	(67.9)	66.0	(3.6)	(4.4)	(71.5)	61.6

The table above does not include the related deferred tax assets and liabilities.

Movements in the present value of obligations are as follows:

	Defined benefit schemes		Post retirement medical benefit scheme		Total retirement benefit schemes
	2009 £m	2008 £m	2009 £m	2008 £m	2009 £m	2008 £m
At start of period	718.2	805.4	4.4	4.7	722.6	810.1
Current service cost	6.2	9.7	—	—	6.2	9.7
Interest on obligation	45.0	42.3	0.3	0.2	45.3	42.5
Actuarial gains	(36.1)	(109.2)	(0.8)	(0.3)	(36.9)	(109.5)
Curtailment gain	(1.2)	—	—	—	(1.2)	—
Contributions from scheme members	4.8	5.1	—	—	4.8	5.1
Benefits paid	(34.9)	(37.5)	(0.3)	(0.2)	(35.2)	(37.7)
Exchange differences	3.1	2.4	—	—	3.1	2.4

At end of period	705.1	718.2	3.6	4.4	708.7	722.6

Movements in the fair value of scheme assets are as follows:

	Defined benefit schemes
	2009 £m	2008 £m
At start of period	784.2	801.5
Expected return on scheme assets	53.8	58.2
Actuarial losses	(180.0)	(74.2)
Contributions from sponsoring companies	7.1	29.5
Contributions from scheme members	4.8	5.1
Benefits paid	(34.9)	(37.5)
Exchange differences	2.2	1.6

At end of period	637.2	784.2

35 Retirement benefit obligations continued

The fair value of scheme assets at the balance sheet date and the expected rate of return are analysed as follows:

	2009 £m	2008 £m	2009%	2008%
Defined benefit schemes
Equity	338.9	498.0	8.1	7.9
Bonds	284.5	284.0	6.8	6.4
Other	13.8	2.2	0.5	5.3

	637.2	784.2

The expected return on individual classes of pension scheme assets are determined by reference to external indices and after taking advice from external advisers. The overall expected rate of return is the weighted average of the returns above, allowing for anticipated balances held in each asset class according to the Scheme’s investment strategy. The actual return on scheme assets was a loss of £126.2m (2007/08: £16.0m).

Work has continued to reduce future funding volatility of the Scheme as the revised investment strategy, agreed in 2008/09 is implemented. Paragraph 106 of IAS 19 requires the expected return on plan assets to be based on market expectations of returns over the entire life of the related obligation and as such the revised expected returns have been reflected. The weighted average expected return of the revised investment strategy is 7.1% and this will be used to calculate the expected return on assets for 2009/10.

The history of experience adjustments is as follows:

	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
Defined benefit schemes
Present value of obligations	(705.1)	(718.2)	(805.4)	(813.0)	(729.3)
Fair value of scheme assets	637.2	784.2	801.5	727.8	562.9

Deficit in the scheme	(67.9)	66.0	(3.9)	(85.2)	(166.4)

Experience adjustments on scheme obligations:
Amount loss/(gain)	56.0	—	—	30.2	(0.7)
Percentage of scheme obligations	7.9%	—	—	3.7%	0.1%

Experience adjustments on scheme assets:
Amount (loss)/gain	(180.0)	(74.2)	(15.5)	99.6	14.2
Percentage of scheme obligations	25.5%	9.5%	1.9%	13.7%	2.5%

The cumulative effect of the experience adjustments on scheme liabilities as included in the Consolidated statement of recognised income and expense is a loss of £26.5m (2007/08: gain of £29.5m).

The cumulative effect of the experience adjustments on scheme assets as included in the Consolidated statement of recognised income and expense is a loss of £170.2m (2007/08: gain of £9.8m).

The Group expects to make contributions of approximately £5m to its defined benefit schemes in 2009/10.

Notes to the consolidated financial statements continued

36 Events after the balance sheet date

On 27 May 2008 the Group announced that following the conclusion of negotiations to seek mutually acceptable and commercially viable terms for business supplied from Northern Foods’ Hull ready meals facility, Northern Foods and its main customer served by the site have agreed to terminate the existing supply contracts.

As a result, we will be commencing consultation with employees on a proposal to cease production and close the site, in accordance with our strategy to continue with business only where terms generate an adequate return. The proposal includes consultation to move a proportion of production to other facilities. The net profit impact in 2009/10 will be minimal and the Company will incur a one off cash restructuring cost in the 2009/10 financial year which is expected to be less than £5m. Our 2008/09 accounts include a non-cash impairment of £5.9m.

The Group has also proposed a final dividend outlined in note 11 which is a non-adjusting post balance sheet event. There have been no other post balance sheet events.

37 Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Remuneration of key management personnel

The remuneration of the Board of directors, who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 ‘Related party disclosures’. Further information about the remuneration of individual directors is provided in the audited section of the Directors’ remuneration report.

	2009 £m	2008 £m
Salaries and other short term employee benefits	1.3	1.8
Post employment benefits	0.1	—
Compensation for loss of office	—	0.2
Share based payments	0.6	0.4

	2.0	2.4

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F-115

ANNEXURE IV

CONSOLIDATED FINANCIAL STATEMENTS
OF
THE NORTHERN FOODS GROUP
FOR THE 52 WEEKS ENDED 29 MARCH 2008
(AUDITED)

Independent auditors’ report—Group financial statements

To the members of Northern Foods plc

We have audited the Group financial statements of Northern Foods plc for the 52 weeks ended 29 March 2008 which comprise the Consolidated income statement, the Consolidated balance sheet, the Consolidated cash flow statement, the Consolidated statement of recognised income and expense, the Consolidated statement of changes in equity and the related notes 1 to 39. These Group financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors’ remuneration report that is described as having been audited.

We have reported separately on the parent company financial statements of Northern Foods plc for the 52 weeks ended 29 March 2008.

This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors’ responsibilities for preparing the Annual report, the Directors’ remuneration report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union are set out in the Statement of directors’ responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view, whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the part of the Directors’ remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors’ report is consistent with the Group financial statements. The information given in the Directors’ report includes that specific information presented in the Performance review and the Chief executive’s report that is cross referred from the Performance review section of the Directors’ report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.

We review whether the Corporate governance report reflects the Company’s compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual report as described in the contents section and consider whether it is consistent with the audited Group financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any further information outside the Annual report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements and the part of the Directors’ remuneration report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements and the part of the Directors’ remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements and the part of the Directors’ remuneration report to be audited.

Opinion

In our opinion:

•

the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Group’s affairs as at 29 March 2008 and of its profit for the 52 weeks then ended;

•	the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;

•	the part of the Directors’ remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985; and

•	the information given in the Directors report is consistent with the Group financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors Leeds
27 May 2008

Consolidated income statement
for the 52 weeks ended 29 March 2008

	Notes	Before restructuring items 2008 £m	Restructuring items 2008 £m	Total 2008 £m	Restated (note 10)
					Before restructuring items 2007 £m	Restructuring items 2007 £m	Total 2007 £m
Continuing operations:
Revenue	4,5	931.9	—	931.9	888.5	—	888.5

Profit from operations	5,6,7,8	48.4	(4.7)	43.7	45.7	(5.6)	40.1
Finance income	4,10	59.2	—	59.2	53.8	—	53.8
Finance expense	10	(57.5)	—	(57.5)	(59.5)	—	(59.5)

Profit/(loss) before taxation		50.1	(4.7)	45.4	40.0	(5.6)	34.4
Taxation	11	(11.7)	0.8	(10.9)	(8.1)	1.7	(6.4)

Profit for the period from continuing operations		38.4	(3.9)	34.5	31.9	(3.9)	28.0

Discontinued operations:
Revenue	4,5	—	—	—	317.4	—	317.4

Profit from operations	5,6,7,8	—	—	—	1.3	2.4	3.7
Loss on sale of discontinued operations	7	—	—	—	—	(58.7)	(58.7)
Taxation	11	—	—	—	(0.3)	4.8	4.5

Profit/(loss) for the period from discontinued operations		—	—	—	1.0	(51.5)	(50.5)

Profit/(loss) for the period		38.4	(3.9)	34.5	32.9	(55.4)	(22.5)

The result for the period is all attributable to equity holders of the parent.
Earnings/(loss) per share (pence)
From continuing operations:
Basic	14			7.08			5.72
Diluted	14			6.95			5.66

From continuing and discontinued operations:
Basic	14			7.08			(4.60)
Diluted	14			6.95			(4.55)

Consolidated balance sheet
as at 29 March 2008

	Notes	29 March 2008 £m	31 March 2007 £m
Non-current assets
Goodwill	15	54.8	45.0
Other intangible assets	16	4.6	3.5
Property, plant and equipment	17	320.0	321.0
Retirement benefit assets	37	71.5	—
Deferred taxation assets	29	—	9.4

		450.9	378.9

Current assets
Inventories	18	47.2	45.8
Trading investments	19	0.1	4.9
Trade and other receivables	21	111.3	114.3
Cash and cash equivalents	22	72.9	48.3

		231.5	213.3

Total assets		682.4	592.2

Current liabilities
Trade and other payables	23	(184.4)	(189.8)
Provisions	24	(2.3)	(7.7)
Current taxation liabilities		(26.0)	(27.8)
Bank loans and overdrafts	25	(0.3)	(0.4)

		(213.0)	(225.7)

Non-current liabilities
Revolving credit facility 2010	25, 26	(130.0)	(85.0)
Senior loan notes 2012–2017	25, 26	(131.6)	(132.6)
Derivative financial instruments	27	(4.1)	(6.5)
Retirement benefit obligations	37	(9.9)	(8.6)
Deferred taxation liabilities	29	(14.7)	–
Accruals and deferred income		(13.7)	(12.6)

		(304.0)	(245.3)

Total liabilities		(517.0)	(471.0)

Net assets		165.4	121.2

Equity
Share capital	30	128.6	128.6
Share premium account	31	65.1	65.1
Capital redemption reserve	31	23.6	23.6
Reserve for own shares	31	(39.5)	(34.2)
Employee share ownership trust reserve	31	(8.3)	(4.2)
Hedging and translation reserve	31	21.4	4.9
Other reserves	31	5.2	4.2
Retained earnings	31	(30.7)	(66.8)

Equity attributable to the equity holders of the parent		165.4	121.2

The financial statements were approved by the Board of directors and authorised for issue on 27 May 2008. They were signed on its behalf by:

S Barden Director 27 May 2009	JK Maiden Director 27 May 2009

Consolidated cash flow statement
for the 52 weeks ended 29 March 2008

	Notes	2008 £m	2007 £m
Net cash from operating activities	32	32.5	50.6
Investing activities:
Interest received		1.3	0.9
Purchase of property, plant and equipment		(21.5)	(29.5)
Proceeds of sale of property, plant and equipment		4.4	6.7
Proceeds from settlement of insurance claim		—	30.0
Purchase of trading investments		—	(3.4)
Disposal of trading investments		4.8	8.1
Acquisitions of subsidiary and businesses (net of cash acquired, acquisition costs, working capital and debt adjusters)	12	(22.0)	—
Disposal of discontinued operations (net of disposal costs, working capital and debt adjusters)		—	171.0
Receipt of deferred consideration		6.7	—
Cash balances disposed of with discontinued operations		—	(300)
Grants received		0.3	1.3

Net cash (used in)/from investing activities		(26.0)	155.1
Financing activities:
Dividends paid	13	(21.0)	(11.5)
Increase/(decrease) in amounts drawn on Revolving credit facility 2010	25	45.0	(185.0)
Repayment of borrowings		—	(0.2)
Purchase of treasury shares	31	(5.3)	—
Purchase of shares for Employee share ownership trust	31	(4.1)	—

Net cash from/(used in) financing activities		14.6	(196.7)

Net increase in cash and cash equivalents		21.1	9.0

Net cash and cash equivalents:
Total Group at start of period–all continuing operations		47.9	39.3
Effect of foreign exchange rates		3.6	(0.4)

Cash and cash equivalents at end of period		72.6	47.9

Cash and cash equivalents comprise:
Cash and cash equivalents		72.9	48.3
Bank loans, overdrafts and loan notes due within one year		(0.3)	(0.4)
		72.6	47.9

Reconciliation of net cash flow to movements in net debt
for the 52 weeks ended 29 March 2008

	Notes	2008 £m	2007 £m
Net increase in cash and cash equivalents		21.1	9.0
Decrease in trading investments	19	(4.8)	(4.7)
(Increase)/decrease in amounts drawn on Revolving credit facility 2010	25	(45.0)	185.0
Decrease in borrowings		—	0.2
Increase in finance leases	35	(0.8)	—

		(29.5)	189.5
Effect of foreign exchange rates		3.6	(0.4)
Other movements		(0.1)	(0.2)

Movements in net debt in period		(26.0)	188.9
Net debt at start of period		(174.2)	(363.1)

Net debt at end of period	28	(200.2)	(174.2)

Consolidated statement of recognised income and expense
for the 52 weeks ended 29 March 2008

	Notes	2008 £m	2007 £m
Currency translation differences on overseas investment	31	13.0	(3.0)
Actuarial gains/(losses) on defined benefit pension schemes	31,37	35.3	(0.5)
Taxation on actuarial gains/(losses) taken directly to equity	29	(12.8)	0.1
Fair value movement on cash flow hedge	31	2.4	(5.0)
Transfer to profit or loss on cash flow hedge	31	1.1	10.3

Net income recognised directly in equity		39.0	1.9
Profit for the period from continuing operations		34.5	28.0
Loss for the period from discontinued operations		—	(50.5)

Total recognised income and expense for the period		73.5	(20.6)

Total recognised income and expense for the period is all attributable to equity holders of the parent.

Consolidated statement of changes in equity
for the 52 weeks ended 29 March 2008

	Notes	2008 £m	2007 £m
Total recognised income and expense for the period		73.5	(20.6)
Equity dividends	13, 31	(21.0)	(11.5)
Purchase of shares for Employee share ownership trust	31	(4.1)	—
Purchase of treasury shares	31	(5.3)	—
Equity settled incentive schemes	31	1.1	1.1
Deferred taxation on equity settled incentive schemes taken directly to equity	29, 31	(0.1)	0.1
Deferred taxation on revaluation reserve	29	0.1	—

Movements in total equity in the period		44.2	(30.9)
Total equity at start of period		121.2	152.1

Total equity at end of period		165.4	121.2

Notes to the condensed financial statements

1 General information

Northern Foods plc (Northern Foods) is a company incorporated in the United Kingdom under the Companies Act 1985. The address of the registered office is included within the Company information section. The nature of the Group’s operations and its principal activities are set out in the segmental reporting note and in the Performance review.

The financial statements are presented in pounds sterling because that is the currency of the primary economic environment in which the Group operates. Overseas operations are included in accordance with the accounting policies.

2 Adoption of new and revised standards

In the current year, the Group has adopted International Financial Reporting Standard (IFRS) 7 ‘Financial Instruments: Disclosures’ which is effective for annual reporting periods beginning on or after 1 January 2007. The impact of the adoption of IFRS 7 has been to expand the disclosures provided in these financial statements regarding the Group’s financial instruments and management of capital.

The Group has also taken the decision to adopt International Financial Reporting Interpretations Committee (IFRIC) 14 ‘International Accounting Standard (IAS) 19: The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ in these financial statements. This is an early adoption of the interpretation which is not compulsory until annual periods beginning on or after 1 January 2008. The impact of the adoption of this interpretation is discussed in note 37 Retirement benefit obligations.

3 Significant accounting policies

Basis of accounting

The financial statements have been prepared in accordance with IFRS. These financial statements have also been prepared in accordance with IFRS adopted by the European Union (EU) and therefore the Group financial statements comply with Article 4 of the EU International Accounting Standards (IAS) Regulation.

The financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments.

Northern Foods’ management considers the following to be the most important accounting policies for the Group. In applying these accounting policies, management makes certain judgements and estimates that affect the reported amounts of assets and liabilities at the period end date and the reported revenues and expenses during the financial year. The financial statements have been prepared in accordance with the Group’s accounting policies described below.

The Group has changed the presentation of the net pensions financing credit (expected return on scheme assets less interest on pension scheme liabilities) to be included as a financing item within finance income and finance expense, rather than within profit from operations. This allows easier understanding of the underlying operational performance of the Group. The presentation in the prior period has been amended to reflect this change. This change in presentation has no impact on profit before tax or net assets in either period. This is shown in note 10 Net finance costs.

Key accounting judgements and sources of estimation uncertainty

The key accounting judgements and sources of estimation uncertainty with a significant risk of causing a material adjustment to assets and liabilities in the next 12 months include the following:

Pensions–movements in equity markets, interest rates and life expectancy could materially affect the level of surpluses and deficits in the pension schemes. The key assumptions used to value pension assets and liabilities are set out in note 37 Retirement benefit obligations;

Tax–the Group carries out tax planning consistent with a group of its size, and makes appropriate provision, based on best estimates, until tax computations are agreed with the taxation authorities;

Useful economic life estimates–the Group reviews the useful economic lives attributed to assets on an ongoing basis to ensure they are appropriate. Changes in economic life could impact the carrying value and charges to the income statement in future periods;

Provisions–using information available at the balance sheet date, the directors make judgements based on experience on the level of provision required. Further information received after the balance sheet date may impact the level of provision required;

Share based payments–in accordance with IFRS 2 ‘Share-based payments’, share options and other share awards are measured at fair value at the date of grant. The fair value determined is then expensed in the income statement on a straight line basis over the vesting period, with a corresponding increase in equity. The fair value of the options and other share awards are measured using the Black-Scholes and Monte Carlo option pricing models. The valuation of these share based payments requires several judgements to be made in respect of the number of options that are expected to be exercised. Details of the assumptions made in respect of each of the share based payment schemes are disclosed in note 36 Equity settled share based payments. Changes in these assumptions could lead to changes in the income statement expense in future periods;

Impairment–the Group reviews the carrying value of goodwill and fixed assets and other intangibles, including acquisition intangibles. It has impaired certain asset values on a value in use basis. Future changes in performance or disposals could impact this value.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 29 March 2008, together known as the Group. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary, or trade and assets of businesses acquired, are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to the Consolidated income statement during the period of any acquisition.

3 Significant accounting policies continued

The results of subsidiaries and businesses acquired or disposed of during the period are included in the Consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries and businesses acquired to bring the accounting policies used into line with those used by the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Business combinations

The acquisition of subsidiaries and businesses acquired are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 ‘Business combinations’ are recognised at their fair value at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 ‘Non Current Assets Held for Sale and Discontinued Operations’, which are recognised and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in the income statement as a profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Disposal groups

Disposal groups classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

Disposal groups are classified as held for sale if their carrying amount will be recovered primarily through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the disposal group is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, Value Added Tax (VAT) and other sales related taxes.

(a) Sales of goods

Sales of goods are recognised when goods are delivered and title has passed.

(b) Sales of services

Sales of services are recognised on completion of the service.

(c) Finance income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

Finance income includes the expected return on scheme assets. This is a change from the prior period where it was included in profit from operations. The prior period has been amended to reflect this change.

Foreign currencies

(a) Functional and presentation currency

The individual financial statements of each Group company are presented in the currency of the primary economic environment in which it operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each Group company are expressed in pounds sterling, which is the functional currency of the Company, and the presentation currency for the consolidated financial statements.

(b) Transactions and balances

In preparing the financial statements of the individual companies, transactions in currencies other than pounds sterling are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items are included in the income statement for the period.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

(c) Group companies

On consolidation, the assets and liabilities of the Group’s overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group’s translation reserve. Such translation differences are recognised as income or an expense in the period in which the operation is disposed of.

Leases

Leases are classified as finance leases whenever the terms of the lease involve the substantial transfer of the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Notes to the condensed financial statements continued

3 Significant accounting policies continued

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Group’s general policy on borrowing costs.

Rentals payable under operating leases are charged to income on a straight line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight line basis over the lease term.

Taxation

The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on the taxable profit or loss for the period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences arise from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered.

Deferred tax is calculated at the tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited to the income statement, except where it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, and when they relate to income taxes levied by the same taxation authority, and the Group intends to settle its current tax assets and liabilities on a net basis.

Property, plant and equipment

Property, plant and equipment held for use in the production or supply of goods, or for administrative purposes is stated in the balance sheet at historical cost or deemed cost, less depreciation. Historical cost includes the expenditure that is directly attributable to the acquisition of the items. Deemed cost includes surpluses arising on the revaluation of certain properties to their fair values prior to the date of transition to IFRS. Land is not depreciated.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Assets in the course of construction are carried at cost less any recognised impairment loss. Cost includes professional fees which are capitalised in accordance with the Group’s accounting policy. Depreciation of these assets commences when the assets are ready for their intended use.

Depreciation is charged so as to write off the cost or valuation of assets over their estimated useful lives, using the straight line method, on the following basis:

Property	20–50 years
(or over the remaining life of the lease if shorter)
Plant and equipment	5–15 years
Motor vehicles	4–10 years

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Intangible assets

(a) Goodwill

Goodwill arising on consolidation represents the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition.

Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill which is recognised as an asset is reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

3 Significant accounting policies continued

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK Generally Accepted Accounting Principles (GAAP) amount subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

(b) Computer software

Computer software that is not integral to an item of property, plant or equipment is classified as an intangible asset and is held on the balance sheet at cost net of amortisation. These costs are amortised over their estimated useful lives of ten years.

(c) Customer relationships

Customer relationships are included at fair value at the date of acquisition and are held on the balance sheet at cost net of amortisation. These costs are amortised over their estimated useful lives of ten years.

Impairment of tangible and intangible assets excluding goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash generating unit (CGU) to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money, and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

With the exception of goodwill, where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or CGU in prior years. A reversal of an impairment loss is recognised as income immediately.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred bringing the inventories to their present location and condition. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Retirement benefit costs

(a) Pension obligations/assets

The Group operates a number of defined benefit schemes for qualifying employees, principally the Northern Foods Pension Scheme (‘the Scheme’) and Northern Foods Pension Builder (‘Pension Builder’) in the United Kingdom and the Green Isle Foods Group Retirement and Death Benefit Plan (‘the Plan’) in the Republic of Ireland. A defined benefit scheme is one where the amount of pension benefit an employee will receive on retirement is dependent on age, years of service and compensation.

For defined benefit retirement benefit schemes, the cost of providing benefits is determined using the Projected unit credit method, with actuarial valuations for the purpose of the financial statements being carried out at each balance sheet date. Actuarial gains and losses are recognised in full in the period in which they occur. They are recognised outside the income statement and are presented in the statement of recognised income and expense.

The retirement benefit obligation/asset recognised in the balance sheet represents the present value of the defined benefit obligation/asset as adjusted for unrecognised past service costs, and net of the fair value of the scheme assets. Any asset resulting from this calculation is limited to the past service cost plus the present value of the available refunds and reductions in future contributions. The Group has considered the impact of IFRIC 14 at the period end. However, as the rules of the Scheme give the Company an unconditional right to a refund of the current residual surplus, there is no restriction to the level of surplus that is recognised in the balance sheet.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight line basis over the average period until the benefits vest.

Current service cost is recognised within profit from operations in the income statement.

The expected return on scheme assets and the interest on pension scheme liabilities are recognised in finance income and finance expense respectively.

(b) Post retirement healthcare

The Group provides post retirement healthcare benefits to eligible retired employees. An employee is eligible if granted the benefit and if retirement occurred on or before 31 March 1999. Employees who were granted the benefit, but retired after 31 March 1999, will not receive this benefit in retirement. Post 31 March 1999, the benefit was not granted to any employees.

The expected cost of this benefit has been computed using an accounting methodology similar to that for defined benefit pension schemes. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are recognised in full in the period in which they occur.

They are recognised outside the income statement and presented in the statement of recognised income and expense. These obligations are valued annually for the purpose of the financial statements by independent qualified actuaries.

Notes to the condensed financial statements continued

3 Significant accounting policies continued

Financial instruments

Financial assets and financial liabilities are recognised in the Group’s balance sheet when the Group becomes a party to the contractual provisions of the financial instrument.

Financial assets

Trading investments are classed as held for trading. Any gains and losses arising from the change in fair value are recognised in the income statement for the period.

Financial assets held by the Company are classified as held for trading or loans and receivables at amortised cost. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Loans and receivables

Trade receivables, loans, other receivables and cash and cash equivalents that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables at amortised cost. Loans and receivables are measured at amortised cost using the effective interest method, less any impairment. Interest income is recognised by applying the effective interest rate, except for short term receivables when the recognition of interest would be immaterial.

Impairment of financial assets

Financial assets are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognised in the income statement.

If in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed through the income statement to the extent that the carrying amount of the investment at the date the impairment is reversed and does not exceed what the amortised cost would have been had the impairment not been recognised.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, deposits held at call with banks and other short term, highly liquid, investments with original maturities of three months or less.

Bank overdrafts are shown within borrowing in current liabilities on the balance sheet.

Derecognition of financial assets

The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire; or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

Financial liabilities

Financial liabilities held by the Group are classified as financial liabilities measured at amortised cost, financial liabilities held at amortised cost in a cash flow hedging relationship, and derivatives that are designated and effective as hedging instruments carried at fair value.

Financial liabilities measured at amortised cost are initially measured at fair value, net of transaction costs, and subsequently measured at amortised cost using the effective interest method. Interest expense is recognised on an effective yield basis. The effective interest method is used to calculate the amortised cost of a financial liability by allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability.

Bank borrowings

Interest bearing bank loans and overdrafts are classified as other financial liabilities at amortised cost. They are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis in the income statement using the effective interest rate method. They are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Derecognition of financial liabilities

The Group derecognises financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire.

Derivative financial instruments and hedge accounting

The Group’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Group uses foreign exchange forward contracts and interest rate swap contracts to hedge some of these exposures. The Group does not use derivative financial instruments for speculative purposes.

The use of financial derivatives is governed by the Group’s policies approved by the Board of directors, which provide written principles on the use of financial derivatives. Further information on currency and interest rate management is provided in note 27 Financial instruments.

Changes in the fair value of derivative financial instruments that are designated and effective as hedging instruments are recognised directly in equity. The ineffective portion is recognised immediately in the income statement. If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had been previously recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss.

3 Significant accounting policies continued

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedging transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement at net profit or loss for the period.

Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors’ best estimate of the expenditure required to settle the obligation at the balance sheet date.

Share based payments

The Group has applied the requirements of IFRS 2 ‘Share-based payments’. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested at 1 January 2005.

The Group issues equity settled share based payments to certain employees in addition to issuing an HM Revenue & Customs approved Savings-related share option scheme for all employees. Equity settled share based payments are measured at fair value (excluding the effect of non-market based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity settled share based payments is expensed on a straight line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest and adjusted for the effect of non-market based vesting conditions.

Fair value is measured by use of the Black-Scholes and Monte Carlo models. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of nontransferability, exercise restrictions, and behavioural considerations.

Government grants

Government grants in respect of capital expenditure are credited to deferred income and are released to the income statement over the expected useful lives of the relevant assets by equal annual instalments. Grants of a revenue nature are credited to the income statement so as to match them with the expenditure to which they relate.

Research and development

Research and development costs comprise all directly attributable costs necessary to create and produce new products which are both brand new in design and those being modified. Costs classified as research and development include raw materials, labour costs, artwork origination and market research directly attributable to developing the product.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Accounting standards in issue but not yet effective

At the date of approval of these financial statements, the following standards and interpretations, considered relevant to the Group, were in issue but not yet effective and have not been applied in these financial statements:

>	IFRIC 12 ‘Service Concession Arrangements’

>	IFRIC 13 ‘Customer Loyalty Programmes’

>	IFRS 8 ‘Operating Segments’

>	amendments to IAS 1 ‘Presentation of Financial Statements–a Revised Presentation’

>	amendments to IAS 23 ‘Borrowing Costs’

>	IFRS 3 (revised) ‘Business Combinations’

>	amendments to IAS 27 ‘Consolidated and Separate Financial Statements’

>	amendments to IAS 31 ‘Interests in Joint Ventures’

>	amendments to IAS 32 ‘Financial Instruments: Disclosure and Presentation’

The directors anticipate that the adoption of these standards and interpretations in future periods will have no material impact on the financial statements of the Group, except for additional disclosures on operating segments when the relevant standards come into effect for periods commencing on, or after, 1 January 2008.

Non-GAAP measures

Definitions of non-GAAP measures used by Northern Foods are shown below:

(a) Net debt

Net debt is not a defined term under IFRS and may not therefore be comparable with other similarly titled non-IFRS debt measures reported by other companies. The Group adopts this measure because it is used in calculating the banking covenants. It is also the measure used for internal debt analysis. In addition, the net debt balance provides an indication of the net borrowings on which the Company is required to pay interest.

(b) Underlying revenue

Underlying revenue excludes the impact of currency rate changes, product categories no longer manufactured, acquisitions and discontinued operations.

(c) Restructuring items

Items which relate to significant restructuring events and the impact of the fire in the 52 weeks ended 31 March 2007 are presented as a separate column within their relevant Consolidated income statement category. Presentation of these items in a separate column helps to provide a better indication of the Group’s underlying business performance. Restructuring items include costs or income associated with the restructuring of businesses, gains or losses on the disposal of businesses and asset and financial instruments impairments and gains arising from the Group’s restructuring activities.

Notes to the condensed financial statements continued

4 Revenue

The analysis of the Group’s revenue is as follows:

Continuing operations:	2008 £m	Restated 2007 £m
Sale of goods	931.9	888.5

Revenue	931.9	888.5
Finance income	59.2	53.8
Other operating income	0.9	1.9

	992.0	944.2

Discontinued operations:
Sale of goods and services	—	317.4

Revenue	—	317.4
Other operating income	—	4.8

	—	322.2

Total	992.0	1,266.4

5 Segmental reporting

Business segments

For management purposes the Group is organised into three operating divisions; Chilled, Frozen and Bakery. These divisions are the basis on which the Group reports its primary segment information. The continuing operating divisions are as follows:

Division	Major product category
Chilled	Ready Meals, Sandwiches & Salads
Frozen	Pizza, Fish & Vegetables, Pastry, Meat & Meat-free products
Bakery	Biscuits, Puddings

Segment information

The segment information is as follows:

	Chilled		Frozen		Bakery		Total
	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m
Revenue	481.5	622.2	245.4	244.5	205.0	339.2	931.9	1,205.9
Less revenue from discontinued operations	—	(175.5)	—	—	—	(141.9)	—	(317.4)

Revenue from continuing operations	481.5	446.7	245.4	244.5	205.0	197.3	931.9	888.5
Less revenue from acquisitions	(9.7)	—	(2.4)	—	—	—	(12.1)	—
Foreign exchange	—	—	(2.3)	—	—	—	(2.3)	—

Underlying revenue	471.8	446.7	240.7	244.5	205.0	197.3	917.5	888.5

5 Segmental reporting continued

	External revenue		Profit from operations*
	2008 £m	2007 £m	2008 £m	Restated 2007 £m
Continuing operations:
Chilled	481.5	446.7	22.1	14.6
Frozen	245.4	244.5	11.4	18.4
Bakery	205.0	197.3	14.9	12.7

	931.9	888.5	48.4	45.7
Net finance income/(costs)*			1.7	(5.7)

Profit before taxation*			50.1	40.0
Taxation*			(11.7)	(8.1)

Profit for the period from continuing operations*			38.4	31.9

Discontinued operations:
Chilled	—	175.5	—	1.1
Bakery	—	141.9	—	0.2

Profit before taxation*	—	317.4	—	1.3
Taxation*			—	(0.3)

Profit for the period from discontinued operations*			—	1.0

Profit for the period*			38.4	32.9

*	before restructuring items

Continuing restructuring items from operations of £4.7m (2006/07: 5.6m) comprised Chilled £1.3m (2006/07: £2.7m), Frozen £2.9m (2006/07: £1.7m) and Bakery £0.5m (2006/07: £1.2m). Intersegmental sales were charged at prevailing market prices. Continuing intersegmental sales were: Chilled £nil (2006/07: £nil), Frozen nil (2006/07: £nil) and Bakery £0.1m (2006/07: £0.1m).

Continuing profit from operations after restructuring items was: Chilled £20.8m (2006/07: £11.9m), Frozen £8.5m (2006/07: £16.7m) and Bakery £14.4m (2006/07: £11.5m).

Discontinued restructuring items from operations in the prior period was a gain of £2.4m. This comprised a Chilled loss of £15.2m and a Bakery gain of £17.6m. Discontinued intersegmental sales in the prior period were Chilled £0.4m and Bakery £6.6m.

The discontinued result from operations after restructuring items in the prior period was a Chilled loss of £14.1m and a Bakery profit of £17.8m. The loss on the sale of the discontinued operations in the prior period was £58.7m.

Assets/(liabilities)	2008			2007
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Chilled	260.8	(76.8)	184.0	239.6	(87.5)	152.1
Frozen	176.1	(59.0)	117.1	163.8	(52.6)	111.2
Bakery	99.8	(35.0)	64.8	111.0	(34.0)	77.0

Operating assets/(liabilities)	536.7	(170.8)	365.9	514.4	(174.1)	340.3

Unallocated corporate assets:
Cash at bank and in hand	72.9	—	72.9	48.3	—	48.3
Trading investments	0.1	—	0.1	4.9	—	4.9
Loan note from NFT business disposal	—	—	—	6.7	—	6.7
Corporate other receivables	1.2	—	1.2	8.5	—	8.5
Retirement benefit assets	71.5	—	71.5	—	—	—
Deferred tax assets	—	—	—	9.4	—	9.4
Unallocated corporate liabilities:
Total borrowings	—	(261.9)	(261.9)	—	(218.0)	(218.0)
Derivative financial instrument	—	(4.1)	(4.1)	—	(6.5)	(6.5)
Retirement benefit obligations	—	(9.9)	(9.9)	—	(8.6)	(8.6)
Deferred tax liabilities	—	(14.7)	(14.7)	—	—	—
Current tax liabilities	—	(26.0)	(26.0)	—	(27.8)	(27.8)
Corporate other payables	—	(29.6)	(29.6)	—	(36.0)	(36.0)

Total assets/(liabilities)	682.4	(517.0)	165.4	592.2	(471.0)	121.2

Notes to the condensed financial statements continued

5 Segmental reporting continued

Other information–2008 (all continuing)	Chilled £m	Frozen £m	Bakery £m	Group £m
Capital additions	11.2	2.9	5.2	19.3
Depreciation	19.7	12.4	9.0	41.1
Amortisation of other intangible assets	0.3	0.2	0.1	0.6
Impairment of property, plant and equipment	0.9	0.3	0.3	1.5

Other information–2007	Chilled £m	Frozen £m	Bakery £m	Group £m
Capital additions:
Continuing	12.1	5.2	3.2	20.5
Discontinued	3.6	—	4.0	7.6
Depreciation:
Continuing	17.8	10.9	11.9	40.6
Discontinued	8.2	—	7.9	16.1
Amortisation of other intangible assets:
Continuing	0.3	0.1	0.1	0.5
Discontinued	0.2	—	0.2	0.4
Impairment of property, plant and equipment:
Discontinued	5.0	—	—	5.0

Geographical segments

The Group operates in two main geographical areas; the United Kingdom and the Republic of Ireland. The Chilled and Bakery divisions operate in the United Kingdom while the Frozen division operates in both the United Kingdom and the Republic of Ireland. The following table provides an analysis of the Group’s sales by geographical market, irrespective of the origin of the goods/services:

	Revenue
	2008 £m	2007 £m
United Kingdom	858.1	1,131.5
Other	73.8	74.4

	931.9	1,205.9

Revenue in the prior period from the Group’s discontinued operations was derived principally from the United Kingdom (2006/07: £315.8m) and other (2006/07: £1.6m).

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by geographical area in which the assets are located:

	Segment assets		Additions to property, plant and equipment and intangible assets
	2008 £m	2007 £m	2008 £m	2007 £m
United Kingdom	529.8	438.4	17.1	24.3
Republic of Ireland	152.6	153.8	2.2	3.8

	682.4	592.2	19.3	28.1

6 Analysis of consolidated income statement

	Before restructuring items 2008 £m	Restructuring items 2008 £m	Total 2008 £m	Restated
				Before restructuring items 2007 £m	Restructuring items 2007 £m	Total 2007 £m
Continuing operations:
Revenue	931.9	—	931.9	888.5	—	888.5
Cost of sales	(736.0)	(2.5)	(738.5)	(708.0)	(2.4)	(710.4)

Gross profit/(loss)	195.9	(2.5)	193.4	180.5	(2.4)	178.1
Distribution costs	(65.2)	—	(65.2)	(62.2)	(0.3)	(62.5)
Administrative expenses	(83.2)	(2.2)	(85.4)	(74.5)	(2.9)	(77.4)
Other operating income	0.9	—	0.9	1.9	—	1.9

Profit/(loss) from operations	48.4	(4.7)	43.7	45.7	(5.6)	40.1

Discontinued operations:
Revenue	—	—	—	317.4	—	317.4
Cost of sales	—	—	—	(233.0)	7.0	(226.0)

Gross profit	—	—	—	84.4	7.0	91.4
Distribution costs	—	—	—	(66.2)	(0.1)	(66.3)
Administrative expenses	—	—	—	(21.7)	(4.5)	(26.2)
Other operating income	—	—	—	4.8	—	4.8

Profit from operations	—	—	—	1.3	2.4	3.7

7 Restructuring items

	2008 £m	2007 £m
Continuing operations:
Restructuring items from operations	(4.7)	(5.6)
Taxation	0.8	1.7

	(3.9)	(3.9)

Discontinued operations:
Restructuring items from operations	—	2.4
Loss on sale of discontinued operations	—	(58.7)
Taxation	—	4.8

	—	(51.5)
Total	(3.9)	(55.4)

Restructuring items of £4.7m comprised: £2.4m in respect of central cost reduction initiatives including office rationalisation; in the Frozen division, 1.0m relating to headcount reduction and 1.2m relating to reorganisation costs due to the Pastry business combination; and in the Chilled division, £0.1m due to start up costs relating to the chilled soup business combination.

Items which relate to significant restructuring events and the impact of the fire in the 52 weeks ended 31 March 2007 are presented as a separate column within their relevant Consolidated income statement category. Presentation of these items in a separate column helps to provide a better indication of the Group’s underlying business performance. Restructuring items include costs or income associated with the restructuring of businesses, gains or losses on the disposal of businesses and asset and financial instrument impairments and gains arising from the Group’s restructuring activities.

8 Profit/(loss) from operations

Profit/(loss) from operations has been arrived at after charging/(crediting) the restructuring items in note 7 and the items below:

	2008 £m	2007 £m
Net foreign exchange transaction losses/(gains):
Continuing	1.7	(0.3)
Research and development costs (principally new product development):
Continuing	9.5	10.2
Discontinued	—	0.9
Depreciation of property, plant and equipment:
Continuing	41.1	40.6
Discontinued	—	16.1
Impairment of property, plant and equipment:
Continuing	1.5	—
Discontinued	—	5.0
Amortisation of other intangibles:
Continuing	0.6	0.5
Discontinued	—	0.4
Staff costs (note 9):
Continuing	218.5	230.8
Discontinued	—	126.6
Auditors’ remuneration for audit services:
Continuing	0.2	0.2
Discontinued	—	0.1
Government grants:
Continuing	(1.1)	(1.9)
Cost of inventories recognised as expense:
Continuing	736.0	708.0
Discontinued	—	233.0
Write down of inventories recognised as an expense:
Continuing	4.2	2.8
Discontinued	—	0.8
Loss/(profit) on disposal of property, plant and equipment:
Continuing	0.3	(1.5)
Impairment loss recognised on trade receivables:
Continuing	1.0	0.9
Reversal of impairment losses recognised on trade receivables:
Continuing	(0.3)	—
Operating lease charges–Plant and machinery:
Continuing	2.7	1.3
Discontinued	—	2.6
Operating lease charges–Land and buildings:
Continuing	2.2	1.0
Discontinued	—	1.3

Profit on disposal of property, plant and equipment included within restructuring items was £nil (2006/07: £26.6m).

8 Profit/(loss) from operations continued

A more detailed analysis of auditors’ remuneration is provided below:

	2008 Deloitte & Touche LLP £000	2007 Deloitte & Touche LLP £000
Audit services
Fees payable to the Company’s auditors for the audit of the Group’s Annual report	80	80
Fees payable to the Company’s auditors and their associates for the audit of the Company’s subsidiaries pursuant to legislation	146	185

	226	265

Other services
Other services supplied pursuant to legislation–Half year review	37	30
Other services supplied pursuant to legislation–Reporting accountants	—	265
Other services–Accounting advice	47	—
Other	20	2

	104	297

Tax services
Advisory services	119	153
Compliance	143	130

	262	283

Total	592	845

Deloitte & Touche LLP were appointed sole Group auditors for both the current and prior periods.

9 Staff costs

The average monthly number of employees (including executive directors) was:

	2008 number	2007 number
Continuing operations:
Production	9,281	9,111
Distribution	544	622
Administration	942	1,113

	10,767	10,846

Discontinued operations:
Production	—	4,897
Distribution	—	678
Administration	—	300

	—	5,875

Total	10,767	16,721

9 Staff costs continued

Aggregate remuneration comprised:

	2008 £m	2007 £m
Continuing operations:
Wages and salaries	207.1	212.9
Social security costs	17.6	17.3
Other pension (income)/cost	(6.2)	0.6

	218.5	230.8

Discontinued operations:
Wages and salaries	—	112.7
Social security costs	—	8.5
Other pension cost	—	5.4

	—	126.6

In addition to the staff costs disclosed above, redundancy costs were £1.0m (2006/07: £16.9m) which were charged to restructuring.

10 Net finance income/(expense)

	2008 £m	Restated 2007 £m
Finance income:
Loans and receivables at amortised cost:
Bank interest receivable	0.8	0.9
Other interest receivable	0.2	0.5
Expected return on pension scheme assets	58.2	52.4

	59.2	53.8

Finance expense:
Financial liability held at amortised cost in a cash flow hedging relationship:
Interest on Senior loan notes 2012–2017	(7.8)	(7.8)
Other financial liabilities at amortised cost:
Interest on bank overdrafts and loans	(7.2)	(11.8)
Interest on pension scheme liabilities	(42.5)	(39.9)

	(57.5)	(59.5)

Net finance income/(expense)	1.7	(5.7)

The Group has changed the presentation of the net pensions financing credit to be included as a financing item within finance income and finance expense, rather than within profit from operations. This allows easier understanding of the underlying operational performance of the Group. The presentation in the prior period has been amended to reflect this change. This change in presentation has no impact on profit before tax or net assets in either period.

11 Taxation

	Continuing		Discontinued		Total
	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m
Current taxation:
UK corporation tax	(0.4)	4.9	—	0.2	(0.4)	5.1
Overseas tax	1.2	2.5	—	—	1.2	2.5
Tax on restructuring items–UK	—	(1.9)	—	(2.5)	—	(4.4)
Tax on restructuring items–overseas	(0.2)	0.2	—	—	(0.2)	0.2

	0.6	5.7	—	(2.3)	0.6	3.4

Deferred taxation:
UK deferred tax	11.2	1.3	—	0.1	11.2	1.4
Overseas tax	(0.3)	(0.6)	—	—	(0.3)	(0.6)
Tax on restructuring items–UK	(0.6)	—	—	(2.3)	(0.6)	(2.3)

	10.3	0.7	—	(2.2)	10.3	(1.5)

Tax charge/(credit) for the period	10.9	6.4	—	(4.5)	10.9	1.9

UK corporation tax is calculated at 30.0% (2006/07: 30.0%) of the estimated assessable profit or loss for the period. Overseas tax is taxation on profits made in the Republic of Ireland which is calculated at 10.0% (2006/07: 10.0%).

The Finance Act 2007 included provision for a reduction in the rate of UK Corporation tax from 30.0% to 28.0% with effect from 1 April 2008. The rate reduction has been substantively enacted and therefore has been used for the deferred tax calculations on UK businesses.

A deferred tax charge of £0.1m (2006/07: £0.1m credit) was taken to equity relating to equity settled incentive schemes.

A deferred tax charge of £12.8m (2006/07: £0.1m credit) was taken to equity relating to the actuarial gains and losses on the retirement benefit assets and obligations.

The charge for the year can be reconciled to the profit/(loss) per the Consolidated income statement as follows:

	2008 £m	2008%	2007 £m	2007%
Profit/(loss) before taxation:
Continuing operations	45.4	100.0	34.4	167.0
Discontinued operations	—	—	3.7	18.0
Loss on sale of discontinued operations	—	—	(58.7)	(285.0)

Total profit/(loss) before taxation	45.4	100.0	(20.6)	(100.0)

Taxation at the UK corporation tax rate of 30.0%	13.6	30.0	(6.2)	(30.0)
Effect of lower overseas tax rates	(1.9)	(4.2)	(4.4)	(21.4)
Adjustment to tax charge in respect of prior periods:
Corporation tax	(0.7)	(1.5)	(4.3)	(20.9)
Deferred tax	2.1	4.6	(0.5)	(2.4)
Change in UK taxation rate from 30.0% to 28.0%	(2.8)	(6.2)	–	–
Expenses not deductible in determining taxable profit and other items	0.6	1.3	5.2	25.2
Creation of losses not recognised as deferred tax assets	–	–	12.1	58.7

Tax charge and effective tax rate for the period	10.9	24.0	1.9	9.2

The adjustments in respect of prior periods relate to resolutions of previous years’ tax computations and a switch from current to deferred tax with respect to capital allowance disclaimers.

12 Acquisitions

On 19 October 2007, the Group acquired a frozen pie business to integrate into the existing facility in Portumna, Ireland. The production assets, Upper Crust and Tiffany brands and McDougalls licence for the manufacture of frozen pies were all purchased. On 21 November 2007, the Group acquired 100% of the issued share capital of Ethnic Cuisine Limited, a company which manufactures ready meals. On 10 January 2008, the Group acquired the Baxter’s Foods chilled soup manufacturing facility in Grimsby. Soup production from an existing site will be transferred to the newly acquired business during 2008.

All of these business combinations have been accounted for by the acquisition method of accounting under IFRS 3 ‘Business Combinations’.

	Book value £m	Fair value Adjustments £m	Fair value £m
Net assets acquired:
Property, plant and equipment	14.4	—	14.4
Inventories	0.6	—	0.6
Trade and other receivables	3.2	(0.2)	3.0
Cash and cash equivalents	1.5	—	1.5
Trade and other payables	(4.0)	0.2	(3.8)
Current tax liabilities	(0.3)	—	(0.3)
Deferred tax liabilities	(0.8)	—	(0.8)
Grants	(0.7)	—	(0.7)

Total net assets acquired	13.9	—	13.9
Customer relationships			1.7
Goodwill			7.9

Total consideration			23.5

Satisfied by:
Cash			22.5
Directly attributable acquisition costs			1.1
Working capital and debt adjusters			(0.1)

Total consideration			23.5
Cash and cash equivalents acquired			(1.5)

			22.0

Goodwill arising on business combinations is attributable to the expected future profitability of new products and the anticipated future operating synergies from the combination. Goodwill also includes the workforce acquired as part of the business combination. Both the workforce acquired and strategic acquisition synergies are specifically excluded in the identification of intangible assets on acquisition, in line with IFRS 3 ‘Business Combinations’.

Fair value adjustments are management’s assessment of the differences between the book value of the assets and liabilities acquired and the fair value at the date of acquisition.

Acquisitions contributed £12.1m revenue, £0.3m to the Group’s profit before tax before restructuring items and £1.3m to restructuring items for the period between their date of acquisition and the balance sheet date.

If the acquisitions had been completed on the first day of the financial year, Group revenue for the period would have been £952.8m and profit for the period would have been £35.6m.

13 Dividends

Equity dividends on ordinary shares	2008 £m	2007 £m
Amounts recognised in the period:
Final dividend for the 52 weeks ended 31 March 2007 of 2.75p (2005/06: 0.85p) per share	13.4	4.2
Interim dividend for the 52 weeks ended 29 March 2008 of 1.55p (2006/07: 1.50p) per share	7.6	7.3

	21.0	11.5

Proposed final dividend for the 52 weeks ended 29 March 2008 of 2.95p (2006/07: 2.75p) per share	14.2	13.5

The proposed final dividend is subject to approval by shareholders at the Annual general meeting and accordingly has not been included as a liability in these financial statements.

14 Earnings/(loss) per share

Earnings/(loss) and earnings/(loss) per share pence	Earnings/(loss) 2008 £m	Basic earnings/(loss) per share 2008 pence	Diluted earnings/(loss) per share 2008 pence	Earnings/(loss) 2007 £m	Basic earnings/(loss) per share 2007 pence	Diluted earnings/(loss) per share 2007 pence
Continuing operations:
Earnings used for calculation of earnings per share	34.5	7.08	6.95	28.0	5.72	5.66
Restructuring items	3.9	0.80	0.79	3.9	0.80	0.79

Earnings used for calculation of earnings per share before restructuring items	38.4	7.88	7.74	31.9	6.52	6.45

Discontinued operations:
Loss used for calculation of loss per share	—	—	—	(50.5)	(10.32)	(10.21)
Restructuring items	—	—	—	51.5	10.52	10.41

Earnings used for calculation of earnings per share before restructuring items	—	—	—	1.0	0.20	0.20

Continuing and discontinued operations:
Earnings/(loss) used for calculation of earnings/(loss) per share	34.5	7.08	6.95	(22.5)	(4.60)	(4.55)
Restructuring items	3.9	0.80	0.79	55.4	11.32	11.20

Earnings used for calculation of earnings per share before restructuring items	38.4	7.88	7.74	32.9	6.72	6.65

Number of shares	2008 number (m)	2007 number (m)
Weighted average number of shares	514.2	514.2
Own shares held	(22.5)	(21.9)
Shares held in Employee share ownership trust (ESOT)	(4.3)	(2.7)

Weighted average number of shares used for calculation of basic earnings per share and earnings per share before restructuring items	487.4	489.6
Savings-related share options	0.8	—
Executive share options	0.7	0.4
Long term incentive plan	0.7	1.3
Deferred share plan	3.4	3.4
Matching share award	0.9	—
Performance share plan	2.4	—

Weighted average number of shares used for calculation of diluted earnings per share and diluted earnings per share before restructuring items	496.3	494.7

15 Goodwill

£m
Cost:
At start of prior period	76.5

Restructuring disposals	(26.3)
Exchange movements	(0.4)

At end of prior period	49.8
At start of period	49.8
Acquisitions	7.9
Exchange movements	2.4

At end of period	60.1
Accumulated impairment losses:
At start of prior period	11.1
Restructuring disposals	(6.2)
Exchange movements	(0.1)

At end of prior period	4.8

At start of period	4.8
Exchange movements	0.5
At end of period	5.3
Carrying amount:
At end of period	54.8

At start of period	45.0

Goodwill acquired related to the three business combinations completed during the period. For further information, see note 12.

Goodwill acquired in a business combination is allocated, at acquisition, to the Group’s CGUs that are expected to benefit from that business combination. The CGUs have been defined as the operating business to which the goodwill relates. The carrying amount of goodwill has been allocated as follows:

	2008 £m	2007 £m
Solway Foods	30.1	30.1
Ethnic Cuisine	5.1	—
Green Isle	17.8	14.9
Convenience Foods	1.8	—

	54.8	45.0

Impairment tests for goodwill

The Group tests for impairment of goodwill at least annually.

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using the Group’s weighted average cost of capital.

The Group prepares cash flow forecasts derived from the most recent financial plans approved by management for the next five years and extrapolates these cash flows in perpetuity using growth assumptions relevant for the business sector. The growth rate used is not more than 3.0% (2006/07: not more than 3.0%), and is not considered to be higher than the average long term industry growth rate.

The rate used to discount the forecast cash flows for all CGUs is the Group’s pre-tax weighted average cost of capital of 11.1% (2006/07: 10.0%).

16 Other intangible assets

	Customer relationships £m	Software licences £m	Total £m
Cost:
At start of prior period	—	10.3	10.3
Restructuring disposals	—	(4.4)	(4.4)

At end of prior period	—	5.9	5.9
At start of period	—	5.9	5.9
Acquisitions	1.7	—	1.7

At end of period	1.7	5.9	7.6

Accumulated amortisation:
At start of prior period	—	3.5	3.5
Charge for prior period	—	0.9	0.9
Restructuring disposals	—	(2.0)	(2.0)

At end of prior period	—	2.4	2.4

At start of period	—	2.4	2.4
Charge for period	—	0.6	0.6

At end of period	—	3.0	3.0

Carrying amount:
At end of period	1.7	2.9	4.6

At start of period	—	3.5	3.5

The Group tests for impairment of customer relationships at least annually. The key assumptions for the value in use calculations are those regarding forecast sales volumes and prices. The growth rate used is not more than 3.0% and is not considered to be higher than the average long term industry growth rate. Management estimates discount rates using the Group’s weighted average cost of capital.

The rate used to discount the forecast cash flows is the Group’s pre-tax weighted average cost of capital of 11.1% (2006/07: 10.0%).

17 Property, plant and equipment

	Freehold property £m	Leasehold property £m	Plant, fixtures and vehicles £m	Total £m
Cost or valuation:
At start of prior period	261.1	101.1	931.2	1,293.4
Additions	0.5	—	27.6	28.1
Disposals	—	(0.5)	(2.7)	(3.2)
Restructuring disposals	(94.3)	(72.5)	(398.3)	(565.1)
Reclassifications	1.5	(1.0)	(0.5)	—
Exchange movements	(0.9)	—	(3.3)	(4.2)

At start of period	167.9	27.1	554.0	749.0
Additions	2.7	—	16.6	19.3
Acquisition of subsidiaries and businesses	—	5.8	8.6	14.4
Disposals	(5.1)	—	(2.5)	(7.6)
Reclassifications	0.1	—	(0.1)	—
Exchange movements	5.1	—	20.5	25.6

At end of period	170.7	32.9	597.1	800.7

Accumulated depreciation and impairment losses:
At start of prior period	75.0	28.0	629.7	732.7
Charge for prior period	4.8	1.9	50.0	56.7
Restructuring provision for impairment	2.0	—	3.0	5.0
Disposals	—	(0.3)	(2.5)	(2.8)
Restructuring disposals	(27.8)	(23.2)	(310.7)	(361.7)
Reclassifications	0.6	(0.2)	(0.4)	—
Exchange movements	(0.1)	—	(1.8)	(1.9)

At start of period	54.5	6.2	367.3	428.0
Charge for period	3.2	0.5	37.4	41.1
Restructuring provision for impairment	—	—	1.5	1.5
Disposals	(0.8)	—	(2.1)	(2.9)
Exchange movements	0.9	—	12.1	13.0

At end of period	57.8	6.7	416.2	480.7

Carrying amount:
At end of period	112.9	26.2	180.9	320.0

At start of period	113.4	20.9	186.7	321.0

At the period end, the Group had entered into contractual commitments for the purchase of property, plant and equipment amounting to £2.0m (2006/07: £1.6m).

The carrying amount of the Group’s property, plant and equipment includes an amount of £nil (2006/07: £nil) in respect of assets held under finance leases.

The recoverable amounts of the property, plant and equipment are determined from value in use calculations unless management is committed to closing or selling the business. If the value of the business is to be recovered through sale or closure then the recoverable amount is the fair value less costs to sell. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using the Group’s weighted average cost of capital.

The Group prepares cash flow forecasts derived from the most recent financial plans approved by management for the next five years and extrapolates these cash flows in perpetuity using growth assumptions relevant for the business sector. The growth rate used is not more than 3.0% (2006/07: not more than 3.0%) and is not considered to be higher than the average long term industry growth rate.

The rate used to discount the forecast cash flows for all CGUs is the Group’s pre-tax weighted average cost of capital of 11.1% (2006/07: 10.0%).

18 Inventories

	2008 £m	2007 £m
Raw materials	15.5	17.6
Work in progress	4.3	3.8
Finished goods	27.4	24.4
	47.2	45.8
The directors consider that the replacement cost of inventories is not materially different to the value shown above.

19 Trading investments

Trading investments, stated at fair value, represent investments in listed equity securities that present the Group with opportunity for return through dividend income and trading gains. They have no fixed maturity or coupon rate. The fair values of these securities are based on quoted market prices.

	2008 £m	2007 £m
Trading investments at fair value	0.1	4.9

20 Subsidiaries

A list of the significant subsidiary investments, including the name, country of incorporation and proportion of ownership interest is given in note 45 to the Company’s separate financial statements.

21 Trade and other receivables

	2008 £m	2007 £m
Trade receivables	97.2	88.7
Other receivables	10.7	14.6
Other prepayments	3.4	4.3
Loan note	—	6.7

	111.3	114.3

The loan note in the prior period related to deferred consideration on the disposal of the trade and assets of NFT Distribution. Interest accrued at a variable rate. The loan note and accrued interest was repaid in full by the purchaser on 11 August 2007.

Trade receivables of £97.2m (2006/07: £88.7m) are net of amounts that are individually determined to be impaired of £1.9m (2006/07: £1.5m).

The average credit period taken on sales of goods is 31 days (2006/07: 39 days). Trade receivables are provided for based on estimated irrecoverable amounts from the sale of goods, determined by reference to past default experience and sales documentation.

21 Trade and other receivables continued

An ageing profile of trade receivables past due but not impaired is shown below:

	Past due by 1–31 days £m	Past due by 31–90 days £m	Total £m
2008	9.0	0.5	9.5
2007	4.9	0.9	5.8

Included within trade receivables are balances which are neither past due nor impaired of £87.7m (2006/07: £82.9m). In determining the recoverability of a trade receivable the Group considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the reporting date. The directors believe that there is no further credit provision required in excess of the allowance for doubtful debts. Management believe that these balances have low credit risk because the Group’s top five customers, all leading UK retailers, represent more than 75% of the Group’s revenue. This results in a high concentration of credit risk, however, these customers have good credit ratings and consequently the credit risk for the Group’s overall trade receivables is considered low.

Included in the trade receivables balance are receivables with a carrying amount of £9.5m (2006/07 £5.8m) which are past due at the period end for which the Group has not provided as there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group does not hold any collateral over these balances. The average age of these receivables which are past due but not impaired is 17 days (2006/07: 22 days). The table below shows the movement in the allowance for doubtful debt:

	2008 £m	2007 £m
At start of period	1.5	1.7
Impairment losses recognised	1.0	0.9
Amounts written off as uncollectible	(0.3)	(0.3)
Disposal of discontinued operations	—	(0.8)
Impairment losses reversed	(0.3)	—

At end of period	1.9	1.5

The ageing profile of impaired trade receivables is shown below:

	Past due by 1–31 days £m	Past due by 31–90 days £m	Past due by over 90 days £m	Total £m
2008	0.3	1.0	0.6	1.9
2007	0.6	0.3	0.6	1.5

The directors consider that the carrying amount of trade and other receivables approximates to their fair value. The directors consider the maximum credit risk at the balance sheet date is equivalent to the carrying value of trade and other receivables.

22 Cash and cash equivalents

Cash and cash equivalents comprise cash held by the Group, short term bank deposits with an original maturity of three months or less and bank overdrafts. The directors consider that the carrying amount of these assets and liabilities approximates to their fair value.

F-142

23 Trade and other payables

	2008 £m	2007 £m
Trade payables	100.7	103.6
Accruals and deferred income	63.5	62.0
Other payables including social security	20.2	24.2

	184.4	189.8

Trade payables principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade payables is 49 days (2006/07: 44 days). The Group has financial risk management policies in place to ensure that all payables are paid within the internal credit timeframe.

The directors consider that the carrying amount of trade payables approximates to their fair value.

24 Provisions

£m
At start of period	7.7
Restructuring provisions–charge for period	2.1
Utilised in period	(7.5)

At end of period	2.3

All of the provisions are included within current liabilities. The provisions are expected to be utilised in full within the next 52 week period.

The restructuring provisions made during the period of £2.1m comprised: £1.1m in respect of central cost reduction initiatives including office rationalisation and £1.0m relating to the headcount reduction within the Frozen division.

25 Financial liabilities–borrowings

Current	2008 £m	2007 £m
Bank loans and overdrafts due within one year or on demand	0.3	0.4

	0.3	0.4

Non-Current	2008 £m	2007 £m
Revolving credit facility 2010	130.0	85.0
Senior loan notes 2012–2017	131.6	132.6

	261.6	217.6

Borrowings are repayable as follows:

	2008 £m	2007 £m
Within one year or on demand	0.3	0.4
In the second year	–	–
In the third to fifth years inclusive	175.9	85.0
After five years	85.7	132.6

	261.9	218.0

Notes to the consolidated financial statements (continued)

25 Financial liabilities–borrowings continued

Bank loans and overdrafts are analysed by currency as follows: 2008

2008	Sterling £m	US Dollars £m	Total £m
Bank loans and overdrafts due within one year or on demand	0.3	–	0.3
Revolving credit facility 2010	130.0	–	130.0
Senior loan notes 2012–2017	54.3	77.3	131.6

	184.6	77.3	261.9

2007
Bank loans and overdrafts due within one year or on demand	0.4	–	0.4
Revolving credit facility 2010	85.0	–	85.0
Senior loan notes 2012–2017	54.3	78.3	132.6

	139.7	78.3	218.0

The average interest rates paid on bank loans and overdrafts were as follows:

	2008%	2007%
Bank overdrafts	6.54	5.82
Bank loans	6.17	5.36
Senior loan notes 2012–2017	5.50	5.50

Where market values are not available, fair values of financial assets and financial liabilities have been calculated by discounting expected future cash flows at prevailing interest rates and by applying period end exchange rates. The carrying amounts of short term borrowings and the Revolving credit facility 2010 approximate to their fair value.

The fair value of the Senior loan notes 2012–2017 is disclosed below:

	2008 Carrying value £m	2008 Fair value £m	2007 Carrying value £m	2007 Fair value £m
Senior loan notes 2012–2017	131.6	139.0	132.6	132.0

At the period end the Group had available £330.0m (2006/07: £375.0m) of undrawn committed facilities on the Revolving credit facility 2010 and £4.7m bank overdrafts (2006/07: £14.6m), in respect of which all conditions precedent had been met.

26 Financing

Bank overdrafts

All bank loans and overdrafts are unsecured and repayable on demand, and are arranged at floating rates, thus exposing the Group to cash flow interest rate risk. The interest rate on bank overdrafts is 1.0% (2006/07: 1.0%) above the Bank of England base rate.

Revolving credit facility 2010

The Group holds a five year syndicated revolving credit facility of £460.0m. At the period end, the amount due under the facility was £130.0m (2006/07: £85.0m). The amount drawn down is repayable in periods of up to one year but is capable of being immediately refinanced as part of the committed Revolving credit facility 2010. The rate of interest fluctuates in line with market rates, thus exposing the Group to cash flow interest rate risk.

The maturity profile of the Revolving credit facility 2010 is shown below. This assumes that the interest paid during future years is paid at the interest rate (5.85%) and the level of debt drawn down remains consistent with the rates and borrowings at the balance sheet date.

	Interest payable over remaining life of facility £m	Repayment of principal £m	Total payable £m
Revolving credit facility 2010	17.4	130.0	147.4

26 Financing continued

Senior loan notes 2012–2017

The Company has approximately £142.7m of senior guaranteed loan notes in the US Private Placement debt market. Notes are in both US Dollars ($155.0m) and pounds Sterling (£54.3m). The notes are fixed rate and unsecured. Following the business disposals in the prior period, the Group may have been required by the note holders to make a part repayment during 2007/08. As an appropriate proportion of the proceeds was reinvested in acquisitions or capital investment no repayment has been required.

The maturity profile below shows the annual cash flows paid in both the current and prior year. The cash flow hedge is currently effective. In consequence, the interest payments are fixed and are accounted for in the Consolidated income statement on an accruals basis. The charge to the Consolidated income statement corresponds to the annual interest paid. The repayment of the principal amount will not enter into the determination of profit or loss unless the hedge becomes ineffective. The effectiveness of the cash flow hedge is assessed at each balance sheet date.

Tranche	Maturity	Amount (m)	Amount £m	Interest rate	Annual swap cash flow paid to banks £m	Annual swap cash flow received from banks $m	Annual interest paid $m	Annual interest paid £m
Series A	Dec 2012	$35.0	20.0	5.63%	1.1	2.0	2.0	1.1
Series B	Dec 2015	$82.5	47.1	5.77%	2.5	4.8	4.8	2.5
Series C	Dec 2017	$37.5	21.3	5.87%	1.2	2.2	2.2	1.2
Series D	Dec 2012	£28.5	28.5	5.47%	–	–	–	1.6
Series E	Dec 2015	£25.8	25.8	5.47%	–	–	–	1.4

			142.7					7.8

All US Dollar cash flows are hedged using cross currency swaps. Northern Foods will receive each 20 December and 20 June (the bond interest payment dates) fixed USD sufficient to fully cover interest due to holders of the USD denominated bonds, in exchange for payment of fixed pounds Sterling on the same date. The weighted average interest rate payable in pounds Sterling by the Company is approximately 5.5%. Additionally, the swap contracts provide for an exchange of the principal amounts at maturity at the same rate of exchange as the initial principal was translated (£1 = $1.752).

27 Financial instruments

Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns whilst maximising the return to stakeholders through the optimisation of the debt and equity balance. The capital structure of the Group consists of net debt, as disclosed in note 28, and equity shareholders’ funds, as disclosed in notes 30 and 31.

Board policy is to operate with fixed rate borrowings within a range of 20% to 50% of total net debt over the medium term, although the Group may operate outside of this range in the short term. At the year end 71% of the Group’s debt was fixed (2006/07: 81%). The proportion of fixed rate borrowings increased in the prior period after the business disposals were made during 2006/07. A net debt review is carried out by management on a weekly basis.

The Group has performed share buy-backs during the period and funded acquisitions. During the period, the company repurchased 6,056,846 shares at a cost of £5.3m (2006/07: nil shares) and made three acquisitions (2006/07: nil) as discussed in note 12.

Notes to the consolidated financial statements (continued)

27 Financial instruments continued

Categories of financial instruments

	Carrying value		Fair value
	2008 £	2007 £	2008 £	2007 £
Financial assets
Held for trading:
Trading investments	0.1	4.9	0.1	4.9
Loans and receivables at amortised cost:
Trade receivables	97.2	88.7	97.2	88.7
Loan note	–	6.7	–	6.7
Cash and cash equivalents	72.9	48.3	72.9	48.3

	170.2	148.6	170.2	148.6

Financial liabilities
Financial liability held at amortised cost in a cash flow hedging relationship:
Senior loan notes 2012–2017	(131.6)	(132.6)	(139.0)	(132.0)
Derivatives that are designated and effective as hedging instruments carried at fair value:
Derivative financial instruments (cross currency interest rate swaps)	(4.1)	(6.5)	(4.1)	(6.5)
Other financial liabilities at amortised cost:
Trade payables	(100.7)	(103.6)	(100.7)	(103.6)
Bank loans and overdrafts	(0.3)	(0.4)	(0.3)	(0.4)
Revolving credit facility 2010	(130.0)	(85.0)	(130.0)	(85.0)
Finance leases	(0.8)	–	(0.8)	–

	(367.5)	(328.1)	(374.9)	(327.5)

The fair value of the financial assets approximates to their carrying value due to the short term nature of the receivables.

The fair value of the financial liability held at amortised cost in a cash flow hedging relationship has been calculated by discounting expected future cash flows at prevailing interest rates and by applying period end exchange rates. The disclosure of the fair value is also shown in note 25.

The directors use their judgement in selecting an appropriate valuation technique for derivatives that are designated and effective as hedging instruments carried at fair value, but that are not quoted in an active market. Valuation techniques commonly used by market practitioners are applied and assumptions are made based on quoted market rates adjusted for specific features of the instrument.

The fair value of the other financial liabilities at amortised cost approximates to their carrying value. The trade and other payables approximate to their fair value due to the short term nature of the payables. The finance lease fair value approximates to the carrying value based on discounted future cash flows.

Financial risk management objectives

The Group collates information from across the business and reports to the Board of directors on key financial risks on a monthly basis. These risks include credit risk, liquidity risk, interest rate risk and currency risk.

The Group seeks to minimise its exposure to these risks by using derivative financial instruments where applicable. The use of derivative financial instruments is governed by Group policies which have been approved by the Board of directors. The Group only enters into trade financial instruments for specific purposes. Speculative purchases are not made.

Credit risk management

Credit risk refers to the risk of financial loss to the Group if a counterparty defaults on its contractual obligations of the loans and receivables at amortised cost held in the balance sheet.

The Group’s credit risk is primarily attributable to its trade receivables. The Group’s top five customers, all leading UK retailers, continue to represent more than 75% of the Group’s revenue. These customers have favourable credit ratings and consequently reduce the credit risk for the Group’s overall trade receivables. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with good credit ratings assigned by international credit rating agencies. Processes are in place to manage receivables and overdue debt and to ensure that appropriate action is taken to resolve issues on a timely basis. Credit control operating procedures are in place to review all new customers. Existing customers are reviewed as management become aware of changes of circumstances for specific customers. During the period, the amount written off in respect of credit risk was £0.3m (2006/07: £0.3m).

27 Financial instruments continued

The amounts presented in the balance sheet are net of appropriate allowance for doubtful trade receivables, specific customer risk and assessment of the current economic environment. The carrying amount of financial assets recorded in the financial statements, which is net of impairment losses, represents the Group’s maximum exposure to credit risk.

Liquidity risk management

Liquidity risk refers to the risk that the Group may not be able to fund the day to day running of the Group. Liquidity risk is reviewed by the Board on a monthly basis. The Group manages liquidity risk by monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities. The Group also monitors the drawdown of debt against the available banking facilities and reviews the level of reserves. Liquidity risk management ensures sufficient debt funding is available for the Group’s day to day needs. Board policy is to maintain reasonable headroom of unused committed bank facilities in a range of maturities at least 12 months beyond the period end.

The Group has two principal debt facilities (notes 25 and 26):

>	Revolving credit facility 2010

>	Senior loan notes 2012–2017

The following table details the Group’s maturity profile of its financial liabilities (excluding derivative financial instruments):

2008	Less than 1 month £m	1–3 months £m	3 months to 1 year £m	1–5 years £m	5+ years £m	Total £m
Senior loan notes 2012–2017	–	3.8	3.7	73.6	98.2	179.3
Trade payables	69.4	31.3	–	–	–	100.7
Bank loans and overdrafts	0.3	–	–	–	–	0.3
Revolving credit facility 2010	0.6	1.3	5.7	139.8	–	147.4
Finance leases	–	–	0.2	0.6	–	0.8

	70.3	36.4	9.6	214.0	98.2	428.5

2007	Less than 1 month £m	1–3 months £m	3 months to 1 year £m	1–5 years £m	5+ years £m	Total £m
Senior loan notes 2012–2017	–	3.8	3.7	76.7	103.0	187.2
Trade payables	71.4	32.2	–	–	–	103.6
Bank loans and overdrafts	0.4	–	–	–	–	0.4
Revolving credit facility 2010	0.4	0.8	3.7	96.4	–	101.3

	72.2	36.8	7.4	173.1	103.0	392.5

The liquidity profile of the trade payables has been assumed consistent with the Group’s payment terms of 45 days (2006/07: 45 days).

The repayment of the interest and principal on the US Dollar denominated Senior loan notes 2012–2017 has been calculated at the period end rate of £1 = $1.989 (2006/07: £1 = $1.961).

The repayment of interest on the Revolving credit facility 2010 has been calculated on the principal at the period end date and the interest rate at that date.

The maturity profiles of the derivative financial instruments are shown below. The US Dollar exchange rate used is that at the balance sheet date of £1 = $1.989 (2006/07: £1 = $1.961).

2008	Less than 1 month £m	1–3 months £m	3 months to 1 year £m	1–5 years £m	5+ years £m	Total £m
Swap cash flow paid to banks	–	(2.4)	(2.4)	(38.1)	(78.3)	(121.2)
Swap cash flow received from banks	–	2.3	2.3	34.7	69.6	108.9

	–	(0.1)	(0.1)	(3.4)	(8.7)	(12.3)

2007	Less than 1 month £m	1–3 months £m	3 months to 1 year £m	1–5 years £m	5+ years £m	Total £m
Swap cash flow paid to banks	–	(2.4)	(2.4)	(39.2)	(82.0)	(126.0)
Swap cash flow received from banks	–	2.3	2.3	36.2	74.1	114.9

	–	(0.1)	(0.1)	(3.0)	(7.9)	(11.1)

Notes to the consolidated financial statements (continued)

27 Financial instruments continued

Interest rate risk management

The Group is exposed to interest rate risk on borrowings drawn down on the Revolving credit facility 2010. The risk is managed by maintaining an appropriate mix between fixed and floating rate borrowings. Interest risk management balances debt financing as a tool to improve the returns through leverage in the capital structure with the potential for an increase in interest rates to impact profits negatively. Board policy is to operate with fixed rate borrowings within a range of 20% to 50% of total net borrowings over the medium term (although the Group may operate outside this range in the short term). At the year end 71% of the Group’s net debt is fixed (2006/07: 81%). Board approval is required for the use of any interest rate derivative.

Interest rate sensitivity analysis has been performed on the financial assets and liabilities to illustrate the impact on Group profits and equity if interest rates increased/decreased. This analysis assumes the liabilities outstanding at the period end were outstanding for the whole period. A 50 bps increase or decrease has been used, comprising management’s assessment of reasonably possible changes in interest rates.

If interest rates had been 50 bps higher/lower, then profit before taxation for the 52 weeks ended 29 March 2008 would have decreased/increased by £0.7m (2006/07: £0.4m) and equity at the balance sheet date would have decreased/increased by £0.8m (2006/07: £0.6m). It has been assumed that all other variables remained the same when preparing the interest rate sensitivity analysis.

Foreign currency risk management

Foreign currency risk management occurs at a transactional level on revenues and purchases in foreign currencies and at a translational level in relation to the translation of overseas operations. Board policy is for UK businesses to hedge transactional exposures using forward foreign exchange contracts wherever material. Transactional exposure in our Irish business is not hedged, however, there is a partially offsetting translation exposure. The Senior loan notes 2012–2017 have been hedged using cross currency interest rate swaps of similar maturity (subject to a one off right for the counterparty bank to break the swap after seven years at the market value of the swap at that date). The Group monitors foreign exchange rates to assess the potential impact on Group profits if exchange rates move significantly and a summary of hedges in place is reported monthly to the Board.

The Group’s main foreign exchange risk is to the Euro. During the 52 week period to 29 March 2008, the Euro strengthened against GBP by 14%, mainly in the second half of the year, with the closing rate at €1.2621 compared to €1.4735 at the prior period end. The average rate for the 52 week period to 29 March 2008 was €1.42, a reduction of 3.5% versus prior year and the net impact on profit of transaction losses offset by translation gains was a charge of £1.2m.

The overseas subsidiary, whose functional currency is the Euro, has pounds Sterling assets and liabilities at both balance sheet dates. A sensitivity analysis has been performed on these pounds Sterling financial assets and liabilities to sensitivity of a 10% increase/decrease in pounds Sterling to Euro exchange rate. A 10% increase/decrease has been used, comprising management’s assessment of reasonably possible changes in Euro exchange rates. The impact on profit for the period is an increase/decrease of £0.3m (2006/07: increase/decrease of £1.8m) and the impact on equity is an increase/decrease of £0.3m (2006/07 increase/decrease of £1.8m).

A sensitivity analysis has been performed on the financial assets and liabilities to sensitivity of a 10% increase/decrease in the pounds Sterling to US Dollar exchange rate. A 10% increase/decrease has been used, comprising management’s assessment of reasonably possible changes in US Dollar exchange rates. The impact on profit for the period is an increase/decrease of (2006/07: £nil) and on equity is an increase/decrease of £1.1m (2006/07: £0.5m).

27 Financial instruments continued

Forward foreign exchange contracts

Group policy in 2007/08 and prior periods was to hedge individual capital expenditure foreign currency transactions of more than £0.3m. An analysis is shown below:

Outstanding contracts:	Average exchange rate		Foreign currency		Contract value		Fair value
			2008 m	2007 m	2008 £m	2007 £m	2008 £m	2007 £m
	2008	2007
Buy US Dollars:
In less than 3 months	1.984	–	0.6	–	0.3	–	0.3	–
in 3–6 months	1.980	–	0.1	–	0.1	–	0.1	–

Buy Euros:
In less than 3 months	1.264	–	1.3	–	1.0	–	1.0	–

Changes in the fair value of non-hedging currency derivatives amounting to nil have been charged to the income statement in the year (2006/07: £nil).

Cross currency interest rate swaps

The Company has cross currency interest rate swaps to provide a cash flow hedge against currency and interest rate movements on the US$155.0m Senior loan notes 2012–2017. Swap contracts with a nominal value of US$155.0m (£88.5m) have fixed sterling interest payments at an average rate of 5.5% for periods up to 2017 and have fixed USD interest receipts at an average rate of 5.76%. At the period end, swap contracts had a negative fair value of £4.1m (2006/07: negative £6.5m).

The cash flow hedge forms part of the Group’s risk management strategy which is reviewed and authorised by the Board. The fixed cash flows will be achieved through the use of cross currency interest rate swaps. The actual risk being hedged is the foreign exchange risk.

The Group uses the Dollar offset hypothetical derivative method to test the effectiveness of the hedge. The cumulative change in the fair value of the hypothetical derivative is compared to the cumulative fair value changes of the hedge instrument. The fair values of foreign currency forward contracts are measured using quoted forward foreign exchange rates and yield curves from quoted interest rates matching maturities of the contracts. The maturity profile is shown on page 85.

28 Analysis of net debt

References to net debt refer to the total borrowings of the Group, including both short term and long term bank loans, bonds, loan notes and finance leases, after offsetting the cash and cash equivalents of the business and short term investments. Net debt will also include the proportion of the fair value of the currency swaps hedging the balance sheet value of the Group’s Dollar denominated loan notes.

The table below reconciles net debt:

	2008 £m	2007 £m
Cash and cash equivalents	72.9	48.3
Trading investments	0.1	4.9
Bank loans, overdrafts and loan notes due within one year	(0.3)	(0.4)
Finance leases	(0.8)	–
Revolving credit facility 2010	(130.0)	(85.0)
Senior loan notes 2012-2017	(131.6)	(132.6)
Currency element of fair value of swaps hedging the Group’s US Dollar denominated loan notes	(10.5)	(9.4)

Net debt	(200.2)	(174.2)

Net debt

Net debt is not a defined term under IFRS and may not therefore be comparable with other similarly titled non-IFRS debt measures reported by other companies. The Group adopts this measure because it is used in calculating the banking covenants. It is also the measure used for internal debt analysis. In addition, the net debt balance provides an indication of the net borrowings on which the Company is required to pay interest.

Notes to the consolidated financial statements (continued)

29 Deferred taxation assets/(liabilities)

	Retirement benefit obligation £m	Other employee benefits £m	Accelerated tax depreciation £m	Revaluation of buildings £m	Other £m	Total £m
At start of prior period	26.5	1.5	(28.1)	(1.1)	—	(1.2)
(Charged)/credited to income statement in prior period	(6.3)	0.3	5.2	—	—	(0.8)
Restructuring items	(13.8)	—	16.1	—	—	2.3
Disposal of discontinued operations	—	—	8.8	—	—	8.8
Charged to equity	0.1	0.1	—	—	—	0.2
Exchange differences	—	—	0.1	—	—	0.1

At start of period	6.5	1.9	2.1	(1.1)	—	9.4
(Charged)/credited to income statement	(7.8)	(0.3)	(3.1)	—	0.3	(10.9)
Restructuring items	(1.8)	—	2.4	—	—	0.6
Acquisition of subsidiaries and businesses	—	—	(0.8)	—	—	(0.8)
Charged to equity	(12.8)	(0.1)	—	0.1	—	(12.8)
Exchange differences	0.1	—	(0.3)	—	—	(0.2)

At end of period	(15.8)	1.5	0.3	(1.0)	0.3	(14.7)

The Finance Act 2007 included provision for a reduction in the rate of UK Corporation tax from 30.0% to 28.0% with effect from 1 April 2008. The rate reduction has been substantively enacted and therefore has been used for the deferred tax calculation on UK businesses.

Although amendments to the Industrial Buildings Allowance regime were also proposed in the Finance Act 2007, these amendments were not substantively enacted at 29 March 2008 and accordingly have not been reflected in the Group’s results for the 52 weeks ended 29 March 2008. The directors have estimated that, had these amendments been reflected in the Group’s results for the 52 weeks ended 29 March 2008 in respect of existing industrial buildings held by the Group, the effect would be to increase the deferred tax liability held in the balance sheet by approximately 10.7m.

At the balance sheet date, the aggregate amount of temporary differences associated with unremitted earnings of subsidiaries for which deferred tax liabilities have not been recognised is £17.4m (2006/07: £14.4m). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

No deferred tax has been provided on capital losses totalling £155.5m at 29 March 2008 (2006/07: £94.0m) as it is uncertain when these losses will be utilised against future taxable gains. The unprovided deferred tax asset on these losses is 43.5m (2006/07: 28.2m).

30 Share capital

	2008 number (m)	2008 £m	2007 number (m)	2007 £m
Authorised ordinary shares of 25p each	760.0	190.0	760.0	190.0
Allotted, called up and fully paid ordinary shares of 25p each:
At start of period	514.2	128.6	514.2	128.6
Issue of equity shares	—	—	—	—

At end of period	514.2	128.6	514.2	128.6

During both the current and prior period, the Company did not issue any shares.

31 Reserves

	Share premium account £m	Capital redemption reserve £m	Reserve for own shares £m	ESOT reserve £m	Hedging and translation reserve £m	Other reserves £m	Retained earnings £m
At start of prior period	65.1	23.6	(34.2)	(4.4)	2.6	3.3	(32.5)
Net loss for period	—	—	—	—	—	—	(22.5)
Dividends	—	—	—	—	—	—	(11.5)
Actuarial gains on defined benefit pension schemes net of deferred tax	—	—	—	—	—	—	(0.4)
Equity settled incentive schemes net of deferred tax	—	—	—	0.2	—	1.0	—
Exchange differences	—	—	—	—	(3.0)	—	—
Decrease in fair value of cash flow hedge	—	—	—	—	(5.0)	—	—
Transfer to profit or loss on cash flow hedge	—	—	—	—	10.3	—	—
Other movements	—	—	—	—	—	(0.1)	0.1

At start of period	65.1	23.6	(34.2)	(4.2)	4.9	4.2	(66.8)
Net profit for period	—	—	—	—	—	—	34.5
Dividends	—	—	—	—	—	—	(21.0)
Actuarial gains on defined benefit pension schemes net of deferred tax	—	—	—	—	—	—	22.5
Purchase of shares for ESOT	—	—	—	(4.1)	—	—	—
Purchase of treasury shares	—	—	(5.3)	—	—	—	—
Equity settled incentive schemes net of deferred tax	—	—	—	—	—	1.0	—
Exchange differences	—	—	—	—	13.0	—	—
Increase in fair value of cash flow hedge	—	—	—	—	2.4	—	—
Transfer to profit or loss on cash flow hedge	—	—	—	—	1.1	—	—
Other movements	—	—	—	—	—	—	0.1

At end of period	65.1	23.6	(39.5)	(8.3)	21.4	5.2	(30.7)

Share capital

The Company has one class of ordinary shares which carry no right to fixed income.

Share premium account

The share premium account represents amounts received in excess of the nominal value of shares on issue of new shares.

Capital redemption reserve

The capital redemption reserve arose on the repurchase and cancellation of ordinary shares.

Reserve for own shares

The reserve for own shares held by the Group represents the shares in the Company held in treasury. The number of shares held in treasury at the balance sheet date was 27,971,846 (2006/07: 21,915,000).

ESOT reserve

The ESOT holds shares which are primarily used to satisfy awards made under long term incentive plans. The number of shares held in the ESOT at the balance sheet date was 6,697,363 (2006/07: 2,951,142).

Hedging and translation reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

The translation element of the reserve records exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Other reserves

Other reserves primarily represent the equity component of share based payment arrangements and the remaining revaluation reserve from when the Group accounted under UK GAAP.

Retained earnings

Retained earnings include net profit or loss for the year.

Notes to the consolidated financial statements (continued)

32 Reconciliation of net cash from operating activities

	Notes	2008 £m	2007 £m
Profit from operations—continuing operations	6	43.7	40.1
Profit from operations—discontinued operations	6	—	3.7

		43.7	43.8
Adjustments for:
Depreciation of property, plant and equipment and amortisation of other intangible assets	16, 17	41.7	57.6
Impairment of property, plant and equipment	17	1.5	5.0
Loss/(profit) on disposal of property, plant and equipment		0.3	(28.1)
(Decrease)/increase in provisions	24	(5.4)	7.7
Change in retirement benefit obligation excluding special pension contributions		2.0	4.5
Equity settled incentive scheme		1.1	0.9
Grants and other non-cash movements		(0.9)	(1.5)

Operating cash flow before movement in working capital and special pension contributions		84.0	89.9
Special pension contributions		(22.0)	(53.0)

Operating cash flow before movement in working capital		62.0	36.9
Movement in inventories		1.5	6.8
Movement in trade and other receivables		3.7	8.8
Movement in trade and other payables		(16.8)	18.0

Cash from operations		50.4	70.5
Interest paid		(14.9)	(19.5)
Net taxation paid		(3.0)	(0.4)

Net cash from operating activities		32.5	50.6

33 Contingent liabilities

A number of subsidiary companies and Northern Foods plc are guarantors in respect of the Senior loan notes 2012–2017, whereby they absolutely and unconditionally guarantee the principal of and interest on the Senior loan notes 2012–2017. Additionally, the same subsidiary companies are cross guarantors in respect of the five year syndicated Revolving credit facility 2010.

A subsidiary undertaking is party to a letter of credit issued by Barclays Bank plc for £4.5m (2006/07: £2.2m) secured against the assets of the subsidiary undertaking.

Northern Foods plc is the guarantor in respect of the obligations of several subsidiary undertakings with Allied Irish Bank. As at 29 March 2008 Northern Foods plc guaranteed £nil (2006/07: £nil).

Various Group undertakings are also parties to litigation, none of which is considered to be material.

34 Operating lease commitments

Outstanding commitments for future minimum lease payments under non-cancellable operating leases fall due as follows:

	2008 £m	2007 £m
Within one year	4.8	3.4
In the second to fifth years inclusive	9.4	7.7
After five years	10.5	6.7

	24.7	17.8

The Group leases various offices and warehouses under non-cancellable operating lease agreements. The leases have various terms, escalation clauses and renewal rights. The Group also leases plant and machinery and vehicles under non-cancellable operating lease agreements.

35 Finance leases

The Group’s finance lease obligations are shown below:

	2008 £m	2007 £m
Within one year	0.2	—
In the second to fifth years inclusive	0.6	—

	0.8	—

The fair value of the Group’s finance lease obligations approximates to their carrying value.

36 Equity settled share based payments

Equity settled share option plan

The Group has applied the requirements of IFRS 2 ‘Share-based payments’. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested at 1 January 2005.

The Group operates executive share option schemes for executive directors and senior management within the Group in addition to issuing an HM Revenue & Customs Savings-related share option scheme for all employees. Options are granted with a fixed exercise price. Options lapse when an employee leaves the Group subject to certain ‘good leaver’ provisions.

The fair value per option granted and the assumptions used in the calculations are as follows:

Executive share options	Grant of share options	Grant of share options	Grant of share options
Date of grant	19 Nov 2001	2 Dec 2002	19 Dec 2003
Number of instruments granted	3,751,500	3,883,500	3,375,195
Exercise price (pence)	157.2	168.1	137.0
Share price at date of grant (pence)	163.0	172.0	135.0
Contractual life (years)	10	10	10
Performance conditions	Note A	Note A	Note A
Settlement	Equity	Equity	Equity
Expected volatility	42%	38%	37%
Expected option life at grant date (years)	5	5	5
Risk free interest rate	4.66%	4.73%	4.78%
Expected dividend (dividend yield)	5.22%	5.15%	6.79%
Fair value per granted instrument determined at the grant date (pence)	43.0	42.3	27.5
Valuation model	Black-Scholes	Black-Scholes	Black-Scholes

Executive share options	Grant of share options	Grant of share options	Grant of share options	Grant of share options
Date of grant	29 March 2004	17 Dec 2004	14 Dec 2005	4 July 2006
Number of instruments granted	442,950	2,313,123	2,059,231	4,218,455
Exercise price (pence)	159.2	169.7	153.3	79.7
Share price at date of grant (pence)	159.0	166.5	153.5	84.0
Contractual life (years)	10	10	10	10
Performance conditions	Note B	Note C	Note C	Note C
Settlement	Equity	Equity	Equity	Equity
Expected volatility	35%	33%	30%	30%
Expected option life at grant date (years)	5	5	5	5
Risk free interest rate	4.74%	4.44%	4.30%	4.70%
Expected dividend (dividend yield)	5.84%	5.25%	6.00%	5.40%
Fair value per granted instrument determined at the grant date (pence)	33.9	36.0	26.4	15.3
Valuation model	Black-Scholes	Black-Scholes	Black-Scholes	Black-Scholes

Notes to the consolidated financial statements (continued)

36 Equity settled share based payments continued

Other arrangements	Long term incentive plan	Long term incentive plan	Share bonus plan	Share bonus plan	Deferred share bonus plan
Date of grant	12 Dec 2005	4 July 2006	4 July 2006	13 June 2007	13 July 2006
Number of instruments granted	474,442	1,013,523	408,809	357,028	4,928,287
Exercise price (pence)	nil	nil	nil	nil	nil
Share price at date of grant (pence)	153.7	84.0	84.0	123.5	81.8
Contractual life (years)	5	5	3	3	3
Performance conditions	Note D	Note D	Note E	Note E	Note F
Settlement	Equity	Equity	Equity	Equity	Equity
Expected volatility	30.0%	30.0%	30.0%	25.0%	30.0%
Expected life at grant date (years)	3	3	3	3	3
Risk free interest rate	4.30%	4.70%	4.70%	5.77%	4.70%
Expected dividend (dividend yield)	6.00%	5.40%	5.40%	4.78%	5.40%
Fair value per granted instrument determined at the grant date (pence)	128.1	61.1	61.0	88.9	40.9
Valuation model	Black-Scholes	Black-Scholes	Black-Scholes	Black-Scholes	Black-Scholes

Other arrangements	Matching share award	Performance share plan	Performance share plan	Deferred share bonus plan	Save as you earn	Save as you earn
Date of grant	4 June 2007	29 Aug 2007	5 Dec 2007	26 Sept 2007	20 Dec 2007	20 Dec 2007
Number of instruments granted	1,040,460	2,441,010	3,350,000	194,586	4,607,258	5,390,539
Exercise price (pence)	nil	nil	nil	nil	76.0	76.0
Share price at date of grant (pence)	129.7	98.75	87.0	101.7	90.0	90.0
Contractual life (years)	3 and 4	3	3	2	3.5	5.5
Performance conditions	Note H	Note G	Note G	Note F	Note I	Note I
Settlement	Equity	Equity	Equity	Equity	Equity	Equity
Expected volatility	25.2%	27.2%	30.9%	30.0%	27.5%	27.4%
Expected life at grant date (years)	3 and 4	3	3	2	3.25	5.25
Risk free interest rate	5.77%	5.26%	4.41%	5.11%	4.45%	4.56%
Expected dividend (dividend yield)	0	0	0	0	4.78%	4.78%
Fair value per granted instrument determined at the grant date (pence)	89.14	58.90	49.17	101.70	20.11	21.53
Valuation model	Monte Carlo	Monte Carlo	Monte Carlo	Black-Scholes	Monte Carlo	Monte Carlo

Expected volatility was determined by calculating the historical volatility of the Group’s share price over a period commensurate with the expected term of the relevant award. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non- transferability, exercise restrictions, and behavioural considerations.

36 Equity settled share based payments continued

Performance conditions–notes

(A)

Performance condition measured by reference to earnings per share. The target requires that the real growth in earnings per share over the three year performance period is greater than 3% per annum compound. The performance condition allows for retesting after years four and five against the full period from the grant.

(B)	No performance condition attached.

(C)

Performance condition measured by reference to earnings per share. The target requires that the real growth in earnings per share over the three year performance period is greater than 3% per annum compound. The performance condition does not allow for retesting.

(D)

The LTIP has two performance conditions.

TSR: The total number of shares that will vest will be up to 50% dependent on how the TSR in relation to an ordinary share of Northern Foods over the relevant performance period compares with TSR in relation to the ordinary shares of the companies in the comparator group in the same period. Where the TSR of Northern Foods over the performance period places it between the median and the upper quartile the number of shares will be calculated on a straight line basis with 20% of the shares being received when Northern Foods is placed above median, and 50% being received where Northern Foods is placed in the upper quartile. Where Northern Foods growth in TSR places it below median, no shares will vest in relation to this element of the award.

Return on invested capital (ROIC): 50% of the total award vests on achievement of a minimum growth in ROIC over the performance period. Growth in ROIC over the period has to be 100 or more basis points. The number of shares that each participant receives is calculated on a straight line basis with 7.5% of the shares being received if Northern Foods achieves growth of 100 basis points and maximum of 50% being received if the Company achieves growth of 200 basis points.

(E)

Under the Share bonus plan, 80% of annual bonus opportunity is linked to specific financial targets, including targets for profit from operations and profit before tax, both measured before restructuring items. The other 20% is directly related to individual performance against personal performance contracts set at the start of the financial year, which contain six individual and business performance targets which are considered appropriately stretching.

(F)

The Deferred share bonus plan (DSBP) was introduced in June 2006 so as to incentivise and retain the key talent necessary to drive the specific performance improvements required. Performance was assessed against key milestones over the 12 month period to 31 March 2007. These four key milestones related to improving free cash flow and reducing net debt as at 1 April 2006 by 125m, reducing the run rate for central costs by £12m per annum compared to 2005/06 and the successful resolution of the pension deficit. This DSBP provided approximately 40 senior executives with an award of shares with a value up to 100% of base salary, at the prevailing market price of 81.75 pence per share on 13 July 2006. These shares will be satisfied by the transfer of existing shares held in trust after the vesting date in July 2009.

(G)

The Performance share plan was introduced to incentivise the Group’s senior executives. There are two performance conditions which will align the interests of senior executives with those of shareholders.

TSR: The total number of shares that will vest will be up to 50% dependent on TSR growth over the performance period. TSR is required to grow by 30% from the effective base of £1.24 for 7.5% of the shares to vest up to a maximum of 50% being received if the TSR grows by 80% or more.

ROIC: 50% of the total award vests on achievement of a minimum growth in ROIC over the performance period. The number of shares that each participant receives is calculated on a straight line basis with 7.5% of the shares being received if the Group achieves growth of 100 basis points and maximum of 50% being received if the Group achieves growth of 200 basis points or more.

(H)

The award of matching shares to S Barden was made as part of his recruitment as chief executive. The performance conditions attached to the matching share award are the same as those for the Performance share plan (see G) save that threshold vesting of the TSR element will not occur unless the Group achieves growth in TSR of 35% over the relevant period. Half the matching award will vest on the third anniversary of the grant with the other half vesting on the fourth anniversary of grant to the extent that the performance conditions are met and providing he retains the purchased shares and remains employed by the Group.

(I)	The Group introduced an HM Revenue & Customs approved savings-related share option plan for all employees. There are no performance conditions attached to these options.

Notes to the consolidated financial statements (continued)

36 Equity settled share based payments continued

Details of movements in share options during the period are as follows:

	Options 2008 number	Weighted average exercise price 2008 £	Options 2007 number	Weighted average exercise price 2007 £
Outstanding at start of period	8,533,451	1.23	8,806,337	1.58
Granted during period	—	—	4,218,455	0.80
Forfeited during period	(5,410,637)	1.34	(3,453,602)	1.89
Expired during period	(1,201,949)	1.46	(1,037,739)	1.57
Outstanding at end of period	1,920,865	0.80	8,533,451	1.23

Exercisable at end of period	1,920,865	0.80	8,533,451	1.23

Forfeiture arises when the employee leaves within the vesting period. Expiration of shares occurs when the last date for exercise has passed and the option has not been exercised.

There were no share options exercised during the period (2006/07: nil). The options outstanding had a weighted average remaining contractual life of 8.27 years (2006/07: 8.22 years). The weighted average fair value of the share options outstanding is £0.15 (2006/07: £0.25) per share. The exercise price of options outstanding at the period end was £0.80 (2006/07: range of £0.80 to £1.70).

The Group recognised total expenses of £1.1m (2006/07: £0.9m) in the period relating to equity settled share based payment transactions.

37 Retirement benefit obligations

Defined benefit schemes

The Group operates a number of defined benefit schemes for qualifying employees, principally the Northern Foods Pension Scheme (‘the Scheme’) and Northern Foods Pension Builder (‘Pension Builder’) in the United Kingdom and the Green Isle Foods Group Retirement and Death Benefit Plan (‘the Plan’) in the Republic of Ireland. Under the Scheme, Pension Builder and the Plan, employees are entitled to retirement benefits based on pay and service. The Scheme, Pension Builder and the Plan are funded schemes whilst the Post retirement medical benefit scheme is unfunded. The Scheme and the Plan are final salary schemes. The assets of the Scheme, Pension Builder and the Plan are held in trustee administered funds separate from the finances of the Group.

On 22 March 2005 the Company announced the closure of the Scheme to new entrants and withdrew its agreement to allow early retirement on an enhanced basis. Pension Builder was introduced on 1 May 2005 and is available to all UK based employees. Pension Builder is a defined benefit scheme based on the career average principle.

The most recent valuation of the Scheme for the purpose of the financial statements and the present value of defined benefit obligations was carried out at 29 March 2008 by an independent qualified actuary, PricewaterhouseCoopers LLP. The present value of the defined benefit obligation/asset, the related current service cost and past service cost was measured using the Projected unit credit method. The principal assumptions used for the purpose of the actuarial valuation of the Scheme and Pension Builder are detailed below.

	Valuation date
	2008	2007
Rate of increase in salaries	3.9%	4.0%
Rate of increase to pensions in payment	3.1%	2.9%
Rate of increase to deferred pensions	3.4%	3.0%
Discount rate	6.4%	5.3%
Inflation assumption	3.4%	3.0%

Notes to the consolidated financial statements (continued)

37 Retirement benefit obligations continued

Sensitivities

The mortality assumptions used are based on mortality experience of the Scheme and anticipated mortality experience. The assumptions are below the national average reflecting the socio-economic make up of the Scheme membership. For the valuation at 29 March 2008, the Company has adopted the medium cohort principle for the Scheme and Pension Builder (2006/07: short cohort). If life expectancy is increased or decreased by one year, liabilities are estimated to increase or decrease by £15m respectively. The impact of a 0.1% increase or decrease in the discount rate would decrease or increase liabilities by £13m respectively.

The life expectancy in years for a member aged 65 is as follows:

		Valuation date
		2008 years	2007 years
Current pensioner	- male	18.7	17.7
	- female	21.0	19.8
Future pensioner	- male	20.0	18.4
	- female	22.2	20.5

Post retirement medical benefit scheme

Until 31 March 1999, the Group operated a post retirement medical benefit scheme. The method of accounting, assumptions and the frequency of valuations are similar to those used for defined benefit pension schemes detailed on page 94. The main actuarial assumptions are the underlying medical cost inflation of 5.4% per annum (2006/07: 5.0%) and the discount rate of 6.4% per annum (2006/07: 5.3%).

If the assumed rate of underlying medical cost inflation increased or decreased by 1.0% per annum then the valuation of the liabilities is estimated to increase or decrease by approximately £0.4m (2006/07: £0.4m) respectively.

Amounts recognised in the income statement in respect of the Group’s defined benefit schemes and post employment medical benefit scheme are as follows:

	Defined benefit schemes		Post retirement medical benefit scheme		Total retirement benefit schemes
	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m
Current service cost	9.7	18.6	—	—	9.7	18.6
Past service cost	—	0.1	—	—	—	0.1
Interest on obligation	42.3	39.7	0.2	0.2	42.5	39.9
Expected return on scheme assets	(58.2)	(52.4)	—	—	(58.2)	(52.4)

	(6.2)	6.0	0.2	0.2	(6.0)	6.2

Curtailment gain due to business disposals*	—	(21.1)	—	—	—	(21.1)

	(6.2)	(15.1)	0.2	0.2	(6.0)	(14.9)

*	included within restructuring items

The service cost for the period has been included within cost of sales £8.4m (2006/07: £15.6m), distribution costs £0.5m (2006/07: £1.5m) and administrative expenses £0.8m (2006/07: £1.5m). The interest on obligation and expected return on scheme assets is included within financing. Actuarial gains and losses have been reported in the Consolidated statement of recognised income and expense.

In the prior period a curtailment gain of £2.1m arose on the sale of the trade and assets of NFT Distribution and a gain of £19.0m arose on the disposal of the trade and assets of the Speciality Bread, chilled Pastry, Cakes and Flour Milling businesses. The curtailment gains were included in the profit or loss on disposal of the businesses. A curtailment gain reflects reduced liabilities of the Scheme due to removing the salary link when formerly active members of the Scheme become deferred members.

Notes to the consolidated financial statements (continued)

37 Retirement benefit obligations continued

Special pension contributions of £22.0m were made to the Scheme during 2007/08 (2006/07: £53.0m). This completes the programme of special pension contributions made by the Company following the disposals in 2006/07.

The amounts recognised in the Consolidated balance sheet in respect of the Group’s defined benefit schemes and post retirement medical benefit scheme are as follows:

	Defined benefit schemes		Post retirement medical benefit schemes		Total retirement retirement
	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m
Present value of obligations	(718.2)	(805.4)	(4.4)	(4.7)	(722.6)	(810.1)
Fair value of scheme assets	784.2	801.5	—	—	784.2	801.5

	66.0	(3.9)	(4.4)	(4.7)	61.6	(8.6)

The following table shows the split of the Group’s defined benefit schemes and post retirement medical benefit scheme between retirement benefit assets and retirement benefit obligations:

	Defined benefit schemes		Post retirement medical benefit scheme		Total retirement benefit schemes
	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m
Retirement benefit assets	71.5	—	—	—	71.5	—
Retirement benefit obligations	(5.5)	(3.9)	(4.4)	(4.7)	(9.9)	(8.6)

	66.0	(3.9)	(4.4)	(4.7)	61.6	(8.6)

The table above does not include the related deferred tax assets and liabilities.

Movements in the present value of obligations are as follows:

	Defined benefit schemes		Post retirement medical benefit scheme		Total retirement benefit schemes
	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m
At start of period	805.4	813.0	4.7	5.0	810.1	818.0
Current service cost	9.7	18.6	—	—	9.7	18.6
Past service cost	—	0.1	—	—	—	0.1
Interest on obligation	42.3	39.7	0.2	0.2	42.5	39.9
Curtailment gain due to business disposals	—	(21.1)	—	—	—	(21.1)
Actuarial gains	(109.2)	(14.7)	(0.3)	(0.3)	(109.5)	(15.0)
Contributions from scheme members	5.1	9.2	—	—	5.1	9.2
Benefits paid	(37.5)	(39.1)	(0.2)	(0.2)	(37.7)	(39.3)
Exchange differences	2.4	(0.3)	—	—	2.4	(0.3)

At end of period	718.2	805.4	4.4	4.7	722.6	810.1

Movements in the fair value of scheme assets are as follows:

	Defined benefit schemes
	2008 £m	2007 £m
At start of period	801.5	727.8
Expected return on scheme assets	58.2	52.4
Actuarial losses	(74.2)	(15.5)
Contributions from sponsoring companies	29.5	67.0
Contributions from scheme members	5.1	9.2
Benefits paid	(37.5)	(39.1)
Exchange differences	1.6	(0.3)

At end of period	784.2	801.5

Notes to the consolidated financial statements (continued)

37 Retirement benefit obligations continued

The fair value of scheme assets at the balance sheet date and the expected rate of return are analysed as follows:

	2008 £m	2007 £m	2008%	2007%
Defined benefit schemes
Equity	498.0	585.9	7.9	8.05
Bonds	284.0	186.5	6.4	5.3
Other	2.2	29.1	5.3	5.3

	784.2	801.5

The expected return on individual classes of pension scheme assets are determined by reference to external indices and after taking advice from external advisers. The overall expected rate of return is the weighted average of the returns above, allowing for anticipated balances held in each asset class according to the Scheme’s investment strategy. The actual return on scheme assets was a loss of (£16.0m) (2006/07: gain £36.9m).

Work is currently at an advanced stage which is aimed at reducing future funding volatility of the Scheme. As part of this, the Company and trustee have agreed a revised investment strategy for the Scheme to be implemented principally over the course of 2008/09. Paragraph 106 of IAS19 requires the expected return on plan assets to be based on market expectations of returns over the entire life of the related obligation and as such the revised expected returns will be reflected from 30 March 2008 onwards. The weighted average expected return of the revised investment strategy is 7.1% and this will be used to calculate the expected return on assets for 2008/09.

The history of experience adjustments is as follows:

	2008 £m	2007 £m	2006 £%	2005 £%
Defined benefit schemes
Present value of obligations	(718.2)	(805.4)	(813.0)	(729.3)
Fair value of scheme assets	784.2	801.5	727.8	562.9

Deficit in the scheme	66.0	(3.9)	(85.2)	(166.4)

Experience adjustments on scheme obligations:
Amount loss/(gain)	—	—	30.2	(0.7)
Percentage of scheme obligations	—	—	3.7%	0.1%

Experience adjustments on scheme assets:
Amount (loss)/gain	(74.2)	(15.5)	99.6	14.2
Percentage of scheme obligations	9.5%	1.9%	13.7%	2.5%

The cumulative effect of the experience adjustments on scheme liabilities as shown in the Consolidated statement of recognised income and expense is a gain of £29.5m (2006/07: gain of £29.5m).

The cumulative effect of the experience adjustments on scheme assets as shown in the Consolidated statement of recognised income and expense is a gain of £9.8m.

The Group expects to make ongoing contributions of approximately £8m to its defined benefit schemes in 2008/09.

Notes to the consolidated financial statements (continued)

38 Events after the balance sheet date

On 13 May 2008 the Group announced that following negotiations with a customer, and by mutual agreement, the Group has resigned supply of most of the product lines produced at the Fenland Foods ready meals facility, amounting to approximately £45m of annual revenue. The site operated at break-even profitability in the 52 weeks ended 29 March 2008. As a result of this the Group is in consultation with employees about proposals to mothball the site which at 29 March 2008 had a net book value of £24m. The directors are currently unable to make a reliable estimate of the financial impact of mothballing the site. This is a non-adjusting post balance sheet event.

The Group has also proposed a final dividend outlined in note 13 which is a non-adjusting post balance sheet event.

There have been no other post balance sheet events.

39 Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Remuneration of key management personnel

The remuneration of the directors, who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 ‘Related party disclosures’. Further information about the remuneration of individual directors is provided in the audited section of the Directors’ remuneration report.

	2008 £m	2007 £m
Salaries and other short term employee benefits	1.8	1.7
Post employment benefits	—	0.2
Compensation for loss of office	0.2	0.3
Share based payments	0.4	0.3

	2.4	2.5

sterling 140644